As filed with the Securities and Exchange Commission on September 7, 2007

Registration Statement No. 333-145678

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PORTER BANCORP, INC.

(Exact name of Registrant as Specified in Its Charter)

Kentucky	6022	61-1142247
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2500 Eastpoint Parkway

Louisville, Kentucky 40223

(502) 499-4800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

C. Bradford Harris

Executive Vice President and Corporate General Counsel

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

(502) 499-4800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Alan K. MacDonald

Frost Brown Todd LLC

400 West Market Street, Suite 3200

Louisville, Kentucky 40202

(502) 589-5400

(502) 581-1087 (Fax)

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Porter common shares	387,500 shares	$16.38	$6,346,548	$194.84

(1)	Computed in accordance with Rule 457(f) based on the book value per common share of Ohio County Bancshares, Inc. as of June 30, 2007 ($6,346,548). Solely for the purposes of calculating the registration fee, the proposed maximum aggregate offering price is equal to the aggregate value of the estimated maximum number of Ohio County Bancshares, Inc. common shares that may be exchanged in connection with the merger.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Ohio County Bancshares, Inc.

220 North Main Street

Beaver Dam, Kentucky 42320

To the Shareholders of Ohio County Bancshares, Inc.,

The board of directors of Ohio County Bancshares, Inc. (“OCB”) has approved a merger combining OCB and Porter Bancorp, Inc. (“Porter”). In the merger, you will receive for each OCB common share you own, either 12.80 Porter common shares, a cash payment of $297.34, or a combination of both cash and Porter common shares, depending on the choice you make on your election form. You will receive cash in lieu of any fractional Porter common share. A minimum of 50% and a maximum of 60% of the OCB common shares issued and outstanding must be exchanged for Porter common shares. If OCB shareholders elect either to receive either cash for more than 50% of the OCB common shares or to receive Porter common shares for more than 60% of the OCB common shares, the combination of cash and Porter common shares that shareholders receive will be adjusted on a proportional basis to fall within the ranges described above, as described in more detail in the accompanying proxy statement/prospectus.

The merger consideration of $297.34 per share represents a transaction value of approximately $12 million based on the 40,358 OCB common shares outstanding. Porter lists its common shares on the NASDAQ Global Market (“Nasdaq”) under the symbol “PBIB,” and Porter and OCB set the exchange ratio of 12.80 Porter common shares for each OCB common share based on the closing price of $23.23 of Porter common shares on Nasdaq on June 15, 2007, the last trading day before the board of directors of OCB approved the merger. If the average closing price of Porter common shares increases or decreases by 10% or more, the exchange ratio will be adjusted, based on the average closing price of Porter common shares on Nasdaq during a 10 trading day period ending on the third trading day before the closing date.

The price of Porter common shares will fluctuate before completion of the merger. On September 6, 2007 the closing price of Porter common shares was $20.66. At that price, the exchange ratio would adjust to 14.39 Porter common shares for each OCB common share. Porter expects to issue between 258,000 and 310,000 common shares in the merger, which will represent between approximately 3.2% and 3.9% of the outstanding Porter common shares following completion of the merger.

The $12 million merger consideration may also decrease on a dollar-for-dollar basis to the extent that OCB’s closing capital immediately before the closing is less than $6 million, according to a formula in the merger agreement. OCB’s closing capital would have been approximately $6,347,000, as of June 30, 2007. Whether OCB’s closing capital exceeds $6,000,000 will depend on OCB’s operating results and merger-related expenses through the closing date.

We expect the merger to generally be tax-free with respect to Porter common shares you receive and generally taxable with respect to cash you receive.

OCB has called a special meeting of its shareholders at which you will consider and vote on approval of the merger agreement. Holders of at least a majority of the OCB common shares entitled to vote must approve the merger agreement in order to complete the merger. The special meeting will be held at 1:00 p.m., central time, on Thursday, September 27, 2007 at OCB’s main offices at 220 North Main Street, Beaver Dam, Kentucky 42320. You are cordially invited to attend.

This proxy statement/prospectus provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully.

Your vote is important. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you fail to vote, the effect will be the same as a vote against the merger agreement.

The OCB board of directors has recommended that the shareholders of OCB approve the merger agreement. Accordingly, on behalf of the OCB board of directors, I urge you to vote “FOR” approval of the merger agreement.

Sincerely,

Patricia B. Wheeler

Chairperson

This proxy statement/prospectus is dated September 11, 2007 and is expected to be first mailed to shareholders of OCB on or about September 11, 2007.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the merger or Porter common shares to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The Porter common shares to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Ohio County Bancshares, Inc.

220 North Main Street

Beaver Dam, Kentucky 42320

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 27, 2007

Ohio County Bancshares, Inc. (“OCB”) will hold a special meeting of its shareholders on September 27, 2007 at 1:00 p.m. central time, at the main offices of OCB located at 220 North Main Street, Beaver Dam, Kentucky 42320, for the following purposes:

•

To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of June 16, 2007 (referred to in this notice and the accompanying proxy statement/prospectus as the “merger agreement”), by and among Porter Bancorp, Inc. (“Porter”), PBIB Corporation, Inc., OCB and Kentucky Trust Bank. The merger agreement provides for the merger of OCB with and into PBIB Corporation, a newly formed wholly owned subsidiary of Porter. In the merger, each OCB common share will be converted into the right to receive, according to each OCB shareholder’s election, 12.80 Porter common shares, cash in the amount of $297.34 or a combination of Porter common shares and cash, as designated by each OCB shareholder on an election form. A minimum of 50% and a maximum of 60% of the OCB common shares must be converted into Porter common shares. To the extent that OCB shareholders elect to receive Porter common shares for more than 60%, or cash for more than 50% of the outstanding OCB common shares, their elections will be adjusted on a proportional basis to meet the minimum or maximum as the case may be, subject to additional adjustments and as described in more detail in the accompanying proxy statement/prospectus. A copy of the merger agreement, as amended, is attached as Appendix A to the accompanying proxy statement/prospectus.

•	To transact any other business that may properly come before the meeting or any adjournment or postponement of the meeting.

Additional information about the proposals set forth above may be found in the accompanying proxy statement/prospectus. Please carefully review the accompanying proxy statement/prospectus and, including the merger agreement, and the other appendices to the proxy statement/prospectus.

Holders of OCB common shares as of the close of business on the record date, September 7, 2007, are entitled to notice of the meeting and to vote at the meeting.

The OCB Board of Directors has recommended that the shareholders of OCB approve the merger agreement. Accordingly, on behalf of the OCB Board of Directors, I urge you to vote “FOR” approval of the merger agreement.

We urge all OCB shareholders, whether or not you expect to attend the special meeting in person, to complete, date, sign and return the enclosed proxy form in the accompanying envelope, which requires no postage if mailed in the United States. An OCB shareholder who executes a proxy may revoke it at any time before it is exercised by giving written notice to OCB, by subsequently filing another proxy or by attending the meeting and voting in person.

If the merger is completed, those shareholders of OCB who do not vote to approve the merger agreement and follow certain procedures as required by Kentucky law and described in this proxy statement/prospectus will be entitled to exercise dissenters rights and receive the “fair value” of their shares in cash under Kentucky law. Appendix C to this proxy statement/prospectus includes the relevant provisions of Kentucky law regarding these rights.

By Order of the Board of Directors

Patricia B. Wheeler

Chairperson

Beaver Dam, Kentucky

September 11, 2007

Please complete, sign, date and promptly return the proxy card in the enclosed envelope so that your shares will be represented, whether or not you plan to attend the special meeting.

Experts	124

Where You Can Find More Information	124

Index to Consolidated Financial Statements	F-1

Appendix A.        Agreement and Plan of Merger

Appendix B.        Opinion of Financial Advisor

Appendix C.        Kentucky Statutes Governing Rights of Shareholders to Dissent from the Merger

Appendix D.        Merger Consideration Election Form

SUMMARY

Special meeting

OCB will hold a special meeting of its shareholders on September 27, 2007 at 1:00 p.m. central time, at the main offices of OCB located at 220 North Main Street, Beaver Dam, Kentucky 42320. The purpose of the meeting is to consider and vote upon a proposal to approve the merger agreement.

Overview of transaction (page 22).

We have attached the merger agreement to this document as Appendix A. Please read the entire merger agreement. It is the legal document that governs the merger.

We propose a merger whereby OCB will merge with and into PBIB Corporation, Inc., a wholly owned subsidiary of Porter. PBIB Corporation will be the surviving corporation in the merger. Following completion of the merger, Kentucky Trust Bank will merge with PBI Bank and the existing offices of Kentucky Trust Bank will become full-service banking centers of PBI Bank. We expect to complete the merger and the bank merger early in the fourth quarter of 2007, although delays could occur.

Merger consideration (page 33).

Pursuant to the terms of the merger agreement, you will receive one of the following forms of payment of the merger consideration in exchange for each of your OCB common shares (subject to the limitations and adjustments):

•	12.80 Porter common shares (share exchange amount);

•	Cash in the amount of $297.34 (cash exchange amount); or

•	A combination of cash at the cash exchange amount and Porter common shares at the share exchange amount.

The share exchange amount will be adjusted if the average closing price of the Porter common shares during the 10 consecutive trading days ending on the third trading day immediately before the closing date is less than or equal to $20.91 or is greater than or equal to $25.55, as further described in this proxy statement/prospectus. The market price of Porter common shares will fluctuate from the date of this proxy statement/prospectus to the date of completion of the merger, and these fluctuations could result in an adjustment of the share exchange amount. Because of the possibility of an adjustment to the share exchange amount, OCB shareholders will not know the exact number of Porter common shares they will receive in connection with the merger when they vote on the merger agreement.

In addition, if OCB’s “closing capital” is less than $6,000,000, the merger consideration will be reduced on a dollar-for-dollar basis by an amount equal to the difference between OCB’s closing capital and $6,000,000. “Closing capital” is OCB’s tangible capital on the closing date of the merger, plus the amount of any payments made before the closing to transition or terminate the Bank’s data processing agreement or to settle claims with the Bank’s former president. As of June 30, 2007, OCB’s closing capital would have been approximately $6,347,000. After that date, OCB accrued additional compensation expense of $699,025 relating to payments to terminate compensation arrangements with three Bank officers, which are described under “The Merger—Certain Interests of OCB Directors and Officers.” Whether OCB’s closing capital exceeds $6,000,000 will depend on OCB’s operating results and merger-related expenses through the closing date. Accordingly, at the time OCB shareholders vote on the proposed merger agreement, they will not know the market value or number of Porter common shares that they will receive in the merger.

Merger consideration election (page 36).

Porter will deliver or mail to you a form of election and instructions for making your election as to the form of consideration you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger—Election of the Form of Payment” on page 38. You may elect the share exchange amount with respect to a portion of your shares and the cash exchange amount with respect to the remainder of your shares. To be effective, an election form must be properly completed and received by Porter no later than 5:00 p.m. eastern time on September 27, 2007. If you do not make an election by the election deadline, you will be deemed to have made an election to receive Porter common shares, subject to adjustment as described above.

After the election deadline, the elections made by OCB shareholders may be adjusted so that Porter is not paying cash consideration for less than 40% or more than 50% of the OCB common shares outstanding at the close of business on the closing date. In addition, the elections may be adjusted if the value of the Porter common shares to be issued pursuant to OCB shareholder election is not at least 45% of the total value of the consideration to be received for the OCB common shares. The merger agreement provides rules, which are described under the heading “The Merger—Allocation of the Merger Consideration” on page 38 to allocate the Porter common shares and cash to be received by OCB shareholders, based on their elections. Accordingly, if you elect cash consideration or a combination of cash consideration and share consideration, you may receive cash for a lesser number of OCB common shares than you elect. This could result in, among other things, tax consequences that differ from those that would have resulted had you received the exact form of merger consideration you elected. No fractional Porter common shares will be issued in connection with the merger. Instead, cash will be paid instead of any fractional Porter common share to which you would otherwise be entitled.

Tax consequences (page 45).

Neither OCB nor Porter is required to complete the merger unless they receive a legal opinion from OCB’s counsel to the effect that, based on certain facts, representations and assumptions, the merger will be treated as a “reorganization” for federal income tax purposes. Therefore, we expect that, for federal income tax purposes, you generally will not recognize any gain or loss on the conversion of your OCB common shares into Porter common shares. You will be taxed, however, to the extent of the cash you receive for each OCB common share, including the cash you receive instead of any fractional Porter common share that would otherwise be issued, and the cash you receive if you properly exercise your right to dissent from the merger. Tax matters are complicated, and the tax consequences of the merger will vary among shareholders. We urge you to contact your own tax advisor to understand fully how the merger will affect you.

Recommendation (page 21).

The OCB board of directors believes that the merger is in the best interests of OCB shareholders and recommends that you vote “FOR” approval of the merger agreement. The OCB board believes that, as a result of the merger, you will be able to achieve greater value than you would if OCB remained independent.

OCB’s reasons for the merger (page 24).

OCB’s board of directors believes that the merger is in your best interest. The board considered a number of factors in deciding to approve and recommend the terms of the merger agreement to you. These factors included the following:

•	the value of the consideration to be received by OCB shareholders in the merger and that OCB shareholders can choose to receive cash, Porter common shares or a combination of the two;

•	A public trading market exists for Porter common shares, whereas OCB common shares are not publicly traded;

•	Porter has historically paid regular quarterly cash dividends on its common shares, whereas OCB has not;

•	Financial and other information concerning Porter and its market area;

•	The merger allows all OCB shareholders to receive the same consideration for their shares as OCB’s majority shareholder;

•	the likely impact of the merger on the employees and customers of OCB; and

•	the competitive and regulatory environment for community banks generally.

OCB’s board of directors also took into account advice of its financial advisor, Mercer Capital Management, Inc. (“Mercer Capital”), who issued an opinion that the consideration to be received by OCB common shareholders in the merger is fair, from a financial point of view.

OCB’s Board of Directors Received a Fairness Opinion from Mercer Capital Management, Inc. (page 25, Appendix B).

OCB’s financial advisor, Mercer Capital, has given an opinion to the OCB Board of Directors that, as of June 15, 2007, and August 15, 2007, based on and subject to the considerations described in its opinion, the merger consideration was fair from a financial point of view to holders of shares of OCB common stock. The full text of the Mercer Capital opinion is attached as Appendix B to this proxy statement/prospectus. We encourage you to read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Mercer Capital in rendering its fairness opinion.

OCB paid Mercer Capital a fee of $30,000 for rendering its opinion and reimbursed Mercer Capital for reasonable out-of-pocket expenses. OCB also has agreed to indemnify Mercer Capital against certain liabilities, including liabilities under the federal securities laws.

Vote required (page 20).

Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding OCB common shares entitled to vote. If you fail to vote, it will have the effect of a vote against the merger agreement and the merger. At the record date, two directors of OCB and their affiliates who together own approximately 73% of the OCB common shares entitled to vote at the meeting had agreed to vote their shares in favor of the merger agreement, subject to their review of this proxy statement/prospectus.

The merger does not require the approval of Porter’s shareholders.

Dissenters rights (page 49, Appendix C).

Under Kentucky law, if you do not vote for the merger and you properly exercise your right to dissent from the merger and demand the fair value of your OCB common shares, you may have the right to obtain a cash payment for the fair value of your shares. “Fair value,” as defined by Kentucky law excludes any appreciation in anticipation of the merger. To exercise these rights, you must comply with the procedural requirements of the Kentucky Business Corporation Act, the relevant sections of which we have attached to this proxy statement/prospectus as Appendix C. We cannot predict what the “fair value” of OCB common shares resulting from the required appraisal proceedings would be. Failure to take timely and properly any of the steps required under the KBCA may result in a loss of dissenters’ rights.

The Companies

Porter Bancorp, Inc. (page 51).

2500 Eastpoint Parkway

Louisville, Kentucky 40223

(502) 499-4800

Headquartered in Louisville, Kentucky, Porter Bancorp is the seventh largest independent banking organization domiciled in the Commonwealth of Kentucky based on total assets. Through its subsidiary PBI Bank, Porter operates banking offices in Louisville and 14 other Kentucky communities located along central Kentucky’s Interstate 65 corridor. As of June 30, 2007, Porter had total assets of $1.2 billion, total loans of $983.3 million, total deposits of $977.0 million and stockholders’ equity of $111.9 million. Porter’s customer service-oriented operating philosophy, which features timely decision-making and locally empowered personnel, has been the cornerstone of its significant growth in recent years, as shown in “Selected Consolidated Financial Information of Porter Bancorp” on page F-1. Porter plans to continue to expand in its existing and contiguous markets and has designed its infrastructure to support additional growth without sacrificing its commitment to excellent customer service.

Ohio County Bancshares, Inc. (page 114).

220 North Main Street

Beaver Dam, Kentucky 42320

(270) 274-6150

OCB, operates 6 banking offices in Ohio, Warren and Daviess Counties in central Kentucky through Kentucky Trust Bank, its subsidiary bank. As of June 30, 2007, OCB had on a consolidated basis total assets of $117.8 million, total loans of $86.3 million, total deposits of $102.0 million, and shareholders’ equity of approximately $6.3 million. Kentucky Trust Bank is engaged in a wide range of commercial, trust, and personal banking activities.

Dividend policy (page 120).

After the merger, Porter currently expects to pay regular quarterly cash dividends of $0.20 per share (when, as and if declared by Porter’s board of directors out of funds legally available for that purpose). While Porter currently pays dividends on its common shares, there is no assurance that it will continue to pay dividends in the future. Future dividends on Porter common shares will depend upon its future earnings, capital requirements, financial condition, future prospects and other factors that its board of directors may deem relevant.

OCB has no policy to pay regular dividends on OCB common shares and has not paid a dividend in the period since January 1, 2005.

Certain Interests of OCB Directors and Officers in the Merger that Differ From Your Interests (page 44).

Some of the directors and officers of OCB and the Bank have interests in the merger that differ from, or are in addition to, their interests as OCB shareholders. None of the directors and officers of OCB and the Bank will be directors or executive officers of the Porter after the Merger.

Patricia Wheeler, OCB’s Chairperson, owns a 33 1/3% interest in Fairview Real Estate, LLC, from which the Bank leases commercial office space in which one of its Bowling Green, Kentucky banking offices is located. The current term of the lease expires on February 29, 2012 and is subject to renewal at the option of the Bank for three successive renewal terms having a duration of ten years each. The lease provides for annual rent of

$84,479 as of February 2002, subject to adjustment every three years by a factor equal to the aggregate change in the Consumer Price Index, U.S. City Average during each adjustment period, but in no event less than 3% per year.

Regulatory approval (page 47).

We cannot complete the merger without the approval of the Board of Governors of the Federal Reserve System and the Kentucky Office of Financial Institutions (KOFI). Porter filed applications with the Federal Reserve Bank of St. Louis and the KOFI to obtain approval of the merger on June 29, 2007. The Federal Reserve approved the application on August 3, 2007. The KOFI approved the application on August 13, 2007.

In addition, the merger of Kentucky Trust Bank with PBI Bank requires the approval of the Federal Deposit Insurance Corporation (FDIC) and the KOFI. Porter has filed an application with the FDIC and KOFI to obtain approval of the bank merger. Although Porter does not know of any reason why PBI Bank would not obtain regulatory approval from the FDIC and KOFI in a timely manner, Porter cannot be certain when such approval will be obtained or if it will be obtained. The U.S. Department of Justice will have between 15 and 30 days following approval by the FDIC to challenge the approval on antitrust grounds. While OCB and Porter do not know of any reason that the Department of Justice would challenge regulatory approval by the FDIC and believe that the likelihood of such action is remote, there can be no assurance that the Department of Justice will not initiate such a proceeding, or if such a proceeding is initiated, as to the result of any such challenge.

Conditions (page 38).

The completion of the merger depends on a number of conditions being met. These include, among others that are more fully described in this proxy statement/prospectus:

•	approval of the shareholders of OCB of the merger agreement;

•	all regulatory approvals must have been obtained;

•	the Porter common shares issuable pursuant to the merger must have been approved for listing on Nasdaq;

•	Porter’s registration statement on Form S-4 relating to the merger must be effective under the Securities Act of 1933;

•	OCB must have received an opinion of Mercer Capital that the merger consideration to be received by OCB’s shareholders in the merger is fair to the OCB shareholders from a financial point of view;

•	the total value of the Porter common shares issued in the merger, must not be less than 45% of the total merger consideration issued in the merger;

•	holders of more than 15% of the outstanding OCB shares shall not have exercised dissenters rights; and

•	no material adverse effect must have occurred to OCB or Porter.

Any condition to the consummation of the merger may be waived in writing by the party to the merger agreement entitled to the benefit of such condition. A party to the merger agreement could choose to complete the merger even though a condition has not been satisfied, as long as the law allows it to do so. We cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination.

The merger agreement may be terminated and the merger may be abandoned at any time before the merger becomes effective:

•	by the mutual consent in writing of Porter and OCB;

•	by Porter or OCB if the merger is not consummated by November 30, 2007;

•	by Porter or OCB in the event of either a material breach by the other party of any representation, warranty, covenant or agreement, which cannot be or has not been cured;

•

by Porter or OCB if approval of any governmental authority or regulatory authority required for the consummation of the merger has been denied, the OCB shareholders fail to approve the merger agreement, or any of the closing conditions have not been satisfied;

•

by OCB at any time before the approval of this merger agreement by the OCB shareholders if OCB enters into an agreement for a superior acquisition proposal and satisfies other requirements, as more fully described in this proxy statement/prospectus;

•	by Porter, if the OCB Board of Directors does not make a favorable recommendation of the merger or withdraws, modifies or qualifies its recommendation in any manner adverse to Porter;

•	by OCB if the 10 trading day average closing price of the Porter common shares shortly before closing is less than $18.58 on the third business day before the closing date; or

•	by Porter if the 10 trading day average closing price of the Porter common shares shortly before closing is greater than $27.88 on the third business day before the closing date.

If the merger agreement terminates without a breach by either party, the merger agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the merger agreement or as set forth below.

Termination expenses and fee (page 42).

Each party will pay the expenses it incurs in connection with the merger agreement and the merger. Porter has agreed to pay OCB’s expenses of up to $200,000 if the merger agreement is terminated because Porter is in material breach of the merger agreement and such breach is not cured. OCB has agreed to pay Porter expenses of up to $200,000 if the merger agreement is terminated for one of the following reasons:

•	Porter terminates because OCB is in material breach of the merger agreement and such breach is not cured;

•	Porter or OCB terminates because the OCB shareholders do not vote to approve the merger agreement;

•	Porter terminates because OCB elects to enter into a superior proposal; or

•	Porter terminates because the OCB Board of Directors does not recommend to the OCB shareholders that they vote to approve the merger.

OCB has agreed to pay to Porter a termination fee of $500,000 if the merger agreement is terminated for one of the following reasons:

•	Porter terminates because OCB elects to enter into an agreement for a superior acquisition proposal; or

•

Porter terminates because OCB is in material breach of the merger agreement and such breach is not cured or cannot be cured before the OCB shareholders’ meeting or the OCB Board of Directors does not recommend to the OCB shareholders that they vote to approve the merger, OCB announces an alternative acquisition proposal with a third party and OCB enters into the alternative acquisition proposal within 12 months or the OCB Board of Directors recommends to OCB shareholders that they approve an acquisition of OCB by a third party.

The termination fee, which was a condition of Porter’s willingness to enter into the merger agreement, limits the ability of OCB to pursue competing acquisition proposals and discourages other companies from offering to acquire OCB.

Accounting treatment (page 48).

Porter will account for the merger using the purchase method of accounting. Under this accounting method, Porter would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is completed. Any excess of the cost of OCB over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Porter’s reported income would include the operations of OCB after the merger. Financial statements of Porter issued after completion of the merger would reflect the impact of the merger with OCB. Financial statements of Porter issued before completion of the merger would not be restated retroactively to reflect OCB’s historical financial position or results of operations.

Different shareholder rights (page 119).

The rights of Porter shareholders are currently governed by the Kentucky Business Corporation Act, the amended and restated articles of incorporation and the bylaws of Porter. The rights of OCB shareholders are currently governed by the Kentucky Business Corporation Act, the OCB articles of incorporation and the OCB bylaws. Upon completion of the merger, OCB shareholders that receive Porter common shares will become shareholders of Porter, and their rights will be governed by the Kentucky Business Corporation Act and by Porter’s articles of incorporation and bylaws. See “Comparison of Shareholder Rights” beginning on page 119 of this proxy statement/prospectus for a description of the different shareholder rights.

Nasdaq listing.

Porter will list its common shares to be issued in the merger on the NASDAQ Global Market.

What you need to do now

After you have carefully read this document, please vote your OCB common shares by completing, signing, dating and mailing the enclosed proxy form in the return envelope provided as soon as possible so that your shares will be represented at the special meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals. If you do not vote or you abstain, it will have the effect of a vote against the merger agreement.

After the merger, you will have to surrender your OCB stock certificates in order to receive new certificates representing the number of Porter common shares or cash you are entitled to receive in the merger. Please do not send certificates until after receipt of written instructions from Porter following completion of the merger.

Share price information

Porter common shares are quoted on the Nasdaq Global Market under the symbol “PBIB.” On June 15, 2007, the last trading day before the merger was announced, Porter common shares closed at $23.23 per share. On September 6, 2007, Porter common shares closed at $20.66 per share. The market price of Porter common shares will fluctuate before the merger. You should obtain current share quotations for Porter common shares.

OCB common shares are closely held and are generally subject to restrictions on transfer contained in agreements among OCB’s shareholders. In recent transactions, OCB common shares have sold at a price of $200 per share.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF PORTER BANCORP, INC.

We are providing the following information to help you analyze the financial aspects of the merger. We derived this information from Porter’s audited financial statements for 2002 through 2006. This information is only a summary. You should read this information in conjunction with Porter’s historical financial statements and the related notes contained in the annual and quarterly reports and other documents that Porter has filed with the Securities and Exchange Commission. See “Index to Consolidated Financial Statements of Porter Bancorp, Inc.” on page F-1. You should not rely on the historical information as being indicative of results expected for any future interim period.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in thousands, except per share data)
Income Statement Data:
Interest income	$41,989	$34,934	$72,863	$62,054	$49,947	$45,964	$46,350
Interest expense	22,125	16,480	35,622	25,665	19,698	19,851	22,743

Net interest income	19,864	18,454	37,241	36,389	30,249	26,113	23,607
Provision for loan losses	1,325	753	1,405	3,645	2,533	2,773	2,974

Net interest income after provision for loan losses	18,539	17,701	35,836	32,744	27,716	23,340	20,633
Non-interest income	2,484	2,696	5,196	5,433	4,553	4,346	4,621
Non-interest expense	10,067	10,287	19,785	20,047	17,725	16,570	15,601

Income before minority interest and taxes	10,956	10,110	21,247	18,130	14,544	11,116	9,653
Minority interest in net income of consolidated subsidiaries	—	—	—	1,314	898	731	499

Income before income taxes	10,956	10,110	21,247	16,816	13,646	10,385	9,154
Income tax expense	3,666	3,277	6,908	2,201	2,759	1,999	1,818

Net income	$7,290	$6,833	$14,339	$14,615	$10,887	$8,386	$7,336

Common Share Data(1):
Basic and diluted earnings per share	$0.96	$1.08	$2.15	$2.49	$1.86	$1.43	$1.25
Book value per share	14.66	11.86	14.21	11.35	11.28	10.61	10.26
Tangible book value per share(2)	13.01	9.95	12.45	9.32	10.45	9.83	9.42
Weighted average shares outstanding (basic)	7,584,502	6,332,447	6,678,337	5,869,496	5,868,224	5,868,224	5,868,224
Weighted average shares outstanding (diluted)	7,584,507	6,332,447	6,678,337	5,869,496	5,868,224	5,868,224	5,868,224
Shares outstanding at end of period	7,629,102	6,371,697	7,622,447	6,332,447	5,868,224	5,868,224	5,868,224

Balance Sheet Data (at period end):
Total assets	$1,198,182	$1,013,372	$1,051,006	$991,481	$887,201	$767,074	$714,692
Investment securities	101,733	97,976	95,090	103,993	89,677	78,184	93,458
Loans	983,343	814,489	854,367	791,951	734,181	633,658	566,047
Allowance for loan losses	13,479	12,611	12,832	12,197	10,261	8,094	6,674
Intangible assets	13,312	13,353	13,329	13,371	3,987	3,398	3,509
Deposits	976,961	812,190	861,856	806,579	718,614	634,257	600,596
Debt obligations:
FHLB advances	76,479	77,680	47,562	63,563	50,961	44,844	26,313
Junior subordinated debentures	25,000	25,000	25,000	25,000	25,000	14,000	14,000
Notes payable	—	9,500	—	9,600	100	100	800

Total debt obligations	101,479	112,180	72,562	98,163	76,061	58,944	41,113
Minority interests in consolidated subsidiaries	—	—	—	—	8,122	7,510	7,137
Stockholders’ equity	111,854	75,537	108,346	71,876	66,221	62,236	60,197

Average Balance Sheet Data:
Average assets	$1,114,578	$983,452	$995,018	$942,733	$829,204	$741,286	$696,608
Average loans	923,921	804,698	814,202	776,207	684,458	595,651	543,561
Average deposits	907,778	806,447	810,419	771,677	669,936	621,635	577,096
Average stockholders’ equity	111,460	74,692	83,428	68,922	64,116	61,834	58,996

Selected Performance Ratios:
Return on average assets	1.32%	1.39%	1.44%	1.55%	1.31%	1.13%	1.05%
Return on average equity	13.19	18.45	17.19	21.21	16.98	13.56	12.43
Return on average tangible equity	14.99	22.24	20.30	22.97	18.29	14.66	13.51
Net interest margin (fully tax equivalent)	3.80	4.02	3.97	4.06	3.84	3.71	3.56
Efficiency ratio(3)	45.17	48.70	46.68	47.96	51.07	54.58	55.93

Asset Quality Ratios:
Non-performing loans(4)	$7,189	$10,179	$8,940	$7,014	$5,608	$3,546	$3,944
Allowance for loan losses to non-performing loans	187.49%	123.89%	143.53%	173.90%	182.97%	228.26%	169.22%
Allowance for loan losses to total loans	1.37	1.55	1.50	1.54	1.40	1.28	1.18
Non-performing loans to total loans	0.73	1.25	1.05	0.89	0.76	0.56	0.70

Capital Ratios:
Tier 1 risk-based capital ratio	12.64%	11.02%	14.32%	10.64%	12.91%	12.79%	13.47%
Total risk-based capital ratio	13.89	12.27	15.57	12.01	14.23	14.04	14.65
Leverage ratio	10.82	9.15	11.86	8.62	10.73	10.47	10.65
Tangible equity to tangible assets(5)	8.37	6.34	9.14	6.03	6.94	7.55	7.77

(1)	Common shares data has been adjusted to reflect a stock split effective December 7, 2005.
(2)	Tangible book value per share is stockholders’ equity less goodwill, accumulated other comprehensive income (loss) and intangible assets, divided by the number of shares of common stock outstanding at period end.
(3)	Efficiency ratio is computed by dividing non-interest expense by the sum of net interest income and non-interest income excluding gains (losses) on sales of securities.
(4)	Non-performing loans consist of loans on non-accrual status, accruing loans past due 90 days or more, and restructured loans.
(5)	Computed by dividing stockholders’ equity less goodwill, accumulated other comprehensive income and intangible assets by total assets less goodwill and intangible assets.

MARKET PRICE AND DIVIDEND INFORMATION

Porter

Porter common shares are listed on the Nasdaq Global Market under the symbol “PBIB.” Quotations of the sales volume and the closing sales prices of the Porter common shares are listed daily in Nasdaq’s Global Market listings. Porter completed its initial public offering in September 2006. There was no public market for Porter common shares before then.

At the end of 2005, Porter completed a corporate reorganization in which it issued convertible non-voting common shares to holders of minority interests in two of its subsidiary bank holding companies, which were valued at $25.50 per share for purposes of the transaction, the same value as its voting common shares at that time. The convertible non-voting common shares were automatically converted into Porter common shares on a share-for-share basis immediately before completion of Porter’s initial public offering. Porter’s chairman of the board and president and chief executive officer owned all of the Porter common shares before the reorganization.

The following table sets forth, for the periods indicated, the high and low sales prices for the Porter common shares as reported by Nasdaq and the cash dividends declared per share:

		High	Low	Cash Dividends Per Share
2006	Third Quarter (beginning September 21)	$24.50	$22.30	$0.20
	Fourth Quarter	23.09	21.21	0.20
2007	First Quarter	$23.18	$21.60	$0.20
	Second Quarter	23.80	21.93	0.20
	Third Quarter (through September 6)	22.84	20.60	0.20

After the merger, Porter currently expects to pay (when, as and if declared by Porter’s board of directors out of funds legally available for that purpose) regular quarterly cash dividends of $0.20 per share. While Porter currently pays dividends on its common shares, there is no assurance that it will continue to pay dividends in the future. Future dividends on Porter common shares will depend upon its future earnings, capital requirements, financial condition, future prospects and other factors that its board of directors may deem relevant. In addition, Porter has issued an aggregate of approximately $25.0 million in junior subordinated debentures to its subsidiary trusts. Porter pays interest on the debentures, which is used by the trusts to pay distributions on the trust preferred securities issued by them. The indenture governing the issuance of each of these debentures provides that if Porter fails to make an interest payment on the debentures, Porter would be prohibited from paying dividends on its common shares until all debenture interest payments are current. Accordingly, if Porter is unable to pay interest on these debentures, it will be unable to pay dividends on Porter common shares.

As a holding company, Porter is ultimately dependent upon its subsidiary PBI Bank to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to PBI Bank limit the payment of dividends and other distributions by PBI Bank to Porter, and may therefore limit Porter’s ability to pay dividends on its common shares. Regulatory authorities could impose administratively stricter limitations on the ability of PBI Bank to pay dividends to Porter if such limits were deemed appropriate to preserve certain capital adequacy requirements.

OCB

OCB common shares are closely held and are generally subject to restrictions on transfer contained in agreements among OCB’s shareholders. OCB has no policy to pay regular dividends on OCB common shares and has not paid a dividend in the period since January 1, 2005.

The following table sets forth, for the periods indicated, the sales prices of any transaction involving OCB common shares reported to OCB.

		Price Per Share
2005	First Quarter	138.88
	Second Quarter	N/A
	Third Quarter	N/A
	Fourth Quarter	N/A

2006	First Quarter	N/A
	Second Quarter	N/A
	Third Quarter	N/A
	Fourth Quarter	$200.00

2007	First Quarter	$200.00
	Second Quarter	N/A
	Third Quarter (through August)	(1)

(1)	Exercise of an option to purchase 190 shares at $116.63.

RISK FACTORS

Risks Associated With the Merger

Fluctuations in market prices of Porter common shares will affect the value of the merger consideration that OCB shareholders receive for their OCB common shares.

Under the terms of the merger agreement, and subject to certain exceptions as described elsewhere in this document, at least 50% of the outstanding OCB common shares will be exchanged at an exchange ratio of 12.80 Porter common shares for each OCB common share. The market price of the Porter common shares may vary from its price on the date immediately before the public announcement of the merger, the date of this proxy statement/prospectus, the date of OCB’s special meeting and the date of the closing. The market price of Porter common shares may fluctuate as a result of a variety of factors, including, among other things, changes in Porter’s businesses, operations and prospects, regulatory considerations and general market and economic conditions. Many of these factors are beyond the control of Porter. As a result of the fixed exchange ratio, the market value of the Porter common shares that an OCB shareholder receives in the merger will decline correspondingly with any declines in the market price of Porter common shares before the date the merger consideration is paid, subject to the limitations discussed in the following paragraph.

If the average closing price of Porter common shares during the 10 trading days ending three days before the closing is less than or equal to $20.91 or greater than or equal to $25.55, then the number of Porter common shares OCB shareholders may receive will adjust to a number equal to $297.34 (the price of OCB’s common shares as of the date of the merger agreement) divided by the average closing price of Porter’s common shares during that 10 trading day period before the closing.

If OCB’s closing capital is less than $6 million, the merger consideration you receive will be reduced.

If OCB’s “closing capital” is less than $6,000,000, the merger consideration will be reduced on a dollar-for-dollar basis by an amount equal to the difference between OCB’s equity capital on the closing date and $6,000,000. “Closing capital” is OCB’s tangible capital at the closing of the merger, excluding payments made to modify or terminate Kentucky Trust Bank’s data processing agreement or to settle claims with Kentucky Trust Bank’s former president. As of June 30, 2007, OCB’s closing capital would have been approximately $6,347,000. After that date, OCB accrued additional compensation expense of $699,025 relating to payments to terminate compensation arrangements with three Kentucky Trust Bank officers, which are described under “The Merger—Certain Interests of OCB Directors and Officers.” Whether OCB’s closing capital exceeds $6,000,000 will depend on OCB’s operating results and merger-related expenses incurred through the closing date. Accordingly, at the time OCB shareholders vote on the proposed merger agreement, they will not know the market value or number of Porter common shares that they will receive in the merger.

If the price of Porter common shares falls or increases by pre-agreed levels, OCB or Porter, would have the right to terminate the merger agreement and the merger will not occur.

If the average closing price for Porter common shares during the 10 consecutive trading day period shortly before the closing date of the merger is less than or equal to $18.58 per share, OCB may terminate the merger agreement. If the average closing price for Porter common shares during that period is greater than or equal to $27.88 per share, Porter may terminate the merger agreement.

As a result, even if the merger is approved by the shareholders, the merger may ultimately not be completed. Although Porter’s board of directors has the ability to terminate the merger agreement and abandon the merger if the average closing price is greater than or equal to $27.88 and OCB’s board of directors has the power to terminate the merger agreement and abandon the merger if the average closing price is less than or equal to $18.58, neither board has an obligation to do so.

The consideration you receive may differ from what you elect, which could cause you to pay more tax.

Although each OCB shareholder may elect to receive all cash, all Porter common shares or a combination of cash and Porter common shares in the merger, Porter will only pay cash for a maximum of 50% of the outstanding OCB common shares. As a result, if more OCB shareholders elect to receive cash for more than this maximum, and you choose to receive all cash election or a combination of cash and shares, you might receive a larger portion of your consideration in Porter common shares.

In addition, the merger agreement provides that the value of the Porter common shares to be issued in the merger cannot be less than 45% of the total merger consideration, based on the closing price of Porter common shares on the trading day immediately before the effective date of the merger. If this condition would not be satisfied, Porter may elect to issue additional shares sufficient to satisfy the condition. As a result of such an adjustment, you could also receive a larger portion of your consideration in Porter common shares. Because you may receive both cash and shares regardless of your election, it will not be possible to determine the specific tax consequences of the merger at the time you make your election.

OCB will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on OCB and consequently on Porter. These uncertainties may impair OCB’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with OCB to seek to change existing business relationships with OCB. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may be uncertain about their future roles with Porter. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Porter, Porter’s business following the merger could be harmed. In addition, the merger agreement restricts OCB from making certain acquisitions and taking other specified actions before the merger occurs without the consent of Porter. These restrictions may prevent OCB from pursuing attractive business opportunities that may arise before the completion of the merger. See “Covenants and Conduct of OCB and Porter” beginning on page 40 of this proxy statement/prospectus for a description of the restrictive covenants to which OCB is subject.

Risks Associated With Owning Porter Common Shares

The market price of Porter common shares after the merger may be affected by factors different from those affecting OCB common shares or Porter common shares currently.

The businesses of Porter and OCB differ in some respects and, accordingly, the results of operations of the combined company and the market price of Porter common shares after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Porter or OCB. For a discussion of the business of Porter and of certain factors to consider in connection with that business, see “Business” beginning on page 51 of this proxy statement/prospectus for a description of Porter’s business.

Porter may fail to realize the cost savings estimated for the merger.

Porter estimates that it will realize cost savings from the merger when fully phased in; however, it is possible that the estimates of the potential cost savings could turn out to be incorrect. For example, the combined purchasing power may not be as strong as expected, and therefore the cost savings could be reduced. In addition, unanticipated growth in Porter’s business may require Porter to continue to operate or maintain some support functions that are currently expected to be combined or reduced. The cost savings estimates also depend on Porter’s ability to combine the businesses of Porter and OCB in a manner that permits those costs savings to be realized. If the estimates turn out to be incorrect or Porter is not able successfully combine the two companies, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

OCB Shareholders Will Not Control Porter’s Future Operations.

Upon completion of the merger, OCB shareholders in the aggregate will become the owners of between approximately 3.2% and 3.9% of the outstanding Porter common shares. Accordingly, former OCB shareholders will not have a significant impact on the election of directors or on whether future Porter proposals to its shareholders are approved or rejected.

If Porter cannot continue its historical levels of growth, which were accomplished in part through acquisitions, it may not be able to maintain its historical earnings trends.

Porter has expanded its business through both organic growth and a number of strategic acquisitions. Porter intends to continue to grow by increasing the number of banking offices it operates and expanding into attractive markets in central Kentucky. Porter’s ability to continue its organic growth depends, in part, upon its ability to expand its market presence, successfully attract core deposits and identify attractive commercial lending opportunities. If Porter cannot do this successfully, it may not be able to maintain its historical earnings trends.

Porter’s ability to implement its strategy for continued growth also depends on its ability to continue to identify and integrate acquisition targets profitably. Porter cannot assure you that it will be able to continue this trend, or that future acquisitions will always be profitable. In addition, Porter expects significant competition for suitable acquisition candidates. Porter competes with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources than Porter. Porter cannot assure you that it will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.

If Porter cannot continue to manage its growth effectively, its operations could be negatively affected.

Financial institutions like Porter that experience rapid growth face various risks and difficulties, including:

•	finding suitable markets for expansion;

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

In addition, in order to manage its growth and maintain adequate information and reporting systems within its organization, Porter must identify, hire and retain additional qualified employees, particularly in the accounting and operational areas of its business.

If Porter does not manage its growth effectively, its business, financial condition, results of operations and future prospects could be negatively affected, and Porter may not be able to continue to implement its business strategy and successfully conduct its operations.

Combining the two companies may be more difficult, costly or time-consuming than Porter or OCB expect.

Integrating the operations of OCB with Porter could result in the loss of key employees, disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect Porter’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be business disruptions that cause Porter or OCB to lose customers or cause customers to take their deposits out of the banks. The success of the combined company following the merger may depend in large part on the ability to integrate the two businesses, business models and cultures. If both banks are not able to integrate their operations successfully and timely, the banks may not realize the expected benefits of the merger.

A large percentage of Porter’s loans are collateralized by real estate, and an adverse change in the real estate market may result in losses and adversely affect Porter’s profitability.

Approximately 87.5% of Porter’s loan portfolio as of June 30, 2007 was comprised of loans collateralized by real estate. An adverse change in the economy affecting values of real estate generally or in Porter’s primary markets specifically could significantly impair the value of Porter’s collateral and Porter’s ability to sell the collateral upon foreclosure. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline, it is also more likely that Porter would be required to increase its allowance for loan losses. If during a period of reduced real estate values Porter is required to liquidate the collateral collateralizing a loan to satisfy the debt or to increase its allowance for loan losses, it could materially reduce its profitability and adversely affect its financial condition.

Porter has a significant percentage of real estate construction and development loans, which carry a higher degree of risk.

Approximately 26.3% of Porter’s loan portfolio as of June 30, 2007 consisted of real estate construction and development loans, which generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project and usually on the sale of the property. If Porter is forced to foreclose on a project before completion, Porter may not be able to recover all of the unpaid portion of the loan or it may be required to fund additional money to complete the project or hold the property for an indeterminate period of time. Any of these outcomes may result in losses and adversely affect Porter’s profitability.

Porter’s chairman, president, and chief executive officer together have sufficient voting power to elect or remove Porter’s directors, to determine the vote on any matter that requires shareholder approval and otherwise control Porter. In exercising their voting power, they may act according to their own interests, which may be adverse to your interests.

J. Chester Porter and Maria L. Bouvette beneficially own approximately 5,239,015 shares, or 68.5% of Porter’s outstanding common shares. Their combined ownership percentage will not decrease materially as a result of the Porter common shares issued in the merger. Mr. Porter and Ms. Bouvette each have made testamentary arrangements that provide for the other to retain voting control of his or her common shares in the event of death. Accordingly, they will be able to exercise control over Porter’s business and affairs and will be able to determine the outcome of any matter submitted to a vote of Porter’s shareholders, including the election and removal of Porter’s entire board of directors, any amendment of Porter’s articles of incorporation (including any amendment that changes the rights of Porter’s common shares) and any merger, consolidation or sale of all or substantially all of Porter’s assets. Mr. Porter and Ms. Bouvette could take actions or make decisions in their self-interest that are opposed to your best interests. They could remove directors who take actions or make decisions they oppose but are favored by Porter’s other shareholders. They may be less receptive to the desires communicated by shareholders. Neither Porter’s articles of incorporation, its bylaws nor Kentucky law requires the vote of more than a simple majority of the outstanding Porter common shares to approve a matter submitted for shareholder approval, subject to the general statutory requirement that any transaction in which one or more directors have a direct or indirect interest (other than as a shareholder) must be “fair” to the corporation. Mr. Porter and Ms. Bouvette have a level of concentrated control that could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise give you the opportunity to realize a premium over the then-prevailing market price of Porter’s common shares. As a result, the market price of Porter common shares could be adversely affected.

Porter is a “controlled company” within the meaning of the Nasdaq corporate governance rules because J. Chester Porter and Maria L. Bouvette together own more than 50% of its sole class of voting stock. As a controlled company, Porter’s controlling shareholders have greater power to make decisions in their own self-interest and against the interests of other shareholders, and investors and other shareholders will have fewer procedural and substantive protections against the exercise of this power.

A “controlled company” may elect not to comply with the following Nasdaq corporate governance rules, which require that:

•

a majority of its board of directors consists of “independent directors,” which the Nasdaq rules define as persons who are not either officers or employees of the company and have no relationships that, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out their responsibilities as directors;

•

decisions regarding the compensation paid to executive officers are made either by a compensation committee composed entirely of independent directors or by a majority of the independent directors; and

•

nominations for election to the board of directors are made either by a nominating committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or by a majority of the independent directors.

Porter relies on its controlled company status to have Mr. Porter, a non-independent director, serve on its nominating and governance committee and to have Ms. Bouvette, a non-independent director, serve on its compensation committee. Porter expects them to continue to serve in those positions for the foreseeable future.

Although a majority of Porter’s directors are independent directors, they have all been selected by Mr. Porter and Ms. Bouvette, who together have the voting power to remove directors who oppose actions or decisions they favor. Mr. Porter and Ms. Bouvette also have the power to elect a majority of directors who are not independent directors. Porter’s board may elect to dispense with the compensation committee and a nominating and governance committee at any time without shareholder consent. Accordingly, Porter’s shareholders have fewer procedural and substantive protections than shareholders of companies subject to all of the Nasdaq corporate governance requirements.

Porter’s profitability depends significantly on local economic conditions.

Because most of Porter’s business activities are conducted in central Kentucky and most of its credit exposure is in that part of the state, Porter is at risk from adverse economic or business developments affecting this area, including a downturn in real estate values and agricultural activities and natural disasters such as earthquakes, floods or tornadoes that affect its markets. If the Kentucky economy experiences an overall decline as a result of adverse developments or natural disasters, the rates of delinquencies, foreclosures, bankruptcies and losses in Porter’s loan portfolio would likely increase. Moreover, the value of real estate or other collateral that secures Porter’s loans could be adversely affected by an economic downturn or a natural disaster. An economic downturn or a natural disaster could, therefore, result in losses that may materially and adversely affect Porter’s business, financial condition, results of operations and future prospects.

Porter’s small to medium-sized business target market may have fewer resources to weather a downturn in the economy.

Porter’s strategy includes lending to small and medium-sized businesses and other commercial enterprises. Small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay Porter’s loan. Economic downturns and other events that negatively impact Porter’s target market could cause it to incur substantial credit losses that could materially harm its operating results.

Porter faces strong competition from other financial institutions and financial service companies, which could adversely affect its results of operations and financial condition.

Porter competes with other financial institutions in attracting deposits and making loans. Porter’s competition in attracting deposits comes principally from commercial banks, credit unions, savings and loan associations, securities brokerage firms, insurance companies, money market funds and other mutual funds. Porter’s competition in making loans comes principally from commercial banks, credit unions, savings and loan associations, mortgage banking firms and consumer finance companies. In addition, competition for business in the Louisville metropolitan area has grown in recent years as changes in banking law have allowed several banks to enter the market by establishing new branches. Likewise, competition is increasing in the other growing markets Porter has targeted, which may adversely affect Porter’s ability to execute its plans for expansion. Moreover, Porter’s advantage from having operated a nationally recognized online banking division since 1999 may diminish, as nearly all of its competitors now offer online banking and may become more successful in attracting online business over time as they become more experienced.

Competition in the banking industry may also limit Porter’s ability to attract and retain banking clients. Porter maintains smaller staffs of associates and have fewer financial and other resources than larger institutions with which Porter competes. Financial institutions that have far greater resources and greater efficiencies than Porter does may have several marketplace advantages resulting from their ability to:

•	offer higher interest rates on deposits and lower interest rates on loans than Porter can;

•	offer a broader range of services than Porter does;

•	maintain numerous branch locations; and

•	mount extensive promotional and advertising campaigns.

In addition, banks and other financial institutions with larger capitalization and other financial intermediaries may not be subject to the same regulatory restrictions as Porter is and may have larger lending limits than Porter does. Some of Porter’s current commercial banking clients may seek alternative banking sources as they develop needs for credit facilities larger than Porter can accommodate. If Porter is unable to attract and retain customers, Porter may not be able to maintain growth and its results of operations and financial condition may otherwise be negatively impacted.

Porter’s decisions regarding credit risk may not be accurate, and its allowance for loan losses may not be sufficient to cover actual losses, which could adversely affect its business, financial condition and results of operations.

Porter maintains an allowance for loan losses at a level it believes is adequate to absorb any inherent losses in its loan portfolio based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. If Porter’s assessment of these factors is ultimately inaccurate, the allowance may not be sufficient to cover actual future loan losses, which would adversely affect Porter’s operating results. Porter’s estimates are subjective and their accuracy depends on the outcome of future events. Changes in economic, operating and other conditions that are generally beyond Porter’s control, including changes in interest rates, could cause actual loan losses to increase significantly.

In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of Porter’s allowance for loan losses. Regulatory agencies may require Porter to increase its provision for loan losses or to recognize further loan charge-offs if their judgment differs from Porter’s, which could have a material negative impact on Porter’s operating results.

Porter’s profitability is vulnerable to fluctuations in interest rates.

Porter’s profitability depends in large part on its net interest income, which is the difference between interest earned from interest-earning assets, such as loans and mortgage-backed securities, and interest paid on interest-bearing liabilities, such as deposits and borrowings. Porter’s net interest income will be adversely affected if market interest rates change such that the interest it pays on deposits and borrowings increases faster than the interest it earns on loans and investments.

While short-term market interest rates, which Porter uses as a guide to price its deposits, have increased in recent years to 5.25%, longer-term market interest rates, which Porter uses as a guide to price its longer-term loans, have not increased in a corresponding manner. This “flattening” of the market yield curve has had a negative impact on Porter’s interest rate spread and net interest margin. If short-term interest rates continue to rise, and if rates on Porter’s deposits and borrowings reprice upwards faster than the rates on Porter’s long-term loans and investments, Porter would experience compression of its interest rate spread and net interest margin, which would have a negative effect on its profitability. Conversely, if short-term rates begin to decline, yields on Porter’s loans may reprice downward faster than the rates on its deposits and borrowings resulting in a negative impact on its interest rate spread and net interest margin.

Porter depends on its senior management team, and the unexpected loss of one or more of Porter’s senior executives could impair its relationship with customers and adversely affect its business and financial results.

Porter’s future success significantly depends on the continued services and performance of its key management personnel, particularly J. Chester Porter, chairman of the board, Maria L. Bouvette, president and chief executive officer, and David B. Pierce, chief financial officer. Porter does not have employment agreements with any of its senior executives. Porter’s future performance will depend on its ability to motivate and retain these and other key officers. The loss of the services of members of Porter’s senior management or other key officers or the inability to attract additional qualified personnel as needed could materially harm Porter’s business.

Porter incurs additional expenses as a publicly traded company, and as Porter attempts to increase its sources of non-interest income, its efficiency ratio may be less favorable and its profitability may decrease.

Porter’s non-interest expenses increase as a result of the financial accounting, legal and various other additional expenses usually associated with its new status as a public company. The federal securities laws and the regulations of the Securities and Exchange Commission require that Porter file annual, quarterly and current reports and that Porter maintain effective disclosure controls and procedures and internal control over financial reporting. This has required that Porter increase staffing and implement additional finance and accounting systems, procedures and controls in order to satisfy its new public company reporting requirements. Porter expects that the obligations of being a publicly traded company, including substantial reporting obligations, will require significant expenditures and place additional demands on its management team, which could divert its management’s attention from Porter’s day-to-day business operations.

Porter’s ongoing efforts to increase its non-interest income include, among other things, offering more secondary market home loan products, increasing its participation in government guaranteed loan programs and exploring opportunities to add other profitable banking-related business. These efforts may not be successful. These initiatives will require additional expense and may not generate the levels of non-interest income Porter anticipates.

The costs associated with being a public company and the increased costs of expanding Porter’s non-interest income initiatives will increase its operating costs and in turn may detrimentally affect its efficiency ratio. If Porter is unable to offset these costs through increased efficiencies in other areas or through the recognition of additional non-interest income in amounts sufficient to offset these additional costs, its profitability may decrease.

If Porter is unable to accurately and favorably assess the effectiveness of its internal controls over financial reporting, or if its independent auditors are unable to provide an unqualified attestation report in its assessment, Porter’s stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act and beginning with Porter’s Annual Report on Form 10-K for the fiscal year ending December 31, 2007, Porter’s management will be required to report on the effectiveness of its internal controls over financial reporting as of December 31, 2007. Porter’s independent auditors will be required to attest to the effectiveness of its internal controls over financial reporting as of December 31, 2008. The rules governing the standards Porter must meet for management to assess Porter’s internal controls over financial reporting are new and complex, and require significant documentation, testing and possible remediation. Porter is currently in the process of reviewing, documenting and testing its internal controls over financial reporting. In connection with this effort Porter will likely incur increased expenses and diversion of management’s time and other internal resources. Porter may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of its internal controls over financial reporting. In addition, in connection with the attestation process by Porter’s independent auditors, Porter may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If Porter cannot favorably assess the effectiveness of its internal controls over financial reporting, or if Porter’s independent auditors cannot provide an unqualified attestation report on Porter’s assessment, Porter could lose investor confidence and its stock price could be adversely affected.

Porter operates in a highly regulated environment and, as a result, is subject to extensive regulation and supervision that could adversely affect its financial performance and its ability to implement its growth and operating strategies.

Porter is subject to examination, supervision and comprehensive regulation by federal and state regulatory agencies. Regulatory oversight of banks is primarily intended to protect depositors, the federal deposit insurance funds, and the banking system as a whole, not Porter’s shareholders. Porter’s compliance with these regulations is costly and may adversely affect it’s ability to operate profitably. In addition, the laws and regulations applicable to banks could change at any time, which could significantly impact Porter’s business and profitability. For example, new legislation or regulation could limit the manner in which Porter may conduct its business, including its ability to attract deposits and make loans. Federal and state banking laws and regulations govern numerous matters including the payment of dividends, the acquisition of other banks and the establishment of new offices. Porter must also meet specific regulatory capital requirements. Porter’s failure to comply with these laws, regulations and policies or to maintain its capital requirements could affect its ability to pay dividends on common shares, its ability to grow through the development of new offices and its ability to make acquisitions. These limitations may prevent Porter from successfully implementing its growth and operating strategies.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus that are not statements of historical fact constitute forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of operations of Porter after the merger is completed as well as information about the merger. Words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “continue,” “will,” “should,” “may,” or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Many possible events or factors could affect the future financial results and performance of each of the companies before the merger or Porter after the merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

•	expected cost savings resulting from the merger may not be fully realized or realized within the expected time frame, or Porter incurs additional or unexpected costs;

•	Porter’s revenues after the merger are less than expected;

•

deposit attrition, operating costs, customer loss and business disruption before and after the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than Porter expected;

•	factors that increase the competitive pressure among depository and other financial institutions, including product and pricing pressures;

•	the risk that the businesses of Porter and OCB will not be integrated successfully, or such integration may be more difficult, time-consuming or costly than expected;

•	the continued service of key management personnel;

•	the ability to obtain the governmental approvals of the merger on the proposed terms and schedule;

•	changes in the level of nonperforming assets and charge-offs;

•	changes in the interest rate environment reduce Porter’s or OCB’s interest margins;

•	general business and economic conditions in the markets Porter or OCB serves change or are less favorable than expected;

•	legislative or regulatory changes adversely affect Porter’s or OCB’s businesses; and

•	technology-related changes are harder to make or more expensive than expected.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read the “Risk Factors” section of this proxy statement/prospectus.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. Porter believes it has chosen these assumptions or bases in good faith and that they are reasonable. However, Porter cautions you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. Therefore, Porter cautions you not to place undue reliance on its forward-looking statements. The forward-looking statements are made as of the date of this proxy statement/prospectus. Porter undertakes no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SPECIAL SHAREHOLDER MEETING

General

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the OCB board of directors for use at the special meeting of OCB shareholders to be held on Thursday, September 27, 2007 at 1:00 p.m., central time, at the main offices of OCB located at 220 North Main Street, Beaver Dam, Kentucky 42320 and at any adjournments or postponements of the special meeting. The purpose of the special meeting is to consider and vote upon a proposal to approve the merger agreement, which provides, among other things, for the merger of OCB with and into PBIB Corporation, a newly formed subsidiary of Porter. As a result of the merger, Porter will acquire Kentucky Trust Bank.

At this time, the OCB board of directors is unaware of any matter, other than the proposal to approve the merger agreement, that may be presented for action at the special meeting.

Who Can Vote at the Special Meeting

The OCB board of directors has fixed September 7, 2007 as the record date for determining the holders of OCB common shares entitled to notice of, and to vote at, the special meeting. Only holders of record of OCB common shares at the close of business on the record date will be entitled to notice of, and to vote at, the special meeting.

On the record date, there were 40,358 OCB common shares issued and outstanding and entitled to vote at the special meeting. Holders of record of OCB common shares are entitled to one vote per share on any matter that may properly come before the special meeting. Votes may be cast at the special meeting in person or by proxy.

The presence at the special meeting, either in person or by proxy, of the holders of a majority of the outstanding OCB common shares entitled to vote, is necessary to constitute a quorum in order to transact business at the special meeting. All votes “for” or “against,” as well as all abstentions, will be counted for the purpose of determining whether a quorum is present.

Required Vote

Shareholders will be entitled to one vote, in person or by proxy, for each OCB common share held on the record date. Approval of the merger agreement will require the affirmative vote of holders of a majority of the OCB common shares entitled to vote on the record date. Abstentions will have the same effect as a vote against the proposal.

Approval of any proposal to adjourn the special meeting, if necessary, to solicit additional proxies, and action on any other matter that is properly presented at the special meeting for consideration of the shareholders requires that shareholders cast more votes in favor than against any such matter at the special meeting. Accordingly, failures to vote and abstentions on these matters will not be treated as votes cast and, therefore, will have no effect. The OCB board of directors is not aware of any other business to be presented at the special meeting other than the proposal to approve the merger agreement and other than matters incidental to the conduct of the special meeting.

As noted above, failures to vote and abstentions will have the same effect as votes against the merger agreement. Accordingly, the OCB board of directors urges you to complete, date and sign the accompanying proxy and return it promptly in the enclosed postage prepaid envelope or to otherwise vote your shares in another approved manner.

You should not return your stock certificates with your proxy cards. The procedure for surrendering your stock certificates is described under “The Merger—Exchange of OCB Stock Certificates” on page 39.

On the record date, the directors and executive officers of OCB were entitled to vote, in the aggregate, 36,189 OCB common shares, or approximately 89.7% of the outstanding common shares entitled to vote at the special meeting. Directors and their affiliates who, in the aggregate are entitled to vote approximately 71.3% of the outstanding Porter common shares have executed agreements to vote their OCB common shares in favor of approval of the merger agreement.

Voting and Proxies

If your shares are registered directly in your name, you are considered the shareholder of record, and you may vote in person at the special meeting. The grant of a proxy on the enclosed proxy card does not preclude a shareholder from voting in person.

You may direct how your shares are voted without attending the special meeting. If you are a shareholder of record, you may vote by any of the methods described below. For directions on how to vote, please refer to the instructions below and those included on your proxy form. Shareholders of record of OCB common shares may vote by proxy by completing, signing and dating the enclosed proxy form and mailing it in the accompanying pre-addressed envelope.

Shares represented by properly submitted proxies received in time for the special meeting will be voted at the special meeting in the manner specified by such proxies unless the proxies are revoked as described below. If your proxy is properly executed but does not contain voting instructions, your proxy will be voted “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies. If other matters are properly presented before the special meeting, the persons named in the proxy form will have authority to vote in accordance with their judgment on any other such matters. It is not expected that any matter other than the proposal to approve the merger agreement will be brought before the special meeting.

A shareholder who signs a proxy form that accompanies this proxy statement/prospectus will retain the right to revoke the proxy at any time before the shares represented by the proxy are voted at the special meeting or any adjournment thereof. A shareholder may revoke a proxy by filing a written notice of revocation with, or by delivering a signed proxy form bearing a later date to, the Corporate Secretary of OCB at 200 North Main Street, Beaver Dam, Kentucky 42320 at any time before voting at the special meeting. A shareholder’s presence at the special meeting will not automatically revoke the shareholder’s proxy.

Solicitation of Proxies

Porter and OCB will each pay 50% of the cost of printing this proxy statement/prospectus, and OCB will pay all other costs of soliciting proxies from record and beneficial owners of OCB common shares. Directors, officers and other employees of OCB or its subsidiaries may solicit proxies personally, by telephone, by facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. OCB will arrange with any custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such custodians, nominees and fiduciaries, and OCB will reimburse these record holders for their reasonable out-of-pocket expenses.

If OCB shareholders vote to adjourn the special meeting, if necessary, to solicit additional proxies, the special meeting may be adjourned without notice, other than by an announcement made at the special meeting. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow OCB shareholders who have already sent in their proxies to revoke them at any time before their use at the special meeting.

Recommendation of the OCB Board of Directors

The OCB board of directors has approved the merger agreement and believes that the proposed transaction is fair to and in the best interests of OCB and its shareholders. The OCB board of directors recommends that OCB shareholders vote “FOR” approval of the merger agreement. See “The Merger—Background” on page 22.

THE MERGER

The following information describes the material aspects of the merger. This description does not purport to be complete, and is qualified in its entirety by reference to the appendices to this proxy statement/prospectus, including the merger agreement, as amended, which is attached to this proxy statement/prospectus as Appendix A and incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

General

The merger agreement, as amended, provides for the merger of OCB into PBIB Corporation, Inc., a wholly owned subsidiary of Porter, with PBIB Corporation being the surviving corporation in the merger. Each of Porter, PBIB Corporation and OCB are Kentucky corporations that are governed by the Kentucky Business Corporation Act (“KBCA”), and their respective articles of incorporation and bylaws. On the effective date of the merger, each OCB common share then issued and outstanding will be converted into, and exchanged for, the right to receive Porter common shares, cash or a combination of Porter common shares and cash.

Background

Beaver Dam Deposit Bank was founded in 1890, and for most of its history has been owned principally by the family of John H. Barnes, one of the original co-founders. His descendant, Patricia Barnes Wheeler, is OCB’s Chairperson and beneficially owns 50.9% of the outstanding OCB shares.

For several years, Mrs. Wheeler had expressed an expectation that she would eventually sell her majority interest in OCB as an element of her personal financial planning. She had also expressed her willingness to consider a buyout proposal from the Bank’s management.

Beginning in 2005, Donna Harmon, then President of the Bank and currently a director of OCB, had begun to discuss with Mrs. Wheeler generally how a buy-out of Mrs. Wheeler’s majority interest might be structured. The plan contemplated that a purchase of Mrs. Wheeler’s shares in annual installments over several years at a price based on multiple of OCB’s shareholders’ equity per share. These discussions between Mrs. Wheeler and Ms. Harmon continued throughout 2006, with the parties exchanging written proposals. Mrs. Wheeler was generally offered a multiple of approximately 1.5 times shareholders’ equity per share, and Mrs. Wheeler generally asked for a price of approximately two times shareholders’ equity per share.

In 2005, Porter Chairman J. Chester Porter first contacted Mrs. Wheeler to informally express Porter’s interest if OCB were to consider a sale in the future. In a subsequent call with Mrs. Wheeler in 2006, Mr. Porter indicated Porter would consider a purchase price of approximately two times OCB’s shareholders’ equity.

In January 2007, Porter agreed to purchase OCB shares from a shareholder for $200 per share to settle an obligation to PBI Bank. Porter notified OCB of its offer to purchase these shares as required by the shareholder agreement among OCB and several of its shareholders. Ms. Harmon called Mr. Porter regarding her own bid to personally purchase the same shares. During the call, Mr. Porter told Ms. Harmon that Porter would consider offering a purchase price of approximately two times OCB’s shareholders’ equity to acquire all of OCB’s shares. At its January 26, 2007 meeting, the OCB Board voted to exercise OCB’s right of first refusal to purchase the shares from the selling shareholder.

On February 21, 2007, Porter sent a non-binding indication of interest to each of OCB’s directors. The letter anticipated a transaction in which Porter would acquire all of OCB’s shares for an amount per OCB share equal to two times OCB’s shareholders’ equity per share. The consideration would be paid in a combination of Porter shares and cash, and the offer would remain open until March 7, 2007.

On March 1, 2007, the OCB Board met to discuss the indication of interest from Porter. Patricia Wheeler expressed her continued willingness to consider a buyout proposal to sell her majority interest back to OCB. The OCB Board reviewed a comparison of the financial impact of the sale of OCB to Porter at two times shareholders’ equity per share compared to a repurchase of Mrs. Wheeler’s shares over time at multiple of 1.5 times shareholders’ equity per share. The comparative analysis assumed the Porter purchase price would be reduced by $1,100,000 to reflect deferred compensation for Donna Harmon, Karen Glenn and two other non-director officers of Kentucky Trust Bank that would accelerate and become payable upon completion of the transaction. It also assumed the OCB Board would voluntarily accelerate the vesting of the same officers’ options to purchase 4,000 OCB shares, so they could exercise the options before the acquisition, further diluting the assumed purchase price to approximately $230 per OCB share. The OCB Board voted to decline the Porter offer. Mrs. Wheeler indicated that she would be willing to continue the negotiations for a buy-out of her shares for 30 days. The OCB Board then directed Donna Harmon to coordinate the effort to conclude a transaction with Mrs. Wheeler.

On March 15, 2007, the OCB Board delivered a new offer to purchase Mrs. Wheeler’s majority interest over four years at a price equal to 1.50 times shareholders’ equity per share as of December 31 of each year. The offer called for an initial purchase of 2,165 shares for $500,000 ($230.95 per share) on May 1, 2007. OCB would then pay installments of $1,500,000 on each of May 1, 2008 and 2009, and purchase any remaining shares on May 1, 2010. The proposal included a number of non-financial terms, including limitations on Mrs. Wheeler’s ability to vote her shares before they were purchased. Mrs. Wheeler rejected the March 15 offer, citing a number of financial and non-financial terms she found objectionable. The parties continued to exchange proposals until March 29, when Mrs. Wheeler terminated the discussions.

On April 23, 2007, OCB directors Hayward Spinks, Patricia Wheeler and Joseph Wheeler met with J. Chester Porter and Porter CEO Maria Bouvette. The Porter principals, who together own more than a majority of Porter’s outstanding shares, expressed their continued interest in a transaction with OCB. They proposed a purchase price of $12 million, or approximately 1.94 times OCB’s shareholders’ equity per share as of December 31, 2006, subject to OCB having at least $6 million in shareholders’ equity at closing. OCB shareholders could elect to receive for their OCB common shares either cash, Porter common shares, or a combination of the two.

At the OCB annual meeting of shareholders on April 27, 2007, Martha Clark (a certified public accountant) and Nancy Spinks (who, with her husband director Hayward Spinks beneficially owns 18% of the outstanding OCB shares) were elected to the OCB Board, replacing George Barnes and Karen Glenn.

On May 3, 2007, Mrs. Wheeler reviewed the latest Porter proposal with the OCB Board, which authorized her to enter into confidentiality agreement to allow Porter to conduct a due diligence examination of OCB and the Bank.

On May 7, 2007, Patricia and Joseph Wheeler met with Mr. Porter and Ms. Bouvette to discuss more detailed terms and conditions of the proposal. The discussions with Mr. Porter and Ms. Bouvette continued over the next several weeks, which Mrs. Wheeler reported to other OCB directors. During this period, representatives of OCB and Porter began negotiating the terms on the merger agreement and other ancillary documents.

At its meeting on May 25, the OCB Board appointed Patricia Wheeler, Hayward Spinks and Martha Clark to a special committee authorized to evaluate the Porter proposal and any proposal OCB may receive from another party and to make recommendations to the full OCB Board with respect to any such proposal. In addition, the OCB directors authorized Mrs. Wheeler to engage Mercer Capital Management, Inc. to serve as its financial advisor in connection with the evaluation of any proposals.

On May 29, 2007, Mrs. Wheeler, Mr. Porter and Ms. Bouvette met with each of Karen Glenn, Scott Turner and Kevin Simpson to discuss each officer’s employment and benefit contracts with OCB and the terms of employment offered by PBI Bank if the proposed acquisition were completed. Mrs. Wheeler also met with Donna Harmon, at which time Ms. Harmon’s employment with OCB and the Bank was terminated.

During the first two weeks of June 2007, negotiations between the parties and their advisors and representatives continued. Mrs. Wheeler principally conducted the negotiations on behalf of OCB and conferred with the other members of the special committee. The principals and representatives of both OCB and Porter met on June 12, 2007, to resolve remaining open issues.

The OCB special committee held a lengthy telephonic meeting on June 14, 2007, to review the terms and conditions of the proposed merger agreement in detail. A representative of Mercer Capital participated in the meeting, presenting a financial analysis of the merger consideration offered by Porter and responding to questions from the committee members. After lengthy discussion, the committee passed a resolution recommending that the OCB Board approve the merger agreement and recommend it to OCB’s shareholders.

The OCB Board convened in a special meeting in Beaver Dam on June 16, 2007. At the meeting, a representative of Mercer Capital reviewed the financial terms of the proposed merger, including stock trading and other information about Porter, and rendered its opinion that the consideration to be paid by Porter in the merger was fair to OCB shareholders from a financial point of view. OCB’s legal representatives also reviewed in detail the other material terms of the merger agreement and the related ancillary agreements. After the members of the special committee presented the bases for the committee’s recommendation in favor of the merger proposal, and individual directors had the opportunity for further discussion, the OCB Board approved a resolution approving the merger agreement and recommending that OCB shareholders vote in favor of the merger agreement. After the meeting, Patricia Wheeler signed the merger agreement on behalf of OCB and exchanged signature pages with Porter.

Porter and OCB issued a joint press release to announce the signing of the merger agreement before the opening of trading on Nasdaq on Monday, June 18, 2007.

Reasons for the Merger

OCB

The OCB Board considered several factors in determining that the merger with Porter is fair to, and in the best interests of, OCB and its shareholders. The OCB Board did not assign any specific or relative weight to the factors in its consideration. The material factors considered by the OCB Board included the following:

•

The financial terms of the merger, including the purchase price per OCB share and the exchange ratio; the ability of OCB shareholders to choose payment of the merger consideration in cash, Porter shares, or a combination of the two; Porter’s assumption of the outstanding balance of OCB’s credit agreement and other obligations; and the ability of OCB to terminate the merger agreement in the event of a significant decline in the value of Porter stock.

•

An assessment of the current banking environment and OCB’s strategic alternatives to the merger. Ohio County is a slower growing market, and competition in faster growing Daviess and Warren Counties is increasing as more financial institutions enter those markets. Anticipated capital investments to maintain market share as an independent institution were expected to affect OCB returns for the next several years.

•	The merger allows all OCB shareholders to receive the same consideration for their shares as OCB’s majority shareholder;

•	Porter’s financial performance, stock price, prospects, asset quality and strategic direction, both on a historical and forward-looking basis.

•

Porter’s current policy to pay a quarterly dividend of $.20 per share, representing a yield of approximately 3.4% on the $23.23 Porter stock price as of June 15, 2007. OCB has not paid a dividend on its shares for several years.

•

Porter’s customer service-oriented culture and philosophy and the fact that the merger represents a significant market expansion for Porter. In the OCB Board’s view, the merger would likely provide greater opportunities for OCB’s employees than would a transaction with an acquiror already having a substantial presence in the Ohio, Warren and Daviess county markets.

•

The desire of the Wheeler family, which owns more than 50% of the outstanding OCB shares, and other shareholders to increase the liquidity of their investment by acquiring publicly traded Porter shares in a tax-free reorganization.

•	The opinion of Mercer Capital that the consideration to be paid by Porter in the merger is fair to OCB shareholders from a financial point of view.

Based upon its consideration of the preceding factors, and in light of any other factors that individual directors considered as appropriate, the OCB Board approved the merger agreement and the merger as being in the best interests of OCB and its shareholders.

Porter

As a part of Porter’s growth strategy, Porter routinely evaluates opportunities to acquire financial institutions. The acquisition of OCB is consistent with Porter’s expansion strategy, which is to expand its presence in the fastest growing markets in Kentucky by making selective acquisitions that will be accretive to earnings within the first full year of combined operations. Porter’s senior management and certain lenders reviewed the business, financial condition, results of operation and prospects for OCB, the market condition of the market area in which OCB conducts business and the proposed financial terms of the merger. In addition, Porter’s management believes that the merger will enable it to further leverage its presence in the Bowling Green market, where Porter recently launched a loan production office. The merger will also expand Porter’s geographic presence in Daviess and Ohio counties, and provide opportunities for future growth and the potential to realize cost savings. Porter’s management also considered the financial condition and valuation for both OCB and Porter as well as the financial and other effects the merger would have on Porter’s shareholders.

While the management of Porter believes that following the merger Porter will achieve revenue opportunities and obtain costs savings, Porter has not quantified the amount of enhancements or projected the areas of operation in which such enhancements will occur. In view of the variety of factors considered in connection with its evaluation of the merger, Porter management did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to factors it considered. In addition, Porter management did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. Porter’s board conducted an overall analysis of the merger, including thorough discussions with, and questioning of, Porter’s management.

Opinion of Financial Advisor

Mercer Capital Management, Inc. was retained by OCB’s board of directors on May 25, 2007, to serve as its as its financial advisor and to render an opinion as to the fairness, from a financial point of view, of the proposed merger between OCB and Porter Bancorp. Mercer Capital was not been asked to opine as to, and its opinion does not in any manner address, OCB’s underlying business decision to proceed with the merger, nor is it a recommendation as to how OCB shareholders should vote on the merger proposal. Mercer Capital’s advisory services, as defined in the engagement letter between Mercer Capital and OCB, relate only to providing the requested fairness opinion and supporting analyses and documentation. Mercer Capital was not authorized to, and did not, solicit any expressions of interest from any other parties with respect to the sale of all or any part of OCB or any alternative transaction.

Mercer Capital, as part of its investment banking and general valuation businesses, is routinely engaged to assist financial institutions and businesses in merging with and acquiring other entities and to value businesses and their securities in connection with mergers and acquisitions, private placements, corporate reorganizations, income and estate tax matters and other purposes. Mercer Capital has no current or past relationship with OCB.

In connection with its fairness analysis, Mercer Capital obtained and reviewed information from the following sources:

•	The terms of successive drafts of the merger agreement;

•	Minutes of board of directors meetings of Kentucky Trust Bank and OCB;

•

Annual audited financial statements for OCB for the fiscal years ended December 31, 2002 through 2006 and internal, interim financial statements for OCB for the quarterly periods ended March 31 and June 30, 2007;

•	Kentucky Trust Bank’s strategic plan for 2007-2017, which the Bank’s board approved in January 2007;

•	Porter’s publicly filed documents since its initial public offering in September 2006;

•	Audited consolidated financial statements for Porter for the fiscal years ended December 31, 2002 through 2006;

•	Publicly available bank financial data and market and acquisition pricing information; and

•	Certain other background materials provided by management or otherwise obtained by Mercer Capital deemed relevant to its analysis for the fairness opinion.

OCB imposed no limitation on the scope of Mercer Capital’s investigation in connection with its fairness analysis. The full text of Mercer Capital’s opinion dated June 15, 2007, and updated as of August 15, 2007, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix B. OCB shareholders of should read the fairness opinion in its entirety.

In all cases Mercer Capital relied upon the referenced information without independent verification. A material inaccuracy or change in critical information upon which Mercer Capital relied could affect its opinion. Mercer Capital has furthermore assumed that the summary financial objectives set forth in the Kentucky Trust Bank Strategic Plan reflect a reasonable assessment of Kentucky Trust Bank’s future operating and financial results and are in accord with management’s current best estimates of future performance. Mercer Capital does not express any opinion as to the assumptions underlying such objectives, nor does Mercer Capital represent or warrant that the objectives will be achieved. Mercer Capital has not examined the loan portfolios of OCB or Porter Bancorp, which was beyond the scope of its engagement.

Ohio County Bancshares, Inc. and Kentucky Trust Bank

In its fairness analysis, Mercer Capital noted the following financial and operational information regarding OCB and KTB:

•

OCB operates 6 banking offices in Beaver Dam, Bowling Green and Owensboro, Kentucky. The unemployment rate reported by the U.S. Bureau of Labor Statistics in March 2007 for the three counties served by Kentucky Trust Bank is lower than in March 2006, and per capita income in many of the areas is growing at a slower rate than Kentucky and national averages.

•

The Bank reported total assets of $120.4 million for the period ended March 31, 2007. Total assets have grown by 12.9% over the period 2005-2006 and at a 7.0% compound annual rate over the period 2002-2006.

•	The Bank reported net loan growth of 12.8% over the period 2005-2006 and compound annual growth of 13.1% over the period 2002-2006.

•	The Bank reported total deposit growth of 21.1% over the period 2005-2006 and compound annual growth of 8.5% over the period 2002-2006.

•	The Bank reported total equity of $8.9 million at March 31, 2007, with compound annual growth in equity at 0.6% over 2005-2006 and 7.6% over the 2002-2006 period.

•

Bank equity at March 31, 2007 was approximately 7.4% of total assets, compared to the peer group average of 10.3%. The peer group is comprised of 1,166 commercial banks nationwide with total assets between $50 million and $150 million with three or more branches.

•

The Bank reported $557,000 in net income for the trailing twelve months ended March 31, 2007 representing a 0.47% return on average assets, compared to the average return on average assets of 0.90% for the peer group C- corporation equivalent basis. In the same period, the 6.43% return on average equity compares to the peer group average of 8.71%.

•	The Bank’s strategic plan estimates a return on average assets at 0.60% for 2007, rising to 1.00% in 2008 through 2011, although the Strategic Plan does not contain detailed financial projections.

•	OCB’s parent company only statements reported total assets of $8.9 million at December 31, 2006, nearly unchanged from 2005, and a compound growth rate of 7.5% over the period 2002-2006.

•	OCB reported total liabilities of $2.7 million at December 31, 2006, down from $2.9 million at December 31, 2005.

•	OCB reported shareholders’ equity of $6.2 million at December 31, 2006, up from $5.9 million at the end of 2005. Equity grew at a compound annual rate of 8.7% over the period 2002-2006.

•	OCB has not paid dividends in the last five years.

Porter Bancorp, Inc.

Mercer Capital reviewed the financial statements and other information from publicly filed reports of Porter that are included elsewhere in this proxy statement/prospectus.

Mercer Capital compared Porter’s weekly trading volume as a percentage of shares outstanding to other publicly traded banks with assets of $1 billion to $2 billion. As shown in the table below, year-to-date trading volume for Porter is less than the median of the public company group, implying some capacity for higher trading volume. Since its September 2006 initial public offering, Porter has provided operational and strategic information to a broader group of prospective investors, which could increase the number of its shareholders and the volume of trading in its shares.

	Publicly Traded Banks with Assets $1-$2 billion
	Weekly Volume as a % of Shares Outstanding
	One Week	One Month	Three Month	YTD	Insider Ownership	Institutional Ownership
Minimum	0.09	0.09	0.08	0.14	2.3%	0.9%
Maximum	3.67	2.41	2.93	3.19	39.8%	59.4%

Median	0.78	0.84	0.69	0.70	11.7%	31.3%

Average	0.94	0.95	0.83	0.79	15.6%	29.6%

Porter Bancorp	0.58	0.28	0.29	0.34	70.2%	15.3%

Data per SNL Financial as of May 25, 2007

Mercer Capital considered relative pricing data for Porter, as measured by price to earnings and price to tangible book value, compared to publicly traded banks with assets of $1 billion to $2 billion. As shown in the table below, Porter’s pricing multiples tend to be below the median of the public group, while the return on equity and return on assets are comparable to the returns of the other public companies.

	Publicly Traded Banks with Assets $1-$2 billion
	Price/ LTM EPS	Price/2007 EPS	Price/Rep. BV	Price/ Tang. BV	LTM ROAE	LTM ROAA	Insider Ownership
Minimum	10.69	10.83	1.68	1.68	14.03	0.96	2.28
Maximum	16.94	16.31	2.55	2.86	19.60	2.01	39.76

Median	13.82	13.45	2.05	2.24	16.06	1.43	11.69

Average	13.79	13.66	2.06	2.20	16.26	1.38	15.56

Porter Bancorp	10.96	11.12	1.57	1.79	15.71	1.43	70.20

Data per SNL Financial as of May 25, 2007

As shown in the table above, 70.2% of Porter shares are held by three of its key officers. While there is no current indication that the insiders seek to sell some of their holdings, the total number of shares outstanding could increase over time if Porter makes additional acquisitions for stock, thereby decreasing the relative percentage of insider ownership.

Transaction Considerations

Mercer Capital identified the following aspects of the proposed merger as advantageous to OCB shareholders:

•	The transaction provides shareholder liquidity. Without an active market for OCB common shares, avenues for liquidity are limited.

•

Value is immediately realizable and certain. The alternative of holding OCB common shares for later sale presents the risk that interest in acquiring OCB could wane or that OCB’s earnings could fail to reach the level estimated in the strategic plan.

•

The merger consideration allows OCB shareholders a choice of cash and Porter common shares. Porter is a publicly traded banking corporation with a recent history of greater profitability and growth compared to OCB.

•	The transaction offers OCB shareholders the opportunity to achieve better investment diversification.

•	The merger consideration is reasonable in light of the overall bank acquisition environment, based on recent acquisitions of banks in Kentucky and the mid-South region (defined below).

•	The merger consideration is also reasonable based on the present value of the future cash flows realizable by OCB based on its current operations and projections for future financial performance.

Mercer Capital also noted the following disadvantageous aspects of the proposed merger to OCB shareholders:

•	The transaction is taxable to shareholders to the extent cash is received in exchange for OCB shares, as opposed to Porter common shares.

•	Holding Porter common shares is not without risk.

Comparable Acquisitions Analysis

Based on an indicated transaction price of $12,000,000, Mercer Capital compared indicated pricing multiples and related performance data to three sub-groups of recent bank transactions. These three sub-groups are described below. All transactions groups are limited to transactions with at least one pricing multiple available and involving target banks reporting positive earnings. For this purpose, the indicated transaction price does not include the $2.5 million of outstanding OCB indebtedness to be assumed by Porter in the merger.

•

The Mid-South Region Group includes the 28 transactions involving acquired banks located in the Mid-South region with a transaction value less than $1 billion that were announced between January 1, 2006 and June 15, 2007. The Mid-South region includes banks located in Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Missouri and Tennessee.

•

The Kentucky Bank Group includes the six transactions involving acquired banks located in Kentucky with a return on average equity (ROAE) less than 10%, all of which were announced between January 1, 2005 and June 15, 2007.

•

The U.S. Bank Group includes the 35 transactions throughout the United States involving target banks with assets between $50 million and $150 million and an ROAA less than 0.75% in the most recent and prior year that were announced between January 1, 2005 and June 15, 2007.

Transaction summary data is shown in the table below.

Target Median Measures	Porter/OCB	Mid-South Banks	Kentucky Banks ROAE < 10%	Banks w/ROAA < 0.75%
Indicated Transaction Price:	$12,000,000

Asset Size ($000)	$120,288	82,364	70,351	103,575
ROAA	0.33%	0.88%	0.70%	0.51%
ROAE*	6.19%	8.97%	6.57%	5.52%
Equity / Assets	5.10%	9.54%	10.69%	9.45%

Price / LTM EPS	31.58	21.54	25.26	35.51
Price / Book	188.7%	194.6%	137.9%	205.2%
Price / Tangible Book	188.7%	194.6%	155.4%	205.2%
Price / Assets	10.0%	19.0%	16.9%	18.6%
Tangible Premium/Core Deposits	6.7%	13.6%	6.0%	13.8%

*	ROAE for OCB reflects the average equity reported at the holding company level

Mercer Capital noted that relative to the Mid-South Region Group:

•	The price for OCB at 31.58 times trailing 12 months earnings is substantially higher compared to the 21.54 times earnings multiple for the 28 comparable transactions.

•	The price for OCB at 188.7% of book value at March 31, 2007 is only slightly below the median 194.6% of book value for the 28 comparable transactions.

•	OCB’s financial performance, as measured by ROAA and ROAE, is substantially below the median for the 28 comparable transactions.

Mercer Capital noted that relative to the Kentucky Bank Group:

•	OCB’s indicated transaction price to earnings and to book value multiples are well above the median of the comparable acquired Kentucky banks.

•	OCB’s financial performance, as measured by ROAA and ROAE, is lower than the median of the comparable acquired Kentucky banks.

Mercer Capital noted that relative to the U.S. Bank Group:

•	Pricing multiples relative to earnings are less meaningful here, since low earnings have resulted in higher multiples of earnings.

•

OCB’s indicated transaction price to book value multiple of 188.7% is only slightly below the median multiple for the U.S. Group, which includes acquired banks operating in a broader geographic and demographic area than the other two comparable transaction groups. For example, the U.S. Group contains banks located in larger urban or suburban markets which would be presumed to have greater market desirability with greater and more diverse growth opportunities than OCB.

Discounted Cash Flow Analysis

Mercer Capital utilized a discounted cash flow methodology to analyze a scenario whereby OCB would continue to operate and achieve the performance objectives in its strategic plan. OCB does not prepare specific financial projections; rather, management has considered the opportunities available to it to improve financial performance and the strategic plan describes activities to achieve future objectives, typically expressed in terms of ROAA. Mercer Capital utilized those objectives for future financial performance as a guide and has prepared projected financial statements through 2010 based on the strategic plan. Mercer Capital provided its projections to management of OCB for review. OCB management confirmed that the projections are consistent with its reasonable expectations and the goals outlined in the strategic plan.

Mercer Capital’s discounted cash flow analysis utilizes the performance objectives provided by management in the strategic plan, which project significant improvement in Kentucky Trust Bank’s earnings as shown below. The strategic plan envisions the Bank’s ROAA increasing to 0.60% in 2007 and 1.00% in subsequent years. Mercer Capital does not represent or warrant that the results indicated in the table below will or could actually be achieved.

	Historical Financial Statements			Pro Forma	Projected Financial Statements
	2005	2006	3/31/2007	3/31/2007	2007	2008	2009	2010
Ratio Analysis
Return on Average Assets	0.49%	0.36%	0.47%	0.48%	0.60%	1.00%	1.00%	1.01%

Return on Average Equity	5.82%	4.86%	6.43%	6.54%	8.28%	13.62%	13.40%	13.49%

Yield on Earning Assets	6.20%	7.27%	7.44%	7.44%	7.27%	7.46%	7.35%	7.35%
Cost of IB Funds	2.78%	3.76%	3.95%	3.95%	3.69%	3.69%	3.69%	3.69%
Net Spread	3.42%	3.51%	3.49%	3.49%	3.58%	3.76%	3.66%	3.66%
Net Interest Margin	3.87%	4.02%	4.03%	4.03%	4.07%	4.26%	4.19%	4.18%
Core Fee Income / Avg Assets	1.63%	1.86%	1.87%	1.87%	1.85%	1.95%	1.95%	1.95%
Operating Exp / Avg Assets	4.47%	4.88%	4.73%	4.73%	4.53%	4.24%	4.17%	4.15%
Operating Income / Avg Assets	0.86%	0.69%	0.85%	0.86%	1.07%	1.67%	1.67%	1.69%
Efficiency Ratio	83.8%	87.6%	84.7%	84.6%	80.9%	71.8%	71.4%	71.0%
Payout Ratio	11.4%	100.5%	59.4%	58.4%	25.0%	25.0%	40.0%	40.0%

Mercer Capital also forecast OCB’s parent company income and cash flows. Mercer’s projections are based on the following assumptions:

•

OCB’s consolidated results describe consolidated earnings after adding or subtracting the holding company’s income and expenses from Kentucky Trust Bank’s projected net income. These holding company items in 2006 consisted of interest on the Company’s bank debt and a minimal level of other operating expenses. Mercer Capital assumed the holding company’s expenses would remain consistent with the 2006 level in future years.

Ohio County Bancshares, Inc.

			Projected Financial Statements
Consolidated Net Income ($000)		2006	2007	2008	2009	2010	2011	2012
Kentucky Trust Bank Income		$419	$754	$1,348	$1,452	$1,586	$1,716	$1,935
1) Interest Expense—Holding Co. Debt		(231)	(231)	(231)	(231)	(231)	(231)	(231)
2) Other Holding Company Expense		(29)	(29)	(29)	(29)	(29)	(29)	(29)
3) Income Tax (Expense) / Benefit	34.0%	79	88	88	88	88	88	88

CONSOLIDATED NET INCOME		$238	$582	$1,177	$1,281	$1,414	$1,545	$1,763

Common Dividends		$0	$17	$165	$409	$463	$687	$892

•	The OCB’s estimated consolidated capital ratios appear adequate relative to regulatory guidelines.

Capital Ratios	2006	2007	2008	2009	2010	2011	2012
Common Equity / Assets	4.94%	5.00%	5.37%	5.59%	5.76%	5.82%	5.96%
Total Shareholders’ Equity / Assets	4.94%	5.00%	5.37%	5.59%	5.76%	5.82%	5.96%
Tier 1 Capital / Assets	5.09%	5.15%	5.50%	5.71%	5.87%	5.93%	6.06%
Tier 1 Capital / Risk Weighted Assets	6.89%	6.97%	7.45%	7.74%	7.96%	8.03%	8.21%
Tier 1 & 2 / Risk-Weighted Assets	8.21%	8.29%	8.73%	9.01%	9.23%	9.31%	9.49%

•

Net cash flow available for shareholder dividends is derived by subtracting annual estimated holding company expenses from dividends received from the Bank. Mercer Capital assumed that OCB will distribute all remaining cash flow to shareholders throughout the projected period.

	Projected Financial Statements
Holding Company Cash Flow	2007	2008	2009	2010	2011	2012
Cash Receipts:
Dividends from Bank	$189	$337	$581	$634	$858	$1,064
Additional Borrowings	0	0	0	0	0	0

Total Inflows	$189	$337	$581	$634	$858	$1,064
Cash Disbursements:
After-Tax Holding Company Expenses	$172	$172	$172	$172	$172	$172
Injections into Bank Subsidiary	0	0	0	0	0	0
Common Dividends Paid	0	0	0	0	0	0

Total Outflows Before Distributions	$172	$172	$172	$172	$172	$172
CASH FLOW AVAILABLE FOR SHAREHOLDER DIVIDENDS	17	165	409	463	687	892

Value under the discounted cash flow method represents the sum of (a) the interim cash flows to shareholders (i.e., dividends) and (b) a terminal or residual value that represents the value of the cash flows received in all periods following the end of the discrete forecast period. Mercer Capital’s discounted cash flow analysis is summarized below. It also assumes the following:

•	Projected Dividends. Mercer Capital assumed that OCB would distribute available cash flow to shareholders, as discussed above;

•

Terminal Value. Terminal year earnings equal consolidated net income for 2012 times a terminal multiple of 13.97x. The terminal multiple represents the median price/earnings multiple as of May 25, 2007 for the 25 publicly traded banks located in the Mid-South Region that met the following criteria, which Mercer Capital believed were appropriate for comparison to OCB:

•	a price/earnings multiple of less than 25x;

•	ROAE greater than 10%;

•	average weekly trading volume greater than 0.15% of shares outstanding;

•	no additional non-bank lines of business; and

•	assets of more than $500 million, but less than $10 billion.

•

Discount Rate. The discount rate was estimated at 16.80%, as calculated based on historical returns on equity investments (adjusted to reflect the “systematic” risk of banking investments relative to the market as a whole) plus a risk premium to reflect the incremental risk that earnings could fail to reach projected levels. The projected dividends and terminal value were thus discounted to the present at 16.80%, assuming a mid-year discounting convention.

Based on a discount rate of 16.80%, Mercer Capital determined that a transaction value of $11.9 million was indicated, as shown below.

	Projected Financial Statements
	2007	2008	2009	2010	2011	2012	Terminal
Interim Cash Flows	$17	$165	$409	$463	$687	$892	na
Terminal Value	na	na	na	na	na	na	$24,624

Total Cash Flow	17	165	409	463	687	892	24,624
Present Value Interest Factor	0.9590	0.8506	0.7283	0.6235	0.5338	0.4571	0.4229

Present Value of Cash Flows	$16	$141	$298	$288	$367	$408	$10,414

Valuation Date	6/15/2007
Cash Flows Discounted from	9/22/2007	6/30/2008	6/30/2009	6/30/2010	6/30/2011	6/30/2012	12/30/2012
Discounting Periods	0.2694	1.0417	2.0417	3.0417	4.0417	5.0417	5.5417

Present Value of Cash Flows @	16.80%	$11,932

Terminal Value Calculation		Discount Rate Determination
Projected 2012 Earnings	$ 1,763	+ Yield to Maturity on Long-Term UST Bonds		5.34%	<> YTM on 20 Year Treasuries @ 6/15/2007
Price/Earnings Ratio	13.97	+ Multi-Yr Comn Stock Premium	5.80%		<> Per Mercer analyses of long-term market returns

= Terminal Value in 2012	$24,624	x Industry Beta	0.75		<> Long-term market average beta statistic

		= Beta Adjusted Equity Premium		4.35%
Mid-South Regional Bank Median		+ Small Stock Premium Over Large Cap Stocks		3.10%	<> Per Mercer analyses of long-term market returns
P/E Multiple as of 5/25/2007	13.97	+ Specific Risk Associated with Subject		2.00%
Less Fundamental Adjustment 0%	0.00	+ Risk of Achieving Projections		2.00%

Adjusted Price/Earnings Multiple	13.97	= Discount Rate (ROR)		16.79%	Rounded to: 0.10%

The discounted cash flow analysis indicates a range of values comparable to the value offered by the proposed transaction. Again, the projected future financial results used for this analysis were based on performance objectives in management’s strategic plan, and there is no assurance that the financial performance projected therein will be or could be achieved if OCB remained independent.

The following table presents a sensitivity analysis of indicated values based on a wider range of assumptions for projected 2012 net income and the terminal value multiple.

		Sensitivity Analysis—P/E Multiple vs. 2012 Net Income
		Terminal Value Multiple
Range of Year 2012 Net Income		11.0	12.0	13.0	14.0	15.0	16.0	17.0
	$1,613	$8,999	$9,682	$10,364	$11,046	$11,728	$12,410	$13,092
	$1,663	$9,231	$9,935	$10,638	$11,341	$12,045	$12,748	$13,451
	$1,713	$9,463	$10,188	$10,912	$11,637	$12,361	$13,086	$13,810
	$1,763	$9,695	$10,441	$11,186	$11,932	$12,678	$13,423	$14,169
	$1,813	$9,927	$10,694	$11,461	$12,227	$12,994	$13,761	$14,528
	$1,863	$10,159	$10,947	$11,735	$12,523	$13,311	$14,098	$14,886

Based upon and subject to the foregoing analyses, including such matters as Mercer Capital considered relevant, Mercer Capital rendered its opinion as of June 15, 2007, and updated as of the date of this proxy statement prospectus, that the consideration to be paid by Porter Bancorp in the Merger is fair, from a financial point of view, to the stockholders of OCB. For its services, Mercer Capital will receive a fee of $30,000, which is not contingent upon the completion of the transaction.

The fairness opinion is not a recommendation by Mercer Capital as to how any shareholder should vote on the proposed transaction. Mercer Capital has not expressed an opinion as to the price at which any security of Porter Bancorp or OCB may trade in the future. The fairness opinion is necessarily based upon economic, market, financial and other conditions as they existed, and the information made available to Mercer Capital, as of the date of its fairness opinion.

Merger Consideration

Under the merger agreement, you will receive one of the following forms of payment of the merger consideration in exchange for each of your OCB common shares (subject to the limitations and adjustments discussed below):

•	12.80 Porter common shares—the “share exchange amount”;

•	Cash in the amount of $297.34—the “cash exchange amount”; or

•	A combination of cash and Porter common shares as designated on the election form by the OCB shareholder.

The share exchange amount will be adjusted if the consecutive 10 trading day average closing price of the Porter common shares on the third trading day immediately before the closing date (“average closing price”) is less than or equal to $20.91 or exceeds or is equal to $25.55. The adjustment to the share exchange amount will be calculated by dividing $297.34 by the average closing price. If the average closing price is less than or equal to $20.91, then the share exchange amount will increase. If the average closing price is greater than or is equal to $25.55, then the share exchange amount will decrease.

In addition, the share exchange amount and the cash exchange amount will be adjusted if OCB’s “closing capital” is less than $6,000,000. The merger agreement defines “closing capital” as OCB’s tangible capital on the closing date plus the amount of any payments made by OCB or Kentucky Trust Bank before the closing of the merger to transition or terminate OCB’s data processing agreements and to settle any claims or judgments with OCB’s former president. If OCB’s closing capital is less than $6,000,000, the share exchange amount and the cash exchange amount will be reduced on a dollar-for-dollar basis by an amount by which OCB’s closing capital on the closing date is less than $6,000,000. The table under “Illustration of the Amount of Merger Consideration, Assuming Various Level’s of OCB Closing Capital,” below, shows the potential effect of this adjustment on the merger consideration.

As of June 30, 2007, OCB’s closing capital as defined by the merger agreement would have been approximately $6,347,000. After that date, OCB accrued additional compensation expense of $699,025 relating to payments to three executive officers of the Bank who agreed to terminate deferred compensation and stock option agreements and certain other rights. See “ Certain Interests of OCB Directors and Officers,” below. Whether OCB’s closing capital exceeds $6 million will depend on OCB’s operating results and merger-related expenses through the closing date.

In addition, the merger agreement provides that the value of the Porter common shares to be issued in the merger cannot be less than 45% of the total merger consideration, based on the closing price of Porter common shares on the trading day immediately before the effective date of the merger. If this condition would not be satisfied, Porter may elect to issue additional shares sufficient to satisfy the condition.

As a result of potential changes to the share exchange amount and the cash exchange amount, if you are an OCB shareholder, you will not know the exact number of Porter common shares or the exact amount of cash you will receive in connection with the merger when you vote on whether to approve the merger agreement.

OCB shareholders are entitled to elect to receive the share exchange amount, the cash exchange amount or any combination of Porter common shares and cash, in whole share increments with respect to the shareholders’ OCB common shares. In other words, by promptly completing and timely delivering the election form (which is attached to this proxy statement/prospectus as Appendix D), you can elect to receive cash for all of your OCB common shares, Porter common shares for all of your OCB common shares, or cash for some of your shares and Porter common shares for the remainder of your shares (a “mixed election”). If you elect to receive any cash consideration, you may not receive the amount of cash you elected, as explained below. If you elect to receive any Porter common shares, you may not receive the amount of Porter common shares you elected, as explained below.

The total amount of cash payable in connection with the merger is limited in that the aggregate cash exchange amount will be paid for a minimum of 40% and a maximum of 50% of the OCB common shares exchanged in the merger. If the cash to be paid as merger consideration exceeds this limit, the merger agreement provides rules which are described below in “The Merger—Allocation of the Merger Consideration” to allocate share and cash forms of merger consideration based on the elections made by the OCB shareholders. Accordingly, you may receive cash for a lesser number of OCB common shares than you elected. This could result in, among other things, tax consequences that differ from those that would have resulted had you received the exact form of merger consideration you elected.

No fractional Porter common shares will be issued in connection with the merger. Instead, cash will be paid for any fraction of a Porter common share to which any OCB shareholder would be entitled upon completion of the merger. The cash paid will be an amount equal to the shareholder’s fractional interest multiplied by the average Porter closing price on Nasdaq for the ten trading days ending three days before the closing date of the merger.

Neither OCB nor Porter (or their respective boards of directors) nor their financial advisors make any recommendation as to whether you should choose Porter common shares, cash or a combination of cash and Porter common shares for your OCB common shares. You should consult with your own financial advisor about this decision.

Porter common shares are listed for quotation on Nasdaq under the symbol “PBIB.” On June 15, 2007, which was the last trading day before the announcement of the merger, the price of Porter common shares closed at $23.23 per share. On September 6, 2007, the price of Porter common shares closed at $20.66 per share. If the average closing price were $20.66, the share exchange amount would adjust to 14.39 Porter common shares for each OCB common share.

You should be aware that the market value of Porter common shares will fluctuate, and neither Porter nor OCB can give you any assurance as to what the price of Porter common shares will be when the merger becomes effective or when certificates for those shares are delivered following surrender in exchange of your certificates for Porter common shares. We urge you to obtain information on the market value of Porter common shares that is more recent than that provided in this proxy statement/prospectus. See “Summary—Share Price Information” on page 7.

Illustration of Allocation of the Merger Consideration, Assuming No Oversubscription for Cash

The following table illustrates calculations of consideration at different Porter common share prices that would be received by a holder of 100 OCB common shares depending on whether the shareholder made a mixed election, an all cash election or an all share election. These calculations do not take into consideration the effects of taxation. See “The Merger—Material Federal Income Tax Consequences” on page 45.

These calculations assume that there will be no oversubscription for cash. The assumed closing value of the Porter common shares set forth in the table have been included for representative purposes only. The closing value at the time the merger becomes effective may be less than $20.92 or more than $25.54. We cannot predict what the closing value for Porter common shares will be or what the value of the Porter common shares to be issued in the merger will be at or following the merger becoming effective.

Estimating the Value of 100 OCB Common Shares

Assuming Various Cash/Share Elections and Porter Common Share Closing Values

	50% Cash Election 50% Share Election	All Share Election	All Cash Election
Assuming a $23.23 closing value
Value of Cash Consideration Received	$14,867.00	$0.00	$29,734.00
Value of Share Consideration Received	$14,867.20	$29,734.40	$0.00

Value of Total Consideration Received	$29,734.20	$29,734.40	$29,734.00

Assuming a $25.54 closing value
Value of Cash Consideration Received	$14,867.00	$0.00	$29,734.00
Value of Share Consideration Received	$16,345.60	$32,691.20	$0.00

Value of Total Consideration Received	$31,212.60	$32,691.20	$29,734.00

Assuming a $20.92 closing value
Value of Cash Consideration Received	$14,867.00	$0.00	$29,734.00
Value of Share Consideration Received	$13,388.80	$26,777.60	$0.00

Value of Total Consideration Received	$28,255.80	$26,777.60	$29,734.00

Illustration of the Amount of Merger Consideration, Assuming Various Level’s of OCB Closing Capital

The merger agreement provides that the merger consideration of $12 million will be reduced if OCB’s “closing capital” (as defined above) is less than $6 million. To the extent OCB’s closing capital is less than $6 million, the merger consideration will be reduced by $1.00 for each $1.00 (rounded to the nearest dollar) that closing capital is below $6,000,000. The following table illustrates how aggregate merger consideration, the consideration per OCB common share and the exchange ratio would be adjusted to the extent that OCB’s closing capital is less than $6 million.

Closing Capital of OCB	Merger Consideration	Consideration per OCB common share	Exchange Ratio
$6,000,000 or more	$12,000,000	$297.34	12.80
5,900,000	11,900,000	294.86	12.69
5,800,000	11,800,000	292.38	12.59
5,700,000	11,700,000	289.91	12.48
5,600,000	11,600,000	287.43	12.37
5,500,000	11,500,000	284.95	12.27

Election of the Form of Payment of the Merger Consideration

OCB shareholders are entitled to elect to receive the share exchange amount, the cash exchange amount or any combination of Porter common shares and cash, in whole share increments with respect to the shareholders’ OCB common shares (subject to the limitation on total cash payable as described below in “The Merger—Allocation of the Merger Consideration”). Porter will deliver or mail to you a form of election and instructions for making your election as to the form of merger consideration you prefer to receive in the merger, subject to the allocation procedures described below in “Allocation of the Merger Consideration.” Each holder of OCB common shares should complete, date and sign the election form that is being separately mailed to you and return it promptly in the prepaid, pre-addressed envelope provided to you with the election form. If you do not make an election by 5:00 p.m. eastern time, on September 27, 2007 (the “election deadline”), you will be deemed to have made an election to receive Porter common shares. An OCB shareholder’s proper election will be effective for the lesser of the number of his or her shares owned (i) on the election deadline; or (ii) on the effective date of the merger. Furthermore, if a OCB shareholder makes a proper mixed election and, on the effective date of the merger, he or she owns some but not all of the shares with respect to which he or she made the proper mixed election, the shares retained will be treated in proportionately the same manner as the mixed election the OCB shareholder originally selected in his or her properly submitted election form.

All shareholder elections must be made on the election form to be provided by Porter. To be effective, an election form must be properly completed and received by Porter no later than the election deadline. If a OCB shareholder does not make an election by the election deadline, you will be deemed to have made an election to receive Porter common shares. Elections may be revoked or changed upon written notice to Porter before the election deadline. If a shareholder revokes an election form and does not properly make a new election by the election deadline in respect of the OCB common shares covered by the revoked election form, it will be deemed that the holder did not make any election in respect of those shares and will be deemed to have made an election to receive Porter common shares.

Porter will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in an election form, and any good faith decision of Porter regarding such matters will be binding and conclusive. Porter will not be under any obligation to notify any person of any defect in an election form.

Allocation of the Merger Consideration

The merger agreement limits the aggregate number of OCB common shares for which Porter will pay the cash exchange amount to between 40% and 50% of the total outstanding OCB common shares at the time the merger becomes effective. In addition, Porter will increase the number of Porter common shares to be issued for OCB shares if the value of the Porter common shares to be issued for stock and mixed elections would otherwise be less than 45% of the total value of the consideration to be issued for all OCB common shares at the effective time of the merger.

If, at the election deadline, more than 50% of the total number of OCB common shares issued and outstanding have been deposited for cash pursuant to all cash elections, mixed elections and dissenting shares, and not withdrawn, Porter will promptly eliminate, or cause to be eliminated by the exchange agent, from the shares deposited pursuant to all cash elections, a sufficient number of such shares so that the total number of shares remaining on deposit for cash pursuant to all cash elections, mixed elections and dissenting shares does not exceed 50% of the OCB common shares issued and outstanding on the effective date.

Porter will eliminate or cause to be eliminated from the OCB common shares deposited pursuant to all cash elections, and add or cause to be added to the OCB common shares deposited for Porter common shares, such number of whole OCB common shares on deposit for cash pursuant to all cash elections as may be necessary so that the total number of shares remaining on deposit for cash pursuant to all cash elections or mixed elections is equal, as nearly as practicable, to 50% of the OCB common shares issued and outstanding on the closing date of the merger. In any case where the number of OCB common shares to be added for deposit must be adjusted, Porter will make such adjustment on a pro rata basis in relation to the total number of OCB common shares deposited pursuant to all cash elections.

All OCB common shares that are eliminated from the OCB common shares deposited for cash will be automatically converted into Porter common shares. Notice of such reallocation will be provided promptly to each shareholder whose OCB common shares are reduced from the shares on deposit for cash.

If at the election deadline, less than 40% of the total number of OCB common shares issued and outstanding have been deposited for cash pursuant to all cash elections, mixed elections and dissenting shares, and not withdrawn, Porter will promptly add, or cause to be added by the exchange agent, to the shares deposited pursuant to all cash elections, a sufficient number of shares from those deposited for Porter common shares so that the total number of shares remaining on deposit for cash pursuant to all cash elections, mixed elections and dissenting shares is 40% of the OCB common shares issued and outstanding when the merger becomes effective.

Likewise, if at the effective time of the merger, the value of the Porter common shares to be issued for stock and mixed elections would be less than 45% of the total value of the consideration to be issued for all OCB common shares, Porter will promptly add, or cause to be added by the exchange agent, to the shares deposited pursuant to stock and mixed elections, a sufficient number of shares so that the total value of the Porter common shares to be issued is 45% of the total value of the consideration to be issued for all OCB common shares.

Porter will eliminate or cause to be eliminated from the OCB common shares deposited for Porter common shares, and add or cause to be added to the OCB common shares pursuant to all cash elections, such number of whole OCB common shares deposited for Porter common shares as may be necessary so that the total number of shares remaining on deposit for cash pursuant to all cash elections, mixed elections and dissenting shares is equal, as nearly as practicable, to 40% of the OCB common shares issued and outstanding on the closing date of the merger. In any case where the number of OCB common shares to be added for deposit must be adjusted, Porter will make such adjustment on a pro rata basis in relation to the total number of OCB common shares deposited pursuant to all cash elections.

All OCB common shares that are eliminated from the OCB common shares deposited for Porter common shares will be automatically converted into cash. Notice of such reallocation will be provided promptly to each shareholder whose OCB common shares are reduced from the shares on deposit for Porter common shares.

Exchange of OCB Stock Certificates

When the merger is completed, without any action on the part of OCB or the OCB shareholders, OCB common shares will be converted into and will represent the right to receive, upon surrender of the certificate representing such shares as described below, the merger consideration described above, including cash instead of any fractional Porter common share that would otherwise be issued. Promptly after the merger becomes effective, Porter will deliver or mail to you a form of letter of transmittal and instructions for surrender of your OCB stock certificates. When you properly surrender your certificates, or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions and any other documents as may be reasonably requested, Porter will promptly deliver to you the merger consideration and cash in lieu of a fractional share, if any, to which you are entitled.

You should not send in your stock certificates until you receive the letter of transmittal and instructions.

After the merger is completed, and until surrendered as described above, each outstanding OCB stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration. No interest will be paid or accrued on any cash payable as part of the merger consideration. With respect to any OCB stock certificate that has been lost or destroyed, Porter will pay the merger consideration attributable to the shares represented by such certificate upon receipt of a surety bond or other adequate indemnity, as required in accordance with Porter’s standard policy, and evidence reasonably satisfactory to Porter of ownership of the shares in question. After the merger is completed, OCB’s transfer books will be closed and no transfer of the OCB common shares outstanding immediately before the time that the merger becomes effective will be made on Porter’s share transfer books.

To the extent permitted by law, after the merger becomes effective, you will be entitled to vote at any meeting of Porter shareholders the number of whole Porter common shares into which your OCB common shares are converted, regardless of whether you have exchanged your OCB stock certificates for Porter stock certificates. Whenever Porter declares a dividend or other distribution on the Porter common shares which has a record date after the merger becomes effective, the declaration will include dividends or other distributions on all Porter common shares issuable under the merger agreement. However, no dividend or other distribution payable to the holders of record of Porter common shares will be delivered to you until you surrender your OCB stock certificate for exchange as described above. Upon surrender of your OCB stock certificate, dependent upon your election, the certificate representing Porter common shares, cash or a combination of cash and Porter common shares into which your OCB common shares have been converted, together with cash instead of any fraction of a Porter common share to which you would otherwise be entitled and any undelivered dividends, will be delivered and paid to you, without interest.

Effective Date and Time of Merger

The merger agreement, as amended, provides that the merger will be completed on a date selected by Porter that is no later than the third business day following the satisfaction or waiver of the conditions to the completion of the merger (other than conditions that by their nature are to be satisfied on the closing date), provided that such date cannot be past the date any required regulatory approval for the merger would expire or after November 30, 2007. The merger will become effective at the time and date specified in the articles of merger to be filed with the Kentucky Secretary of State. It is currently anticipated that the merger will become effective at the beginning of the fourth quarter of 2007, assuming all conditions to the respective obligations of Porter and OCB to complete the merger have been satisfied.

Conditions to the Merger

The obligations of Porter and OCB to carry out the merger are subject to satisfaction (or, if permissible, waiver) of the following conditions at or before the time the merger becomes effective:

•	approval of the merger by OCB’s shareholders;

•	all required regulatory approvals shall have been obtained and shall remain in full force and effect;

•

no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger in effect or pending, nor shall any action have been taken that makes the consummation of the merger illegal;

•	the listing of the Porter common shares issuable in the merger on Nasdaq;

•	Porter’s registration statement for the shares to be issued in the merger must be effective;

•

Porter and OCB must have received an opinion of Frost Brown Todd LLC that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code;

•

OCB must have received an opinion of Mercer Capital dated as of the date of the proxy statement and the closing date of the merger that the merger consideration to be received by OCB’s shareholders in the merger is fair to the OCB shareholders from a financial point of view;

•	Porter and OCB, as appropriate, must have obtained all material consents and approvals under any loan or other agreement; and

•

the total value of the Porter common shares issued in the merger, based upon the closing sales price of Porter common shares as reported on the NASDAQ Global Market on the day immediately preceding the time the merger becomes effective must not be less than 45% of the total merger consideration issued in the merger.

The obligations of Porter and PBIB Corporation to carry out the transactions in the merger agreement are subject to satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by Porter:

•

the representations and warranties of OCB in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing of the merger, except for such inaccuracies that are not reasonably likely to have a material adverse effect on OCB;

•	OCB must have satisfied in all material respects all of its obligations and covenants required by the merger agreement;

•	holders of more than 15% of the outstanding OCB shares can have exercised dissenters rights;

•	no material adverse effect must have occurred to OCB;

•	Porter must have received an opinion of counsel to OCB, regarding matters specified in the merger agreement;

•	all required authorizations, consents and approvals of all governmental authorities must have been obtained; and

•	Porter must have signed agreements from specified affiliates of OCB.

The obligations of OCB to carry out the transactions contemplated by the merger agreement are subject to the satisfaction of the following additional conditions at or before the time the merger becomes effective, unless, where permissible, waived by OCB:

•

the representations and warranties of Porter in the merger agreement shall be true and correct as of the date of the merger agreement and as of the closing of the merger, except for such inaccuracies that are not reasonably likely to have a material adverse effect on Porter; Porter must have satisfied in all material respects all obligations and covenants required by the merger agreement;

•	Porter must have satisfied in all material respects all obligations and covenants required by the merger agreement;

•	all required authorizations, consents and approvals of all governmental authorities must have been obtained; and

•	OCB must have received an opinion of Porter’s general counsel, regarding matters specified in the merger agreement; and

•	no material adverse effect must have occurred to Porter.

Representations and Warranties

The merger agreement contains representations and warranties by OCB and Porter regarding various legal, financial, business and regulatory matters. The representations and warranties will not survive after the merger. The full text of these representations and warranties can be found in the merger agreement attached as Appendix A.

This proxy statement/prospectus contains a description of the representations, warranties and covenants made in the merger agreement, and in agreements, some of which are attached or filed as exhibits to the registration statement of which this proxy statement/prospectus is a part or are incorporated by reference into this proxy statement/prospectus. These representations, warranties and agreements have been made solely for the benefit of the other party to such agreements, may be subject to important qualifications, exceptions and limitations agreed to by the contracting parties and may not be complete, and such representations, warranties and agreements therefore should not be relied on by any other person. Any such covenants, representations or warranties may have been qualified or superseded by disclosures contained in separate schedules or exhibits not filed with or incorporated by reference in this proxy statement/prospectus, may reflect the parties’ negotiated risk allocation in the particular transaction rather than facts, may be qualified by materiality standards that differ from those that you may consider material, may not be true as of the date of this proxy statement/prospectus or any other date, and are subject to amendments, changes or waivers by the parties.

Covenants and Conduct of OCB and Porter

Conduct of Business

OCB agreed to conduct its business in the ordinary and usual course. Except with the prior written consent of Porter, until the merger is effective, OCB and its subsidiaries agreed not to:

•	issue any shares of capital stock, other than in connection with the exercise of outstanding options;

•	redeem any shares of capital stock;

•	split, combine, subdivide or reclassify any capital stock or declare or pay any dividends or other distributions on capital stock;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	adopt any amendments to the articles of incorporation or bylaws;

•	make any acquisition or disposition of assets or securities, except in the ordinary course of business;

•	incur additional indebtedness other than in the ordinary course of business;

•

offer any new deposit or loan product or service or, except as may be required to comply with applicable law, change its lending, investment, liability management, loan loss provision, loan loss charge off or other material banking policies;

•	grant any increase in the compensation of any of the directors, officers or employees;

•

pay or agree to pay any employee benefit not required or contemplated by any of the existing employee benefit plans or any agreements or arrangements as in effect on the date of the merger agreement, except as may be required by law or this Agreement

•	enter into any new or amend or extend any existing employment or severance or termination agreement with any director, officer or employee;

•

become obligated under any new benefit plan or amend any existing benefit plan in existence if such amendment would have the effect of materially enhancing any benefits, except as may be required to comply with applicable law or to maintain the tax-qualified status of any such plan,;

•	make any capital expenditures or commitments for any capital expenditures;

•	make any material changes in its customary methods of marketing;

•	take any action that would make any representation or warranty inaccurate in any material respect;

•	change the method of accounting in effect at December 31, 2006, except as required by changes in GAAP; and

•	take any action that would adversely affect the ability to obtain any of the regulatory approvals.

Discussion with Other Purchasers

OCB agreed not to solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to any acquisition proposal, except to the extent that the OCB Board receives an acquisition proposal that is reasonably expected to be a superior proposal and, after consultation with independent legal counsel, determines in good faith that it is probable that the failure to take such action would be a breach of its fiduciary duties under applicable Kentucky law. Upon execution of the merger agreement, OCB agreed to immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the merger agreement with any parties other than Porter with respect to any acquisition proposal and to use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any acquisition proposal. OCB must promptly advise Porter of the receipt by OCB of any acquisition proposal and the substance thereof (including the identity of the person making such acquisition proposal), and advise Porter of any material developments with respect to such acquisition proposal promptly.

“Acquisition proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving OCB or any of its subsidiaries, or any proposal or offer to acquire in any manner an equity interest of 25% or more in, or 25% or more of the assets of, OCB or any of its subsidiaries, other than the transactions contemplated by the merger agreement. “Superior proposal” means an acquisition proposal that is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal, and if consummated, is reasonably likely to result in a transaction more favorable to the shareholders of OCB from a financial point of view.

Access to Information

OCB and Porter each agreed to give the other party access to all of its books and records, properties, directors, employees, counsel, accountants and other representatives and to provide additional financial and operating data and other information about its business and properties.

Financial Statements; Reserves; Certain Accounting Matters

OCB agreed to provide Porter all annual, monthly and quarterly financial statements for periods ending December 31, 2006 and before the merger becomes effective. OCB agreed that its unaudited financial statements delivered after the date of the merger agreement would include a monthly provision, based on a review of the current status of all loans, in accordance with GAAP and other pertinent bank regulations concerning the write off of loans.

OCB agreed to modify or change its accounting and financial policies and practices and lending, investment or asset/liability management policies consistent with GAAP as Porter may reasonably request in order to conform the policies and practices of OCB with Porter’s policies, practices and procedures.

Preservation of Business and Investment Decisions

OCB agreed to use its commercially reasonable efforts to preserve the possession and control of all of its assets, to preserve the goodwill of its customers and others with whom it has business relations and to do nothing knowingly to impair the ability to keep and preserve its business. OCB has agreed not to, without first consulting with Porter:

•

make any significant investment decision, including, without limitation, engaging in any interest rate swaps, futures or options transactions, purchases or sales of any marketable securities other than overnight Federal Reserve Funds, demand and overnight Federal Home Loan Bank Funds, short term U.S. Treasury securities or short-term securities of U.S. government agencies, or any other investment decision involving $100,000 or more;

•	make or commit to make any loan or other extension of credit in a manner that deviates in any material way from its loan and underwriting policies or in an amount which equals or exceeds $250,000; or

•	amend, modify or renew the terms or conditions of any existing loan that deviates in any material way from its loan and underwriting policies or has a balance equal to or in excess of $250,000.

Notification of Material Changes and Litigation

OCB and Porter each agreed to provide the other with prompt written notice of any adverse or potentially adverse material change in its condition, earnings or business; and of all claims, regulatory proceedings and litigation against or possibly involving it, or any its officers, employees or directors.

Reasonable Efforts

OCB and Porter each agreed to use commercially reasonable efforts to take all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on OCB or Porter and to consummate and make effective the transactions contemplated by the merger agreement.

Employee Matters

For a summary of the impact of the merger on matters affecting the employees of OCB see “The Merger—Effect on Employee Benefits Plans” contained on page 48.

Indemnification

Porter agreed for a period of four years to provide the directors and officers of OCB with indemnification in respect of their actions or omissions, other than fraud, that occur before the merger becoming effective.

Tax Treatment

Each of Porter and OCB agreed not to take any actions that would adversely affect the ability of OCB and its shareholders to characterize the merger as a tax-free reorganization under Section 368(a) of the Code. Each of Porter and OCB also agreed to take such action as may be reasonably required, if such action may be reasonably taken to reverse the impact of any past actions that would adversely impact the ability for the merger to be characterized as a tax-free reorganization under Section 368(a) of the Code.

Processing Arrangements

OCB agreed to cooperate with Porter to transition or terminate the data processing agreements to which OCB is a party.

Termination Expenses

The merger agreement may be terminated and the merger may be abandoned at any time before the merger becomes effective:

•	by the mutual consent in writing of Porter and OCB;

•

by Porter or OCB if the merger is not consummated by November 30, 2007, except to the extent that the failure of the merger to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate the merger agreement;

•

by Porter or OCB if either: (i) a material breach by the other party of any representation or warranty, which cannot be or has not been cured within the earlier of 45 days or November 30, 2007; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within the earlier of 45 days or November 30, 2007, provided that the terminating party is not itself in material breach of any provision of the merger agreement;

•

by Porter or OCB if (i) the approval of any governmental authority or regulatory authority required for the consummation of the merger has been denied by final non-appealable action of any governmental or regulatory authority; (ii) the OCB shareholders fail to approve the merger agreement; or (iii) any of the closing conditions have not been satisfied or have been waived as required by the merger agreement; or

•

by OCB at any time before OCB shareholders approve the merger if: (i) OCB is not in material breach of the merger agreement, (ii) the OCB board of directors authorized OCB to enter into a definitive written agreement concerning a transaction that constitutes a superior proposal from a financial point of view than the merger, (iii) OCB properly notifies Porter and (iv) at least three business days elapse after Porter receives the notice and OCB’s board of directors continues to consider the alternative proposal to be superior after taking into account in good faith any amendment or modification to the merger agreement proposed by Porter during such three business day period;

•

by Porter, if the OCB Board of Directors submits the merger agreement to its shareholders and does not make a favorable recommendation of the merger; or withdraws, modifies or qualifies its recommendation in any manner adverse to Porter, or takes any other action or makes any other statement in connection with the shareholders meeting inconsistent with a favorable recommendation of this transaction;

•	by OCB if the 10 trading day average closing price of the Porter common shares is less than $18.58 on the third business day before the closing date; or

•	by Porter if the 10 trading day average closing price of the Porter common shares is greater than $27.88 on the third business day before the closing date; or

If the merger agreement is terminated for any of the provisions described above, the merger agreement will become void and have no effect, except that provisions in the merger agreement relating to confidentiality, the termination fee and expenses will survive the termination.

Each party will pay the expenses it incurs in connection with the merger agreement and the merger, except that Porter will pay the costs to prepare regulatory applications. Porter has agreed to pay OCB’s expenses (not to exceed $200,000) if the merger agreement is terminated because Porter is in material breach of the merger agreement and such breach is not cured or cannot be cured within the earlier of 45 days and November 30, 2007. OCB has agreed to pay Porter expenses (not to exceed $200,000) if the merger agreement is terminated for one of the following reasons:

•	Porter terminates because OCB is in material breach of the merger agreement and such breach is not cured or cannot be cured within the earlier of 45 days and November 30, 2007; or

•	Porter or OCB terminates because the OCB shareholders do not approve the merger agreement;

•	Porter terminates because OCB elects to enter into an agreement for a superior proposal; or

•	Porter terminates because the OCB Board of Directors does not recommend to OCB shareholders that they vote to approve the merger.

Termination Fee

OCB will be required to pay to Porter a termination fee of $500,000 if the merger agreement is terminated for one of the following reasons:

•	Porter terminates because OCB elects to enter into a superior proposal; or

•

Porter terminates because (A) OCB is in material breach of the merger agreement and such breach is not cured or cannot be cured before the OCB shareholders’ meeting or the OCB Board of Directors does not recommend to the OCB shareholders that they vote to approve the merger, (B) OCB announces an alternative acquisition proposal with a third party and (C) OCB enters into the alternative acquisition proposal within 12 months or the OCB Board of Directors recommends to OCB shareholders that they approve an acquisition of OCB by a third party.

The termination fee, which was a condition of Porter’s willingness to enter into the merger agreement, limits the ability of OCB to pursue competing acquisition proposals and discourages other companies from offering to acquire OCB.

Certain Interests of OCB Directors and Officers

Some of the directors and officers of OCB and the Bank have interests in the merger that differ from, or are in addition to, their interests as OCB shareholders. None of the directors and officers of OCB and the Bank will be directors or executive officers of the Porter after the Merger.

Patricia Wheeler, OCB’s Chairperson, owns a 33 1/3% interest in Fairview Real Estate, LLC, from which Kentucky Trust Bank leases commercial office space in which one of its Bowling Green, Kentucky banking offices is located. The current term of the lease expires on February 29, 2012 and is subject to renewal at the option of Kentucky Trust Bank for three successive renewal terms having a duration of ten years each. The lease provides for annual rent of $84,479 as of February 2002, subject to adjustment every three years by a factor equal to the aggregate change in the Consumer Price Index, U.S. City Average during each adjustment period, but in no event less than 3% per year.

OCB entered into deferred compensation and stock option agreements with four senior officers of Kentucky Trust Bank, Donna Harmon, Scott Turner, Karen Glenn and Kevin Simpson, in March 2006. The table below shows the stock option and deferred compensation awards for each of them. The options to purchase OCB common shares would become exercisable, and the deferred compensation awards would vest and become payable, in 20% increments per year beginning in 2011 for Ms. Harmon and in 2016 for the other officers.

Name	No. of shares underlying stock options	Exercise price per share	Deferred compensation
Donna Harmon	1,400	$148	$385,000
Scott Turner	1,000	148	275,000
Karen Glenn	800	148	220,000
Kevin Simpson	800	148	220,000

Total	4,000		$1,100,000

The stock option and deferred compensation agreements provide that the stock options would become fully exercisable and the deferred compensation would be immediately payable in full in the event of a “change of control” of OCB. A person (other than OCB or a wholly owned subsidiary) acquiring ownership of more than 50% of the shares of OCB or the Bank would be one of the events that would constitute a “change of control.” Under this definition, a “change-of-control” would occur when the merger becomes effective.

Kevin Simpson, Scott Turner and Karen Glenn have entered into agreements to terminate their rights under their deferred compensation and stock option agreements and, in Ms. Glenn’s case, her right to future bonus compensation. In consideration, OCB has agreed to pay Mr. Simpson $250,000; Mr. Turner $225,000 and Ms. Glenn $224,025.

OCB’s deferred compensation and stock option agreements with Donna Harmon terminated when her employment by the Bank terminated on May 29, 2007. OCB filed suit in June 2007 against Ms. Harmon, former president of the Bank and a current member of OCB’s board of directors (Ohio County, Kentucky Circuit Court, Case No. 07-CI-00205). Ms. Harmon filed counterclaims against OCB, the Bank and Patricia Wheeler. The parties agreed to settle the legal proceedings in September 2007. As part of the settlement, OCB and the Bank agreed to pay Ms. Harmon $300,000 plus up to $50,000 for legal fees to terminate all claims each party might have against the others, including claims related to the terminated agreements. The merger agreement provides that the settlement payment will not reduce OCB’s closing capital for purposes of the $6 million closing capital requirement.

Material Federal Income Tax Consequences

The following summarizes the material anticipated federal income tax consequences of the merger generally applicable to the shareholders of OCB and to Porter and OCB. This summary is not intended to be a complete description of all of the federal income tax consequences of the merger. It does not address the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. In addition, the following discussion may not apply with respect to certain specific categories of shareholders, including but not limited to:

•	corporations, trusts or tax exempt organizations;

•

persons who are subject to alternative minimum tax (to the extent that tax affects the tax consequences of the merger) or are subject to the “golden parachute” provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences of the merger);

•	persons who acquired OCB stock pursuant to stock options; or

•	persons who do not hold their shares as capital assets.

OCB shareholders with special particular tax circumstances or who are subject to special tax treatment are strongly urged to consult with their tax advisors regarding their individual tax consequences.

The obligation of Porter and OCB to consummate the merger is conditioned on their receipt of an opinion of OCB’s counsel, Frost Brown Todd LLC, to the effect that the merger constitutes a “reorganization” within the meaning of Sections 368(a) of the Internal Revenue Code (the “Code”). The opinion will be based on the Code, the applicable Treasury Department regulations, judicial authorities and current administrative rulings and practices as in effect on the date of the opinion, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. Opinions of counsel do not bind the Internal Revenue Service (“IRS”) or the courts, either of which could take a contrary position. The parties will not seek any rulings from the IRS in connection with the merger. The tax opinion will rely on certain assumptions that customarily are made with respect to transactions of this kind, and on certain representations and covenants of Porter and OCB. If any such assumption, representation or covenant is inaccurate, it could adversely affect the opinion. In addition, the opinion assumes that any OCB shareholder that has asserted dissenters’ rights will receive, pursuant to statutory procedures, an amount per OCB common share that does not exceed the value of the consideration per OCB common share to be received pursuant to the merger.

Tax Consequences of the Merger Generally. The opinion of Frost Brown Todd LLC, counsel to OCB generally will state that:

•	the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code;

•	each of Porter and OCB will be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code;

•	no gain or loss will be recognized by Porter or OCB by reason of the merger;

•

a shareholder of OCB receiving solely Porter common shares in exchange for the shareholder’s OCB common shares (not including any cash received in lieu of a fractional share) will recognize no gain or loss for federal income tax purposes upon the receipt of such Porter common shares;

•

a shareholder of OCB receiving both cash and Porter common shares in exchange for the shareholder’s OCB common shares (not including any cash received in lieu of a fractional Porter common share) will recognize gain, but not loss, for federal income tax purposes in an amount not to exceed the amount of cash received (excluding cash received in lieu of a fractional Porter common share);

•

a shareholder of OCB who receives cash in lieu of a fractional Porter common share will recognize gain or loss, as if the shareholder received the fractional share and it was then redeemed for cash in an amount equal to the amount paid by Porter in respect of the fractional share;

•

a shareholder of OCB who receives solely cash in exchange for the shareholder’s OCB common shares (as a result of the exercise of dissenters’ rights or an all cash election) will generally recognize gain or loss as if the shareholder had received such cash as a distribution in redemption of the shareholder’s OCB common shares, subject to the provisions and limitations of Section 302 of the Code;

•

the aggregate tax basis in the Porter common shares received by a shareholder (including any fractional share interest deemed received) generally will equal the shareholder’s aggregate tax basis in the OCB common shares surrendered in exchange for Porter common shares, decreased by the amount of cash received, if any, and increased by the amount of gain recognized, if any; and

•

the holding period for Porter common shares received in exchange for OCB common shares will include the period during which the shareholder held the OCB common shares surrendered in exchange, provided that the OCB common shares were held as a capital asset at the time the merger becomes effective.

Tax Consequences to OCB Shareholders Who Receive Only Cash. An OCB shareholder who receives only cash in exchange for the shareholder’s OCB common shares (as a result of the shareholder’s dissent from the merger or election to receive the cash consideration for all of the shareholder’s OCB common shares) will recognize gain or loss as if the shareholder had received such cash as a distribution in redemption of the shareholder’s OCB common shares, subject to the provisions and limitations of Section 302 of the Code. Subject to those limitations, the gain or loss will be long-term capital gain or loss to the extent OCB common shares surrendered in the merger were held as capital assets for a period exceeding one year as of the time of the exchange. The gain or loss will be short-term capital gain or loss to the extent OCB common shares surrendered in the merger were held as capital assets for a period of one year or less as of the time of the exchange. In this regard, OCB shareholders would recognize short-term gain with respect to any OCB common shares purchased in OCB’s preemptive rights offering to shareholders in 2007.

Tax Consequences to OCB Shareholders Who Receive Only Porter Common Shares, Except for Cash in Lieu of Fractional Shares. An OCB shareholder who receives only Porter common shares in exchange for the shareholder’s OCB common shares (not including any cash received in lieu of a fractional Porter common share) will not recognize any gain or loss on the receipt of those Porter common shares.

Tax Consequences to OCB Shareholders Who Receive Cash (Other than Cash in Lieu of Fractional Shares) and Porter Common Shares. An OCB shareholder who receives cash (other than cash in lieu of a fractional share) and Porter common shares in exchange for OCB common shares will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding cash received in lieu of a fractional Porter common share). For this purpose, an OCB shareholder generally must calculate gain or loss separately for each identifiable block of OCB common shares exchanged by the shareholder in the merger, and a loss realized on one block of OCB common shares may not be used by the shareholder to offset a gain realized on another block of its OCB common shares.

For purposes of determining the character of the gain recognized on account of the cash received by an OCB shareholder, the OCB shareholder will be treated as having received only Porter common shares in exchange for the shareholder’s OCB common shares, and as having immediately redeemed a portion of the Porter common shares for the cash received (excluding cash received in lieu of a fractional Porter common share). Unless the redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of the shareholder’s ratable share of the undistributed earnings and profits of OCB), the gain will be capital gain if the OCB common shares are held by the shareholder as a capital asset at the time of the merger. This gain will be (a) long-term capital gain to the extent OCB common shares were held for a period exceeding one year at the time of the exchange, and (b) short-term capital gain to the extent OCB common shares were held for a period of one year or less at the time of the exchange.

Cash Received in Lieu of a Fraction of a Porter Common Share. A shareholder of OCB who receives cash in lieu of a fractional Porter common share will be treated as having received the fractional share in the merger and then as having exchanged the fractional share for cash in a redemption by Porter subject to Section 302 of the Internal Revenue Code. As a result, a OCB shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the Porter common shares allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year.

Backup Withholding and Information Reporting. The payment of cash in lieu of a fractional Porter common share to a holder surrendering OCB common shares will be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations, certifies that such number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments to a holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

The federal income tax laws are complex, and a shareholder’s individual circumstances may affect the tax consequences to the shareholder. Consequently, we urge each OCB shareholder to consult his or her own tax advisor regarding the tax consequences, including the applicable United States federal, state, local, and foreign tax consequences, of the merger to him or her.

Regulatory Approvals

Porter is responsible for filing all applications necessary to obtain any required regulatory approvals of the transactions contemplated by this agreement as soon as reasonably practicable after the date hereof.

Completion of the merger is subject to the prior receipt of all consents or approvals of, or the provision of notices to federal and state authorities required to complete the merger. These approvals include approval from the Board of Governors of the Federal Reserve (“Federal Reserve”) and the Kentucky Office of Financial Institutions (“KOFI”). The merger cannot proceed in the absence of these required regulatory approvals. The approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger. The Federal Reserve approved the merger on August 3, 2007. The KOFI approved the merger on August 13, 2007.

Under the merger agreement, it is contemplated that Kentucky Trust Bank will be merged into PBI Bank immediately following the consummation of the merger of OCB into Porter. The merger of the banks is subject to the prior approval of the Federal Deposit Insurance Corporation (“FDIC”) and the KOFI under the Bank Merger Act. The FDIC may not approve the merger if (i) it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) the effect of the merger, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade, unless the FDIC finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must consider (i) the financial and managerial resources and future prospects of the banks concerned, (ii) the convenience and needs of the communities to be served, (iii) the effectiveness of the merger parties in combating money laundering activities and (iv) the record of performance of each applicant bank in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by such bank.

Accounting Treatment

Porter Bancorp will account for the merger using the purchase method of accounting. Under this accounting method, Porter Bancorp would record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is completed. Any excess of the cost of OCB over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed would be recorded as goodwill. Porter Bancorp’s reported income would include the operations of OCB after the merger. Financial statements of Porter Bancorp issued after completion of the merger would reflect the impact of the merger with OCB. Financial statements of Porter Bancorp issued before completion of the merger would not be restated retroactively to reflect OCB’s historical financial position or results of operations.

Effect on Employee Benefit Plans

OCB agreed to terminate its 401(k) Plan if requested by Porter. Porter agreed to permit OCB’s employees to participate in its 401(k) Plan to the extent the employees are eligible to participate under the terms of the Porter 401(k) Plan, and past service with OCB will be counted for employees that continue in the employ of Porter for purposes of eligibility and vesting.

Porter agreed to take such actions as are reasonably necessary to ensure that health, life and disability insurance coverage is maintained for OCB’s employees during the transition to the Porter employee benefit plans on substantially the same basis as immediately before the Effective Time and that there are no pre-existing condition limitations as to benefit payments or eligibility to participate in a Porter group health plan. Porter has also agreed that OCB employees will be entitled to participate in the Porter vacation, sick leave, and other paid-time-off plans to the extent such employees are eligible to participate under the terms of the Porter plans, and past service with OCB will be counted for those that continue in the employ of Porter for purposes of eligibility and vesting.

Restrictions on Resales by Affiliates

The Porter common shares to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable, except any shares received by any shareholder who may be deemed to be an “affiliate” of OCB at the time the merger becomes effective for purposes of Rule 145 under the Securities Act. Affiliates of OCB may sell their Porter common shares acquired in the merger only in transactions registered under the Securities Act or permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted by the Securities Act. Persons who may be deemed affiliates of OCB generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with OCB and include directors and executive officers of OCB. In addition, any executive officer or director of OCB who becomes an affiliate of Porter will be required to comply with the resale requirements under Rule 144 of the Securities Act. The restrictions on resales by an affiliate extend also to related parties of the affiliate, including parties related by marriage who live in the same home as the affiliate.

OCB has agreed to use its best efforts to cause each of its affiliates to deliver to Porter a written agreement to the effect generally that he or she will not offer to sell, transfer or otherwise dispose of any Porter common shares issued to that person in the merger, except in compliance with the Securities Act and the related rules and regulations.

Dissenters Rights

The following summarizes the provisions of Kentucky law relating to the dissenters rights of shareholders. The provisions of Sections 271B.13-010 through 271B.13-310 of the Kentucky Business Corporation Act (KBCA), which control your right to dissent from the merger, are attached in full as Appendix C to this proxy statement/prospectus. We urge you to read Appendix C in its entirety.

If the merger is consummated, any shareholder of record of OCB who objects to the merger and who fully complies with Sections 271B.13-010 through 271B.13-310 of the KBCA will be entitled to demand and receive payment in cash of an amount equal to the fair value of all, but not less than all, of his or her OCB common shares. A shareholder of record may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one beneficial owner and notifies OCB in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights.

For the purpose of determining the amount to be received in connection with the exercise of statutory dissenters’ rights, the fair value of a dissenting shareholder’s OCB common shares equals the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger.

Any OCB shareholder desiring to receive payment of the fair value of his or her OCB common shares must:

•	deliver to OCB, before the shareholder vote on the merger agreement, a written notice of his or her intent to demand payment for his or her shares if the merger is consummated;

•	not vote his or her shares in favor of the merger agreement; and

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demand payment, certify whether the holder acquired beneficial ownership of the shares before the date of the first announcement to news media or to shareholders of the terms of the proposed merger and deposit his or her stock certificates with Porter in accordance with the terms of a dissenters’ notice to be sent to all dissenting shareholders within 10 days after the merger is consummated.

All written communications from shareholders with respect to the exercise of dissenters’ rights should be mailed before the merger is completed to Ohio County Bancshares, Inc., 220 North Main Street, Beaver Dam, Kentucky 42320, Attention: Corporate Secretary, and after the merger is completed to Porter Bancorp, Inc., 2500 Eastpoint Parkway, Louisville, Kentucky 40223, Attention: Corporate General Counsel. Voting against, abstaining from voting or failing to vote on the proposal to approve the merger agreement and plan of merger is not enough to satisfy the requirements of the KBCA. You must also comply with all of the conditions relating to the separate written notice of intent to dissent from the merger, the separate written demand for payment of the fair value of OCB common shares and the deposit of the stock certificates.

The dissenters’ notice sent to dissenting shareholders will:

•	specify the dates and place for receipt of the payment demand and the deposit of the OCB stock certificates;

•	inform holders of uncertificated shares, if any, to what extent transfer of the shares will be restricted after the payment demand is received;

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supply a form for demanding payment that includes the date of the first public announcement of the terms of the merger as provided above and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

•	set a date by which Porter must receive the payment demand, which date must not be fewer than 30, nor more than 60 days after the dissenters’ notice is delivered; and

•	be accompanied by a copy of the dissenters’ rights provisions of the KBCA.

On the later to occur of the date on which the merger is completed or the date on which Porter receives a payment demand from a dissenting shareholder who has complied with the statutory requirements, Porter will pay the dissenter the fair value of his or her shares, plus accrued interest. Porter’s payment will be accompanied by:

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OCB’s balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year and the latest available interim financial statements, if any;

•	a statement of Porter’s determination of the fair value of the shares;

•	an explanation of how the interest was calculated; and

•	a statement of the dissenting shareholder’s right to demand payment of a different amount under Section 271B.13-280 of the KBCA.

After the merger, Porter may elect to withhold payment from a dissenter who became the beneficial owner of the shares after the date of the first public announcement of the terms of the merger. If Porter makes such an election, it shall estimate the fair value of the shares, plus accrued interest, and send an offer to the dissenter that includes the estimate of the fair value, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment of a different amount under Section 271B.13-280. Porter shall pay the offer amount to each such dissenting shareholder who agrees to accept it in full satisfaction of his or her demand.

If the dissenting shareholder believes the amount Porter paid or offered is less than the fair value of the shares or that the interest due is incorrectly calculated, within 30 days after Porter makes or offers payment for the shares of a dissenting shareholder, the dissenting shareholder must demand payment of his or her own estimate of the fair value of the shares and interest due. If the demand for payment of the different amount under Section 271B.13-280 remains unsettled, then Porter, within 60 days after receiving the payment demand of a different amount from the dissenting shareholder, must file an action in the Ohio County, Kentucky circuit court requesting that the fair value of the dissenting shareholder’s shares be determined. Porter must make all dissenting shareholders whose demands remain unsettled parties to the proceeding. If Porter does not begin the proceeding within the 60-day period, it must pay the amount demanded by each dissenting shareholder whose demand remains unsettled.

OCB shareholders should note that cash paid to dissenting shareholders in satisfaction of the fair value of their shares will be recognized as gain or loss for federal income tax purposes. See “The Merger—Federal Income Tax Consequences of the Merger” on page 45.

Failure by an OCB shareholder to follow the steps required by the KBCA for perfecting dissenters’ rights may result in the loss of such rights. In view of the complexity of these provisions and the requirement that they be strictly followed, if you are considering dissenting from the approval and adoption of the merger agreement and exercising your dissenters’ rights under the KBCA, you should consult your legal advisor.

INFORMATION ABOUT PORTER

Business

Overview

Headquartered in Louisville, Kentucky, Porter Bancorp is the seventh largest independent banking organization domiciled in the Commonwealth of Kentucky based on total assets. Through Porter’s subsidiary PBI Bank, Porter operates banking offices in Louisville and 14 other Kentucky communities located primarily along central Kentucky’s Interstate 65 corridor, which runs through Louisville and central Kentucky. As of June 30, 2007, Porter had total assets of $1.2 billion, total loans of $983.3 million, total deposits of $977.0 million and stockholders’ equity of $111.9 million. Porter’s customer service-oriented operating philosophy, which features timely decision-making and locally empowered personnel, has been the cornerstone of its significant growth. Porter plans to continue to expand in its existing and contiguous markets and has designed its infrastructure to support additional growth without sacrificing its commitment to excellent customer service.

History

Porter Bancorp was organized in 1988 and historically conducted its banking business through separate community banks under the common control of J. Chester Porter, chairman, and Maria L. Bouvette, president and chief executive officer. In 2004, Porter began to streamline its operations by consolidating its subsidiary banks under common control into a single bank. Porter completed its reorganization on December 31, 2005, when Porter acquired the interests of other shareholders in its three partially owned subsidiary bank holding companies in exchange for Porter common shares, cash and indebtedness. Before December 31, 2005, Porter and one of its subsidiary banks were S corporations for federal income tax purposes. Following the consolidation of its four subsidiary banks and the termination of its S corporation elections on December 31, 2005, all of Porter’s taxable income became subject to federal income taxes beginning in 2006, which caused Porter’s income tax expense to increase compared to the preceding years. On December 31, 2005, Porter also renamed its consolidated subsidiary PBI Bank to create a single brand name for its banking operations throughout its market area.

On September 21, 2006, Porter completed an initial public offering of 1,550,000 common shares at the initial offering price of $24 per share. Porter sold 1,250,000 newly issued common shares for an aggregate purchase price of $30.0 million, and J. Chester Porter and Maria L. Bouvette, Porter’s controlling shareholders, together sold 300,000 common shares for an aggregate purchase price of $7.2 million for their own accounts. Porter received proceeds of $26.6 million, after deducting total expenses of $3.4 million, which consisted of $2.1 million in underwriters’ discounts and commissions and $1.3 million of other expenses.

On September 29, 2006, Porter used $9.5 million of the initial public offering proceeds to pay in full two promissory notes issued to William G. Porter, a director of PBI Bank and the brother of J. Chester Porter, in connection with its acquisition of minority interests in two subsidiary banks as part of its reorganization.

Porter’s Markets

Porter’s primary markets consist of the following central Kentucky communities along and abutting the Interstate 65 corridor from Louisville to Bowling Green.

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Louisville and Louisville Area Markets: Porter’s headquarters are in Louisville, the largest city in Kentucky and the sixteenth largest city in the United States. The Louisville metropolitan area includes the consolidated Louisville/Jefferson County and 12 surrounding Kentucky and Southern Indiana counties with an estimated 1.2 million residents in 2005. Porter also has banking offices in Bullitt County, south of Louisville, and Henry County, east of Louisville. Porter’s five banking offices in these counties also serve the contiguous counties of Spencer, Shelby and Oldham to the east and northeast of Louisville. As a whole, these counties are experiencing rapid growth as more Louisville-based workers move to counties surrounding the city. The Louisville regional economy posted a 22% growth in jobs from 1990 to 2000, a rate 2% higher than the United States as a whole, while population in the region grew at close to the national rate. The area’s employers are diversified across many industries and include the air hub for United Parcel Service (“UPS”), two Ford assembly plants, General Electric’s Consumer and Industrial division, Humana, Norton Healthcare, Brown-Forman and YUM! Brands. On May 17, 2006, UPS announced it planned to invest more than $1 billion over the next four years to expand its Louisville air hub. According to the Kentucky Cabinet for Economic Development, the direct economic impact of new UPS jobs will be $344.8 million, with about $400 million in projected indirect benefits from companies that relocate to the Louisville metropolitan area or expand existing operations.

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South Central Kentucky: South of the Louisville metropolitan area, Porter has banking offices in Cumberland, Butler, Green, Hart and Edmonson Counties, which had a combined population of approximately 62,000 in 2004. This region includes several relatively stable community markets comprised primarily of agricultural and service-based businesses. Each of Porter’s banking offices in these markets has a stable customer base and core deposits that are less sensitive to market competition, which provide Porter a lower cost source of funds for its lending operations.

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Glasgow/Bowling Green: The Glasgow/Bowling Green market is located about 25 miles north of the Tennessee line. Since 2004, Porter has acquired two banks in Glasgow, the county seat of Barren County, and consolidated them into one banking office. This provides Porter with access to Bowling Green in adjacent Warren County. On March 5, 2007, Porter announced the opening of a loan production office in Bowling Green, and the proposed acquisition of Kentucky Trust Bank would further strengthen Porter’s presence in the market with the addition of two full service banking offices. Bowling Green is the home of Western Kentucky University, is Kentucky’s fourth largest city and the economic hub of a labor market of 425,000 people in 2004. Major employers in Barren and Warren Counties include GM’s Corvette plant and several other automotive facilities and R.R. Donnelley’s regional printing facility.

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Lexington: On June 4, 2007, Porter announced that PBI Bank had hired a Lexington based team of bankers to staff a loan production office in Lexington that will become a full service branch in the near future. Lexington is the second largest city in Kentucky and is one of the fastest growing markets in the state.

Growth Opportunities

Porter believes its existing markets and the markets contiguous to its existing markets provide attractive growth opportunities. Historically, Kentucky’s economy has experienced steady growth, which Porter believes results in relative employment stability and generally not being prone to “boom or bust” cycles. Kentucky’s labor market grew by 0.8% during the twelve months ended March 31, 2007, according to recent state profiles issued by the Federal Deposit Insurance Corporation (“FDIC”). The professional and business services, leisure and hospitality industries, education and health services and construction sectors experienced the greatest labor gains in the state. Louisville/Jefferson County experienced the largest employment gains, mostly in leisure, hospitality and construction.

Porter plans to increase its retail presence by selectively adding de novo banking offices where Porter has high concentrations of existing lending business, such as in the Louisville metropolitan area. As of June 30, 2007, Porter serviced approximately $479.7 million of outstanding loans in Louisville/Jefferson County with no retail banking offices. Porter’s existing base of borrowers in faster growing areas of metropolitan Louisville, such as Louisville’s east side, provides a natural source of potential customers for new retail offices in the market. Porter also recently announced the opening of a de novo office in Lexington, Kentucky’s second largest city with approximately 270,000 residents.

Also in furtherance of its expansion strategy, Porter plans to add banking offices in growing communities where it can “fill in” gaps in its retail footprint along the I-65 corridor. In particular, Porter plans to target markets where it already serves lending customers from its banking offices in adjacent counties who could be a potential source of retail business. One opportunity is Hardin County, with approximately 100,000 residents in 2004, which includes the Fort Knox military base and the cities of Elizabethtown and Radcliff, the 15th and 17th largest cities in Kentucky. In May 2005, the Base Realignment and Closure Commission unanimously approved plans to consolidate U.S. Army administrative and human resource functions and other changes at Fort Knox by 2009, which would add approximately 3,500 military and civilian personnel. These changes are expected to create a payroll increase of $250 million, generate as much as $200 million in on-post construction and spur substantial residential construction within a ten-mile radius of Fort Knox.

Growth Strategies

Porter’s plan for growth emphasizes expanding its presence in the fastest growing markets in central Kentucky by adding strategically located new offices and making selective acquisitions that will be accretive to earnings within the first full year of combined operations. Porter believes that this strategy will continue to build shareholder value and increase revenues and earnings per share by creating a larger base of lending and deposit relationships and achieving economies of scale and other efficiencies.

The principal elements of its growth strategy are the following:

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Focusing on Markets with Attractive Growth Prospects: In planning its continued organic growth and assessing both potential de novo branching and acquisition opportunities, Porter target markets in its region that management believes have the highest growth potential, including the counties adjacent to Louisville, Kentucky and the growing communities along the I-65 corridor. Porter believes that by first establishing its presence as a lender in target markets it can enhance its ability ultimately to add new banking offices in these markets.

•	Marketing Porter’s Brand: Porter has embarked on an extensive branding campaign to unify Porter’s franchise under the PBI Bank name, to which customers have responded favorably.

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Increasing Non-Interest Income and Core Deposits: Porter’s efforts include opening retail banking offices in Louisville and other attractive markets where Porter has established lending relationships, and exploring opportunities to grow and add other profitable banking-related businesses. Porter believes that by establishing banking offices and making selective acquisitions in attractive growth markets while providing its customary superior service, its core deposits will naturally increase.

Porter’s Products and Services

Porter meet its customers’ banking needs with a broad range of financial products and services. Porter’s lending services include real estate, commercial, mortgage and consumer loans to small to medium-sized businesses located in its markets, the owners and employees of those businesses, as well as other executives and professionals. Porter complements its lending operations with an array of retail and commercial deposit products. In addition, Porter offers its customers drive-through banking facilities, automatic teller machines, night depository, personalized checks, credit cards, debit cards, internet banking, electronic funds transfers through ACH services, domestic and foreign wire transfers, travelers’ checks, cash management, vault services, loan and deposit sweep accounts and lock box services.

Employees

At June 30, 2007, Porter had 208 full-time employees and 34 part-time employees. Porter employees are not subject to a collective bargaining agreement, and management considers Porter’s relationship with employees to be good.

Competition

The banking business is highly competitive, and Porter experiences competition in its market from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services offered, the convenience of banking facilities and, in the case of loans to commercial borrowers, relative lending limits. Porter competes with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as super-regional, national and international financial institutions that operate offices within Porter’s market area and beyond.

Properties

PBI Bank has 13 full service banking locations. The following table shows the location and square footage of each property. All of these properties are owned and, in management’s judgment, adequately insured. Data processing and support operations are located in the Main and Canmer offices.

Locations	Square Footage
Main Office: 2500 Eastpoint Parkway, Louisville	30,000
Eminence Office: 645 Elm Street, Eminence	1,500
Hillview Office: 11998 Preston Highway, Hillview	3,500
Pleasureville Office: 5440 Castle Highway, Pleasureville	10,000
Shepherdsville Office: 340 South Buckman Street, Shepherdsville	10,000
Brownsville Office: 113 East Main, Brownsville	8,500
Burkesville Office: 365 North Main Street, Burkesville	2,000
Canmer Office: 2708 North Jackson Highway, Canmer	5,000
Glasgow Office: 1006 West Main Street, Glasgow	12,000
Greensburg Office: 202-04 North Main Street, Greensburg	11,000
Horse Cave Office: 210 East Main Street, Horse Cave	5,000
Morgantown Office: 112 West Logan Street, Morgantown	7,500
Munfordville Office: 949 South Dixie Highway, Munfordville	9,000

PBI Bank established a loan production office at 1830 Destiny Lane, Suite 115, in Bowling Green, Kentucky in March 2007. The Bowling Green loan production office occupies approximately 1,350 square feet of leased space. PBI Bank also established a loan production office at 523 Wellington Way, Suite 375, in Lexington, Kentucky 40503 in June 2007. The Lexington loan production office occupies approximately 800 square feet of leased space.

Management

Set forth below are the name, age, position and a brief account of the business experience of each of the current executive officers and directors of Porter Bancorp:

Nominee	Age	Principal Occupation and Other Information	Director Since
J. Chester Porter	67	Mr. Porter is Porter Bancorp’s chairman of the board and general counsel. He also serves as a director of two affiliated banks. Mr. Porter is a partner in the law firm Porter & Associates and has practiced law for over 30 years. Mr. Porter is a member and the chairman of the University of Louisville board of trustees, and chairman of the University of Louisville Foundation Board. He has also served on Campbellsville University’s board of trustees and executive committee since 1985.	1988

Maria L. Bouvette	51	Ms. Bouvette is Porter Bancorp’s president and chief executive officer. She also serves as chief financial officer and a director of two affiliated banks. Ms. Bouvette is a member of the board of trustees of Norton Healthcare, the largest healthcare provider and second largest employer in Louisville, Kentucky. Before joining Porter, Ms. Bouvette served as a manager at Deloitte Haskins & Sells (now Deloitte & Touche). Ms. Bouvette is a certified public accountant and has over 25 years of banking and management experience.	1988

David L. Hawkins	52	Mr. Hawkins is a farmer and private investor. Mr. Hawkins served as president and chief executive officer of Pioneer Bank, Canmer, Kentucky from 1982 until 1994, when it was acquired by Porter. Before becoming president and chief executive officer of Pioneer Bank, Mr. Hawkins was a partner in Taylor, Polson, Woosley and Hawkins, a public accounting firm in Glasgow, Kentucky. Mr. Hawkins is a certified public accountant and serves as the chairman of Porter’s audit committee. Mr. Hawkins has also served as a director of PBI Bank or one of its predecessors since 1994.	2006

W. Glenn Hogan	45	Mr. Hogan is founder, president and chief executive officer of Hogan Real Estate, a full service commercial real estate development company headquartered in Louisville, Kentucky. Hogan Real Estate provides real estate services for retailers, institutional and private property owners and investors. Mr. Hogan has over twenty years of real estate development experience and has developed over five million square feet of retail space in the Midwest and Southeast. Mr. Hogan is a certified commercial investment member and is past president of the Kentucky State CCIM Chapter. Mr. Hogan was appointed to Porter’s board of directors on October 19, 2006 and serves as a member of the compensation and nominating committees.	2006

Michael E. Miller	56	Mr. Miller is a partner and the chief financial officer of The Poe Companies, a commercial real estate development company. Before joining The Poe Companies in January 2007, Mr. Miller served in several positions with Churchill Downs Incorporated, a NASDAQ Global Market listed company that owns and operates	2006

Nominee	Age	Principal Occupation and Other Information	Director Since
		thoroughbred race tracks, including as chief financial officer from January 2003 to January 2007. Before joining Churchill Downs, Mr. Miller was chief financial officer of Fender Musical Instruments, a privately held manufacturer and wholesaler of musical instruments. Mr. Miller serves as the chairman of Porter’s corporate governance and nominating committee and compensation committee.

Sidney L. Monroe	66	Mr. Monroe is a retired certified public accountant. From 1990 to 2001, Mr. Monroe was a partner in Kent, Gay and Monroe, an audit and consulting services firm that primarily advised small and medium-sized businesses. Before 1990, Mr. Monroe held numerous positions during a 20 year career at Deloitte Haskins & Sells (now Deloitte & Touche), including partner in charge of several offices, including the Louisville office. While at Deloitte, Mr. Monroe was designated as a specialist in the financial institutions field. Mr. Monroe serves as a member of Porter’s audit committee.	2006

Stephen A. Williams	56	Mr. Williams is the president and chief executive officer of Norton Healthcare, a not-for-profit integrated healthcare delivery organization that is the largest healthcare provider and second largest employer in Louisville, Kentucky. Norton Healthcare owns and operates five hospitals, eight immediate care centers and 165 owned physician practices in 27 locations, and has approximately $1.2 billion in assets. Mr. Williams serves as a member of Porter’s audit committee and as the lead independent director.	2006

Other Executive Officers

David B. Pierce	47	Mr. Pierce is Porter Bancorp’s chief financial officer. From 1984 to 1989, Mr. Pierce served as a manager at Coopers & Lybrand (now PricewaterhouseCoopers) where he was responsible for audits of public and private entities including financial institutions. Before 1984, Mr. Pierce was a senior accountant at Deloitte Haskins & Sells (now Deloitte & Touche). Mr. Pierce is a certified public accountant and has over 20 years of banking and management experience. Mr. Pierce also serves as a director of PBI Bank.

C. Bradford Harris	36	Mr. Harris is Porter Bancorp’s executive vice president and corporate general counsel. Mr. Harris joined Porter in October 2006 from Frost Brown Todd LLC, where he was a member specializing in banking, securities, mergers and acquisitions and general corporate law. Mr. Harris was designated an executive officer of Porter in May 2007. Mr. Harris has over 9 years of banking experience.

Corporate Governance Principles

Porter’s board of directors has adopted corporate governance principles that address the role and composition of its board of directors and the functions of its board and the board’s committees. Porter expects to revise its corporate governance principles from time to time in response to changing regulatory requirements, evolving best practices and concerns expressed by its shareholders and other constituents. Porter’s corporate governance principles are available on its website at www.pbibank.com under “Investor Relations” and “Corporate Governance.”

Controlled Company Status and Director Independence

Porter Bancorp is a “controlled company” within the meaning of the Nasdaq corporate governance rules by virtue of the voting control of Mr. Porter and Ms. Bouvette, who together own more than 50% of Porter’s sole class of voting stock. A “controlled company” may elect not to comply with the following Nasdaq corporate governance rules:

•	A majority of its board of directors must consist of “independent directors,” as defined by the Nasdaq rules;

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Decisions regarding the compensation paid to executive officers must be made either by a compensation committee composed entirely of independent directors or by a majority of the independent directors;

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Nominations for election to the board of directors must be made either by a nominating committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or by a majority of the independent directors.

Porter relies on its controlled company status to have Mr. Porter serve on its nominating and governance committee and to have Ms. Bouvette serve on its compensation committee. The “controlled company” exception does not modify requirements under the Securities Exchange Act of 1934, SEC rules and the Nasdaq corporate governance rules that Porter have an audit committee comprised of at least three directors, all of whom must be independent as defined by the Exchange Act and the SEC and Nasdaq rules. Porter anticipates that in the future, at least one member of its audit committee will always qualify as an audit committee financial expert.

Porter’s governance principles provide that it is its policy that a majority of the members of the board be independent from management. For this purpose, Porter’s board has adopted Director Independence Standards that meet the listing standards of the Nasdaq corporate governance rules. In accordance with Porter’s Corporate Governance Guidelines, the Nominating and Corporate Governance Committee undertakes an annual review of director independence during the first quarter of each year. During this review, the board considers any and all commercial and charitable relationships of directors, including transactions and relationships between each Director or any member of his or her immediate family and Porter and its subsidiaries. Following the review in 2007, the board affirmatively determined that each of the directors, except Porter’s Chairman, Mr. Porter, and Porter’s President and Chief Executive Officer, Ms. Bouvette, is independent of Porter and its management in that none have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, in accordance with the Nasdaq corporate governance rules.

Code of Ethics

Porter’s board has adopted the Code of Business Conduct and Ethics that sets forth important company policies and procedures in conducting its business in a legal, ethical and responsible manner. These standards are applicable to all of its directors and employees, including its Chairman, Chief Executive Officer and Chief Financial Officer. In addition, the board has adopted the Code of Ethics for CEO and Senior Financial Officers that supplements the Code of Business Conduct and Ethics by providing more specific requirements and guidance on certain topics. The Code of Ethics for CEO and Senior Financial Officers applies to Porter’s executive officers and PBI Bank’s Chief Financial Officer. The Code of Ethics for CEO and Senior Financial Officers is available on Porter’s website at www.pbibank.com under “Investor Relations” and “Corporate Governance.” Porter will post any material amendments to, or waivers from, its Code of Ethics for CEO and Senior Financial Officers on its website.

Employees must report any conduct they believe in good faith to be an actual or apparent violation of its Codes of Conduct. In addition, as required under the Sarbanes-Oxley Act of 2002, the Audit Committee has established confidential procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by company employees of concerns regarding questionable accounting or auditing matters.

Stock Ownership Guidelines

Porter’s Corporate Governance Guidelines require all non-employee directors to hold at least 1,000 of Porter’s shares while serving as a director of Porter. Shares that may be acquired through the exercise of stock options are included in calculating the number of shares of ownership to determine whether this minimum ownership requirement has been met. All directors are in compliance with the stock ownership guidelines within five years of becoming a director.

Board Structure and Committee Composition

Porter’s board of directors has established standing committees in connection with the discharge of its responsibilities. These committees are an audit committee, a compensation committee and a nominating and governance committee. Porter’s committee charters are available on its website at www.pbibank.com under “Investor Relations” and “Corporate Governance.”

Audit Committee. Porter’s audit committee is comprised of Messrs. Hawkins, Monroe and Williams. Porter’s board of directors has determined that Messrs. Hawkins, Monroe and Williams currently meet the independence requirements of the Nasdaq corporate governance rules and relevant federal securities laws and regulations. The audit committee monitors the integrity of the financial statements, the qualifications and independence of Porter’s independent registered public accounting firm, the performance of Porter’s internal audit function and of Porter’s independent registered public accounting firm, and Porter’s compliance with legal and regulatory requirements. Mr. Hawkins and Mr. Monroe each qualifies as an audit committee financial expert.

Compensation Committee. Porter’s compensation committee is comprised of Mr. Miller, Mr. Hogan and Ms. Bouvette. The compensation committee has overall responsibility for evaluating and approving Porter’s executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs.

Nominating and Governance Committee. Porter’s nominating and governance committee is comprised of Mr. Miller, Mr. Hogan and Mr. Porter. The nominating and governance committee assists Porter’s board of directors in promoting Porter’s best interests and the best interests of Porter’s shareholders through the implementation of sound corporate governance principles and practices. In furtherance of this purpose, the nominating and governance committee identifies individuals qualified to become board members and recommends to Porter’s board of directors the director nominees for the next annual meeting of shareholders. It also reviews the qualifications and independence of the members of Porter’s board of directors and its various committees on a regular basis and makes any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of Porter’s board.

Meeting Attendance. During 2006, Porter’s board of directors met twelve times. Mr. Hawkins, Mr. Miller, Mr. Monroe and Mr. Williams were elected to the board of directors on May 15, 2006. Mr. Hogan was elected to the board of directors on October 19, 2006. All directors attended more than 75 percent of the total number of meetings of the board of directors and the committees on which he or she served. All directors and director nominees are expected to attend each annual meeting of shareholders, unless an emergency prevents them from doing so.

Board Compensation

Each director receives $1,250 for each board meeting attended and $500 for each committee meeting attended. Porter’s executives who serve on the Boards of Directors of Porter and PBI Bank are paid the same cash director fees as those paid to non-employee directors. Although paying cash director fees to “inside”

executives who serve on Boards of Directors is not the prevalent market practice, it has been the historical practice at Porter for many years and constitutes a small portion of affected executive’s total compensation amount. Directors J. Chester Porter, Maria L. Bouvette and David L. Hawkins also serve as directors of PBI Bank. Each bank director receives $500 for each board meeting attended. The directors fees paid to Mr. Porter, Ms. Bouvette and Mr. Pierce are included in the “All Other Compensation” column of the Summary Compensation Table on page 64.

In addition to the board and committee fees, non-employee directors receive options for Porter common shares annually under Porter’s 2006 Non-Employee Directors Stock Ownership Plan. The 2006 Directors Plan automatically grants an option for 5,000 Porter common shares to each non-employee director of Porter and 1,000 Porter common shares to each non-employee director of PBI Bank on the first day of the month after Porter’s annual meeting of shareholders. The exercise price is equal to the closing sale price of Porter common shares as reported on Nasdaq on the date of grant. Each option becomes exercisable with respect to one-sixth of the Porter common shares subject to the option on each six month anniversary of the date of grant as long as the director is continuing to serve on the board of directors. If a director ceases to serve on the board of directors for any reason, the director will automatically forfeit the unvested portion of the option. Each option will expire on the fifth anniversary of the date on which it was granted. On June 1, 2007, each non-employee director of Porter was granted an option for 5,000 Porter common shares and each non-employee director of PBI Bank was granted an option for 1,000 Porter common shares at an exercise price of $23.01.

The following table provides information on the compensation paid to Porter’s non-employee directors for 2006.

Name	Fees Earned or Paid in Cash ($)(1)		Option Awards ($)(2)	All Other Compensation ($)		Total ($)
David L. Hawkins	$10,750	(3)	$2,010	$6,000	(8)	$18,760
W. Glen Hogan	3,000	(4)	—	—		3,000
Michael E. Miller	9,500	(5)	1,675	—		11,175
Sidney L. Monroe	10,750	(6)	1,675	3,000	(9)	14,425
Stephen A. Williams	10,750	(7)	1,675	—		12,425

(1)	Each director receives $1,250 for each meeting attended. All of the non-employee directors, except Mr. Hogan, were elected to Porter’s board of directors in May 2006. Mr. Hogan was elected to Porter’s board of directors in October 2006.
(2)	Each non-employee director (except Mr. Hogan) received stock option awards with a grant date fair value of $3.66 per share in September 2006. The options vest over three years and have a life of five years. The table shows the 2006 compensation expense calculated in accordance with SFAS 123(R). As of December 31, 2006, each director had the following aggregated number of options: David L. Hawkins, 6,000; Michael E. Miller, 5,000; Sidney L. Monroe, 5,000; Stephen A. Williams, 5,000. One-sixth of these options for each director are included in the Security Ownership Table.
(3)	Mr. Hawkins received $2,000 for attendance at Audit Committee meetings during 2006.
(4)	Mr. Hogan received $500 for attendance at an Executive Compensation Committee meeting in 2006.
(5)	Mr. Miller received $1,000 for attendance at Executive Compensation Committee meetings and $1,000 for Nominating and Corporate Governance Committee meetings in 2006.
(6)	Mr. Monroe received $2,000 for attendance at Audit Committee meetings during 2006.
(7)	Mr. Williams received $2,000 for attendance at Audit Committee meetings during 2006.
(8)	Mr. Hawkins received $6,000 in PBI Bank director fees.
(9)	Mr. Monroe received $3,000 for serving as a member of the PBI Bank board of directors and the PBI Bank Audit Committee from January until April 2006.

Compensation Discussion and Analysis

Porter Bancorp completed its initial public offering on September 21, 2006. Until that time, Porter had operated as a closely held bank holding company controlled by its two principal shareholders, J. Chester Porter, Chairman, and Maria L. Bouvette, President and Chief Executive Officer. As such, Mr. Porter and Ms. Bouvette determined the compensation paid in 2006 to Porter’s three executive officers, comprised of themselves and Porter’s Chief Financial Officer.

Mr. Porter and Ms. Bouvette together beneficially owned 68.7% of Porter’s outstanding shares as of February 28, 2007. By virtue of the voting control of Mr. Porter and Ms. Bouvette, Porter is a “controlled company” within the meaning of the Nasdaq corporate governance rules. Among other things, a controlled company may elect not to comply with certain Nasdaq corporate governance rules, including the requirement that decisions regarding the compensation paid to executive officers must be made either by a compensation committee composed entirely of independent directors or by a majority of the independent directors.

Beginning with Porter’s 2007 fiscal year, the compensation committee of Porter’s board of directors will assume the responsibility for developing specific policies regarding compensation of Porter’s executive officers, as well as evaluating and approving Porter’s executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs implementing and administering all aspects of Porter’s benefit and compensation plans and programs.

Porter’s compensation committee is comprised of Mr. Miller, Mr. Hogan and Ms. Bouvette. Porter’s board of directors has determined that Mr. Miller and Mr. Hogan currently meet the independence requirements of the Nasdaq corporate governance rules and relevant federal securities laws and regulations. Porter relies on its controlled company status to have Ms. Bouvette serve on its compensation committee. As a practical matter, Porter’s controlled company status also gives Mr. Porter and Ms. Bouvette the ability to assert significant influence over executive compensation decisions.

Executive Compensation Philosophy and Objectives

Porter Bancorp’s philosophy for executive compensation is to attract, retain and reward excellent executives and align their interests with the interests of its shareholders. To promote this philosophy, Porter has established the following objectives:

•	provide fair and competitive compensation to executives, based on their performance and contributions to Porter, that will attract,

•	motivate and retain individuals that will enable Porter to compete with other financial institutions in its markets;

•

provide incentives that reward executives for attaining predetermined objectives that promote and reward individual performance, company financial performance, achievement of strategic goals and company stock performance;

•	instill in Porter’s executives a long-term commitment and a sense of ownership through the use of equity-based compensation; and

•	ensure that the interests of Porter’s executives are aligned with Porter’s shareholders’ interests.

Executive Compensation Components

Porter’s compensation program is comprised of three components:

•	Base salary that is competitive with levels paid by comparable financial institutions;

•	Annual incentive cash payments based on the attainment of targeted performance goals; and

•	Equity-based compensation consisting of stock options and restricted stock.

Because 2007 was the first year that Porter’s executive compensation programs and policies became the primary responsibility of the compensation committee, the committee conducted an evaluation of how Porter’s compensation levels compared to the compensation of peer institutions to determine the overall reasonableness of the compensation awarded. The committee considered publicly available data for 2005, the most recent data available, regarding annual compensation and total compensation paid to comparable executives of three peer groups. Annual compensation includes base salary, annual bonus and other annual compensation.

Total compensation includes annual compensation plus, restricted stock awards, performance units and other compensation paid due to long-term incentive plans. The peer groups were: (i) the 53 financial institutions in the Midwest with assets of $1 billion to $5 billion, (ii) the 62 financial institutions nationwide with assets of $1 billion to $5 billion and a ROAE of 15% or greater and (iii) the five other publicly traded financial institutions headquartered in Kentucky with total assets ranging from $800 million to $3 billion. As of December 31, 2006, Porter had total assets of $1.1 billion.

For Mr. Porter and Ms. Bouvette, who are controlling shareholders as well as Porter’s most senior executives, the committee evaluated data on the chief executive officer compensation of the three peer groups. For Mr. Pierce, the committee evaluated data on the COO and CFO compensation of the three peer groups because his duties in Porter’s organization include responsibilities typically undertaken by a chief operating officer as well as a chief financial officer.

The following table shows the average annual compensation for 2005 paid to chief executive officers, chief financial officers and chief operating officers of the three peer groups described above:

Position	Midwest	15% ROAE	Kentucky
CEO	$554,414	$697,195	$404,184
CFO	$242,786	$312,821	$206,390
COO	$399,956	$356,336	$250,133

The following table shows the average total compensation for 2005 paid to chief executive officers, chief financial officers and chief operating officers of the three peer groups described above:

Position	Midwest	15% ROAE	Kentucky
CEO	$652,323	$788,267	$426,306
CFO	$278,105	$347,543	$221,318
COO	$441,181	$410,447	$260,167

After its evaluation of the comparative peer group compensation data, the committee concluded that total compensation paid to Porter’s executive officers in 2006 was reasonable relative to the compensation paid to comparable executives of the three peer groups.

Base Salary. When originally establishing the base salaries for Porter’s executives, Porter considered the scope of executive responsibilities and publicly available information concerning the compensation paid to executives with similar levels of responsibility by other comparable financial institutions in Porter’s market. Thereafter, Porter’s practice had been to increase base salaries by between 3% and 5% annually to account for a cost of living adjustment, considering an individual executive’s performance when determining the percentage within the range. The compensation committee largely used the same process for determining base salaries in 2007 that management used in 2006. Based on its evaluation of the peer group compensation data, the committee set the 2007 base salaries for Mr. Porter, Ms. Bouvette and Mr. Pierce at the same levels as 2006. For future years, the compensation committee plans to revise the historic process to move away from cost of living adjustments, and instead set executive salaries based on the position and responsibility of the executive officer and to more heavily compensate executive officers based on financial and executive performance.

Cash Incentives. Under Porter’s 2006 cash incentive plan, Porter’s named executive officers, were able to earn up to a maximum of 30% of their base salary based upon Porter’s attainment of pre-established performance and risk management objectives. Each executive earns 1.5% of salary for attaining a threshold goal in each performance criteria and 3.0% of salary for each of the criteria for which a higher objective is attained. In addition, any bonus earned can also be reduced by 1.5% or 3% to the extent that each of two other asset quality criteria, loan delinquencies and loan charge-offs, exceed acceptable levels. The 1.5% targets are generally based on Porter’s annual budget at levels Porter expects, but is not certain, to attain. Porter believes attainment of the 3.0% targets is considerably more challenging; the higher targets generally involve increases of at least 10% over budgeted amounts.

In 2006, Porter’s named executive officers earned bonuses totaling 16.5% of salary. The following table shows the individual bonus targets for PBI Bank that the executives of Porter attained in 2006:

Objective	Actual	1.5% Goal	3% Goal	Percent Earned
Return on average assets	1.67%	1.59%	1.75%	1.50%
Return on average equity	15.63%	13.10%	14.41%	3.00%
Efficiency ratio	42.00%	47.25%	46.25%	3.00%
Transaction account growth	2.74%	5.00%	6.00%	0.00%
Net charge-offs to loans	0.10%	0.15%	0.10%	3.00%
Non-interest income to average earning assets	0.54%	0.76%	0.84%	0.00%
Net interest margin	4.23%	4.10%	4.25%	1.50%
Delinquent loans to total loans	1.71%	1.75%	1.50%	1.50%
Non-performing assets to total assets	0.99%	1.00%	0.75%	1.50%
Policy compliance	*	*	*	1.50%

				16.50%

Deductions
Delinquent loans to total loans	1.71%	>2%	>2.50%	0.00%
Net-charge offs to loans	0.10%	>0.20%	>0.25%	0.00%
Incentive compensation percentage				16.50%

*	Based on a subjective evaluation conducted by Porter’s senior officers of Porter’s compliance with internal policies and procedures.

In addition, Porter’s named executives can earn supplemental incentive compensation of up to an additional $1,000 to the extent Porter achieves the holding company targets in each of the ten performance criteria listed above. Of the maximum of $10,000 of supplemental incentive compensation, Porter’s executives earned $3,000 in 2006.

For 2007, the compensation committee has adopted a similar cash incentive plan for the named executive officers. The maximum bonus will again be 30%, with 1.5% and 3.0% targets in each of the pre-established performance criteria, subject to reduction to the extent delinquencies and charge-offs exceed acceptable levels. Again, the 1.5% performance criteria will generally be based on the attainment of budgeted amounts and the 3.0% goals will require exceeding budget by 10% or more. Porter has adjusted some of its budgeted performance criteria to reward the achievement of important corporate objectives, including earnings per share and deposit growth. Each named executive officer will also be entitled to a supplemental senior leadership team bonus of up to $10,000 that will be paid based on the same pre-determined performance criteria described above.

Equity-Based Compensation. In February 2006, Porter established the Porter Bancorp, Inc. 2006 Stock Incentive Plan in anticipation of becoming a public company. Porter added an equity-based compensation component to give its employees an ownership interest in Porter as both a one-time reward and to give them a common interest with Porter’s shareholders in the performance of Porter’s stock. Porter expects future equity grants for employees other than new hires will be largely based on performance criteria, which have yet to be established. The 2006 Plan authorizes the issuance of up to 400,000 shares in the form of stock options and restricted stock awards. On March 1, 2006, Porter made initial grants of stock options and restricted stock under the 2006 Plan to all of Porter’s eligible employees, except Mr. Porter, Ms. Bouvette and Mr. Pierce. Mr. Porter and Ms. Bouvette, as Porter’s sole directors at the time, approved the amounts and terms of the initial awards that were recommended by management. To determine the amount of options and restricted stock awards to be initially granted, Porter established a limit on the total expense of the granting of options and restricted stock for the fiscal year 2006 to be no more than $200,000. The grants of stock options and restricted stock were then allocated among all employees based on seniority and performance as determined by management, with heavier allocations made to senior personnel. Porter also took into account that its three named executives held fully vested options for shares that were issued in prior years under a stock option plan of its Ascencia Bank subsidiary. These options were converted into options to purchase Porter’s shares for $25.50 per share as a result of Porter’s December 2005 reorganization. Mr. Porter and Ms. Bouvette each holds Ascencia options for 9,805 shares, and Mr. Pierce holds Ascencia options for 88,245 shares. The options awarded on March 1, 2006 have an exercise price of $25.50 per share, a five-year term and vest in one-third increments on March 1 of each year, beginning in 2007. The forfeiture restrictions on the shares of restricted stock awarded in 2006 lapse in one-tenth increments on March 1 of each year beginning in 2007. As of June 30, 2007, options to purchase an aggregate of 287,570 Porter’s common shares and 42,935 unvested restricted Porter common shares under the 2006 Plan were outstanding.

The compensation committee now has the authority under the 2006 Plan to award options and restricted stock awards in such amounts and on such terms as the committee determines in its sole discretion. The compensation committee plans to review the equity-based compensation process as part of its review of the historical compensation process and consider moving toward an equity based compensation system that is partially based on pre-defined performance criteria similar to the cash incentive compensation plan described above. The compensation committee believes that equity incentive compensation should be designed to compensate officers for achieving financial and operational goals and for achieving individual annual performance objectives. These objectives are expected to vary depending on the individual executive, but are expected to relate generally to strategic factors similar to those factors in the cash incentive plan described above.

Other Benefits

401(k) Plan. All of Porter’s full- and part-time employees, including named executive officers, are eligible to participate in Porter’s 401(k) Plan after 90 days of employment. Subject to certain limitations imposed by federal tax laws, employees may contribute up to 15% of their compensation per year. Porter contributes a safe-harbor matching contribution equal to 50% of the participants’ first 4% of deferred compensation contribution. At Porter’s discretion, it may make an additional contribution each plan year.

Supplemental Executive Retirement Plan. PBI Bank has a Supplemental Executive Retirement Plan to provide additional benefits for certain key officers. David B. Pierce is the only named executive officer that participates in the plan. It is not currently anticipated that any other executives will be added to this plan.

Pursuant to the plan, Porter is obligated to pay each participant, or his or her beneficiaries, at the participant’s retirement or death, monthly retirement income for 10 years equal to 30% of the participants projected salary. Participants begin to vest in this benefit after five years of service and fully vest after ten years of service. In addition, Porter must pay benefits if the participant’s employment terminates before retirement age (other than by death or for cause) or if the participant is terminated within three years following a change-in-control. The payment of benefits upon a change-in-control is described under the heading “Potential Payments Upon Termination or Change-In-Control” in the Executive Compensation section. The estimated cost of the plan is being accrued over the period of active employment of the participants. Porter adopted this plan in 2004. As of December 31, 2006, $357,000 had been accrued as a liability for the plan. The amount charged to operations totaled $158,000 in 2006. In order to provide earnings to offset plan expenses, PBI Bank purchased life insurance on the plan participants. As of December 31, 2006, the cash surrender value of the bank owned life insurance was approximately $6.7 million. Income earned from the cash surrender value of the life insurance totaled $258,000 in 2006.

Executive Compensation

The following table discloses the compensation received by Porter’s chief executive officer, chief financial officer, and the other most highly paid executive officer (all three of these individuals are referred to as the “named executive officers”) during the year ended December 31, 2006.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Change in Nonqualified Deferred Compensation Earnings(4) ($)	All Other Compensation(5) ($)	Total ($)
J. Chester Porter Chairman of the Board of Porter and PBI Bank	2006	$350,000	—	—	—	$60,750	—	$42,150	$452,900

Maria L. Bouvette President and CEO of Porter and PBI Bank	2006	$350,000	—	—	—	$60,750	—	$39,377	$450,127

David B. Pierce Chief Financial Officer of Porter and Chief Strategic Officer of PBI Bank	2006	$245,000	—	—	—	$43,425	$43,378	$39,052	$370,855

(1)	No stock awards were granted to named executive officers during the fiscal year ended December 31, 2006.
(2)	No option awards were granted to named executive officers during the fiscal year ended December 31, 2006.
(3)	The amounts reflect the cash awards to the named individuals under the Cash Incentive Plan, which is discussed in further detail under the heading “Cash Incentives,” under “Executive Compensation Components.”
(4)	The amounts reflect the increase in the present value of Supplemental Executive Retirement Benefit accrual from 2005 to 2006 for the named executive officer’s benefit. Please see Pension Benefits table for explanation of benefit and disclosure of present value of accumulated benefit as of December 31, 2006.
(5)	All other compensation for the named executive officers is presented in the table below.

Name	Vehicle Allowance	401(k) Matching Contribution	401(k) Annual Profit Sharing Contribution	Premiums Paid for Life Insurance For Benefit of Employee	Director Fees	Total Other Compensation
J. Chester Porter	$12,750	$4,400	$5,250	—	$19,750	$42,150
Maria L. Bouvette	$10,250	$4,127	$5,250	—	$19,750	$39,377
David B. Pierce	$8,945	$4,400	$5,250	$14,457	$6,000	$39,052

Grants of Plan-Based Awards

No stock or option awards were granted to named executive officers in 2006.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options(1) (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
J. Chester Porter	9,805	—	—	28.05	03/15/2010	—	—	—	—
Maria L. Bouvette	9,805	—	—	28.05	03/15/2010	—	—	—	—
David B. Pierce	88,245	—	—	25.50	03/15/2010	—	—	—	—

(1)	The options were issued under the Ascencia Bancorp stock option plan, and all share amounts in the table have been adjusted to reflect the conversion of each option to purchase one share of Ascencia into an option to purchase 0.3922 of a Porter common share following the merger of Ascencia into Porter Bancorp as a part of Porter’s December 31, 2005 reorganization.

Option Exercises and Stock Vested

There were no options exercised or stock awards that vested in 2006.

Pension Benefits

The following table sets forth, in specified years of credited service, the estimated present value of accumulated benefits under the supplemental executive retirement plan adopted by the Bank in July 2004.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefits ($) (d)(1)	Payments During Last Fiscal Year ($) (e)
David B. Pierce	Supplemental executive retirement plan	N/A	$100,877	—

(1)	Reports the present value of the obligation to Mr. Pierce upon retirement at age 62 as of the end of the fiscal year. The plan is designed to provide monthly retirement income to Mr. Pierce for ten years equal to 30% of his projected salary at age 62. This projected salary was determined at plan inception. The present value utilizes a discount rate of 6%. The supplemental executive retirement plan is discussed in further detail under the heading “Other Benefits” in the Compensation Disclosure and Analysis section.

Potential Payments upon Termination or Change-in-Control

Porter Bancorp has no agreements or understandings with its executive officers that provide for payments upon termination of employment or a change-in-control of Porter, except for the benefits that participants in the Supplemental Executive Retirement Plan, including Mr. Pierce, may receive upon retirement or other terminations of employment. Plan participants will not receive any benefits under the SERP for termination of employment, other than as a result of a change of control, until the year 2009.

Upon a change of control followed within 36 months by the voluntary or involuntary termination of employment, a plan participant will receive a lump sum payment equal to the present value of the obligation such participant would be entitled to receive upon retirement at age 62. A change of control is defined under the Plan as (a) the acquisition of 50% or more of Porter’s capital stock, (b) a change in the composition of a majority of Porter’s directors or (c) the adoption of a merger, consolidation or reorganization plan by the board of directors in which Porter is not the surviving entity. Under this change of control provision, Mr. Pierce would have received a lump sum payment equal to $476,949 if he had been terminated on December 31, 2006 and a change of control of Porter had occurred within three years before such date. The Supplemental Executive Retirement Plan is described in further detail under the heading “Other Benefits” in the Compensation Disclosure and Analysis section.

Certain Relationships and Related Party Transactions

Overview

The audit committee of the Porter Bancorp has the responsibility to review and ratify all transactions, other than loans and extensions of credit, between Porter and related parties, including without limitation, fees and commissions for services, purchases or sales of assets, rental arrangements and any other financial arrangement.

As a bank holding company, Porter Bancorp is not subject to Section 402 of the Sarbanes-Oxley Act of 2002, which prohibits any issuer to extend, renew or arrange for the extension of credit in the form of a personal loan to or for any director or executive officer of that issuer. However, any loans by PBI Bank to directors or executive officers must be made:

•	in the ordinary course of Porter’s consumer credit business;

•	of a type Porter generally makes available to the public; and

•	on market terms, or terms that are no more favorable than those offered by the issuer to the general public.

Porter has long-standing policies and procedures governing its extension of credit to related parties in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act or the Federal Reserve’s Regulation O. All loans to directors and executive officers or their affiliates are approved by the board of directors of PBI Bank. As of June 30, 2007, the aggregate amount of all loans outstanding to Porter’s executive officers and directors, the executive officers and directors of PBI Bank and the firms and corporations in which they have at least a 10.0% beneficial interest was approximately $1.6 million.

Certain of Porter’s officers, directors and principal shareholders and their affiliates and certain of the officers and directors of PBI Bank and their affiliates have had banking transactions with PBI Bank, including investments in certificates of deposit. All such investments have been made, and will continue to be made, only in the ordinary course of business of PBI Bank on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

Management Service Agreements with Banks Under Common Control

Porter’s Chairman, J. Chester Porter and his brother, William G. Porter, each own a 50% interest in Lake Valley Bancorp, Inc., the parent holding company of The Peoples Bank, Taylorsville, Kentucky, located approximately 25 miles southeast of Louisville in Spencer County. The Peoples Bank, Taylorsville had approximately $86 million in assets as of June 30, 2007. J. Chester Porter, William G. Porter and Porter’s president and chief executive officer, Maria L. Bouvette, serve as directors of this bank.

Porter’s chairman, J. Chester Porter owns an interest of 38.6% and his brother, William G. Porter, owns an interest of 3.0% in Crossroads Bancorp, Inc., the parent holding company of The Peoples Bank, Mount Washington, Kentucky, located approximately 20 miles south of Louisville in Bullitt County. PBI Bank also has banking offices in Bullitt County. The Peoples Bank, Mount Washington had approximately $87 million in assets as of June 30, 2007. J. Chester Porter and Porter Bancorp’s president and chief executive officer, Maria L. Bouvette, serve as directors of this bank.

Porter has entered into management services agreements with each of these banks. Each agreement provides that Porter’s executives and employees provide management and accounting services to the subject bank, including overall responsibility for establishing and implementing policy and strategic planning. Maria Bouvette also serves as chief financial officer of each of the banks. Porter received a $4,500 monthly fee from The Peoples Bank, Taylorsville and a $2,500 a monthly fee from The Peoples Bank, Mount Washington for these services in 2006. Porter receive a $4,000 monthly fee from The Peoples Bank, Taylorsville and a $2,000 a monthly fee from The Peoples Bank, Mount Washington for these services in 2007.

From time to time, these banks may also participate with Porter in making loans to certain borrowers when Porter’s executive officers believe it is mutually beneficial to do so. The following table shows the outstanding principal balance of loans subject to participation arrangements between Porter and these banks as of December 31, 2006, 2005 and 2004:

	The Peoples Bank, Mt. Washington		The Peoples Bank, Taylorsville
As of December 31,	Participations Purchased	Participations Sold	Participations Purchased	Participations Sold
	(dollars in thousands)
2006	$2,449	$5,294	$1,679	$7,579
2005	4,115	5,271	4,245	10,077
2004	4,629	5,057	4,104	8,302

Porter believes the terms of its arrangements with these two banks in which J. Chester Porter and William G. Porter have substantial ownership interests are fair and reasonable to Porter and to the other banks. Porter has had the terms of Porter’s management services agreements with these banks reviewed by an independent accounting firm from time to time. The terms of these arrangements are also subject to ongoing review by the independent directors on Porter’s audit committee.

Other Transactions in Which Related Parties Have an Interest

Porter’s Chairman, J. Chester Porter is the owner of Porter & Associates, a law firm that Porter retained during its last fiscal year and will retain in the future. Porter paid $232,488 to Porter & Associates for legal services provided during 2006. In addition, Porter & Associates received fees from borrowers for its representation of PBI Bank in connection with loan closings.

Keith Griffee, the son-in-law of J. Chester Porter, is PBI Bank’s President of the Bullitt County market. Jennifer E. Porter, Mr. Porter’s daughter and Mr. Griffee’s wife, serves as an advisory director of Porter’s Bullitt County banking office. Jack C. Porter, Mr. Porter’s son, serves as a member of the senior loan committee of PBI Bank and as an advisory director of Porter’s Bullitt County banking office. Albert J. Bouvette, brother of Porter’s president and chief executive officer, Maria L. Bouvette, is an employee of PBI Bank’s information technology department. None of these individuals received compensation in excess of $120,000 for their services in such capacities during 2006.

In 1994, J. Chester Porter and Maria L. Bouvette issued a promissory note to David L. Hawkins, a director and chairman of Porter’s audit committee, in the principal amount of $506,315.79 as part of the consideration paid to Mr. Hawkins in connection with the acquisition of Pioneer Bank by a predecessor of Porter. The promissory note bears interest at the prime rate plus 1% per annum (currently 9.25%) and payments of interest only are due quarterly. The loan is secured by a mortgage on real estate. The original term of the note has been extended from January 1, 2007 to January 1, 2012.

Beneficial Ownership

The following table shows, as of August 15, 2007, the number and percentage of Porter common shares held by (1) Porter’s directors, (2) each of the named executive officers set forth in the Summary Compensation Table and (3) current directors and named executive officers as a group. The information provided in the table is based on Porter’s records, information filed with the SEC, and information provided to Porter, except where otherwise noted. Except for Porter’s two controlling shareholders, each of whom is a director and an executive officer, Porter knows of no other shareholder who beneficially owns 5% or more of the Porter common shares.

Under SEC rules, a person is deemed to beneficially own any shares as to which the entity or individual has the right to acquire within 60 days of June 30, 2007 through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares these powers with his or her spouse) with respect to the shares set forth in the following table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors
J. Chester Porter(1),(2)	2,783,847	36.4%
Maria L. Bouvette(1),(3)	2,455,168	32.1
David L. Hawkins(1),(4)	4,498	*
W. Glenn Hogan(1)	5,000	*
Michael E. Miller(1),(5)	2,666	*
Sidney L. Monroe(1),(6)	5,588	*
Stephen A. Williams(1),(7)	3,666	*

Other Named Executive Officers
David B. Pierce(1),(8)	92,367	1.2
C. Bradford Harris(1),(9)	2,756	*

Named Executive Officers and Directors as a Group	5,355,556	69.1

*	Represents beneficial ownership of less than 1%
(1)	A person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power with respect to the security, or has a right to acquire such ownership within 60 days. The business address for these referenced individuals is c/o Porter Bancorp, Inc., 2500 Eastpoint Parkway, Louisville, Kentucky 40223.
(2)	Includes 3,922 Porter common shares held by Spencer Access, LLC, of which J. Chester Porter is the sole owner, and 9,805 Porter common shares that may be acquired pursuant to exercisable stock options.
(3)	Includes 9,805 Porter common shares that may be acquired pursuant to exercisable stock options.
(4)	Includes 1,500 Porter common shares that are held in an individual retirement account, 1,000 Porter common shares that are jointly held with his spouse and 1,998 Porter common shares that may be acquired pursuant to exercisable stock options.
(5)	Includes 1,666 Porter common shares that may be acquired pursuant to exercisable stock options.

(6)	Includes 1,666 Porter common shares that may be acquired pursuant to exercisable stock options.
(7)	Includes 1,666 Porter common shares that may be acquired pursuant to exercisable stock options.
(8)	Includes 88,245 Porter common shares that may be acquired pursuant to exercisable stock options.
(9)	Includes 2,000 Porter common shares that are restricted and 1,666 Porter common shares that may be acquired pursuant to exercisable stock options.

Supervision and Regulation

The following is a summary description of the relevant laws, rules and regulations governing banks and bank holding companies. The descriptions of, and references to, the statutes and regulations below are brief summaries and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

General Regulatory Matters

PBI Bank, a Kentucky chartered commercial bank, is subject to regular bank examinations and other supervision and regulation by both the FDIC and the Kentucky Office of Financial Institutions. Porter’s deposits are insured by the Bank Insurance Fund (“BIF”) of the FDIC. Kentucky’s banking statutes contain a “super-parity” provision that permits a well-rated Kentucky banking corporation to engage in any banking activity which could be engaged in by a national bank operating in any state; a state bank, a thrift or savings bank operating in any other state; or a federal chartered thrift or federal savings association meeting the qualified thrift lender test and operating in any state could engage, provided the Kentucky bank first obtains a legal opinion specifying the statutory or regulatory provisions that permit the activity.

Porter is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is subject to supervision and regulation by the Board of Governors of the Federal Reserve System. As such, Porter must file with the Federal Reserve annual and quarterly reports and other information regarding Porter’s business operations and the business operations of its subsidiaries. Porter is also subject to examination by the Federal Reserve and to operational guidelines established by the Federal Reserve. Porter is subject to the Bank Holding Company Act and other federal laws on the types of activities in which Porter may engage, and to other supervisory requirements, including regulatory enforcement actions for violations of laws and regulations.

Kentucky Trust Bank is a Kentucky chartered commercial bank, like PBI Bank, and OCB is a federally registered bank holding company, like Porter Bancorp. Therefore, Kentucky Trust Bank and OCB are also subject to the laws, rules and regulations described in this section.

Porter Bancorp

Acquisitions. A bank holding company must obtain Federal Reserve approval before acquiring, directly or indirectly, ownership or control of more than 5% of the voting stock or all or substantially all of the assets of a bank, merging or consolidating with any other bank holding company and before engaging, or acquiring a company that is not a bank but is engaged in certain non-banking activities. In approving these acquisitions, the Federal Reserve considers a number of factors, and weighs the expected benefits to the public such as greater convenience, increased competition and gains in efficiency, against the risks of possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. The Federal Reserve also considers the financial and managerial resources of the bank holding company, its subsidiaries and any company to be acquired, and the effect of the proposed transaction on these resources. It also evaluates compliance by the holding company’s financial institution subsidiaries and the target institution with the Community Reinvestment Act.

Change of Control. Federal law also prohibits a person or group of persons from acquiring “control” of a bank holding company without notifying the Federal Reserve in advance, and then only if the Federal Reserve Board does not object to the proposed transaction. The Federal Reserve has established a rebuttable presumptive standard that the acquisition of 10% or more of the voting stock of a bank holding company with a class of securities registered under the Securities Exchange Act of 1934 would constitute an acquisition of control of the bank holding company. In addition, any company is required to obtain the approval of the Federal Reserve before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of any class of a bank holding company’s voting securities, or otherwise obtaining control or a “controlling influence” over a bank holding company.

Permissible Activities. A bank holding company is generally permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5% of the voting shares of any bank, bank holding company or company engaged in any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

The Financial Services Modernization Act of 1999, or the Gramm-Leach-Bliley Act (the “GLB Act”), effective as of March 11, 2001, permits a bank holding company to elect to become a financial holding company, which enables the holding company to conduct activities that are “financial in nature.” The GLB Act defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

To become and maintain its status as a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well managed, and have at least a satisfactory Community Reinvestment Act rating. Porter has not filed an election to become a financial holding company.

Capital Adequacy Requirements. The Federal Reserve has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum total risk-based capital ratio of 8.0%. At least half of the total capital must be composed of common equity, retained earnings and qualifying perpetual preferred stock and certain hybrid capital instruments, less certain intangibles (“Tier 1 capital”). The remainder may consist of certain subordinated debt, certain hybrid capital instruments, qualifying preferred stock and a limited amount of the loan loss (“Tier 2 capital”). Total capital is the sum of Tier 1 and Tier 2 capital. To be considered well-capitalized under the risk-based capital guidelines, an institution must maintain a total capital to total risk-weighted assets ratio of at least 10% and a Tier 1 capital to total risk-weighted assets ratio of 6% or greater. As of June 30, 2007, Porter’s ratio of total capital to total risk-weighted assets was 13.9% and Porter’s ratio of Tier 1 capital to total risk-weighted assets was 12.6%, both ratios significantly above the required amounts.

In addition to the risk-based capital guidelines, the Federal Reserve uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of 4.0%. As of June 30, 2007, Porter’s leverage ratio of 10.8% was significantly above the required amount.

The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take “prompt corrective action” to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be “adequately capitalized.” The bank regulators have greater power in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Regulatory Restrictions on Dividends; Source of Financial Strength. Under Federal Reserve policy, bank holding companies should pay cash dividends on common shares only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not declare a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to, and to commit resources to support, its bank subsidiaries. This support may be required at times when, absent such a policy, the bank holding company may not be inclined to provide it. In addition, any capital loans by the bank holding company to its bank subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of the bank subsidiary. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of subsidiary banks will be assumed by the bankruptcy trustee and entitled to a priority of payment.

PBI Bank

Capital Requirements. Similar to the Federal Reserve’s requirements for bank holding companies, the FDIC has adopted risk-based capital requirements for assessing state non-member banks’ capital adequacy. The FDIC’s risk-based capital guidelines require that all banks maintain a minimum ratio of total capital to total risk-weighted assets of 8.0% and a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a minimum ratio of total capital to total risk-weighted assets of 10.0% and a ratio of Tier 1 capital to total risk-weighted assets of 6.0% to be well-capitalized. As of June 30, 2007, PBI Bank’s ratio of total capital to total risk-weighted assets was 11.5% and its ratio of Tier 1 capital to total risk-weighted assets was 10.2%.

The FDIC also requires a minimum leverage ratio of 3.0% Tier 1 capital to total assets for the highest rated banks and an additional cushion of approximately 100-200 basis points for all other banks, which will effectively increase the minimum leverage ratio for other banks to 4.0% or 5.0% of Tier 1 capital or more. As of June 30, 2007, PBI Bank’s leverage ratio was 8.8%. Under the FDIC’s regulations, the highest rated banks are those which have well diversified risks, including no undue interest rate risk exposure; excellent control systems; good earnings; high asset quality; high liquidity and well managed on-and-off-balance sheet activities; and which in general are considered strong banking organizations, rated in the highest rating category under the regulatory rating system for banks. The leverage ratio operates in tandem with the FDIC’s risk-based capital guidelines and places a limit on the amount of leverage a bank can undertake by requiring a minimum level of capital to total assets.

Prompt Corrective Action. Pursuant to the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”), the FDIC must take prompt corrective action to resolve the problems of undercapitalized institutions. FDIC regulations define the levels at which an insured institution would be considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A “well-capitalized” bank has a total risk-based capital ratio of 10.0% or higher; a Tier 1 risk- based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher; a Tier 1 risk-based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well-capitalized bank. A bank is “undercapitalized” if it fails to meet any one of the ratios required to be adequately capitalized. As of June 30, 2007, PBI Bank was “well capitalized” as defined by the FDIC.

Under the FDIC’s regulations, the FDIC can treat a bank as if it were in the next lower category if the agency determines, after notice and an opportunity for hearing, that the bank is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny increases and the permissible activities of a bank decreases, as the bank moves downward through the capital categories. Depending on a bank’s level of capital, the FDIC’s corrective powers include:

•	requiring a capital restoration plan;

•	placing limits on asset growth and restriction on activities;

•	requiring the bank to issue additional voting or other capital stock or to be acquired;

•	placing restrictions on transactions with affiliates;

•	restricting the interest rate the bank may pay on deposits;

•	ordering a new election of the bank’s board of directors;

•	requiring that certain senior executive officers or directors be dismissed;

•	prohibiting the bank from accepting deposits from correspondent banks;

•	requiring the bank to divest certain subsidiaries;

•	prohibiting the payment of principal or interest on subordinated debt; and

•	ultimately, appointing a receiver for the bank.

Deposit Insurance Assessments. The deposits of PBI Bank are insured by the DIF of the FDIC up to the limits set forth under applicable law and are subject to the deposit insurance premium assessments of the DIF. The FDIC imposes a risk-based deposit premium assessment system, which was amended pursuant to the Federal Deposit Insurance Reform Act of 2005 (the “Reform Act”). Under this system, as amended, the assessment rates for an insured depository institution vary according to the level of risk incurred in its activities. To arrive at an assessment rate for a banking institution, the FDIC places it in one of four risk categories determined by reference to its capital levels and supervisory ratings. In addition, in the case of those institutions in the lowest risk category, the FDIC further determines its assessment rate based on certain specified financial ratios or, if applicable, its long-term debt ratings. Beginning January 1, 2007, assessments for the DIF can range from 5 to 43 basis points per $100 of assessable deposits, depending on the insured institution’s risk category as described above. This assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits. Under the current system, premiums are assessed quarterly. The Reform Act also provides for a one-time premium assessment credit for eligible insured depository institutions, including those institutions in existence and paying deposit insurance premiums on December 31, 1996, or certain successors to any such institution. The assessment credit is determined based on the eligible institution’s deposits at December 31, 1996 and is applied automatically to reduce the institution’s quarterly premium assessments to the maximum extent allowed, until the credit is exhausted. In addition, insured deposits have been required to pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation (“FICO”) to fund the closing and disposal of failed thrift institutions by the Resolution Trust Corporation.

Branching. Kentucky law permits Kentucky chartered banks to establish a banking office in any county in Kentucky. A Kentucky bank may also establish a banking office outside of Kentucky. Well capitalized Kentucky banks that have been in operation at least three years and that satisfy certain criteria relating to, among other things, their composite and management ratings, may establish a banking office in Kentucky without the approval of the KOFI upon notice to the KOFI and any other state bank with its main office located in the county where the new banking office will be located. Branching by all other banks requires the approval of the KOFI, who must ascertain and determine that the public convenience and advantage will be served and promoted and that there is reasonable probability of the successful operation of the banking office.

The transaction must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

An out-of-state bank is permitted to establish banking offices in Kentucky only by merging with a Kentucky bank. De novo branching into Kentucky by an out-of-state bank is not permitted. This difficulty for out-of-state banks to branch in Kentucky may limit the ability of a Kentucky bank to branch into many states, as several states have reciprocity requirements for interstate branching.

Affiliate Transactions. Sections 23A and 23B of the Federal Reserve Act as well as Regulation W adopted by the Federal Reserve substantially restrict transactions between financial institutions and their affiliates. An affiliate of a bank is any company or entity that controls, is controlled by, or is under common control with the bank. As a result, a bank is limited in extending credit to its holding company or any non-bank subsidiary of its holding company, in investing in the stock or other securities of the bank holding company or its non-bank subsidiaries, and/or in taking such stock or securities as collateral for loans to any borrower. Moreover, transactions between a bank and a bank holding company (or any non-bank subsidiary) must generally be on terms and under circumstances at least as favorable to the bank as those prevailing in comparable transactions with independent third parties or, in the absence of comparable transactions, on terms and under circumstances that in good faith would be available to nonaffiliated companies.

Insider Credit Transactions. The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions and their subsidiaries. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus.

Dividends. Porter is a legal entity separate and distinct from PBI Bank. The majority of Porter’s revenue is from dividends paid to Porter by PBI Bank. PBI Bank is subject to laws and regulations that limit the amount of dividends it can pay. If, in the opinion of a federal regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the agency may require, after notice and hearing, that the institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under FDICIA, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the Federal Reserve and the FDIC have issued policy statements providing that bank holding companies and banks should generally pay dividends only out of current operating earnings.

Under Kentucky law, dividends by Kentucky banks may be paid only from current or retained net profits. Before any dividend may be declared for any period (other than with respect to preferred stock), a bank must increase its capital surplus by at least 10% of the net profits of the bank for the period until the bank’s capital surplus equals the amount of its stated capital attributable to its common shares. Moreover, the KOFI must approve the declaration of dividends if the total dividends to be declared by a bank for any calendar year would exceed the bank’s total net profits for such year combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of preferred stock or debt. Porter is also subject to the Kentucky Business Corporation Act, which generally prohibits dividends to the extent they result in the insolvency of the corporation from a balance sheet perspective or in the corporation becoming unable to pay debts as they come due. PBI Bank paid Porter $8 million in dividends in 2006, or approximately 48% of its net profits for the year. At year-end 2006, $19.8 million of retained earnings was available to the Bank to pay dividends in future periods.

Consumer Protection Laws. PBI Bank is subject to consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement and Procedures Act, the Fair Credit Reporting Act, and the Federal Trade Commission Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers.

Privacy. Federal law currently contains extensive customer privacy protections provisions. Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.

Community Reinvestment Act. The Community Reinvestment Act (“CRA”) requires the FDIC to assess Porter’s record in meeting the credit needs of the communities it serves, including low- and moderate-income neighborhoods and persons. The FDIC’s assessment of Porter’s record is made available to the public. The assessment also is part of the Federal Reserve Board’s consideration of applications to acquire, merge or consolidate with another banking institution or its holding company, to establish a new banking office or to relocate an office.

Bank Secrecy Act. The Bank Secrecy Act of 1970 (“BSA”) was enacted to deter money laundering, establish regulatory reporting standards for currency transactions and improve detection and investigation of criminal, tax and other regulatory violations. BSA and subsequent laws and regulations require Porter to take steps to prevent the use of PBI Bank in the flow of illegal or illicit money, including, without limitation, ensuring effective management oversight, establishing sound policies and procedures, developing effective monitoring and reporting capabilities, ensuring adequate training and establishing a comprehensive internal audit of BSA compliance activities. In recent years, federal regulators have increased the attention paid to compliance with the provisions of BSA and related laws, with particular attention paid to “Know Your Customer” practices. Banks have been encouraged by regulators to enhance their identification procedures before accepting new customers in order to deter criminal elements from using the banking system to move and hide illegal and illicit activities.

USA Patriot Act. The USA PATRIOT Act of 2001 (the “Patriot Act”) contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions. The Patriot Act requires financial institutions to implement policies and procedures to combat money laundering and the financing of terrorism, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering, and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions’ operations. In addition, the Patriot Act requires the federal bank regulatory agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing bank mergers and bank holding company acquisitions.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on Porter’s business and earnings and those of Porter’s subsidiaries cannot be predicted.

Future Legislation and Economic Policy

Porter cannot predict what other legislation or economic and monetary policies of the various regulatory authorities might be enacted or adopted or what other regulations might be adopted or the effects thereof. Future legislation and policies and the effects thereof might have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid from time and savings deposits. Such legislation and policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF PORTER BANCORP

This section analyzes the financial condition, change in financial condition and results of operations of Porter Bancorp, Inc. Throughout this section Porter Bancorp, Inc. is referred to as “we,” “our,” and “us.” This section should be read in conjunction with the audited and unaudited condensed consolidated financial statements and accompanying notes and other detailed information included in this report.

Overview

Porter Bancorp, Inc. (NASDAQ: PBIB) is a Louisville, Kentucky-based bank holding company which operates 13 full-service banking offices in ten counties through its wholly-owned subsidiary, PBI Bank. Our markets include metropolitan Louisville in Jefferson County and the surrounding counties of Henry and Bullitt, and extend south along the Interstate 65 corridor to Tennessee. We serve south central and southern Kentucky from banking offices in Cumberland, Butler, Green, Hart, Edmonson, Warren and Barren Counties. In June 2007, we expanded into central Kentucky by opening a loan production office in the state’s second largest city Lexington, in Fayette County. Our market area has experienced annual positive deposit growth rates in recent years with the trend expected to continue for the next few years.

For the three and six months ended June 30, 2007, respectively, we reported net income of $3.7 million and $7.3 million. This compares to net income of $3.4 million and $6.8 million for the same periods of 2006. Basic and diluted earnings per share were $0.49 and $0.96 for the three and six months ended June 30, 2007, respectively, compared with $0.54 and $1.08 for the same periods of 2006. The reduction in earnings per share between periods is primarily attributable to the issuance of 1,250,000 shares of common stock in our initial public offering in September 2006.

Highlights for the quarter and six months ended June 30, 2007 consist of the following:

•	Net income increased 7.6% and 6.7% for the three and six months ended June 30, 2007, respectively, over the same periods in 2006.

•	Total assets increased 18.2% to $1.2 billion since the second quarter of 2006, fueled by strong growth in loans.

•	Loans grew 20.7% to $983.3 million compared with the second quarter of 2006 and 15.1% since December 31, 2006.

•

Deposits grew 20.3% to $977 million since the second quarter of 2006. PBI Bank’s core customer non-interest bearing deposit accounts increased from $59.8 million to $65 million, or 8.7%, during the first half of 2007.

•

The efficiency ratio for the first six months of 2007 improved to 45.2% from 48.7% in the first six months of 2006. Our efficiency ratio for the quarter ended June 30, 2007 also improved to 45.0% from 49.3% for the same period in 2006.

•	We expanded our presence to Bowling Green, Kentucky by opening a loan production office during March 2007 and recruiting an experienced lending and product team with an established customer base.

•

Additionally, we expanded our geographical footprint to Lexington, Kentucky with a new loan production office during June 2007. We recruited an experienced lending and product team with an established customer base. We plan to open a full service branch in that market in August.

•

On June 16, 2007 we entered into a definitive agreement to acquire Ohio County Bancshares, Inc., the holding company for Kentucky Trust Bank, which operates six retail banking offices in three Kentucky counties, including the Bowling Green and Owensboro markets. Headquartered in Beaver Dam, Kentucky, Kentucky Trust Bank has assets of approximately $120 million. The acquisition is valued at approximately $12 million and will be paid in a combination of cash and stock, of which between 50% and 60% will be payable in Porter Bancorp shares. The proposed acquisition is expected to close in the early fourth quarter.

We acquired two banks in Glasgow. In our July 30, 2004 acquisition of United Community Bank, we acquired $37.9 million in assets and $31.0 million in deposits and recorded $165,000 in goodwill and $431,000 in core deposit intangibles. In our January 31, 2005 acquisition of Citizens Financial Bank, we acquired $37.9 million in assets and $31.1 million in deposits and recorded $974,000 in goodwill and $189,000 in core deposit intangibles. These acquisitions established our presence in the Glasgow/Bowling Green market in south central Kentucky.

In 2005, we completed a reorganization in which we acquired the minority interests of our three partially owned bank holding companies and consolidated our five subsidiary banks under the common control of our founders into a single bank. In the reorganization, we terminated the elections by our company and our banking subsidiary to be subchapter S corporations for federal income tax purposes. As a subchapter S corporation with two shareholders, we historically paid a substantial portion of our net income as dividends to fund the tax liability our shareholders owed on our income and to provide a return on their investment. Dividends paid in 2005, our last year as a subchapter S corporation, represented 69.4% of our net income. As a C corporation, we now pay federal and state income taxes directly, but our shareholders no longer have to pay taxes on their share of our income, and we have adjusted our dividend policy accordingly. The dividends we have paid in 2006 and may pay in the future are subject to our future earnings, capital requirements, financial condition, future prospects and other factors our board of directors deems relevant.

On September 21, 2006, we completed an initial public offering of 1,550,000 shares of our common stock at an initial public offering price per share of $24.00. The aggregate purchase price of the offering was $37.2 million. We sold 1,250,000 newly issued shares of common stock for an aggregate purchase price of $30.0 million, and selling shareholders sold 300,000 shares of common stock for an aggregate purchase price of $7.2 million, for their own accounts. The net proceeds to us were $26.6 million after deducting total expenses of $3.4 million.

We focus on commercial and commercial real estate lending, both in markets where we have banking offices and other growing markets in our region. Commercial, commercial real estate and real estate construction loans accounted for 69.7% of our total loan portfolio as of December 31, 2006, and 68.9% as of December 31, 2005, and contributed significantly to our earnings. Commercial lending generally produces higher yields than residential lending, but requires more rigorous underwriting standards and credit quality monitoring.

We have improved our return on average equity, return on average assets and efficiency ratio during each of the last three years. In 2005, our return on average equity was 21.21%, our return on average assets was 1.55% and our efficiency ratio was 47.96%. When adjusted to reflect our reorganization, had it occurred on January 1, 2005, including the additional income tax expense we would have incurred as a result of the termination of our subchapter S corporation status, our return on average equity would have been 16.57% and our return on average assets would have been 1.21%. Our efficiency ratio was not affected by the reorganization. During the year ended December 31 2006, our return on average equity was 17.19%, our return on average assets was 1.44% and our efficiency ratio was 46.68%. While we will continue to emphasize operating efficiency and eliminate duplicative functions, we anticipate that future improvements in our operating results, if any, will likely result from our growth initiatives.

The following discussion and analysis covers the primary factors affecting our performance and financial condition.

Application of Critical Accounting Policies

Our accounting and reporting policies comply with GAAP and conform to general practices within the banking industry. We believe that of our significant accounting policies, the following may involve a higher degree of management assumptions and judgments that could result in materially different amounts to be reported if conditions or underlying circumstances were to change.

Allowance for Loan Losses—PBI Bank maintains an allowance for loan losses believed to be sufficient to absorb probable incurred credit losses existing in the loan portfolio, and the senior loan committee evaluates the adequacy of the allowance for loan losses on a quarterly basis. We evaluate the adequacy of the allowance using, among other things, historical loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral and current economic conditions. While we evaluate the allowance for loan losses, in part, based on historical losses within each loan category, estimates for losses within the commercial real estate portfolio depend more on credit analysis and recent payment performance. The allowance may be allocated for specific loans or loan categories, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors. The methodology for allocating the allowance for loan and lease losses takes into account our increase in commercial and consumer lending. The amount of the allowance allocated to commercial loans and consumer loans is increased in response to the growth of the commercial and consumer loan portfolios and management’s recognition of the higher risks and loan losses in these lending areas. We develop allowance estimates based on actual loss experience adjusted for current economic conditions. Allowance estimates are a prudent measurement of the risk in the loan portfolio which we apply to individual loans based on loan type. If the mix and amount of future charge-off percentages differ significantly from those assumptions used by management in making its determination, we may be required to materially increase our allowance for loan losses and provision for loan losses and adversely affect our results.

Goodwill and Intangible Assets—We test goodwill and intangible assets that have indefinite useful lives for impairment at least annually and more frequently if circumstances indicate their value may not be recoverable. We test goodwill for impairment by comparing the fair value of the reporting unit to the book value of the reporting unit. If the fair value, net of goodwill, exceeds book value, then goodwill is not considered to be impaired. Intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values of those assets to their carrying values. Other identifiable intangible assets that are subject to amortization are amortized on an accelerated basis over the years expected to be benefited, which we believe is 10 years. We review these amortizable intangible assets for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value to carrying value. Based on the annual goodwill impairment test as of December 31, 2006, management does not believe any of the goodwill is impaired as of that date. While management believes no impairment existed at December 31, 2006 under accounting standards applicable at that date, different conditions or assumptions, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the impairment evaluation and financial condition or future results of operations.

Stock-based Compensation—We adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R) “Share-Based Payment (Revised 2004),” on January 1, 2006. Among other things, SFAS No. 123(R) eliminates the ability to account for stock-based compensation using the intrinsic value based method of accounting and requires that such transactions be recognized as compensation expense in the income statement based on their fair values on the date of the grant. SFAS No. 123(R) requires that management make assumptions including stock price volatility and employee turnover that are utilized to measure compensation expense. We estimate the fair value of stock options granted at the date of grant using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, such as volatility, risk-free interest rates and dividend pay-out rates.

Valuation of Deferred Tax Asset—A majority of our deferred tax assets were created in connection with the conversion of Porter and the surviving bank subsidiary from Subchapter S corporations to Subchapter C corporations for federal income tax purposes. We evaluate deferred tax assets quarterly. We will realize this asset to the extent it is profitable or carry back tax losses to periods in which we paid income taxes. Our determination of the realization of the deferred tax asset will be based upon management’s judgment of various future events and uncertainties, including the timing and amount of future income we will earn and the implementation of various tax plans to maximize realization of the deferred tax assets. Management believes we will generate sufficient operating earnings to realize the deferred tax benefits. Examinations of our income tax returns or changes in tax law may impact the tax liabilities and resulting provisions for income taxes.

Results of Operations

For the Three and Six Months Ended June 30, 2007 and 2006

The following table summarizes components of income and expense and the change in those components for the three months ended June 30, 2007 compared with the same period of 2006:

	For the Three Months Ended June 30,		Change from Prior Period
	2007	2006	Amount	Percent
	(dollars in thousands)
Gross interest income	$21,935	$17,947	$3,988	22.2%
Gross interest expense	11,815	8,537	3,278	38.4
Net interest income	10,120	9,410	710	7.5
Provision for loan losses	700	377	323	85.7
Non-interest income	1,308	1,330	(22)	(1.7)
Non-interest expense	5,111	5,277	(166)	(3.1)
Net income before taxes	5,617	5,086	531	10.4
Income tax expense	1,928	1,656	272	16.4
Net income	3,689	3,430	259	7.6

Net income of $3,689,000 for the three months ended June 30, 2007 increased $259,000, or 7.6%, from $3,430,000 for the comparable period of 2006. This increase in earnings was primarily attributable to increased net interest income which was partially offset by lower non-interest income and increased provision for loan losses expense. The increase in net interest income was attributable to growth in our loan portfolio partially offset by the reduction in net interest margin reflecting the effect of a flat yield curve. Decreased gains on sales of loans originated for sale and decreased service charges on deposit accounts resulted in slightly lower non-interest income. Service charges on deposit accounts decreased as a result of changes in product fee structures which we believe will make certain products more competitive, thereby increasing product sales over time. While we recorded a gain of $129,000 from the sale of loans originated for sale in the second quarter of 2006, we had no revenue from this activity in the second quarter of 2007. This is the result of our strategic decision during the latter portion of 2006 to migrate from higher-overhead residential secondary market correspondent lending to lower-overhead residential secondary market brokerage. We recorded brokerage revenue of $70,000 during the second quarter of 2007 compared with $11,000 for the same period of 2006. Provision for loan losses expense increased $323,000, or 85.7%, compared with the second quarter of 2006 as a result of strong growth in our loan portfolio requiring a larger provision to remain consistent with historical experience, and our current assessment of borrowers’ ability to repay and our collateral positions related to impaired and non-performing loans.

The following table summarizes components of income and expense and the change in those components for the six months ended June 30, 2007 compared with the same period of 2006:

	For the Six Months Ended June 30,		Change from Prior Period
	2007	2006	Amount	Percent
	(dollars in thousands)
Gross interest income	$41,989	$34,934	$7,055	20.2%
Gross interest expense	22,125	16,480	5,645	34.3
Net interest income	19,864	18,454	1,410	7.6
Provision for loan losses	1,325	753	572	76.0
Non-interest income	2,484	2,696	(212)	(7.9)
Non-interest expense	10,067	10,287	(220)	(2.1)
Net income before taxes	10,956	10,110	846	8.4
Income tax expense	3,666	3,277	389	11.9
Net income	7,290	6,833	457	6.7

Net income of $7,290,000 for the six months ended June 30, 2007 increased $457,000, or 6.7%, from $6,833,000 for the comparable period of 2006. This increase in earnings was primarily attributable to increased net interest income which was partially offset by lower non-interest income and increased provision for loan losses expense. The increase in net interest income was attributable to growth in our loan portfolio partially offset by the reduction in net interest margin reflecting the effect of a flat yield curve. Non-interest income decreased from the prior year due to decreased gain on sales of loans originated for sale, decreased gain on sales of government guaranteed loans, which reflects the cyclical nature of this type of income, and decreased service charges on deposit accounts. Service charges on deposit accounts decreased as a result of changes in product fee structures which we believe will make certain products more competitive, thereby increasing product sales over time. While we recorded a gain of $240,000 from the sale of loans originated for sale in the first six months of 2006, we had no revenue from this activity in the first half of 2007. This is the result of our strategic decision during the latter portion of 2006 to migrate from higher-overhead residential secondary market correspondent lending to lower-overhead residential secondary market brokerage. We recorded brokerage revenue of $165,000 during the first six months of 2007 compared with $34,000 for the same period of 2006. Provision for loan losses expense increased $572,000, or 76.0%, in comparison to the first half of 2006 as a result of strong growth in our loan portfolio, requiring a larger provision to remain consistent with historical experience, and our current assessment of borrowers’ ability to repay and our collateral positions related to impaired and non-performing loans.

Net Interest Income—Our net interest income was $10,120,000 for the three months ended June 30, 2007, an increase of $710,000, or 7.5%, compared with $9,410,000 for the same period of 2006. Net interest spread and margin were 3.10% and 3.69%, respectively, for the second quarter of 2007, compared with 3.66% and 4.10%, respectively, for the second quarter of 2006. Net interest income was $19,864,000 for the six months ended June 30, 2007, an increase of $1,410,000, or 7.6%, compared with $18,454,000 for the same period of 2006. Net interest spread and margin were 3.18% and 3.80%, respectively, for the first six months of 2007, compared with 3.61% and 4.02%, respectively, for the first six months of 2006.

Our yield on earning assets increased to 7.96% for the second quarter of 2007 compared to 7.78% for the second quarter of 2006 while our cost of funds increased to 4.86% for the second quarter of 2007 compared to 4.12% for the second quarter of 2006. Net interest margin decreased 23 basis points from our margin of 3.92% in the first quarter of 2007. Our yield on earning assets declined 7 basis points from 8.03% during the first quarter of 2007 while our cost of funds increased 12 basis points from 4.74%. This was due in part to our use of promotional pricing in our marketing efforts to attract premium customers in our new markets.

Our average interest-earning assets were $1.06 billion for the six months ended June 30, 2007, compared with $934.8 million for the six months ended June 30, 2006, a 13.8% increase primarily attributable to loan growth. Average loans were $923.9 million for the six months ended June 30, 2007, compared with $804.7 million for the six months ended June 30, 2006, a 14.8% increase. Our total interest income increased by 20.2% to $42.0 million for the six months ended June 30, 2007, compared with $34.9 million for the same period of 2006. The change was due to a combination of higher interest rates and higher loan volume.

Our average interest-bearing liabilities increased by 11.0% to $928.5 million for the six months ended June 30, 2007, compared with $836.6 million for the six months ended June 30, 2006. Our total interest expense increased by 34.3% to $22.1 million for the six months ended June 30, 2007, compared with $16.5 million during the same period of 2006, due primarily to an increase in the volume of, and higher interest rates paid on, certificates of deposit and NOW and money market deposit accounts (MMDA’s). Our average volume of certificates of deposit increased by 8.4% to $683.7 million for the six months ended June 30, 2007, compared with $630.7 million for the six months ended June 30, 2006. The average interest rate paid on certificates of deposits increased to 5.05% for the six months ended June 30, 2007, compared with 4.11% for the six months ended June 30, 2006. Our average volume of NOW and MMDA’s increased by 50.2% to $131.6 million for the six months ended June 30, 2007, compared with $87.6 million for the first six month of 2006. The average rate paid on NOW and MMDA’s increased to 3.65% for the six months ended June 30, 2007, compared with 2.10% for the first six months of 2006. The increase in cost of funds was the result of the continued repricing of certificates of deposit at maturity at higher interest rates and increases in MMDA rates driven by increases in market rates and competition.

Average Balance Sheets

The following table presents the average balance sheets for the three month periods ending June 30, 2007 and 2006, along with the related calculations of tax-equivalent net interest income, net interest margin and net interest spread for the related periods.

	Three Months Ended June 30,
	2007			2006
	Average Balance	Interest Earned/Paid	Average Yield/Cost	Average Balance	Interest Earned/Paid	Average Yield/Cost
	(dollars in thousands)
ASSETS
Interest-earning assets:
Loan receivables(1)(2)	$955,896	$20,026	8.40%	$811,403	$16,584	8.20%
Securities
Taxable	84,824	1,042	4.93	80,220	900	4.50
Tax-exempt(3)	16,540	171	6.38	17,827	187	6.47
FHLB stock	8,978	146	6.52	8,595	123	5.74
Other equity securities	3,683	38	4.14	3,445	41	4.77
Federal funds sold and other	40,463	512	5.08	9,434	112	4.76

Total interest-earning assets	1,110,384	21,935	7.96%	930,924	17,947	7.78%

Less: Allowance for loan losses	(13,395)			(12,735)
Non-interest earning assets	64,749			61,377

Total assets	$1,161,738			$979,566

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Certificates of deposit and other time deposits	$703,240	$8,952	5.11%	$631,897	$6,712	4.26%
NOW and money market deposits	143,364	1,362	3.81	82,553	430	2.09
Savings accounts	25,104	92	1.47	22,802	42	0.74
Federal funds purchased and repurchase agreements	1,381	10	2.90	6,620	75	4.54
FHLB advances	76,648	925	4.84	53,310	601	4.52
Junior subordinated debentures	25,000	474	7.60	25,000	533	8.55
Other borrowing	—	—	—	9,572	144	6.03

Total interest-bearing liabilities	974,737	11,815	4.86%	831,754	8,537	4.12%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	67,925			65,626
Other liabilities	6,404			6,356

Total liabilities	1,049,066			903,736
Stockholders’ equity	112,672			75,830

Total liabilities and stockholders’ equity	$1,161,738			$979,566

Net interest income		$10,120			$9,410

Net interest spread			3.10%			3.66%

Net interest margin			3.69%			4.10%

(1)	Includes loan fees in both interest income and the calculation of yield on loans.
(2)	Calculations include non-accruing loans in average loan amounts outstanding.
(3)	Taxable equivalent yields are calculated assuming a 35% federal income tax rate.

Average Balance Sheets

The following table presents the average balance sheets for the six month periods ending June 30, 2007 and 2006, along with the related calculations of tax-equivalent net interest income, net interest margin and net interest spread for the related periods.

	Six Months Ended June 30,
	2007			2006
	Average Balance	Interest Earned/ Paid	Average Yield/ Cost	Average Balance	Interest Earned/ Paid	Average Yield/ Cost
	(dollars in thousands)
ASSETS
Interest-earning assets:
Loan receivables(1)(2)	$923,921	$38,557	8.42%	$804,698	$32,056	8.03%
Securities
Taxable	81,848	1,994	4.91	81,154	1,768	4.39
Tax-exempt(3)	16,307	337	6.41	17,495	368	6.53
FHLB stock	8,978	287	6.45	8,536	243	5.74
Other equity securities	3,556	75	4.25	3,490	82	4.74
Federal funds sold and other	29,322	739	5.08	19,410	417	4.33

Total interest-earning assets	1,063,932	41,989	7.99%	934,783	34,934	7.58%

Less: Allowance for loan losses	(13,207)			(12,574)
Non-interest earning assets	63,853			61,243

Total assets	$1,114,57			$983,452

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Certificates of deposit and other time deposits	$683,732	$17,132	5.05%	$630,739	$12,840	4.11%
NOW and money market deposits	131,566	2,384	3.65	87,589	910	2.10
Savings accounts	24,536	167	1.37	22,973	77	0.68
Federal funds purchased and repurchase agreements	1,347	15	2.25	5,442	116	4.30
FHLB advances	62,330	1,482	4.79	55,265	1,228	4.48
Junior subordinated debentures	25,000	945	7.62	25,000	1,021	8.24
Other borrowing	—	—	—	9,586	288	6.06

Total interest-bearing liabilities	928,511	22,125	4.81%	836,594	16,480	3.97%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	67,944			65,146
Other liabilities	6,663			7,020

Total liabilities	1,003,118			908,760
Stockholders’ equity	111,460			74,692

Total liabilities and stockholders’ equity	$1,114,57			$983,452

Net interest income		$19,864			$18,454

Net interest spread			3.18%			3.61%

Net interest margin			3.80%			4.02%

(1)	Includes loan fees in both interest income and the calculation of yield on loans.
(2)	Calculations include non-accruing loans in average loan amounts outstanding.
(3)	Taxable equivalent yields are calculated assuming a 35% federal income tax rate.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume); (2) changes in volume (changes in volume multiplied by old rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variance.

	Three Months Ended June 30, 2007 vs. 2006			Six Months Ended June 30, 2007 vs. 2006
	Increase (decrease) due to change in		Net Change	Increase (decrease) due to change in		Net Change
	Rate	Volume		Rate	Volume
	(in thousands)
Interest-earning assets:
Loan receivables	$424	$3,018	$3,442	$1,581	$4,920	$6,501
Securities	88	38	126	206	(11)	195
FHLB stock	18	5	23	31	13	44
Other equity securities	(8)	5	(3)	(9)	2	(7)
Federal funds sold and other	7	393	400	81	241	322

Total increase (decrease) in interest income	529	3,459	3,988	1,890	5,165	7,055

Interest-bearing liabilities:
Certificates of deposit and other time deposits	1,428	812	2,240	3,147	1,145	4,292
NOW and money market accounts	492	440	932	880	594	1,474
Savings accounts	46	4	50	85	5	90
Federal funds purchased and repurchase agreements	(20)	(45)	(65)	(39)	(62)	(101)
FHLB advances	45	279	324	90	164	254
Junior subordinated debentures	(59)	—	(59)	(76)	—	(76)
Other borrowings	—	(144)	(144)	—	(288)	(288)

Total increase (decrease) in interest expense	1,932	1,346	3,278	4,087	1,558	5,645

Increase in net interest income	$(1,403)	$2,113	$710	$(2,197)	$3,607	$1,410

Non-Interest Income—The following table presents the major categories of non-interest income for the three and six months ended June 30, 2007 and 2006:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(in thousands)
Service charges on deposit accounts	$648	$683	$1,183	$1,348
Secondary market brokerage fees	70	11	165	34
Title insurance commissions	35	36	112	56
Gains on sales of government guaranteed loans, net	15	—	15	99
Gains on sales of loans originated for sale	—	129	—	240
Gains on sales of securities, net	62	27	62	27
Gains on sales of other assets, net	1	—	7	18
Other	477	444	940	874

Total non-interest income	$1,308	$1,330	$2,484	$2,696

Non-interest income for the second quarter ended June 30, 2007 decreased $22,000, or 1.7%, in comparison with the second quarter of 2006. For the six months ended June 30, 2007 non-interest income decreased by $212,000 to $2.5 million compared with $2.7 million for same period of 2006. The decrease in non-interest income for both the second quarter and the six months ended June 30, 2007 was primarily due to a decrease in service charges on deposit accounts. This decrease was a result of changes in product fee structures that we believe will make certain products more competitive, thereby increasing product sales over time.

We also experienced a decrease in gains on sales of government guaranteed loans, reflecting the cyclical nature of originations and sales of this type of loan. Beginning in 2004, we placed more emphasis on lending under the Business and Industrial Loan Guarantee Program administered by the Rural Business-Cooperative Service of the United States Department of Agriculture (“USDA”). The program makes an annual allocation of available credits to guarantee loans to promote rural economic development, giving priority to loans in rural communities with populations of 25,000 or less. Participating lenders submit proposals for individual projects meeting specific criteria in a competitive process, and there is ordinarily several months between the time a conditional commitment is awarded for a project and the loan closing. Accordingly, we expect the amount of income we earn from the sale of USDA guaranteed loans will fluctuate from period to period.

We also experienced changes in the income derived from our secondary market residential lending operations. While we recorded a gain of $240,000 from the sale of loans originated for sale in the first six months of 2006, we had no revenue from this activity in the same period of 2007. This is the result of our strategic decision during the latter portion of 2006 to migrate from higher-overhead residential secondary market correspondent lending to lower-overhead residential secondary market brokerage. We recorded brokerage revenue of $165,000 during the first six months of 2007 compared with $34,000 for the same period of 2006. Based on current trends in long-term residential lending and housing markets we believe our strategic decision will better position us over the long-term in this business line.

Non-interest Expense—The following table presents the major categories of non-interest expense for the three and six months ended June 30, 2007 and 2006:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(in thousands)
Salary and employee benefits	$3,001	$3,048	$5,936	$5,885
Occupancy and equipment	599	672	1,164	1,360
State franchise tax	325	267	650	540
Professional fees	184	231	336	479
Advertising	114	190	253	319
Postage and delivery	133	133	262	264
Office supplies	131	158	243	253
Communications	99	137	209	283
Other real estate owned expense	53	64	101	123
Other	472	377	913	781

Total non-interest expense	$5,111	$5,277	$10,067	$10,287

Non-interest expense for the second quarter ended June 30, 2007 decreased $166,000, or 3.1%, compared with the second quarter of 2006. For the six months ended June 30, 2007, non-interest expense decreased $220,000, or 2.1%, to $10.1 million compared with $10.3 million for the first six months of 2006. The decrease in non-interest expense was primarily attributable to reduced occupancy and equipment, professional fees, and communications expenses, and was partially offset by increases in state franchise tax. Our diligent focus on expense control resulted in an improved efficiency ratio of 45.2% for the first six months of 2007, compared with 48.7% for the same period of 2006. Our efficiency ratio could increase modestly in future quarters as we make investments to grow into new markets.

Income Tax Expense—Income tax expense was $1.9 million, or 34.3% of pre-tax income, for the second quarter ended June 30, 2007, and $3.7 million, or 33.5% of pre-tax income for the first six months of 2007, compared with $1.7 million, or 32.6% of pre-tax income, for the second quarter of 2006, and $3.3 million, or 32.4% of pre-tax income, for the first six months of 2006. The slight increase in effective tax rate is attributable to a modest decline in tax-exempt earning assets as a percentage of total interest earning assets between periods.

For the Years Ended December 31, 2006 and 2005

For the year ended December 31, 2006, we reported net income of $14.3 million compared to net income of $14.6 million for the year ended December 31, 2005. On an adjusted pro forma basis, this compares to net income of $11.4 million for 2005. Basic and diluted earnings per share were $2.15 for the year ended December 31, 2006, compared to $2.49 for 2005 and on an adjusted pro forma basis $1.80 for 2005. The pro forma adjustments, as presented in our audited consolidated statements of income, present our 2005 results as if our acquisition of minority interests in subsidiary banks and the termination of our S corporation status, which were effective on December 31, 2005, were in effect for all of 2005.

Highlights for the year ended December 31, 2006 consist of the following:

•	On September 21, 2006, we successfully completed our initial public offering, issuing 1,250,000 new shares at a price to the public of $24.00 per share;

•

Return on average assets and return on average equity increased to 1.44 % and 17.19%, respectively, for the year ended December 31, 2006, compared to 1.21 % and 16.57 % for the same period in 2005 on an adjusted pro forma basis;

•	Net income increased 26.0% for the year ended December 31, 2006 compared to 2005 on an adjusted pro forma basis.

•	Earnings per share increased 19.4% for the year ended December 31, 2006 compared to 2005 on an adjusted pro forma basis.

•	The efficiency ratio for the year ended December 31, 2006 improved to 46.68% from 47.96% over the prior year.

•	Our average earning assets increased 4.6% during the year ended December 31, 2006.

•	Our loan portfolio grew by $62.4 million or 7.9% and our deposits grew by $55.3 million or 6.9% during 2006. The loan portfolio also grew by 4.5% during the fourth quarter.

•

We refinanced $14.0 million of junior subordinated debentures during the fourth quarter which resulted in a write-off of approximately $280,000 of unamortized debt issuance costs. This is expected to yield annual interest expense savings to offset the write-off.

•	We repaid $9.5 million in debt incurred to acquire minority interests in 2005.

These items are discussed in further detail throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” Section.

The following table summarizes components of income and expense and the change in those components for 2006 compared with 2005:

	For the Years Ended December 31,		Change from Prior Period
	2006	2005	Amount	Percent
	(dollars in thousands)
Gross interest income	$72,863	$62,054	$10,809	17.4%
Gross interest expense	35,622	25,665	9,957	38.8
Net interest income	37,241	36,389	852	2.3
Provision for credit losses	1,405	3,645	(2,240)	(61.4)
Non-interest income	5,146	5,414	(268)	(5.0)
Gain on sale of securities	50	19	31	163.2
Non-interest expense	19,785	20,047	(262)	(1.3)
Net income before taxes	21,247	18,130	3,117	17.2
Minority interest(1)	—	1,314	(1,314)	(100.0)
Income tax expense	6,908	2,201	4,707	213.9
Net income	14,339	14,615	(276)	(1.9)

(1)	We acquired the minority interests in a subsidiary bank holding company in the December 31, 2005 reorganization.

Net income of $14.3 million for the year ended December 31, 2006 decreased $276,000, or 1.9%, from $14.6 million for 2005. This decrease in earnings was primarily attributable to increased income tax expense. Income tax expense increased $4.7 million, or 213.9%, for the year ended December 31, 2006 in comparison with 2005 resulting from our change to C corporation status effective December 31, 2005. This was partially offset by lower provision for loan losses expense and decreased non-interest expense. Provision for loan losses expense decreased $2.2 million, or 61.5%, in comparison to 2005 as a result of our current assessment of borrowers’ ability to repay and our collateral positions related to impaired and non-performing loans. Non-interest expense decreased $262,000, or 1.3%, in comparison to 2005 as a result of an increase in the deferral of direct loan origination costs and reduced employee benefit costs resulting from a change in our group health benefits plan that went into effect July 1, 2006. These decreases in non-interest expense were partially offset by increased advertising costs associated with our new advertising campaign launched in 2006.

The following table summarizes components of income and expense and the change in those components for 2005 compared with 2004:

	For the Years Ended December 31,		Change from Prior Period
	2005	2004	Amount	Percent
	(dollars in thousands)
Gross interest income	$62,054	$49,947	$12,107	24.2%
Gross interest expense	25,665	19,698	5,967	30.3
Net interest income	36,389	30,249	6,140	20.3
Provision for credit losses	3,645	2,533	1,112	43.9
Non-interest income	5,414	4,455	959	21.5
Gain on sale of securities	19	98	(79)	(80.6)
Non-interest expense	20,047	17,725	2,322	13.1
Net income before taxes	18,130	14,544	3,586	24.7
Minority interest(1)	1,314	898	416	46.3
Income tax expense	2,201	2,759	(558)	(20.2)
Net income	14,615	10,887	3,728	34.2

(1)	We acquired the minority interests in a subsidiary bank holding company in the December 31, 2005 reorganization.

Net income for 2005 resulted in a return on average assets of 1.55% and a return on average equity of 21.21% compared with a return on average assets of 1.31% and a return on average equity of 16.98% for the year ended December 31, 2004.

The increase in earnings between periods was primarily attributable to a $6.1 million increase in net interest income due to growth in our loan portfolio, rising yields on our loans and increases in non-interest income of $959,000. These improvements were partially offset by a $1.1 million increase in the provision for loan losses due primarily to growth in our loan portfolio and by a $2.3 million increase in non-interest expense that was principally due to planned increases in personnel.

Net Interest Income—Our net interest income was $37.2 million for the year ended December 31, 2006, an increase of $852,000, or 2.3%, compared with $36.4 million for the same period in 2005. Net interest spread and margin were 3.50% and 3.97%, respectively, for 2006, compared with 3.67% and 4.06%, respectively, for 2005. The increase in net interest income was primarily the result of higher loan volume, but was partially offset by the reduction in net interest margin due to the flattening yield curve between periods. The increase of $38.0 million in average loans for 2006, compared to the same period in 2005, was due to organic growth in our loan portfolio.

Our average interest-earning assets were $946.3 million for 2006, compared with $904.5 million for 2005, a 4.6% increase primarily attributable to loan growth. Average loans were $814.2 million for 2006, compared with $776.2 million for 2005, a 4.9% increase. Our total interest income increased 17.4% to $72.9 million for 2006, compared with $62.1 million for 2005. The change was due to a combination of higher interest rates and higher loan volume.

Our average interest-bearing liabilities also increased by 5.5% to $839.6 million for 2006, compared with $795.5 million for 2006. Our total interest expense increased by 38.8% to $35.6 million for 2006, compared with $25.7 million during 2005, due primarily to an increase in the volume of, and higher interest rates paid on, certificates of deposit. Our average volume of certificates of deposit increased 11.7% to $634.9 million for 2006, compared with $568.4 million for 2005. The average interest rate paid on certificates of deposits increased to 4.40% for 2006, compared with 3.40% for 2005. The increase in cost of funds was the result of the continued re-pricing of certificates of deposit at maturity at higher interest rates. Certificate of deposit volume increases also reflect increased interest rates. Going forward, management expects cost of funds to continue to increase as the general market deposit rates have become increasingly competitive with the upward trend in interest rates.

Our net interest income was $36.4 million for the year ended December 31, 2005, an increase of $6.2 million, or 20.5%, compared with $30.2 million for the same period in 2004. Net interest spread and margin were 3.67% and 4.06%, respectively, for 2005, compared with 3.50% and 3.84%, respectively, for 2004. These increases were primarily the result of higher loan volume as well as higher interest rates on our loan portfolio. The increase of $88.6 million in average loans for 2005, compared to the same period in 2004, was due to both internal loan growth and our acquisition of Citizens Financial Bank.

Our average interest-earning assets were $904.5 million for 2005, compared with $794.9 million for 2004, a 13.8% increase primarily attributable to both internal loan growth and our acquisition of Citizens Financial Bank. Average loans were $776.2 million for 2005, compared with $684.5 million for 2004, a 13.4% increase. Due primarily to increased volumes in our loan portfolio, our total interest income increased by 24.4% to $62.1 million for 2005, compared with $49.9 million for 2004. We also experienced higher interest rates and higher loan volume.

Our average interest-bearing liabilities also increased by 13.9% to $795.5 million for 2005, compared with $698.6 million for 2004. Our total interest expense increased by 30.5% to $25.7 million for 2005, compared with $19.7 million during 2004, due primarily to an increase in the volume of, and higher interest rates paid on, certificates of deposit. Our average volume of certificates of deposit increased 14.6% to $568.4 million for 2005, compared with $496.1 million for 2004. The average interest rate paid on certificates of deposits increased to 3.40% for 2005, compared with 3.14% for 2004. The increase in cost of funds was the result of the continued re-pricing of certificates of deposit at maturity at higher interest rates.

Average Balance Sheets

The following table sets forth the average daily balances, the interest earned or paid on such amounts, and the weighted average yield on interest-earning assets and weighted average cost of interest-bearing liabilities for the periods indicated. Dividing income or expense by the average daily balance of assets or liabilities, respectively, derives such yields and costs for the periods presented.

	For the Years Ended December 31,
	2006			2005
	Average Balance	Interest Earned/Paid	Average Yield/Cost	Average Balance	Interest Earned/Paid	Average Yield/Cost
	(dollars in thousands)
ASSETS
Interest-earning assets:
Loans receivables(1)(2)
Real estate	$715,074	$58,359	8.16%	$678,509	$49,017	7.22%
Commercial	55,047	4,483	8.14	50,434	3,829	7.59
Consumer	29,955	2,743	9.16	32,114	2,858	8.90
Agriculture	12,878	1,142	8.87	13,677	1,095	8.01
Other	1,248	59	4.73	1,473	59	4.01
U.S. Treasury and agencies	19,630	746	3.80	18,886	701	3.71
Mortgage-backed securities	56,197	2,606	4.64	61,383	2,529	4.12
State and political subdivision securities(3)	16,789	703	6.34	15,499	661	6.46
State and political subdivision securities	836	46	5.50	—	—	—
Corporate bonds	2,374	155	6.53	3,364	223	6.63
FHLB stock	8,661	504	5.82	8,199	410	5.00
Other equity securities	3,442	155	4.50	3,688	163	4.42
Federal funds sold	18,629	887	4.76	15,110	455	3.01
Interest-bearing deposits in other financial institutions	5,568	275	4.94	2,151	54	2.51

Total interest-earning assets	946,328	72,863	7.74%	904,487	62,054	6.90%
Less: Allowance for loan losses	(12,695)			(11,968)
Non-interest-earning assets	61,385			50,214

Total assets	$995,018			$942,733

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities
Certificates of deposit and other time deposits	$634,919	$27,940	4.40%	$568,353	$19,320	3.40%
NOW and money market deposits	87,267	2,060	2.36	112,719	2,164	1.92
Savings accounts	23,455	211	0.90	26,210	150	0.57
Federal funds purchased and repurchase agreements	3,816	153	4.01	8,810	308	3.50
FHLB advances	57,847	2,710	4.68	54,342	2,056	3.78
Junior subordinated debentures	25,000	2,117	8.47	25,000	1,661	6.64
Other borrowing	7,329	431	5.88	100	6	6.00

Total interest-bearing liabilities	839,633	35,622	4.24%	795,534	25,665	3.23%
Non-interest-bearing liabilities
Non-interest-bearing deposits	64,778			64,395
Minority interest in unconsolidated subsidiaries	—			8,465
Other liabilities	7,179			5,417

Total liabilities	911,590			873,811
Stockholders’ equity	83,428			68,922

Total liabilities and stockholders’ equity	$995,018			$942,733

Net interest income		$37,241			$36,389

Net interest spread			3.50%			3.67%

Net interest margin			3.97%			4.06%

Ratio of average interest-earning assets to average interest-bearing liabilities			112.71%			113.70%

(1)	Includes loan fees in both interest income and the calculation of yield on loans.
(2)	Calculations include non-accruing loans in average loan amounts outstanding.
(3)	Taxable equivalent yields are calculated assuming a 34% federal income tax rate.

	For the Years Ended December 31,
	2005			2004
	Average Balance	Interest Earned/Paid	Average Yield/Cost	Average Balance	Interest Earned/Paid	Average Yield/Cost
	(dollars in thousands)
ASSETS
Interest-earning assets:
Loans receivables(1)(2)
Real estate	$678,509	$49,017	7.22%	$598,854	$39,341	6.57%
Commercial	50,434	3,829	7.59	41,076	2,863	6.97
Consumer	32,114	2,858	8.90	31,295	2,753	8.80
Agriculture	13,677	1,095	8.01	11,336	797	7.03
Other	1,473	59	4.01	1,897	88	4.64
U.S. Treasury and agencies	18,886	701	3.71	4,435	166	3.74
Mortgage-backed securities	61,383	2,529	4.12	58,281	2,306	3.96
State and political subdivision securities(3)	15,499	661	6.46	12,632	564	6.76
Corporate bonds	3,364	223	6.63	4,740	308	6.50
FHLB stock	8,199	410	5.00	7,401	305	4.12
Other equity securities	3,688	163	4.42	3,957	224	5.66
Federal funds sold	15,110	455	3.01	17,611	205	1.16
Interest-bearing deposits in other financial institutions	2,151	54	2.51	1,398	27	1.93

Total interest-earning assets	904,487	62,054	6.90%	794,913	49,947	6.32%
Less: Allowance for loan losses	(11,968)			(9,363)
Non-interest-earning assets	50,214			43,654

Total assets	$942,733			$829,204

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities
Certificates of deposit and other time deposits	$568,353	$19,320	3.40%	$496,061	$15,558	3.14%
NOW and money market deposits	112,719	2,164	1.92	93,367	1,244	1.33
Savings accounts	26,210	150	0.57	25,507	144	0.56
Federal funds purchased and repurchase agreements	8,810	308	3.50	7,387	147	1.99
FHLB advances	54,342	2,056	3.78	53,939	1,472	2.73
Junior subordinated debentures	25,000	1,661	6.64	22,200	1,129	5.09
Other borrowing	100	6	6.00	100	4	4.00

Total interest-bearing liabilities	795,534	25,665	3.23%	698,561	19,698	2.82%
Non-interest-bearing liabilities
Non-interest-bearing deposits	64,395			55,001
Minority interest in unconsolidated subsidiaries	8,465			7,776
Other liabilities	5,417			3,750

Total liabilities	873,811			765,088
Stockholders’ equity	68,922			64,116

Total liabilities and stockholders’ equity	$942,733			$829,204

Net interest income		$36,389			$30,249

Net interest spread			3.67%			3.50%

Net interest margin			4.06%			3.84%

Ratio of average interest-earning assets to average interest-bearing liabilities			113.70%			113.79%

(1)	Includes loan fees in both interest income and the calculation of yield on loans.
(2)	Calculations include non-accruing loans in average loan amounts outstanding.
(3)	Taxable equivalent yields are calculated assuming a 34% federal income tax rate.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume); (2) changes in volume (changes in volume multiplied by old rate); and (3) changes in rate-volume (change in rate multiplied by change in volume). Changes in rate-volume are proportionately allocated between rate and volume variance.

	Year Ended December 31, 2006 vs. 2005			Year Ended December 31, 2005 vs. 2004
	Increase (decrease) due to change in			Increase (decrease) due to change in
	Rate	Volume	Net Change	Rate	Volume	Net Change
	(in thousands)
Interest-earning assets:
Loan receivables	$7,048	$2,880	$9,928	$4,532	$6,484	$11,016
U.S. Treasury and agencies	17	28	45	(1)	536	535
Mortgage-backed securities	301	(224)	77	97	126	223
State and political subdivision securities	(2)	90	88	(24)	121	97
Corporate bonds	(3)	(65)	(68)	6	(91)	(85)
FHLB stock	70	24	94	70	35	105
Other equity securities	3	(11)	(8)	(47)	(14)	(61)
Federal funds sold	308	124	432	274	(24)	250
Interest-bearing deposits in other financial institutions	83	138	221	9	18	27

Total increase (decrease) in interest income	7,825	2,984	10,809	4,916	7,191	12,107

Interest-bearing liabilities:
Certificates of deposit and other time deposits	6,168	2,452	8,620	1,374	2,388	3,762
NOW and money market accounts	441	(545)	(104)	626	294	920
Savings accounts	78	(17)	61	2	4	6
Federal funds purchased and repurchase agreements	40	(195)	(155)	129	32	161
FHLB advances	514	140	654	573	11	584
Junior subordinated debentures	456	—	456	377	155	532
Other borrowings	—	425	425	2	—	2

Total increase (decrease) in interest expense	7,697	2,260	9,957	3,083	2,884	5,967

Increase (decrease) in net interest income	$128	$724	$852	$1,833	$4,307	$6,140

Non-Interest Income—The following table presents for the periods indicated the major categories of non-interest income:

	For the Years Ended December 31,
	2006	2005	2004
	(in thousands)
Service charges on deposit accounts	$2,537	$2,827	$2,618
Gains on sales of government guaranteed loans, net	152	628	58
Gains on sales of loans originated for sale	284	—	—
Gains on sales of other assets, net	4	46	337
Gains on sales of investment securities, net	50	19	98
Other	2,169	1,913	1,442

Total non-interest income	$5,196	$5,433	$4,553

Non-interest income decreased by $237,000 to $5.2 million for 2006 compared with $5.4 million for 2005. Our non-interest income declined due to a decrease in gains on sales of government guaranteed loans of $476,000, or 75.8% for 2006 to $152,000 compared to 2005. This decrease reflects the cyclical nature of the premium recognition on government guaranteed loan originations and the timing on when these loans are closed and sold. We also experienced a decline in our service charges on deposit accounts due to a change in product fee structures during the second half of the year that we believe will make certain products more competitive, thereby increasing product sales over time. Service charges on deposit accounts decreased $290,000 or 10.3% for 2006 to $2.5 million compared to 2005. These decreases were partially offset by increased income from gains on sales of loans originated for sale and fees received from brokering long-term home loans to the secondary market through our mortgage division, which we acquired in January 2006. Gains on sales of loans originated for sale and broker fees received were $637,000 for 2006 compared to $292,000 in 2005.

Non-interest income increased by $880,000 to $5.4 million for 2005 compared with 2004. During 2005 we earned $628,000 from the sale of government guaranteed loans compared with $58,000 during 2004 due to greater emphasis on guaranteed lending, as previously described. Our non-interest income also increased as a result of the acquisition of Citizens Financial Bank in January 2005 and the full-year effect of our United Community Bank acquisition in July 2004. We also recognized $43,000 of net gains on sales of fixed assets during the year.

Non-interest Expense—The following table presents the major categories of non-interest expense:

	For the Years Ended December 31,
	2006	2005	2004
	(in thousands)
Salary and employee benefits	$11,432	$11,489	$9,783
Occupancy and equipment	2,474	2,692	2,784
State franchise tax	1,074	993	980
Professional fees	622	1,132	744
Communications	511	527	535
Postage and delivery	508	486	422
Office supplies	462	381	371
Advertising	645	362	239
Loss on early extinguishment of debt	280	—	—
Other real estate owned expense	249	190	249
Other	1,528	1,795	1,618

Total non-interest expense	$19,785	$20,047	$17,725

Non-interest expense for the year ended December 31, 2006 of $19.8 million represented a 1.3% decrease from $20.0 million for the same period last year. Salaries and employee benefits are the largest component of non-interest expense. This expense was largely unchanged from 2006 to 2005 as cost of living wage increases, the planned addition of lending staff, and expenses associated with the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, were offset by efficiencies realized from earlier consolidation efforts and decreases in our group benefit health insurance costs.

Occupancy expense declined $218,000 or 8.1% to $2.5 million in 2006 from $2.7 million in 2005. Professional fees declined $510,000 or 45.1% to $622,000 in 2006 from $1,132,000 in 2005. Reductions in these costs are attributable to savings and efficiencies gained from our reorganization in late 2005.

Non-interest expense savings were partially offset by increases in state franchise taxes and advertising expenses. State franchise taxes are based primarily on average capital levels. These taxes increased 8.2% from

2005 to 2006 as our capital grew. Advertising expenses increased $283,000 or 78.2% to $645,000 in 2006 from $362,000 in 2005. We increased our advertising expenditures in connection with branding the bank’s new name, PBI Bank, Inc.

A loss on early extinguishment of debt for $280,000 was recognized in connection with re-financing $14.0 million of our junior subordinated debentures. We expect to realize annual interest expense savings to offset this write-off.

Non-interest expense increased $2.3 million, or 13.1%, to $20.0 million for 2005 compared with 2004. The primary factors impacting non-interest expense were our acquisition of Citizens Financial Bank in January 2005 and the full-year effect of our United Community Bank acquisition in July 2004. Non-interest expense attributed to the acquired operations was $1.9 million for 2005 compared with $698,000 for 2004. Other factors impacting non-interest expense include additional operating and employee compensation expenses relating to planned growth in our lending staff and an average 3% cost of living increase for our employees. Employee compensation and benefits, the largest component of non-interest expense, increased $1.7 million, or 17.4%, during 2005. Our efficiency ratio was 47.96% for 2005 compared with 51.07% for 2004. The improved results are attributable to our continued efforts to maintain low operating expenses coupled with our improved net interest income and non-interest income.

Income Tax Expense—Income tax expense was $6.9 million for 2006 compared with $2.2 million for 2005 and $2.8 million for 2004. Our company and certain of its former subsidiaries were subchapter S corporations. As such, they were not historically subject to federal income tax at the corporate level, while certain other of our subsidiaries were subject to federal income tax in prior years. After 2005, all of our net income and all of the net income of our wholly owned subsidiary, PBI Bank, are subject to federal income tax.

On December 31, 2005, when the Subchapter S elections were voluntarily terminated, certain deferred tax assets and liabilities were reinstated, effectively reducing 2005 income tax expense by $1.5 million. Income tax expense would have increased approximately $4.0 million for 2005 and approximately $2.2 million for the year ended December 31, 2004, had our company and our bank subsidiaries that were subchapter S corporations been subject to federal income tax during those periods.

Analysis of Financial Condition—As of and for the Period ended June 30, 2007

Total assets increased $147.2 million, or 14.0%, to $1.2 billion at June 30, 2007 from $1.05 billion at December 31, 2006. This increase was primarily attributable to an increase of $128.3 million in net loans from loan growth. In addition, securities available for sale increased $6.6 million during the first six months of 2007. Total assets at June 30, 2007 increased $184.8 million from $1.01 billion at June 30, 2006, representing an 18.2% increase.

Loans Receivable—Loans receivable increased $129.0 million, or 15.1%, during the six months ended June 30, 2007 to $983.3 million. Our commercial, commercial real estate, farmland, and real estate construction portfolios increased by an aggregate of $97.7 million, or 16.4%, during the six months and comprised 70.5% of the total loan portfolio at June 30, 2007.

Loan Portfolio Composition—The following table presents a summary of the loan portfolio at the dates indicated, net of deferred loan fees, by type. There are no foreign loans in our portfolio; and other than commercial real estate, construction real estate and residential real estate; there is no concentration of loans in any industry exceeding 10% of total loans.

	As of June 30, 2007		As of December 31, 2006
	Amount	Percent	Amount	Percent
	(dollars in thousands)
Type of Loan:
Real estate:
Commercial	$304,556	30.97%	$277,029	32.42%
Construction	258,836	26.32	211,973	24.81
Residential	225,606	22.94	195,591	22.89
Farmland	53,212	5.41	47,325	5.54
Home equity	18,649	1.90	19,099	2.24
Commercial	76,565	7.79	59,113	6.92
Consumer	30,855	3.14	29,709	3.48
Agriculture	14,109	1.43	13,436	1.57
Other	955	0.10	1,092	0.13

Total loans	$983,343	100.00%	$854,367	100.00%

Non-Performing Assets—Non-performing assets consist of certain restructured loans for which interest rate or other terms have been renegotiated, loans past due 90 days or more still on accrual, loans on which interest is no longer accrued, real estate acquired through foreclosure and repossessed assets.

The following table sets forth information with respect to non-performing assets as of June 30, 2007 and December 31, 2006.

	June 30, 2007	December 31, 2006
	(dollars in thousands)
Loans past due 90 days or more still on accrual	$1,485	$2,010
Non-accrual loans	5,704	6,930

Total non-performing loans	7,189	8,940
Real estate acquired through foreclosure	4,118	2,415
Other repossessed assets	9	9

Total non-performing assets	$11,316	$11,364

Non-performing loans to total loans	0.73%	1.05%

Non-performing assets to total loans	1.15%	1.33%

Nonperforming loans at June 30, 2007 were $7.2 million, or 0.73% of total loans, compared with $10.2 million, or 1.25% of total loans, at June 30, 2006, and $8.9 million, or 1.05% of total loans at December 31, 2006. The decrease of $1.8 million in non-performing loans from December 31, 2006 to June 30, 2007 is primarily attributable to our collection efforts via foreclosure and collateral repossession.

Foreclosed properties at June 30, 2007 were $4.1 million compared with $2.4 million at both June 30, 2006 and December 31, 2006. The increase in foreclosed properties reflects the normal progression of troubled loans through workout, collateral repossession, and ultimate disposition. We value foreclosed properties at fair or net recoverable value when acquired and expect to liquidate these properties to recover our investment in the due course of business.

Allowance for Loan Losses—The allowance for loan losses is based on management’s continuing review and risk evaluation of individual loans, loss experience, current economic conditions, risk characteristics of various categories of loans and such other factors that, in management’s judgment, require current recognition in estimating loan losses.

Management has established loan grading procedures that result in specific allowance allocations for any estimated inherent risk of loss. For loans not individually graded, a general allowance allocation is computed using factors developed over time based on actual loss experience. The specific and general allocations plus consideration of qualitative factors represent management’s best estimate of probable losses contained in the loan portfolio at the evaluation date. Although the allowance for loan losses is comprised of specific and general allocations, the entire allowance is available to absorb any credit losses.

Our loan loss reserve as a percentage of total loans at June 30, 2007 decreased to 1.37% from 1.55% at June 30, 2006 and 1.50% at December 31, 2006. Provision for loan losses increased $323,000 to $700,000 for the second quarter of 2007 compared with the second quarter of 2006. Provision for loan losses increased $572,000 to $1.3 million for the six months ended June 30, 2007, compared with $753,000 for the same six month period of 2006. The loan loss provision for the three and six months ended June 30, 2007, was increased largely due to the growth in the loan portfolio and to remain consistent with historical loan loss experience. Net loan charge-offs were $432,000 for second quarter of 2007 compared with $333,000 for the same period of 2006. Net loan charge-offs for the six months ended June 30, 2007 were $678,000, or 0.07% of total loans, compared with $339,000, or 0.04%, for the first six months of 2006.

An analysis of changes in allowance for loan losses and selected ratios for the three and six month periods ended June 30, 2007 and 2006 follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(dollars in thousands)
Balance at beginning of period	$13,211	$12,567	$12,832	$12,197
Provision for loan losses	700	377	1,325	753
Recoveries	80	83	148	154
Charge-offs	(512)	(416)	(826)	(493)

Balance at end of period	$13,479	$12,611	$13,479	$12,611

Allowance for loan losses to period-end loans	1.37%	1.55%	1.37%	1.55%

Net charge-offs to average loans	0.05%	0.04%	0.07%	0.04%

Allowance for loan losses to non-performing loans	187.49%	123.89%	187.49%	123.89%

Liabilities—Total liabilities at June 30, 2007 were $1.09 billion compared to $942.7 million at December 31, 2006, an increase of $143.7 million, or 15.2%. The increase was primarily attributable to an increase in deposits of $115.1 million, or 13.4%, at June 30, 2007 to $977 million from $861.9 million at December 31, 2006, primarily due to an increase in both time deposits and transactional accounts from promotional efforts throughout the period. The core customer non-interest bearing deposit account growth of $5.2 million during the first six months of 2007 is attributable to our new deposit growth focus which includes new incentives for our employees and product improvements.

Federal Home Loan Bank advances also increased $28.9 million, or 60.7%, to $76.5 million from $47.6 million at December 31, 2006. These advances are used from time to time to fund asset growth and manage interest rate risk in accordance with our asset/liability management strategies.

Deposits are our primary source of funds. The following table sets forth the average daily balances and weighted average rates paid for our deposits for the periods indicated:

	For the Six Months Ended June 30, 2007		For the Year Ended December 31, 2006
	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Demand	$67,944	—	$64,778	—
Interest checking	49,831	1.69%	51,127	1.60%
Money market	81,735	4.85%	36,140	3.43%
Savings	24,536	1.37%	23,455	0.90%
Certificates of deposit	683,732	5.05%	634,919	4.40%

Total deposits	$907,778	4.37%	$810,419	3.73%

The following table sets forth the average daily balances and weighted average rates paid for our certificates of deposit for the periods indicated:

	For the Six Months Ended June 30, 2007 2006		For the Year Ended December 31, 2006 2005
	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Less than $100,000	$506,203	5.01%	$473,813	4.36%
$100,000 or more	177,529	5.18%	161,106	4.53%

Total	$683,732	5.05%	$634,919	4.40%

The following table shows at June 30, 2007 and December 31, 2006 the amount of our time deposits of $100,000 or more by time remaining until maturity:

Maturity Period	As of June 30, 2007	As of December 31, 2006
	(dollars in thousands)
Three months or less	$38,691	$49,079
Three months through six months	51,487	42,288
Six months through twelve months	106,419	61,690
Over twelve months	17,967	29,834

Total	$214,564	$182,891

Liquidity

Liquidity risk arises from the possibility that we may not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that the cash flow requirements of depositors and borrowers, as well as our operating cash needs, are met, taking into account all on- and off-balance sheet funding demands. Liquidity risk management also includes ensuring cash flow needs are met at a reasonable cost. We maintain an investment and funds management policy, which identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity, and establishes minimum liquidity requirements in compliance with regulatory guidance. The liquidity position is continually monitored and reviewed by our Asset Liability Committee.

Funds are available from a number of sources, including the sale of securities in the available-for-sale portion of the investment portfolio, principal pay-downs on loans and mortgage-backed securities, brokered deposits and other wholesale funding. During 2006 and the first six months of 2007, PBI Bank utilized brokered and wholesale deposits to supplement its funding strategy. At June 30, 2007, these deposits totaled $1.5 million. PBI Bank also secured federal funds borrowing lines from major correspondent banks totaling $21.0 million on an unsecured basis and an additional $15.0 million on a secured basis.

Traditionally, PBI Bank has utilized borrowings from the FHLB to supplement our funding requirements. At June 30, 2007, PBI Bank had an unused borrowing capacity with the FHLB of $91.0 million. Management believes our sources of liquidity are adequate to meet expected cash needs for the foreseeable future.

We use cash to pay dividends on common stock, if and when declared by the board of directors, and to service debt. The main sources of funding include dividends paid by PBI Bank, management fees received from PBI Bank and affiliated banks and financing obtained in the capital markets.

Capital

Stockholders’ equity increased $3.5 million to $111.9 million at June 30, 2007 compared with $108.3 million at December 31, 2006. The increase was due to net income of $7.3 million earned during the first six months of 2007 reduced by $3.1 million in dividends declared. Porter and the PBI Bank qualified as well capitalized under regulatory guidelines at June 30, 2007.

Each of the federal bank regulatory agencies has established minimum leverage capital requirements for banking organizations. Banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5% subject to federal bank regulatory evaluation of an organization’s overall safety and soundness.

The following table shows the ratios of Tier 1 capital and total capital to risk-adjusted assets and the leverage ratios for Porter Bancorp, Inc. and PBI Bank at the dates indicated:

	Regulatory Minimums	Well-Capitalized Minimums	June 30, 2007		December 31, 2006
			Porter	PBI	Porter	PBI
Tier I capital	4.0%	6.0%	12.64%	10.24%	14.32%	11.56%
Total risk-based capital	8.0	10.0	13.89%	11.50%	15.57%	12.81%
Tier I leverage ratio	4.0	5.0	10.82%	8.77%	11.86%	9.56%

Porter Bancorp, Inc. and PBI Bank had ratios of Tier I capital and total capital to risk-adjusted assets and leverage ratios significantly above the regulatory minimums and minimums for well-capitalized financial institutions.

Analysis of Financial Condition—As of and for the Years ended December 31, 2006 and 2005

Total assets at December 31, 2006 were $1.05 billion compared with $991.5 million at December 31, 2005, an increase of $59.5 million or 6.0%. This increase was primarily attributable to an increase of $61.8 million in net loans from organic loan growth. The increase was partially offset by an $8.9 million decrease in securities available for sale.

Total assets at December 31, 2005 increased to $991.5 million compared with $887.2 million at December 31, 2004, an increase of $104.3 million. The increase was primarily related to an increase in net loans receivable of $55.9 million, an increase in goodwill and other intangibles of $9.4 million, an increase in federal funds sold of $26.8 million and an increase in investment securities of $14.5 million. We acquired $37.9 million of assets, including $26.9 million of loans, in our January 2005 acquisition of Citizens Financial Bank. The growth in investment securities, loans, and federal funds sold was principally funded with deposits, which increased by $88.0 million. Increased goodwill and other intangibles resulted from the acquisition of the minority interests in connection with our reorganization.

Loans Receivable—Loans receivable increased $62.4 million or 7.9% during the year ended December 31, 2006 to $854.4 million. Our commercial, commercial real estate, and real estate construction portfolios increased by an aggregate of $49.6 million or 9.1% during 2006 and comprised 69.7% of the total loan portfolio at December 31, 2006.

Loans receivable increased $57.8 million or 7.9% to $792.0 million at December 31, 2005 compared with $734.2 million at December 31, 2004. We acquired $26.9 million of loans in our acquisition of Citizens Financial Bank. Our commercial, commercial real estate, and real estate construction portfolios increased $48.3 million, or 9.7%, to $545.8 million at December 31, 2005. At December 31, 2005, these loans comprised 68.9% of the total loan portfolio compared with 67.8% of the loan portfolio at December 31, 2004.

Loan Portfolio Composition—The following table presents a summary of the loan portfolio at the dates indicated, net of deferred loan fees, by type. There are no foreign loans in our portfolio and other than the categories noted, there is no concentration of loans in any industry exceeding 10% of total loans.

	As of December 31,
	2006		2005
	Amount	Percent	Amount	Percent
	(dollars in thousands)
Type of Loan:
Real estate:
Commercial	$324,354	37.96%	$305,099	38.52%
Construction	211,973	24.81	190,080	24.00
Residential	195,591	22.89	177,683	22.44
Home equity	19,099	2.24	22,707	2.87
Commercial	59,113	6.92	50,626	6.39
Consumer	29,709	3.48	30,808	3.89
Agriculture	13,436	1.57	13,625	1.72
Other	1,092	0.13	1,323	0.17

Total loans	$854,367	100.00%	$791,951	100.00%

	As of December 31,
	2004		2003		2002
	Amount	Percent	Amount	Percent	Amount	Percent
	(dollars in thousands)
Type of Loan:
Real estate:
Commercial	$306,980	41.81%	$267,870	42.28%	$258,647	45.69%
Construction	142,359	19.39	105,061	16.58	69,691	12.31
Residential	169,529	23.09	161,013	25.41	143,603	25.37
Home equity	19,662	2.68	16,567	2.61	13,921	2.46
Commercial	48,152	6.56	38,802	6.12	37,535	6.63
Consumer	34,353	4.68	31,529	4.98	30,975	5.47
Agriculture	11,700	1.59	10,844	1.71	10,558	1.87
Other	1,446	0.20	1,972	0.31	1,117	0.20

Total loans	$734,181	100.00%	$633,658	100.00%	$566,047	100.00%

Our lending activities are subject to a variety of lending limits imposed by state and federal law. PBI Bank’s secured legal lending limit to a single borrower was approximately $23.6 million at December 31, 2006.

At December 31, 2006, we had seven loan relationships with aggregate extensions of credit in excess of $10 million. These loans are performing as agreed and we believe they are adequately collateralized.

As of December 31, 2006, we had $21.9 million of participations in real estate loans purchased from, and $99.8 million of participations in real estate loans sold to, other banks. As of December 31, 2005, we had $18.9 million of participations in real estate loans purchased from, and $74.1 million of participations in real estate loans sold to, other banks.

Our loan participation totals include participations in real estate loans purchased from and sold to two affiliate banks, The Peoples Bank, Mt. Washington and The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter and his brother, William G. Porter, each own a 50% interest in Lake Valley Bancorp, Inc., the parent holding company of The Peoples Bank, Taylorsville, Kentucky. J. Chester Porter, William G. Porter and our president and chief executive officer, Maria L. Bouvette, serve as directors of The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter owns an interest of 38.6% and his brother, William G. Porter, owns an interest of 3.0% in Crossroads Bancorp, Inc., the parent holding company of The Peoples Bank, Mount Washington, Kentucky. J. Chester Porter and Maria L. Bouvette, serve as directors of The Peoples Bank, Mount Washington. We have entered into management services agreements with each of these banks. Each agreement provides that our executives and employees provide management and accounting services to the subject bank, including overall responsibility for establishing and implementing policy and strategic planning. Maria Bouvette also serves as chief financial officer of each of the banks. We receive a $4,500 monthly fee from The Peoples Bank, Taylorsville and a $2,500 a monthly fee from The Peoples Bank, Mount Washington for these services.

As of December 31, 2006, we had $4.1 million of participations in real estate loans purchased from, and $12.9 million of participations in real estate loans sold, to these affiliate banks. As of December 31, 2005, we had $8.4 million of participations in real estate loans purchased from, and $15.3 million of participations in real estate loans sold to, these affiliate banks.

Loan Maturity Schedule—The following table sets forth information at December 31, 2006, regarding the dollar amount of loans, net of deferred loan fees, maturing in the loan portfolio based on their contractual terms to maturity:

	As of December 31, 2006
	Maturing Within One Year	Maturing 1 through 5 Years	Maturing Over 5 Years	Total Loans
	(dollars in thousands)
Loans with fixed rates:
Real estate:
Commercial	$13,960	$88,866	$10,757	$113,583
Construction	14,572	10,588	1,239	26,399
Residential	20,595	57,730	58,699	137,024
Home equity	—	52	268	320
Commercial	10,278	10,400	823	21,501
Consumer	6,620	18,712	1,550	26,882
Agriculture	3,471	2,828	34	6,333
Other	639	400	—	1,039

Total fixed rate loans	$70,135	$189,576	$73,370	$333,081

Loans with floating rates:
Real estate:
Commercial	$47,601	$84,832	$78,338	$210,771
Construction	115,905	66,148	3,521	185,574
Residential	14,704	17,278	26,585	58,567
Home equity	248	2,730	15,801	18,779
Commercial	24,006	7,074	6,532	37,612
Consumer	1,950	607	270	2,827
Agriculture	4,876	1,613	614	7,103
Other	—	—	53	53

Total floating rate loans	$209,290	$180,282	$131,714	$521,286

Non-Performing Assets—Non-performing assets consist of certain restructured loans for which interest rate or other terms have been renegotiated, loans past due 90 days or more still on accrual, loans on which interest is no longer accrued, real estate acquired through foreclosure and repossessed assets. Loans, including impaired loans, are placed on non-accrual status when they become past due 90 days or more as to principal or interest, unless they are adequately secured and in the process of collection. Loans are considered impaired if full principal or interest payments are not anticipated in accordance with the contractual loan terms. Impaired loans are carried at the present value of expected future cash flows discounted at the loan’s effective interest rate or at the fair value of the collateral if the loan is collateral dependent. Loans are reviewed on a regular basis and normal collection procedures are implemented when a borrower fails to make a required payment on a loan. If the delinquency on a mortgage loan exceeds 90 days and is not cured through normal collection procedures or an acceptable arrangement is not worked out with the borrower, we institute measures to remedy the default, including commencing a foreclosure action. Consumer loans generally are charged off when a loan is deemed uncollectible by management and any available collateral has been disposed of. Commercial business and real estate loan delinquencies are handled on an individual basis by management with the advice of legal counsel.

Interest income on loans is recognized on the accrual basis except for those loans placed on non-accrual status. The accrual of interest on impaired loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts, that the borrowers’ financial condition is such that collection of interest is doubtful, which typically occurs after the loan becomes 90 days delinquent. When interest accrual is discontinued, existing accrued interest is reversed and interest income is subsequently recognized only to the extent cash payments are received.

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until such time as it is sold. New and used automobile, motorcycle and all terrain vehicles acquired as a result of foreclosure are classified as repossessed assets until they are sold. When such property is acquired it is recorded at the lower of the unpaid principal balance of the related loan or its fair market value. Any write-down of the property at the time of acquisition is charged to the allowance for loan losses. Subsequent gains and losses are included in non-interest income and non-interest expense.

The following table sets forth information with respect to non-performing assets as of the dates indicated:

	As of December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Past due 90 days or more still on accrual	$2,010	$1,969	$1,329	$1,424	$1,911
Loans on non-accrual status	6,930	5,045	4,279	2,122	2,033

Total non-performing loans	8,940	7,014	5,608	3,546	3,944
Real estate acquired through foreclosure	2,415	1,781	1,667	2,166	8,185
Other repossessed assets	9	1	27	166	371

Total non-performing assets	$11,364	$8,796	$7,302	$5,878	$12,500

Non-performing loans to total loans	1.05%	0.89%	0.76%	0.56%	0.70%
Non-performing assets to total loans	1.33%	1.11%	0.99%	0.93%	2.21%

Interest income that would have been earned on non-performing loans was $437,000, $266,000 and $143,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Interest income recognized on accruing non-performing loans was $34,000, $18,000, and $7,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

Past due loans increased $41,000 from December 31, 2005 to December 31, 2006. Non-accrual loans increased $1.9 million from December 31, 2005 to December 31, 2006. This increase was primarily attributable to three residential construction loans and five related commercial loans. Management believes these loans are well secured and has begun the appropriate collection actions to resolve them.

Allowance for Loan Losses—The allowance for loan losses is based on management’s continuing review and evaluation of individual loans, loss experience, current economic conditions, risk characteristics of various categories of loans and such other factors that, in management’s judgment, require current recognition in estimating loan losses.

The following table sets forth an analysis of loan loss experience as of and for the periods indicated:

	As of December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Balances at beginning of period	$12,197	$10,261	$8,094	$6,674	$5,880

Loans charged-off:
Real estate	467	1,411	253	460	409
Commercial	132	1,117	495	541	1,418
Consumer	436	519	552	477	442
Agriculture	1	—	—	—	—
Other	—	37	14	13	16

Total charge-offs	1,036	3,084	1,314	1,491	2,285

Recoveries:
Real estate	59	246	22	35	27
Commercial	121	222	38	37	14
Consumer	83	100	55	62	63
Agriculture	3	—	—	—	—
Other	—	—	1	4	1

Total recoveries	266	568	116	138	105

Net charge-offs	770	2,516	1,198	1,353	2,180

Provision for loan losses	1,405	3,645	2,533	2,773	2,974
Balance acquired in bank acquisition	—	807	832	—	—

Balance at end of period	12,832	$12,197	$10,261	$8,094	$6,674

Allowance for loan losses to total loans	1.50%	1.54%	1.40%	1.28%	1.18%
Net charge-offs to average loans outstanding	0.09%	0.32%	0.18%	0.23%	0.40%
Allowance for loan losses to total non-performing loans	143.53%	173.90%	187.97%	228.26%	169.22%

Our allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. The allowance for loan losses in comprised of three components: specific reserves, general reserves and unallocated reserves. Generally, all loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific allowance is required. A loan is considered impaired when, based on current information, it is probable that we will not receive all amounts due in accordance with the contractual terms of the loan agreement. Once a loan has been identified as impaired, management measures impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting By Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures.” When management’s measured value of the impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. These specific reserves are determined on an individual loan basis based on management’s current evaluation of our loss exposure for each credit, given the payment status, financial condition of the borrower and value of any underlying collateral. Loans for which specific reserves are provided are excluded from the general reserve and unallocated allowance calculations described below. Changes in specific reserves from period to period are the result in changes in the circumstances of individual loans such as charge-offs, pay-offs, changes in collateral values or other factors.

The allowance for loan losses represents management’s estimate of the amount necessary to provide for known and inherent losses in the loan portfolio in the normal course of business. Due to the uncertainty of risks in the loan portfolio, management’s judgment of the amount of the allowance necessary to absorb loan losses is approximate. The allowance for loan losses is also subject to regulatory examinations and determination by the regulatory agencies as to its adequacy in comparison with peer institutions.

We make specific allowances for each impaired loan based on its type and classification as discussed above. We also maintain a general reserve for each loan type in the loan portfolio. In determining the amount of the general reserve portion of our allowance for loan losses, management considers factors such as our historical loan loss experience, the growth, composition and diversification of our loan portfolio, current delinquency levels, the results of recent regulatory examinations and general economic conditions. Based on these factors we apply estimated percentages to the various categories of loans, not including any loan that has a specific allowance allocated to it, based on our historical experience, portfolio trends and economic and industry trends. This information is used by management to set the general reserve portion of the allowance for loan losses at a level it deems prudent.

Our emphasis on continued growth of our loan portfolio through the origination of construction, commercial mortgage and 1-4 family residential loans has been one of the more significant factors we have taken into account in evaluating the general portion of our allowance for loan losses.

Because there are additional risks of losses that cannot be quantified precisely or attributed to particular loans or types of loans, including general economic and business conditions and credit quality trends, we have established an unallocated portion of the allowance for loan losses based on our evaluation of these risks. The unallocated portion of our allowance is determined based on various factors including, but not limited to, general economic conditions of our market area, the growth, composition and diversification of our loan portfolio, types of collateral securing our loans, the experience level of our lending officers and staff, the quality of our credit risk management and the results of independent third party reviews of our classification of credits. Due to the relative stability of many of the factors listed above, the unallocated portion of our allowance for loan losses as a percentage of the total allowance has remained consistent over the periods presented. As of December 31, 2006 and 2005, the unallocated portions of the allowance for loan losses were $609,000, or 4.7% of the total allowance, and $568,000, or 4.7% of the total allowance, respectively.

Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to our board of directors, indicating any change in the allowance for loan losses since the last review and any recommendations as to adjustments in the allowance for loan losses.

This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as events change. We used the same methodology and generally similar assumptions in assessing the allowance for both comparison periods. We decreased the allowance for loan losses as a percentage of loans outstanding to 1.50% at December 31, 2006 from 1.54% at December 31, 2005. The level of the allowance is based on estimates and the ultimate losses may vary from these estimates.

We follow a loan review program designed to evaluate the credit risk in our loan portfolio. Through this loan review process, we maintain an internally classified watch list which helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans categorized as watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan account have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. We review these loans to assist in assessing the adequacy of the allowance for loan losses.

In establishing the appropriate classification for specific assets, management considers, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s repayment history and the current delinquent status. As a result of this process, loans are categorized as special mention, substandard or doubtful.

Loans classified as “special mention” do not have all of the characteristics of substandard or doubtful loans. They have one or more deficiencies which warrant special attention and which corrective action, such as accelerated collection practices, may remedy.

Loans classified as “substandard” are those loans with clear and defined weaknesses such as a highly leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition which may jeopardize the repayment of the debt as contractually agreed. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected.

Loans classified as “doubtful” are those loans which have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable.

Once a loan is deemed impaired or uncollectible as contractually agreed, the loan is charged-off either partially or in-full against the allowance for loan losses, based upon the expected future cash flows discounted at the loan’s effective interest rate, or the fair value of collateral with respect to collateral-based loans.

During the evaluation of the loan portfolio, any loans that are not classified or rated special mention are referred to as “pass’ loans.

As of December 31, 2006, we had $22.4 million of loans classified as substandard, $878,000 classified as doubtful, $1.7 million classified as special mention and none classified as loss. This compares with $27.6 million of loans classified as substandard, $626,000 classified as doubtful, $3.9 million classified as special mention and none classified as loss as of December 31, 2005. The $5.2 million decrease in loans classified as substandard is primarily attributable to the natural progression of classified credits back to acceptable performance standards, and hence upgraded to watch or pass, or through the workout phase and ultimate collection via foreclosure, liquidation of collateral, or charge-off. We continue to monitor these credits regularly. As of December 31, 2006, we had specific allocations of $3.1 million in the allowance for loan losses related to these classified loans.

We recorded a provision for loan losses of $1.4 million for the year ended December 31, 2006, compared with $3.6 million for 2005 and $2.5 million for 2004. The total allowance for loan losses was $12.8 million or 1.50% of total loans at December 31, 2006, compared with $12.2 million or 1.54% of total loans at December 31, 2005, and $10.3 million or 1.40% of total loans at December 31, 2004. The increased allowance is primarily due to increases in our loan portfolio of $62.4 million from December 31, 2005 to December 31, 2006 and $57.8 million from December 31, 2004 to December 31, 2005. Net charge-offs were $770,000 for the year ended December 31, 2006 compared with $2.5 million for 2005 and $1.2 million for 2004. In connection with our reorganization and the consolidation of our loan review processes at the end of 2005, we conducted a thorough review of our loan portfolio, resulting in an increase in charge-offs and an increased provision for loan losses.

We acquired a financial institution in each of 2004 and 2005 and applied generally accepted accounting principles in connection with these acquisitions. More specifically, we applied the provisions of Statement of Position 03-3: “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” to the 2005 transaction. We identified no substantial loan or homogenous group of loans having evidence of deterioration of credit quality as defined by the statement. As a result, the existing allowance for loan loss in the amount of $807,000 was recorded as of the date of acquisition.

The following table depicts management’s allocation of the allowance for loan losses by loan type. Allowance funding and allocation is based on management’s current evaluation of risk in each category, economic conditions, past loss experience, loan volume, past due history and other factors. Since these factors and management’s assumptions are subject to change, the allocation is not necessarily predictive of future portfolio performance. The allocation is made by analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

	As of December 31,
	2006		2005
	Amount of Allowance	Percent of Loans to Total Loans	Amount of Allowance	Percent of Loans to Total Loans
	(dollars in thousands)
Real estate:
Commercial	$6,519	37.96%	$5,529	38.52%
Residential	1,103	25.13	1,194	25.31
Construction	2,000	24.81	1,950	24.00
Commercial	896	6.92	1,020	6.39
Consumer	460	3.48	563	3.89
Other	1,245	1.70	1,373	1.89
Unallocated	609	—	568	—

Total	$12,832	100.00%	$12,197	100.00%

	As of December 31,
	2004		2003		2002
	Amount of Allowance	Percent of Loans to Total Loans	Amount of Allowance	Percent of Loans to Total Loans	Amount of Allowance	Percent of Loans to Total Loans
	(dollars in thousands)
Real estate:
Commercial	$4,215	41.81%	$3,172	42.28%	$3,040	45.69%
Residential	843	25.77	655	28.02	663	27.83
Construction	1,652	19.39	1,063	16.58	692	12.31
Commercial	1,230	6.56	1,091	6.12	634	6.63
Consumer	549	4.68	465	4.98	464	5.47
Other	1,216	1.79	1,051	2.02	982	2.07
Unallocated	556	—	597	—	199	—

Total	$10,261	100.00%	$8,094	100.00%	$6,674	100.00%

Investment Securities—The securities portfolio serves as a source of liquidity and earnings and contributes to the management of interest rate risk. We have the authority to invest in various types of liquid assets, including short-term United States Treasury obligations and securities of various federal agencies, obligations of states and political subdivisions, corporate bonds, certificates of deposit at insured savings and loans and banks, bankers’ acceptances and federal funds. We may also invest a portion of our assets in certain commercial paper and corporate debt securities. We are also authorized to invest in mutual funds and stocks whose assets conform to the investments that we are authorized to make directly. The investment portfolio decreased by $8.9 million, or 8.6%, to $95.1 million at December 31, 2006 compared with $104.0 million at December 31, 2005.

The following table sets forth the carrying value of our securities portfolio at the dates indicated. There were no securities classified as held-to-maturity at either period end.

	December 31, 2006				December 31, 2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Securities available-for-sale
U.S. Treasury and agencies	$16,057	$1	$(345)	$15,713	$21,910	$4	$(507)	$21,407
Mortgage-backed	55,340	150	(642)	54,848	59,630	201	(895)	58,936
State and municipal	17,698	280	(60)	17,918	17,323	217	(225)	17,315
Corporate	2,367	84	—	2,451	2,381	128	—	2,509
Equity	3,424	876	(140)	4,160	3,535	547	(256)	3,826

Total	$94,886	$1,391	$(1,187)	$95,090	$104,779	$1,097	$(1,883)	$103,993

The following table sets forth the scheduled maturities, fair values and weighted-average yields for our securities held at December 31, 2006:

	Due Within One Year		After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury and agencies	$2,138	3.62%	$12,230	3.81%	$1,345	4.83%	$—	—%	$15,713	3.84%
Mortgage-backed	4	6.50	221	6.30	13,652	4.52	40,971	5.28	54,848	5.01
State and municipal	—	—	516	6.11	6,950	5.71	10,452	6.20	17,918	6.15
Corporate bonds	504	5.55	1,067	6.14	358	6.67	522	8.32	2,451	6.56

Total	$2,646	3.99%	$14,034	4.10%	$22,305	4.94%	$51,945	5.49%	$90,930	5.03%

Equity									4,160

Total									$95,090

Average yields in the table above were calculated on a tax equivalent basis using a federal income tax rate of 34%. Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Government National Mortgage Association (“Ginnie Mae”), Fannie Mae and Freddie Mac. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies.

Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because home owners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Therefore, those securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will not be shortened. If interest rates begin to fall, prepayments will increase. At December 31, 2006, 74.7% of the mortgage-backed securities we held had contractual final maturities of more than ten years with a weighted average life of 20.7 years.

Deposits—We attract both short-term and long-term deposits from the general public by offering a wide range of deposit accounts and interest rates. In recent years we have been required by market conditions to rely increasingly on short to mid-term certificate accounts and other deposit alternatives that are more responsive to market interest rates. We use forecasts based on interest rate risk simulations to assist management in monitoring our use of certificates of deposit and other deposit products as funding sources and the impact of their use on interest income and net interest margin in various rate environments.

We primarily rely on our banking office network to attract and retain deposits in our local markets and leverage our online Ascencia division to attract out of market deposits. Market interest rates and rates on deposit products offered by competing financial institutions can significantly affect our ability to attract and retain deposits. During 2006, total deposits increased $55.3 million compared with 2005. During 2005, total deposits increased by $88.0 million compared with 2004. The increase in deposits each year was primarily in money market accounts and certificate of deposit balances.

Our online Ascencia division has been a reliable source of deposit customers from throughout the United States, while paying interest rates on its certificates of deposit comparable to the interest rates we pay on certificates of deposit offered by PBI Bank in our Kentucky markets.

To evaluate our funding needs in light of deposit trends resulting from continually changing conditions, management and board committees evaluate simulated performance reports that forecast changes in margins along with other pertinent economic data. We continue to offer attractively priced deposit products along our product line to allow us to retain deposit customers and reduce interest rate risk during various rising and falling rate cycles.

We offer savings accounts, NOW accounts, money market accounts and fixed rate certificates with varying maturities. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. Our management adjusts interest rates, maturity terms, service fees and withdrawal penalties on our deposit products periodically. The variety of deposit products allows us to compete more effectively in obtaining funds and to respond with more flexibility to the flow of funds away from depository institutions into outside investment alternatives. However, our ability to attract and maintain deposits and the costs of these funds has been, and will continue to be, significantly affected by market conditions.

The following table sets forth the average balances and weighted average rates paid for our deposits for the periods indicated. Average balances are calculated as the average of all quarter-ends during the period and the quarter ended just before the beginning of the period.

	For the Years Ended December 31,
	2006		2005		2004
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Demand	$64,778		$64,395		$55,001
Interest Checking	51,127	1.60%	60,551	1.32%	62,604	1.29%
Money Market	36,140	3.43	52,168	2.61	30,763	1.42
Savings	23,455	0.90	26,210	0.57	25,507	0.56
Certificates of Deposit	634,919	4.40	568,353	3.40	496,061	3.14

Total Deposits	$810,419		$771,667		$669,936

Weighted Average Rate		3.73%		2.80%		2.53%

The following table sets forth the average daily balances and weighted average rates paid for our certificates of deposit for the periods indicated:

	For the Years Ended December 31,
	2006		2005		2004
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(dollars in thousands)
Certificates of Deposit
Less than $100,000	$473,813	4.36%	$437,351	3.37%	$405,159	3.09%
$100,000 or more	161,106	4.53	131,002	3.51	90,902	3.34

Total	$634,919	4.40%	$568,353	3.40%	$496,061	3.14%

The following table shows at December 31, 2006 the amount of our time deposits of $100,000 or more by time remaining until maturity:

Maturity Period	Amount
(dollars in thousands)
Three months or less	$49,079
Three months through six months	42,288
Six months through twelve months	61,690
Over twelve months	29,834

Total	$182,891

We strive to maintain competitive pricing on our deposit products which we believe allows us to retain a substantial percentage of our customers when their time deposits mature.

Borrowing—Deposits are the primary source of funds for our lending and investment activities and for our general business purposes. We can also use advances (borrowings) from the FHLB of Cincinnati to supplement our pool of lendable funds, meet deposit withdrawal requirements and manage the terms of our liabilities. Advances from the FHLB are secured by our stock in the FHLB, certain commercial real estate loans and substantially all of our first mortgage residential loans. At December 31, 2006 we had $47.6 million in advances outstanding from the FHLB and the capacity to increase our borrowings an additional $96.7 million. The FHLB of Cincinnati functions as a central reserve bank providing credit for savings banks and other member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our home mortgages and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided that we meet certain standards related to creditworthiness.

The following table sets forth information about our FHLB advances as of and for the periods indicated:

	December 31,
	2006	2005	2004
	(dollars in thousands)
Average balance outstanding	$57,847	$54,342	$53,939
Maximum amount outstanding at any month-end during the period	77,680	64,150	60,008
End of period balance	47,562	63,563	50,961
Weighted average interest rate:
At end of period	4.69%	4.30%	3.13%
During the period	4.68%	3.78%	2.73%

Junior Subordinated Debentures—At December 31, 2006, we had four issues of junior subordinated debentures outstanding totaling $25.0 million as shown in the table below.

Description	Liquidation Amount Trust Preferred Securities	Issuance Date	Optional Prepayment Date (2)	Interest Rate (1)	Junior Subordinated Debt and Investment in Trust	Maturity Date
	(dollars in thousands)				(dollars in thousands)
Porter Statutory Trust II	$5,000	2/13/2004	3/17/2009	3-month LIBOR + 2.85%	$5,155	2/13/2034
Porter Statutory Trust III	3,000	4/15/2004	6/17/2009	3-month LIBOR + 2.79%	3,093	4/15/2034
Porter Statutory Trust IV	14,000	12/14/2006	3/1/2012	3-month LIBOR + 1.67%	14,434	3/1/2037
Asencia Statutory Trust I	3,000	2/13/2004	3/17/2009	3-month LIBOR + 2.85%	3,093	2/13/2034

	$25,000				$25,775

(1)	As of December 31, 2006, the 3-month LIBOR was 5.36%.
(2)	The debentures are callable approximately five years after the issuance date at their principal amount plus accrued interest.

On December 18, 2006, three of Porter’s wholly owned trust subsidiaries (Porter Statutory Trust I, BBA Statutory Trust I, and Ascencia Statutory Trust I) redeemed a total of $14 million of floating rate trust preferred securities. These floating rate trust preferred securities were subject to a quarterly distribution at a floating rate equal to the three-month LIBOR plus 3.60% per annum. The floating rate trust preferred securities were redeemed at their $1,000 liquidation amount, plus all accrued and unpaid distributions per security to the redemption date. The redemption of the trust preferred securities was funded with the proceeds of a private placement of $14 million in aggregate principal amount of trust preferred securities on December 14, 2006. The newly issued trust preferred securities were issued by Porter Statutory Trust IV, a newly formed trust subsidiary of Porter. The new trust preferred securities mature March 1, 2037, are redeemable at Porter’s option beginning after five years, and require quarterly distributions at a floating rate equal to three-month LIBOR plus 1.67% per annum.

In connection with the redemption, we wrote-off approximately $280,000 of unamortized issuance costs during the fourth quarter. Given the current interest rate environment, expected annual interest expense savings arising from these transactions should offset the write-off.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the subordinated debentures at maturity or their earlier redemption at the liquidation preference. The subordinated debentures, which mature February 13, 2034, April 15, 2034, and March 1, 2037 are redeemable before the maturity date at our option on or after March 17, 2009, June 17, 2009, and March 1, 2012, respectively, at their principal amount plus accrued interest. We have the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed 20 consecutive quarters. If we defer these interest payments, we would be prohibited from paying dividends on our common stock.

In late 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (Revised December 2003).” FIN 46R requires that trust preferred securities be deconsolidated from our consolidated financial statements. We adopted FIN 46R on December 31, 2003 and as a result, no longer reflect the trust preferred securities in our consolidated financial statements. Instead, the junior subordinated debentures are shown as liabilities in our consolidated balance sheets and interest expense associated with the junior subordinated debentures is shown in our consolidated statements of income.

The trust preferred securities issued by our subsidiary trusts are currently included in our Tier 1 capital for regulatory purposes. On March 1, 2005, the Federal Reserve Board adopted final rules that continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, no more than 25% of our Tier I capital can consist of trust preferred securities and qualifying perpetual preferred stock. To the extent the amount of our trust preferred securities exceeds the 25% limit, the excess is includable in Tier 2 capital. The new quantitative limits will be fully effective March 31, 2009. As of December 31, 2006, Porter Bancorp’s trust preferred securities totaled 21% of its Tier I capital.

Each of the trusts issuing the trust preferred securities holds junior subordinated debentures we issued with a 30 year maturity. The final rules provide that in the last five years before the junior subordinated debentures mature, the associated trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital. In addition, the trust preferred securities during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year before maturity.

Liquidity

Liquidity risk arises from the possibility we may not be able to satisfy current or future financial commitments, or may become unduly reliant on alternative funding sources. The objective of liquidity risk management is to ensure that we meet the cash flow requirements of depositors and borrowers, as well as our operating cash needs, taking into account all on- and off-balance sheet funding demands. Liquidity risk management also involves ensuring that we meet our cash flow needs at a reasonable cost. We maintain an investment and funds management policy, which identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity, and establishes minimum liquidity requirements in compliance with regulatory guidance. Our Asset Liability Committee continually monitors and reviews our liquidity position.

Funds are available from a number of sources, including the sale of securities in the available-for-sale portion of the investment portfolio, principal pay-downs on loans and mortgage-backed securities, brokered deposits and other wholesale funding. During 2005 and 2006, we utilized brokered and wholesale deposits to supplement our funding strategy. At December 31, 2006, these deposits totaled $1.5 million. We also secured federal funds borrowing lines from major correspondent banks totaling $21.0 million on an unsecured basis and an additional $15.0 million on a secured basis.

Traditionally, we have borrowed from the FHLB to supplement our funding requirements. At December 31, 2006, we had an unused borrowing capacity with the FHLB of $96.7 million. Management believes our sources of liquidity are adequate to meet expected cash needs for the foreseeable future.

We use cash to pay dividends on common stock, if and when declared by the board of directors, and to service debt. The main sources of funding include dividends paid by PBI Bank, management fees received from PBI Bank and affiliated banks and financing obtained in the capital markets.

Capital

Stockholders’ equity increased $36.4 million to $108.3 million at December 31, 2006 compared with $71.9 million at December 31, 2005. The increase was due to the completion of our initial public offering and net income earned during 2006 reduced by dividends declared. Both our company and PBI Bank qualified as well capitalized under regulatory guidelines at December 31, 2006.

Kentucky banking laws limit the amount of dividends that may be paid to a holding company by its subsidiary banks without prior approval. These laws limit the amount of dividends that may be paid in any calendar year to current year’s net income, as defined in the laws, combined with the retained net income of the preceding two years, less any dividends declared during those periods. At December 31, 2006, without prior approval, PBI Bank had approximately $19.8 million of retained earnings that could be utilized for payment of dividends.

Each of the federal bank regulatory agencies has established minimum leverage capital requirements for banking organizations. Banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5% subject to federal bank regulatory evaluation of an organization’s overall safety and soundness. At December 31, 2006, Porter Bancorp’s and PBI Bank’s ratios of Tier I capital and total capital to risk-adjusted assets, and leverage ratios exceeded the minimum regulatory requirements and the minimum requirements for well capitalized institutions.

The following table shows the ratios of Tier 1 capital and total capital to risk-adjusted assets and the leverage ratios for Porter Bancorp and PBI Bank at December 31, 2006:

	Regulatory Minimums	Well-Capitalized Minimums	Porter Bancorp	PBI Bank
Tier I capital	4.0%	6.0%	14.32%	11.56%
Total risk-based capital	8.0	10.0%	15.57	12.81
Tier I leverage ratio	4.0	5.0%	11.86	9.56

Off Balance Sheet Arrangements

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Our commitments associated with outstanding standby letters of credit and commitments to extend credit as of December 31, 2006 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect our actual future cash funding requirements:

	One year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(dollars in thousands)
Commitments to extend credit	$48,217	$31,592	$4,754	$31,708	$116,271
Standby letters of credit	5,408	996	—	—	6,404

Total	$53,625	$32,588	$4,754	$31,708	$122,675

Standby Letters of Credit—Standby letters of credit are written conditional commitments we issue to guarantee the performance of a customer to a third party. If the customer does not perform in accordance with the terms of the agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek recovery from the customer. Our policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Commitments to Extend Credit—We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

Contractual Obligations

The following table summarizes our contractual obligations and other commitments to make future payments as of December 31, 2006:

	One year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(dollars in thousands)
Time deposits	$559,162	$79,154	$18,212	$163	$656,691
FHLB advances(1)	—	26,500	—	5,000	31,500
FHLB borrowing(2)	3,088	4,292	2,837	5,845	16,062
Junior subordinated debentures	—	—	—	25,000	25,000

Total	$562,250	$109,946	$21,049	$36,008	$729,253

(1)	Includes a $25 million single maturity variable rate advance with a rate of 5.37% and $6.5 million of single maturity fixed rate advances with rates ranging from 4.48% to 5.64%.
(2)	Fixed rate mortgage-matched borrowing with rates ranging from 0% to 9.10%, and maturities ranging from 2007 through 2035.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

We have an asset and liability structure that is essentially monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Periods of high inflation are often accompanied by relatively higher interest rates, and periods of low inflation are accompanied by relatively lower interest rates. As market interest rates rise or fall in relation to the rates earned on our loans and investments, the value of these assets decreases or increases respectively.

INFORMATION ABOUT OCB

Business

OCB, a bank holding company with total assets of $117.8 million and shareholders equity of $6.3 million as of June 30, 2007, operates 6 banking offices in Ohio, Warren and Daviess counties in central Kentucky through Kentucky Trust Bank, its primary subsidiary. As of June 30, 2007, Kentucky Trust Bank had total assets of $117.7 million, net loans of $86.3 million and total deposits of $102.0 million.

Established in 1890, Kentucky Trust Bank engages in a wide range of commercial, trust and personal banking activities including: the usual acceptance of deposits for checking, savings and time deposit accounts; making of real estate, construction, commercial, home improvement and consumer loans; participating in small business loan and student loan programs; issuance of letters of credit; offering retail investment products; rental of safe deposit boxes; providing financial counseling for institutions and individuals; serving as executor of estates and as trustee under trusts and under various pension and employee benefit plans; and serving as escrow agent on bond issues.

OCB, like Porter, is a federally chartered bank holding company, and Kentucky Trust Bank, like PBI Bank, is a Kentucky charted commercial bank. Accordingly, OCB and Kentucky Trust Bank are subject to the same laws, rules and regulations that govern Porter and PBI Bank, which are described under “Information About Porter Bancorp—Supervision and Regulation,” beginning on page 69.

Beneficial Ownership of Principal Shareholders and Management

As of August 15, 2007, there were 40,358 OCB common shares issued and outstanding. The following table shows, as of that date, the number and percentage of OCB common shares held by (i) each of OCB’s directors, (ii) each of the executive officers of Kentucky Trust Bank, and (iii) the directors and executive officers as a group.

Under SEC rules, a person is deemed to beneficially own any shares as to which the entity or individual has the right to acquire within 60 days of August 15, 2007 through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares these powers with his or her spouse) with respect to the shares set forth in the following table.

Name and Address(1) of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors
Patricia B. Wheeler(2)	21,547	53.4%
Joseph Wheeler(3)	21,547	53.4%
Hayward Spinks	7,231	18.0
Nancy Spinks(4)	7,231	18.0
Donna Harmon	4,409	11.0
Rodney Rogers	1,862	4.6
Martha Clark	0	—

Executive Officers
Karen Glenn	668	1.7
Scott Turner	262	*
Kevin Simpson	190	*

Executive Officers and Directors as a Group	36,169	89.6

*	Represents beneficial ownership of less than 1%
(1)	The business address for the directors is c/o Ohio County Bancshares, Inc., 220 North Main Street, Beaver Dam, Kentucky 42320.
(2)	Includes 3,922 OCB common shares held by TAP Investments, LLC, of which Ms. Wheeler is a member and the sole manager.
(3)	Mr. Wheeler is deemed to be the beneficial owner of the shares owned by his wife, Patricia B. Wheeler.
(4)	Ms. Spinks is the wife of Hayward Spinks.

DESCRIPTION OF PORTER CAPITAL STOCK

The following description of capital stock of Porter Bancorp and provisions of its articles of incorporation and bylaws are summaries and are qualified by reference to the terms of these governing instruments. Copies of Porter’s articles of incorporation and bylaws have been filed with the SEC.

Authorized Capital Stock

As of August 15, 2007, the authorized capital stock of Porter Bancorp consisted of 19,000,000 Porter common shares, of which 7,629,012 shares are issued and outstanding, fully paid and nonassessable and 1,000,000 shares of preferred stock, none of which were issued or outstanding as of the date of this proxy statement/prospectus. The Porter board of directors may authorize the issuance of shares of preferred stock in one or more series of preferred stock with such preferences, limitations, and relative rights as the board may determine.

Porter Common Shares. Porter common shares have the exclusive right to vote in the election of directors and on all other matters in which shareholders are generally entitled to vote. Porter common shares are entitled to one vote per share on matters that holders of Porter common shares are entitled to vote.

Subject to any preferential rights of preferred shares that may be issued, holders of Porter common shares are entitled to receive such dividends as may be declared from time to time by the board of directors.

Upon the voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding-up of Porter, the holders of Porter common shares are entitled to share ratably in any distribution of all remaining assets, tangible or intangible, available for distribution. This right is also subject to any preferential liquidation rights of preferred shares that may be issued.

Preferred Stock. Porter’s articles of incorporation authorize the board of directors, without further shareholder approval unless otherwise required by governing laws or regulations, to authorize the issuance of 1,000,000 shares of preferred stock in series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each series of the preferred stock and the qualifications, limitations and restrictions thereof. Porter currently does not have, at present, any agreement, understanding or arrangement that would result in the issuance of any shares of preferred stock.

It is not possible to state the precise effect of the authorization of the preferred stock upon the rights of the holders of Porter common shares until the board of directors determines the respective preferences, limitations and relative rights of the holders of one or more series of the preferred stock. However, such effect might include: reduction of the amount otherwise available for payment of dividends on Porter common shares, to the extent dividends are payable on any issued shares of preferred stock, and restrictions on dividends on common shares if dividends on the preferred stock are in arrears; dilution of the voting power of the Porter common shares to the extent that the preferred stock has voting rights; and the holders of Porter common shares not being entitled to share in Porter’s assets upon liquidation until the satisfaction of any liquidation preference granted to the preferred stock.

Voting Rights

Except with respect to certain special matters that are required by statute to be submitted to shareholders for a greater number of affirmative votes, any act of the shareholders of a Kentucky corporation requires that more votes be cast for than against the matter at a meeting at which a quorum is present. The affirmative vote of a majority of all the outstanding shares entitled to vote is required to approve actions specified by statute such as mergers, share exchanges, certain sales of assets, and amendments of the articles of incorporation, among other things.

Our directors are elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Holders of voting Porter common shares are entitled to cast, in person or by proxy, one vote per share for each director to be elected and for other matters submitted to the shareholders for a vote.

Board of Directors

Porter’s articles of incorporation provide that the number of directors may not be less than two nor more than 15 and authorize the board of directors or the shareholders to establish the number of directors within that range. The number of directors is currently fixed at seven. Porter’s bylaws permit the directors to fill vacancies on the board by the vote of a majority of the directors then in office. Each director is elected annually by the shareholders.

Certain Provisions of Porter’s Articles of Incorporation and Bylaws that Could Have an Anti-Takeover Effect

As of August 15, 2007, J. Chester Porter and Maria L. Bouvette together beneficially own approximately 68.5% of Porter’s outstanding common shares. After the issuance of Porter common shares to former OCB shareholders in the merger, Mr. Porter and Ms. Bouvette will continue to be able to exercise control over Porter’s business and affairs and will be able to determine the outcome of matters submitted to a vote of Porter’s shareholders. Porter’s articles of incorporation and bylaws also contain provisions that could, in certain circumstances, have the effect of preventing, discouraging or delaying a change in the control of Porter and may make it more difficult to remove a member of the board of directors or management. These provisions include the following:

Preferred Stock.

As noted above, Porter’s board of directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover.

Vacancies on the Board of Directors.

Porter’s articles of incorporation provide that the number of directors may not be less than two nor more than 15, with the number of directors to be fixed within that range by the board of directors or the shareholders. The bylaws provide that any vacancy occurring on the board of directors, including an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum of the entire board of directors. A director elected to fill a vacancy will serve for the remainder of the term to which the director has been elected and until the director’s successor has been elected and qualified.

Advance Notice of Shareholder Proposals and Nominations.

Any one or more of the Porter shareholders may nominate one or more persons for election as a director of the company or propose business to be conducted at a meeting of shareholders if the shareholder complies with the prior notice and information provisions set forth in Porter’s bylaws.

In order for a director nomination or other business proposal to be timely brought before an annual meeting of shareholders, a shareholder’s notice must be received by the Corporate Secretary at Porter’s principal executive office no later than the 120th day before the first anniversary of the date of the proxy statement issued in connection with the prior year’s annual meeting of shareholders in the case of an annual meeting, and not less than 60 days before a special meeting of shareholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, or if a public announcement of the date of a special meeting is not given at least 70 days before the scheduled date of the special meeting, then notice by the shareholder shall be timely if delivered not later than the close of business on the 10th day following the day on which public announcement of the date of the meeting is first made.

The shareholder’s notice must contain the following information:

•

As to a nomination for director, (i) a representation that the shareholder is the holder of record of stock entitled to vote for the election of directors on the date of the notice and intends to appear in person or by proxy at the meeting to make the nomination, (ii) description of all arrangements or understandings between the shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made, (iii) as to each person whom the shareholder proposed to nominate, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and (iv) the consent of each nominee to serve as a director if elected;

•

As to any other business the shareholder proposes to bring before the meeting, a description of such business and any material interest of the shareholder and the beneficial owner, if any, on whose behalf the proposal is made in such business;

•	The name and address of the shareholder proposing the business or nomination, and beneficial owner, if any; and

•	The class and number of shares owned beneficially and of record by the shareholder and beneficial owner.

For special meetings of shareholders, only the business set forth in the notice of the meeting may be conducted at the meeting. However, when directors will be elected at the special meeting, shareholders may nominate persons for election to the board by following the notice procedures described above, except that such notice will be deemed to be timely if it is received by the Corporate Secretary not earlier than the 120th day before the special meeting and not later than the close of business on the 10th day on which the date of the public meeting is publicly announced.

Limitations on Director Liability

Porter’s articles of incorporation limit the liability of its directors to the company and its shareholders to the extent permitted by KRS 271B.2-020, which is described in the following paragraph. A director’s liability to the company or its shareholders is not eliminated or limited with respect to: (i) any breach of the director’s duty of loyalty; (ii) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) actions creating personal liability for unlawful distributions as set forth in KRS 271B.8-330; or (iv) transactions from which the director derived an improper personal benefit. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

KRS 271B.2-020 provides that the articles of a corporation may eliminate or limit the personal liability of a director to a corporation or its shareholders for monetary damages for breach of the duties of a director. KRS 271B.2-020 does not allow for the elimination of the duty of due care that a director owes to a corporation, but allows for the elimination of a monetary recovery for breach of that duty. Only directors, not officers, may benefit from the provisions of KRS 271B.2-020. The limitations of liability permitted by KRS 271B.2-020 extend only to the elimination of a recovery of a monetary remedy. Shareholders may still seek equitable relief, such as injunction, against an action of a director that is inappropriate. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

KRS 271B.8-300 provides that a director of a Kentucky corporation must discharge his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation. To discharge his duties on an informed basis, a director must make inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made, with the care an ordinary prudent person in a like position would exercise under similar circumstances. Unless the corporation’s articles of incorporation contain a provision further limiting a director’s liability for monetary damages, any action taken as a director, or any failure to take any action as a director, will not be the basis for monetary damages or injunctive relief unless (i) the director has breached or failed to perform his duties as a director in good faith, on an informed basis and in a manner he honestly believes to be in the best interests of the corporation and (ii) in the case of an action for monetary damages, the breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders. A person bringing an action for monetary damages for breach of duty has the burden of proving by clear and convincing evidence the provisions of (i) and (ii) above, and the burden of proving that the breach or failure to perform was the legal cause of the damages suffered by the corporation.

Indemnification

Under Kentucky law, a corporation has broad powers to indemnify directors, officers, employees, and agents of the corporation for judgments, penalties, fines, settlements, and reasonable expenses incurred by that person in proceedings in connection with the person’s official capacity in the corporation. Indemnification against reasonable legal expenses incurred by such person in such a proceeding is mandatory when the person is wholly successful in the defense of the proceeding. However, a corporation may not indemnify such person when the person is adjudged liable to the corporation or on the basis that a personal benefit was improperly received.

Porter’s articles of incorporation provide for the indemnification of executive officers and directors only in connection with proceedings arising from that person’s conduct in his/her official capacity and only to the extent permitted by Kentucky law.

Dividends

Holders of Porter common shares are entitled to such dividends and other distributions, including liquidating distributions, as may be declared from time to time by Porter’s board of directors out of funds legally available for payment of distributions. Porter will be restricted from paying dividends on its Porter common shares if Porter has deferred payments of the interest on, or an event of default has occurred with respect to, Porter’s junior subordinated debentures. Porter’s board of directors is authorized to issue preferred stock that may have preferential rights to receive dividends before dividends may be paid on Porter common shares.

COMPARISON OF SHAREHOLDER RIGHTS

When the merger is completed, holders of OCB common shares who receive Porter common shares will become shareholders of Porter. The following is a summary of material differences between the rights of holders of Porter common shares and holders of OCB common shares. Since Porter and OCB are both organized under the laws of the Commonwealth of Kentucky, differences in the rights of holders of Porter common shares and those of holders of OCB common shares arise from differing provisions of their respective articles of incorporation and bylaws.

The following summary does not purport to be a complete statement of the provisions affecting, the differences between, the rights of holders of Porter common shares and holders of OCB common shares. Please refer to the Kentucky Business Corporation Act, or “KBCA,” and the governing corporate instruments of Porter and OCB, which govern the rights of shareholders Porter and OCB.

Authorized Capital Stock

Porter

Porter’s authorized capital stock consists of 19,000,000 Porter common shares and 1,000,000 shares of Porter preferred stock. Porter’s articles of incorporation authorize the Porter Board to issue shares of Porter preferred stock in one or more series and to determine the preferences, limitations and relative rights of the shares of Porter preferred stock. As of August 15, 2007, there were 7,629,012 Porter common shares outstanding. No shares of Porter preferred stock were issued and outstanding as of that date.

OCB

OCB’s authorized capital stock consists of 100,000 OCB common shares and 2,000 OCB preferred shares. OCB preferred shares are not entitled to vote at the election of directors or at any shareholders meeting. Holders of preferred shares are entitled to receive dividends in an amount determined by the directors. Such dividends are non-cumulative and OCB has the option of reacquiring any issued and outstanding preferred shares for book value once those shares have been issued and outstanding for at least five years. As of August 15, 2007, there were 40,358 OCB common shares outstanding. No OCB preferred shares were issued and outstanding as of that date.

Special Meetings of Shareholders

Porter

Special meetings of the shareholders of Porter may be called at any time by its board of directors, Chairman of the Board, Chief Executive Officer and President or Secretary at the written request of the holders of at least 40% in voting power of all capital stock outstanding and entitled to cast votes at the meeting.

OCB

Special meetings of the shareholders of OCB may be called by a majority of the directors or by the holders of at least 20% of all the outstanding shares of OCB capital stock entitled to vote at a special meeting.

Directors

Porter

Porter’s articles of incorporation and bylaws provide that the number of directors may not be less than two nor more than 15 and authorize the Board or the shareholders to establish the number of directors within that range. The number of directors is currently fixed at 7. Porter’s bylaws permit the directors to fill vacancies on the Board by the vote of a majority of the directors then in office. Each director is elected annually by the vote of a plurality of the votes cast in the election of directors. Porter directors may be removed by the affirmative vote of at least a majority of the voting power of all of the then outstanding shares of capital stock of Porter entitled to vote generally in the election of directors, voting together as a single class.

OCB

OCB’s bylaws provide that there be 7 directors and that a majority of the directors must be residents of Kentucky during their term of office. As a result of recent changes to the Kentucky Business Combination Act, directors are elected by a vote of a plurality of the votes cast in the election. OCB’s bylaws permit the directors to fill vacancies on the Board by the vote of a majority of the directors then in office. Each director is elected annually by the shareholders.

OCB directors may be removed by the affirmative vote of at least a majority of the outstanding OCB common shares entitled to vote at a special meeting called for that purpose, or at the annual meeting of the shareholders.

Dividends and Other Distributions

Porter

The KBCA prohibits a Kentucky corporation from making any distributions to shareholders, including the payment of cash dividends, that would render it insolvent or unable to meet its obligations as they become due in the ordinary course of business or that would result in its total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Porter is not subject to any other express regulatory restrictions on payments of dividends and other distributions.

The ability of Porter to pay distributions to the holders of Porter common shares will depend, however, to a large extent upon the amount of dividends Porter receives from its subsidiary PBI Bank, which is subject to restrictions imposed by regulatory authorities. In addition, the Federal Reserve could oppose a distribution by Porter if it determined that such a distribution would harm Porter’s ability to support PBI Bank. There can be no assurances that dividends will be paid in the future. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by Porter directors.

OCB

OCB is subject to the same provisions of the KBCA with respect to a Kentucky corporation making distributions to its shareholders, and OCB’s ability to pay dividends are subject to similar bank regulatory limitations as apply to Porter.

Shareholders Nominations and Shareholder Proposals

Porter

Porter’s bylaws establish advance notice procedures for shareholder proposals and the nomination, other than by or at the direction of the Porter Board or one of its committees, of candidates for election as directors. Porter’s bylaws provide that a shareholder wishing to nominate a person as a candidate for election to the Porter Board must submit the nomination in writing to the corporate secretary of Porter no later than the 120th day before the first anniversary of the date of the proxy statement issued in connection with the prior year’s annual meeting of shareholders in the case of an annual meeting, and not less than 60 days before a special meeting of shareholders. However, if the date of the annual meeting is advanced more than 30 days before or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, or if a public announcement of the date of a special meeting is not given at least 70 days before the scheduled date of the special meeting, then notice by the shareholder shall be timely if delivered not later than the close of business on the 10th day following the day on which public announcement of the date of the meeting is first made.

The shareholder’s notice must contain the following information:

•

As to a nomination for director, (i) a representation that the shareholder is the holder of record of stock entitled to vote for the election of directors on the date of the notice and intends to appear in person or by proxy at the meeting to make the nomination, (ii) description of all arrangements or understandings between the shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made, (iii) as to each person whom the shareholder proposed to nominate, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, and (iv) the consent of each nominee to serve as a director if elected;

•

As to any other business the shareholder proposes to bring before the meeting, a description of such business and any material interest of the shareholder and the beneficial owner, if any, on whose behalf the proposal is made in such business;

•	The name and address of the shareholder proposing the business or nomination, and beneficial owner, if any; and

•	The class and number of shares owned beneficially and of record by the shareholder and beneficial owner.

For special meetings of shareholders, only the business set forth in the notice of the meeting may be conducted at the meeting. However, when directors will be elected at the special meeting, shareholders may nominate persons for election to the board by following the notice procedures described above, except that such notice will be deemed to be timely if it is received by the Corporate Secretary not earlier than the 120th day before the special meeting and not later than the close of business on the 10th day on which the date of the public meeting is publicly announced.

OCB

OCB’s bylaws do not include specific procedures for shareholder proposals and shareholders nominations of directors.

Discharge of Duties; Exculpation and Indemnification

Porter

See the section entitled “Limitations on Director Liability,” on page 117 discussing the requirements of the KBCA regarding a directors discharge of duties.

As permitted by the KBCA, Porter’s articles of incorporation provide that no director of Porter will have any personal liability for monetary damages for breach of fiduciary duty as a director, except for: (a) any breach of the director’s duty of loyalty to the corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) for acts under KRS 271B.8-330; or (d) for any transactions in which a director derives an improper personal benefit.

Porter’s articles of incorporation require Porter to indemnify and advance expenses to its executive officers and directors only in connection with proceedings arising from that person’s conduct in his official capacity with Porter and to the extent permitted by the KBCA. A person may be indemnified and advanced expenses with respect to all threatened, pending or completed actions, suits or proceedings in which the person was, is or is threatened to be made a named defendant or respondent because he is or was a director or executive officer of Porter.

OCB

OCB is subject to the same provisions of the KBCA with respect to the manner in which a director of a Kentucky corporation discharges his or her duties and the exculpation and indemnification of the directors of a Kentucky corporation.

As permitted by the KBCA, OCB’s articles of incorporation provide that no director of OCB will be liable to OCB or its shareholders for monetary damages for any act or omission constituting a breach of his or her duties as a director, unless such act or omission: (a) is one in which the director has a personal financial interest which is in conflict with the financial interests of OCB or its shareholders; (b) is not in good faith or involves intentional misconduct or is known to the director to be a violation of law; (c) is a vote for or assent to a distribution made in violation of the articles of incorporation or which renders OCB unable to pay its debts as they become due in the usual course of business or which results in OCB’s total liabilities exceeding its total assets; or (d) is a transaction from which the director derived an improper personal benefit.

Mergers, Share Exchanges, Asset Sales and Business Combinations

Porter

The KBCA generally requires that any merger, share exchange or sale of all or substantially all the assets of a corporation other than in the ordinary course of business must be approved by the affirmative vote of the majority of the issued and outstanding shares of each voting group entitled to vote. Approval of a merger by the shareholders of the surviving corporation is not required in certain instances, however, including (as in the case of the merger with OCB) a merger in which the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, does not exceed by more than 20% the number of voting shares outstanding immediately before the merger.

The KBCA provides that in its evaluation of a business combination proposal of another party, the board of directors of a Kentucky corporation may consider the following factors: (i) the interests of the corporation’s employees, suppliers, creditors and customers; (ii) the economy of the state and nation; (iii) the community and societal considerations; and (iv) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Porter has no specific provisions in its articles of incorporation or bylaws pertaining to mergers or other business combination transactions.

OCB

OCB is subject to the same provisions of the KBCA governing the evaluation of a business combination by the board of directors, shareholder approval of mergers, share exchanges or the sale of all or substantially all of the assets of a corporation, and has no specific provisions in its articles of incorporation or bylaws pertaining to those business combination transactions.

Amendments to Articles of Incorporation and Bylaws

Porter

The KBCA provides that an amendment of the corporation’s articles of incorporation will be approved if the votes cast favoring the amendment exceed the votes cast opposing the amendment within each voting group entitled to vote. If the amendment would materially and adversely affect the rights of a shareholder or otherwise entitle the shareholders within the voting group to exercise dissenters’ rights, the amendment must be approved by a majority of the votes entitled to be cast on the amendment within the voting group.

Porter’s bylaws grant to the Porter Board authority to adopt, alter, amend or repeal Porter’s bylaws by affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present, subject to the power of the shareholders to change or repeal the bylaws.

OCB

OCB is subject to the same provisions of the KBCA governing amendments to the articles of incorporation. OCB’s articles of incorporation provide that OCB shareholders may alter, amend or repeal the OCB’s bylaws at any annual or special meeting of the shareholders at which a quorum is present, by the vote of a majority of the stock represented at such meeting, provided that the notice of such meeting included notice of the proposed amendment. OCB’s bylaws grant to the OCB Board authority to amend OCB’s bylaws by the vote of the majority of the entire Board, subject to the power of the shareholders to change or repeal the bylaws.

Shareholders’ Right of Dissent and Appraisal

Porter

The KBCA provides that shareholders have the right to dissent from mergers, share exchanges and amendments to the articles of incorporation that materially and adversely change their rights and to receive the payment of the fair value of their shares in cash, as determined in a judicial appraisal proceeding. See “The Merger—Dissenters Rights” on page 49.

OCB

OCB is subject to the same provisions of the KBCA governing dissenter rights. See “The Merger—Dissenters Rights” on page 49.

Liquidation or Dissolution

Porter

In the event of the liquidation, dissolution or winding-up of the affairs of Porter, holders of outstanding Porter common shares are entitled to share, in proportion to their respective interests, in Porter’s assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of Porter.

Because Porter is a bank holding company, its rights, the rights of its creditors and of its shareholders, including the holders of the shares of any Porter preferred stock that may be issued, to participate in the assets of any subsidiary upon the latter’s liquidation or recapitalization may be subject to the prior claims of (a) the subsidiary’s creditors, except to the extent that Porter may itself be a creditor with recognized claims against the subsidiary, and (b) any interests in the liquidation accounts established by savings associations or savings banks acquired by Porter for the benefit of eligible account holders in connection with conversion of the savings associations from mutual to stock form.

OCB

The liquidation rights of the holders of shares of the preferred stock and OCB common shares are substantially similar to those of Porter.

OTHER BUSINESS

The OCB board is not aware of any business to come before the meeting other than those matters described in this proxy statement/prospectus. However, if any other matters should properly come before the meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

LEGAL MATTERS

The validity of the Porter common shares offered hereby has been passed upon by C. Bradford Harris, Executive Vice President and Corporate General Counsel of Porter. Mr. Harris owns Porter common shares and holds options to purchase additional Porter common shares. The tax consequences of the merger will be passed upon by Frost Brown Todd LLC, Louisville, Kentucky.

EXPERTS

The consolidated financial statements of Porter Bancorp, Inc. as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as set forth in its report appearing herein and included in this registration statement in reliance upon such report.

WHERE YOU CAN FIND MORE INFORMATION

This proxy statement/prospectus is part of a registration statement on Form S-4 Porter Bancorp filed with the SEC. This proxy statement/prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules. For further information about us and the Porter common shares being offered by this proxy statement/prospectus, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

You may read and copy Porter’s Form S-4 registration statement and all of its exhibits and schedules at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC, 20549. You may obtain information regarding the operation of the public reference facilities maintained by calling 1-800-SEC-0330. The registration statement is also available from the SEC’s Internet website at http://www.sec.gov.

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF PORTER BANCORP, INC.

PORTER BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

(amounts in thousands except share data)

	June 30, 2007	December 31, 2006
	(unaudited)
Assets
Cash and due from financial institutions	$15,821	$15,306
Federal funds sold	49,293	40,957

Cash and cash equivalents	65,114	56,263
Securities available for sale	101,733	95,090

Loans, net of allowance of $13,479 and $12,832, respectively	969,864	841,535
Premises and equipment	14,414	13,774
Goodwill	12,881	12,881
Accrued interest receivable and other assets	34,176	31,463

Total assets	$1,198,182	$1,051,006

Liabilities and Stockholders’ Equity
Deposits
Non-interest bearing	$73,265	$69,180
Interest bearing	903,696	792,676

Total deposits	976,961	861,856
Federal funds purchased and repurchase agreements	1,491	1,134
Federal Home Loan Bank advances	76,479	47,562

Accrued interest payable and other liabilities	6,397	7,108
Junior subordinated debentures	25,000	25,000

Total liabilities	1,086,328	942,660

Stockholders’ equity
Preferred stock, no par, 1,000,000 shares authorized	—	—
Common stock, no par, 10,000,000 shares authorized, 7,629,102 and 7,622,447 shares issued and outstanding, respectively	64,820	64,820
Additional paid-in capital	11,143	11,036
Retained earnings	36,595	32,355
Accumulated other comprehensive income (loss)	(704)	135

Total stockholders’ equity	111,854	108,346

Total liabilities and stockholders’ equity	$1,198,182	$1,051,006

See accompanying notes to unaudited consolidated financial statements.

PORTER BANCORP, INC. AND SUBSIDIARY

Unaudited Consolidated Statements of Income

(amounts in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Interest income
Loans, including fees	$20,026	$16,584	$38,557	$32,056
Taxable securities	1,080	941	2,069	1,850
Tax exempt securities	171	187	337	368
Fed funds sold and other	658	235	1,026	660

	21,935	17,947	41,989	34,934

Interest expense
Deposits	10,406	7,184	19,683	13,827
Federal Home Loan Bank advances	925	601	1,482	1,228
Junior subordinated debentures	474	533	945	1,021
Federal funds purchased and other	10	75	15	116
Notes payable	—	144	—	288

	11,815	8,537	22,125	16,480

Net interest income	10,120	9,410	19,864	18,454
Provision for loan losses	700	377	1,325	753

Net interest income after provision for loan losses	9,420	9,033	18,539	17,701

Non-interest income
Service charges on deposit accounts	648	683	1,183	1,348
Secondary market brokerage fees	70	11	165	34
Title insurance commissions	35	36	112	56
Net gain on sales of government guaranteed loans	15	—	15	99
Net gain on sales of loans originated for sale	—	129	—	240
Net gain on sales of securities	62	27	62	27
Net gain on sales of other assets	1	—	7	18
Other	477	444	940	874

	1,308	1,330	2,484	2,696

Non-interest expense
Salaries and employee benefits	3,001	3,048	5,936	5,885
Occupancy and equipment	599	672	1,164	1,360
State franchise tax	325	267	650	540
Professional fees	184	231	336	479
Communications	99	137	209	283
Advertising	114	190	253	319
Other	789	732	1,519	1,421

	5,111	5,277	10,067	10,287

Income before income taxes	5,617	5,086	10,956	10,110
Income tax expense	1,928	1,656	3,666	3,277

Net income	$3,689	$3,430	$7,290	$6,833

Basic and diluted earnings per share	$0.49	$0.54	$0.96	$1.08

See accompanying notes to unaudited consolidated financial statements.

PORTER BANCORP, INC. AND SUBSIDIARY

Unaudited Consolidated Statement of Changes in Stockholders’ Equity

For Six Months Ended June 30, 2007

(amounts in thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Amount
Balances, January 1, 2007	7,622,447	$64,820	$11,036	$32,355	$135	$108,346
Issuance of unvested stock	7,500					—
Forfeited unvested stock	(845)	—	—	—	—	—
Stock-based compensation expense	—	—	107	—	—	107
Comprehensive income:
Net income	—	—	—	7,290	—	7,290
Changes in accumulated other comprehensive income, net of taxes	—	—	—	—	(839)	(839)

Total comprehensive income	—	—	—	—	—	6,451

Cash dividends ($0.40 per share)	—	—	—	(3,050)	—	(3,050)

Balances, June 30, 2007	7,629,102	$64,820	$11,143	$36,595	$(704)	$111,854

See accompanying notes to unaudited consolidated financial statements.

PORTER BANCORP, INC. AND SUBSIDIARY

Unaudited Consolidated Statements of Cash Flows

For Six Months Ended June 30, 2007 and 2006

(dollars in thousands)

	2007	2006
Cash flows from operating activities
Net income	$7,290	$6,833
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	1,086	1,101
Provision for loan losses	1,325	753
Net amortization on securities	18	270
Stock-based compensation expense	107	65
Net gain on sales of loans	—	(240)
Loans originated for sale	—	(7,484)
Proceeds from sales of loans held for sale	—	7,428
Net gain on other real estate owned	(7)	(18)
Net realized gain on sales of securities	(62)	(27)
Earnings on bank owned life insurance	(136)	(123)
Federal Home Loan Bank stock dividends	—	(243)
Changes in other assets and liabilities
Net change in accrued interest receivable and other assets	(822)	(880)
Net change in accrued interest payable and other liabilities	(263)	(3,000)

Net cash from operating activities	8,536	4,435

Cash flows from investing activities
Net change in interest-bearing deposits with banks	—	200
Purchases of available for sale securities	(17,864)	(5,211)
Sales and calls of available for sale securities	323	1,955
Maturities and prepayments of available for sale securities	9,655	7,976
Proceeds from sale of other real estate owned	3,124	413
Improvements to other real estate owned	(133)	—
Loan originations and payments, net	(135,004)	(23,932)
Purchases of premises and equipment, net	(1,115)	(143)
Investment in bank owned life insurance	—	(1,100)
Acquisition of Associates Mortgage Group, net	—	(250)

Net cash from investing activities	(141,014)	(20,092)

Cash flows from financing activities
Net change in deposits	115,105	5,611

Net change in federal funds purchased and repurchase agreements	357	1,961
Repayment of notes payable	—	(100)
Repayment of Federal Home Loan Bank advances	(1,083)	(12,103)
Advances from Federal Home Loan Bank	30,000	26,220
Cash dividends paid	(3,050)	(2,542)

Net cash from (used in) financing activities	141,329	19,047

Net change in cash and cash equivalents	8,851	3,390
Beginning cash and cash equivalents	56,263	52,281

Ending cash and cash equivalents	$65,114	$55,671

Supplemental cash flow information:
Interest paid	$21,361	$15,953
Income taxes paid	3,750	3,595
Supplemental non-cash disclosure:
Transfer from loans to other real estate	$4,756	$961

See accompanying notes to unaudited consolidated financial statements.

PORTER BANCORP, INC. AND SUBSIDIARY

Notes to Unaudited Consolidated Financial Statements

Note 1—Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The consolidated financial statements include Porter Bancorp, Inc. (the “Company”) and its wholly-owned subsidiary, PBI Bank (the “Bank”). All significant inter-company transactions and accounts have been eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, the financial statements do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the entire year. A description of other significant accounting policies is presented in the notes to the Consolidated Financial Statements for the year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K which is incorporated herein by reference.

Use of Estimates—To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Reclassifications—Some items in the prior year financial statements were reclassified to conform to the current presentation.

New Accounting Standards

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment to FASB Statements No. 133 and 140. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard was adopted on January 1, 2007. The adoption of this standard had no impact on the Company’s financial statements.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 on January 1, 2007. It had no impact on the Company’s financial statements.

The Company has no unrecognized tax benefits and does not anticipate any increase in unrecognized benefits during 2007 relative to any tax positions taken before January 1, 2007. Should the accrual of any interest or penalties relative to unrecognized tax benefits be necessary, it is the Company’s policy to record such accruals in its income taxes accounts; no such accruals exist as of January 1, 2007. The Company and its subsidiaries file a consolidated U.S. federal income tax return and the Company files a return in the state of Kentucky. These returns are subject to examination by taxing authorities for all years after 2002.

In September 2006, the FASB ratified the Emerging Issues Task Force’s (EITF) consensus on Issue 06-5, “Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, “Accounting for Purchases of Life Insurance.” FASB Technical Bulletin No. 85-4 requires that assets such as bank owned life insurance be carried at their cash surrender value (CSV) or the amount that could be realized, with changes in CSV reported in earnings. Issue 06-5 requires that a policyholder consider any additional amounts (e.g. claims stabilization reserves and deferred acquisition costs) included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract. Certain life insurance contracts provide the policyholder with an amount that, upon surrender, is greater if all individual policies are surrendered at the same time rather than if the policies were surrendered over a period of time. The Issue requires that policyholders determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy. This Issue is effective for us beginning January 1, 2007. The Issue can be applied as either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or (b) a change in accounting principle through retrospective application to all periods. The adoption of Issue 06-5 had no effect on the Company’s financial statements for the six months ended June 30, 2007.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard, however, management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has not completed its evaluation of the impact of adoption of EITF 06-4, however, management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This Statement allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, the Statement specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. This Statement is effective for fiscal years beginning after November 15, 2007, which is January 1, 2008. Management has not yet completed its evaluation of the impact of this standard.

Note 2—Stock Plans and Stock Based Compensation

At June 30, 2007, the Company has a stock option plan and a stock incentive plan. On December 31, 2005, the Company assumed the 2000 Stock Option Plan of Ascencia Bank, Inc. when the Company acquired the minority interest of Ascencia Bancorp, Inc. On February 23, 2006, the Company adopted the Porter Bancorp, Inc. 2006 Stock Incentive Plan. With regard to the 2000 Option Plan, no additional grants were made subsequent to year-end and none are expected to be made in the future. The 2006 Plan permits the issuance of up to 400,000 shares of the Company’s common stock upon the exercise of stock options or upon the grant of stock awards. As of June 30, 2007, the Company had granted outstanding options to purchase 194,004 shares under the 2000 option plan and 40,566 shares under the 2006 plan. The Company also had awarded under the 2006 plan 42,935 unvested shares net of forfeitures and vesting. As of June 30, 2007, the Company had 316,499 shares available for issue under the 2006 Plan. All shares issued under the above mentioned plans came from authorized and unissued shares.

On May 15, 2006, the board of directors approved the Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan, which was approved by holders of the Company’s voting common stock on June 8, 2006. Under the terms of the plan, 100,000 shares are reserved for issuance to non-employee directors upon the exercise of stock options granted under the plan. Options granted are granted automatically under the plan at fair market value on the date of grant, vest over a three-year period and have a five-year term. To date the Company has granted options to purchase 53,000 shares to non-employee directors. At June 30, 2007, 47,000 shares remained available for issue under this plan.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, “Share Based Payment.” The Company elected to utilize the modified prospective transition method; therefore, prior period results were not restated. Before the adoption of SFAS 123R, stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the common stock on the grant date, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”

SFAS 123R requires all share-based payments to directors, employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. Under the modified prospective method, unvested awards, awards that were granted, modified, or settled on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. The impact of forfeitures that may occur before vesting is also estimated and considered in the amount recognized.

All stock options have an exercise price that is at least equal to the fair market value of the Company’s stock on the date the options were granted. Options granted generally become fully exercisable at the end of 3 years of continued employment. Options granted under the 2000 plan have a life of 10 years while those granted under the 2006 plan have a life of 5 years.

The following table summarizes stock option activity:

	Six Months Ended June 30, 2007		Twelve Months Ended December 31, 2006
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning	251,820	$25.29	194,004	$25.50
Granted	36,500	23.01	58,816	24.60
Forfeited	(750)	25.50	(1,000)	25.50

Outstanding, ending	287,570	$25.00	251,820	$25.29

The following table details stock options outstanding:

June 30, 2007
Stock options vested and currently exercisable:	210,807
Weighted average exercise price	$25.43
Aggregate intrinsic value	$0
Weighted average remaining life (in years)	3.3
Total Options Outstanding:	287,570
Aggregate intrinsic value	$0
Weighted average remaining life (in years)	3.4

The intrinsic value of stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date. There were no options exercised during the first six months of 2007. The Company recorded $55,000 of stock option compensation during the six months ended June 30, 2007 to salaries and employee benefits. Since the stock options are non-qualified stock options, a tax benefit of $19,000 was recognized. No options were modified during the period. As of June 30, 2007, no stock options issued by the Company have been exercised.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. Expected volatilities are based on volatilities of similar publicly traded companies due to the limited historical trading activity of the Company’s stock, and other factors. Expected dividends are based on dividend trends and the market price of the Company’s stock price at grant. The Company uses historical data to estimate option exercises within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted-average assumptions used are summarized as follows:

Risk-free interest rate	4.85%
Expected option life	3.5 years
Expected stock price volatility	22.0%
Expected dividend yield	3.6%
Fair value	$3.67

From time-to-time the Company awards unvested shares to employees. The shares vest at a rate of 10% on each one-year anniversary date of the grant date provided the employee is still employed by the Company at that date. The fair value on the date of grant ranged from $22.13 to $25.50 per share. The Company recorded $52,000 of stock-based compensation during the first six months of 2007 to salaries and employee benefits. A tax benefit of $18,000 was recognized related to this expense.

The following table summarizes unvested share activity as of and for the periods indicated:

	Six Months Ended June 30, 2007		Twelve Months Ended December 31, 2006
	Shares	Weighted Average Grant Price	Shares	Weighted Average Grant Price
Outstanding, beginning	40,000	$25.33	—	$—
Granted	7,500	23.02	41,600	25.34
Forfeited	(845)	25.50	(1,600)	25.50
Vested	(3,720)	25.50	—	—

Outstanding, ending	42,935	$24.91	40,000	$25.33

Unrecognized stock based compensation expense related to stock options and unvested shares for the remainder of 2007 and beyond is estimated as follows (in thousands):

July 2007—December 2007	$131
2008	231
2009	190
2010	133
2011 & thereafter	629

Note 3—Securities

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(dollars in thousands)
June 30, 2007
U.S. Government and federal agency	$19,768	$—	$(398)
State and municipal	18,549	76	(406)
Mortgage-backed	56,460	87	(1,118)
Corporate bonds	2,416	56	—

Total debt securities	97,193	219	(1,922)
Equity	4,540	746	(126)

Total	$101,733	$965	$(2,048)

December 31, 2006
U.S. Government and federal agency	$15,713	$1	$(345)
State and municipal	17,918	280	(60)
Mortgage-backed	54,848	150	(642)
Corporate bonds	2,451	84	—

Total debt securities	90,930	515	(1,047)
Equity	4,160	876	(140)

Total	$95,090	$1,391	$(1,187)

Securities pledged at June 30, 2007 and December 31, 2006 had carrying values of approximately $29,341,000 and $32,404,000, respectively, and were pledged to secure public deposits, repurchase agreements, and Federal Home Loan Bank advances.

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

As of June 30, 2007, the Company has 62 equity securities. Of these securities, five had an unrealized loss of $19,000 and had been in an unrealized loss position for less than twelve months and fourteen had an unrealized loss of $107,000 and had been in an unrealized loss position for more than twelve months. Management monitors the credit quality and current market pricing for these equity securities monthly. Management has made a practice of selling equity securities where recovery does not seem likely but does not have the present intent to sell securities with unrealized losses. As of June 30, 2007, there are no securities management would classify as other than temporarily impaired.

Note 4—Loans

Loans were as follows:

	June 30, 2007	December 31, 2006
	(dollars in thousands)
Commercial	$76,565	$59,113
Real estate	860,859	751,017
Agriculture	14,109	13,436
Consumer	30,855	29,709
Other	955	1,092

Subtotal	983,343	854,367
Less: Allowance for loan losses	(13,479)	(12,832)

Loans, net	$969,864	$841,535

Activity in the allowance for loan losses was as follows:

	June 30, 2007	June 30, 2006
	(dollars in thousands)
Beginning balance	$12,832	$12,197
Provision for loan losses	1,325	753
Loans charged-off	(826)	(493)
Loan recoveries	148	154

Ending balance	$13,479	$12,611

Impaired loans were as follows:

	June 30, 2007	December 31, 2006
	(dollars in thousands)
Loans with no allocated allowance for loan losses	$1,712	$2,048
Loans with allocated allowance for loan losses	1,460	3,090

Total	$3,172	$5,138

Amount of the allowance for loan losses allocated	$336	$896

Nonperforming loans were as follows:

	June 30, 2007	December 31, 2006
	(dollars in thousands)
Loans past due 90 days or more still on accrual	$1,485	$2,010
Non-accrual loans	5,704	6,930

Nonperforming loans include all (or almost all) impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

Note 5—Advance from the Federal Home Loan Bank

Advances from the Federal Home Loan Bank (FHLB) were as follows:

	June 30, 2007	December 31, 2006
	(dollars in thousands)
Single maturity advances with fixed rates from 4.48% to 5.64% maturing from 2009 through 2012	$36,500	$6,500
Single maturity advance with a variable rate of 5.37% maturing 2008	25,000	25,000
Monthly amortizing advances with fixed rates from 0.00% to 9.10% and maturities ranging from 2007 through 2035	14,979	16,062

Total	$76,479	$47,562

Each advance is payable per terms on agreement, with a prepayment penalty. The advances were collateralized by first mortgage loans, under a blanket lien arrangement. At June 30, 2007, the Bank had unused borrowing capacity of $91.0 million with the FHLB.

Note 6—Earnings per Share

The factors used in the earnings per share computation follow:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(in thousands, except share and per share data)
Basic
Net income	$3,689	$3,430	$7,290	$6,833

Weighted average voting and non-voting common shares outstanding	7,586,167	6,332,447	7,584,502	6,332,447

Basic earnings per common share	$0.49	$0.54	$0.96	$1.08

Diluted
Net income	$3,689	$3,430	$7,290	$6,833

Weighted average voting and non-voting common shares outstanding	7,586,167	6,332,447	7,584,502	6,332,447
Add: dilutive effects of assumed exercises of stock options and unvested shares	80	—	5	—

Average shares and potential common shares	7,586,247	6,332,447	7,584,507	6,332,447

Diluted earnings per common share	$0.49	$0.54	$0.96	$1.08

Unvested shares of common stock of 42,855 for 2007 and 40,000 for 2006, along with stock options for 287,570 shares of common stock for 2007 and options for 251,820 shares of common stock for 2006, were not considered in computing earnings per common share because they were anti-dilutive.

Note 7—Total Comprehensive Income

Total comprehensive income was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(dollars in thousands)		(dollars in thousands)
Net income	$3,689	$3,430	$7,290	$6,833
Change in unrealized gain (loss) on securities held for sale, net of reclassifications and tax effects	(927)	(631)	(839)	(695)

Total comprehensive income	$2,762	$2,799	$6,451	$6,138

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Porter Bancorp, Inc.

Louisville, Kentucky

We have audited the accompanying balance sheets of Porter Bancorp, Inc. as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Porter Bancorp, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Louisville, Kentucky

March 16, 2007

PORTER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31,

(Dollar amounts in thousands except share data)

	2006	2005
Assets
Cash and due from financial institutions	$15,306	$18,808
Federal funds sold	40,957	33,473

Cash and cash equivalents	56,263	52,281
Interest-bearing deposits in other financial institutions	—	200
Securities available for sale	95,090	103,993
Loans, net of allowance of $12,832 and $12,197, respectively	841,535	779,754
Premises and equipment	13,774	14,341
Goodwill	12,881	12,829
Accrued interest receivable and other assets	31,463	28,083

Total assets	$1,051,006	$991,481

Liabilities and Stockholders’ Equity
Deposits
Non-interest bearing	$69,180	$62,379
Interest bearing	792,676	744,200

Total deposits	861,856	806,579
Federal funds purchased and repurchase agreements	1,134	4,576
Notes payable	—	9,600
Federal Home Loan Bank advances	47,562	63,563
Accrued interest payable and other liabilities	7,108	10,287
Junior subordinated debentures	25,000	25,000

Total liabilities	942,660	919,605
Commitments and contingent liabilities (Note 15)	—	—

Stockholders’ equity
Preferred stock, no par, 1,000,000 shares authorized	—	—
Common stock, no par, 10,000,000 shares authorized, 7,622,447 and 5,000,000 shares issued and outstanding, respectively	64,820	25,638
Non-voting common stock, no par, 9,000,000 shares authorized, none and 1,332,447 shares issued and outstanding, respectively	—	12,522
Additional paid-in capital	11,036	10,879
Retained earnings	32,355	23,356
Accumulated other comprehensive income (loss)	135	(519)

Total stockholders’ equity	108,346	71,876

Total liabilities and stockholders’ equity	$1,051,006	$991,481

See accompanying notes.

PORTER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,

(Dollar amounts in thousands except per share data)

	2006	2005	2004
Interest income
Loans, including fees	$66,786	$56,858	$45,842
Taxable securities	3,708	3,616	3,004
Tax exempt securities	703	661	564
Federal funds sold and other	1,666	919	537

	72,863	62,054	49,947

Interest expense
Deposits	30,211	21,634	16,946
Federal Home Loan Bank advances	2,710	2,056	1,472
Junior subordinated debentures	2,117	1,661	1,129
Notes payable	431	6	4
Federal funds purchased and other	153	308	147

	35,622	25,665	19,698

Net interest income	37,241	36,389	30,249
Provision for loan losses	1,405	3,645	2,533

Net interest income after provision for loan losses	35,836	32,744	27,716

Non-interest income
Service charges on deposit accounts	2,537	2,827	2,618
Net gain on sales of government guaranteed loans	152	628	58
Net gain on sales of loans originated for sale	284	—	—
Net gain on sales of securities	50	19	98
Net gain on sales of other assets	4	46	337
Other	2,169	1,913	1,442

	5,196	5,433	4,553

Non-interest expense
Salaries and employee benefits	11,432	11,489	9,783
Occupancy and equipment	2,474	2,692	2,784
State franchise tax	1,074	993	980
Advertising	645	362	239
Professional fees	622	1,132	744
Communications	511	527	535
Loss on early extinguishment of debt	280	—	—
Other	2,747	2,852	2,660

	19,785	20,047	17,725

Income before minority interest	21,247	18,130	14,544
Minority interest in net income of consolidated subsidiaries	—	1,314	898

Income before income taxes	21,247	16,816	13,646
Income tax expense	6,908	2,201	2,759

Net income	$14,339	$14,615	$10,887

Basic and diluted earnings per share	$2.15	$2.49	$1.86

	2006	2005	2004
Pro forma data (unaudited) (1):
Net Income:
As reported	$14,339	$14,615	$10,887
Adjustments
Add-back of minority interests (2)	—	1,314	898
Additional taxes (3)	—	(3,963)	(2,186)
Acquisition funding (4)	—	(587)	(587)

Adjusted net income	$14,339	$11,379	$9,012

Weighted average shares outstanding:
As reported and adjusted for stock split	6,678,337	5,869,496	5,868,224
Shares issued in the Ascencia transaction	—	462,951	464,223

Adjusted shares outstanding	6,678,337	6,332,447	6,332,447

Basic and diluted earnings per share	$2.15	$1.80	$1.42

(1)	The pro forma adjustments present the Company’s 2005 results as if its acquisition of minority interests in subsidiary banks and the termination of its S corporation status, which were effective on December 31, 2005, were in effect for all of 2005 and 2004.
(2)	This adjustment reflects the minority interests in subsidiary acquired in a corporate reorganization on December 31, 2005.
(3)	This adjustment represents a tax rate of 34% applied to reported pre-tax income less reported tax expense to reflect the conversion from Subchapter S corporation to C corporation status effective December 31, 2005.
(4)	Acquisition funding for the reorganization includes $9.5 million in senior notes at an annual 6% interest rate and $5.3 million in cash at an assumed annual 6% interest rate, net of tax at a 34% tax rate.

See accompanying notes.

PORTER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

Years Ended December 31,

(Dollar amounts in thousands except share and per share data)

	Shares		Amount		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Common	Non-Voting Common	Common	Non-Voting Common
Balances, January 1, 2004	3,995,406	1,872,818	$21,538	$4,785	$10,879	$23,865	$1,169	$62,236
Comprehensive income:
Net income	—	—	—	—	—	10,887	—	10,887
Changes in net unrealized gain (loss) on securities held for sale, net of reclassifications and tax effects	—	—	—	—	—	—	(246)	(246)

Total comprehensive income	—	—	—	—	—	—	—	10,641

Dividends declared ($1.13 per share)	—	—	—	—	—	(6,656)	—	(6,656)

Balances, December 31, 2004	3,995,406	1,872,818	21,538	4,785	10,879	28,096	923	66,221

Comprehensive income:
Net income	—	—	—	—	—	14,615	—	14,615
Changes in net unrealized gain (loss) on securities held for sale, net of reclassifications and tax effects	—	—	—	—	—	—	(1,442)	(1,442)

Total comprehensive income	—	—	—	—	—	—	—	13,173

Dividends declared ($1.68 per share)	—	—	—	—	—	(9,855)	—	(9,855)
Issuance of notes payable in the merger of entities under common control	—	—	—	—	—	(9,500)	—	(9,500)
Issuance of non-voting shares	—	464,223	—	11,837	—	—	—	11,837
Conversion of non-voting stock to voting	1,004,594	(1,004,594)	4,100	(4,100)	—	—	—	—

Balances, December 31, 2005	5,000,000	1,332,447	25,638	12,522	10,879	23,356	(519)	71,876
Issuance of stock in initial public offering, net	1,250,000	—	26,660	—	—	—	—	26,660
Issuance of unvested stock	—	41,600	—	—	—	—	—	—
Forfeited unvested stock	—	(1,600)	—	—	—	—	—	—
Conversion of non-voting stock to voting	1,372,447	(1,372,447)	12,522	(12,522)	—	—	—	—
Stock-based compensation expense	—	—	—	—	157	—	—	157
Comprehensive income:
Net income	—	—	—	—	—	14,339	—	14,339
Changes in net unrealized gain (loss) on securities held for sale, net of tax effects	—	—	—	—	—	—	654	654

Total comprehensive income	—	—	—	—	—	—	—	14,993

Dividends declared ($0.80 per share)	—	—	—	—	—	(5,340)	—	(5,340)

Balances, December 31, 2006	7,622,447	—	$64,820	$—	$11,036	$32,355	$135	$108,346

See accompanying notes.

PORTER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

(in thousands)

	2006	2005	2004
Cash flows from operating activities
Net income	$14,339	$14,615	$10,887
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	1,976	2,153	2,168
Provision for loan losses	1,405	3,645	2,533
Net amortization on securities	404	786	941
Stock-based compensation expense	157	—	—
Net gain on sales of loans	(284)	—	—
Loans originated for sale	(8,825)	—	—
Proceeds from sales of loans held for sale	9,109	—	—
Net (gain) loss on other real estate owned	(18)	(3)	18
Net realized gain on sales of securities	(50)	(19)	(98)
Earnings on bank owned life insurance	(258)	(216)	(90)
Federal Home Loan Bank stock dividends	(503)	(410)	(306)
Net change in accrued interest receivable and other assets	(841)	(3,216)	(652)
Net change in accrued interest payable and other liabilities	(3,515)	1,638	295

Net cash from operating activities	13,096	18,973	15,696

Cash flows from investing activities
Net change in interest-bearing deposits with banks	200	233	230
Purchases of available-for-sale securities	(15,223)	(39,553)	(37,910)
Sales and calls of available-for-sale securities	4,421	3,445	1,980
Maturities and prepayments of available-for-sale securities	20,341	24,496	27,673
Maturities and prepayments of held-to-maturity securities	—	200	179
Proceeds from sale of other real estate owned	1,122	1,304	836
Improvements to other real estate owned	—	(17)	—
Loan originations and payments, net	(65,771)	(34,487)	(77,916)
(Purchases) sales of premises and equipment, net	(408)	1,658	(849)
Investment in bank owned life insurance	(1,100)	—	(5,000)
Acquisition of Associates Mortgage Group, net	(250)	—	—
Acquisition of Citizens Financial Bank, net	—	(1,079)	—
Acquisition of United Community Bank, net	—	—	171

Net cash from investing activities	(56,668)	(43,800)	(90,606)

Cash flows from financing activities
Net change in deposits	55,277	56,827	53,309
Net change in federal funds purchased and repurchase agreements	(3,442)	(10,714)	13,627
Repayment of notes payable	(9,600)	—	—
Repayment of Federal Home Loan Bank advances	(42,221)	(31,001)	(24,645)
Advances from Federal Home Loan Bank	26,220	41,662	28,147
Proceeds from junior subordinated debentures	14,000	—	11,000
Repayment of junior subordinated debentures	(14,000)	—	—
Minority interest in net income of subsidiaries	—	1,314	898
Issuance of common stock for initial public offering, net	26,660	—	—
Cash dividends paid to minority interests	—	(258)	(192)
Cash dividends paid	(5,340)	(9,855)	(6,656)

Net cash from financing activities	47,554	47,975	75,488

Net change in cash and cash equivalents	3,982	23,148	578
Beginning cash and cash equivalents	52,281	29,133	28,555

Ending cash and cash equivalents	$56,263	$52,281	$29,133

Supplemental cash flow information:
Interest paid	$34,736	$25,300	$19,685
Income taxes paid	7,295	3,911	2,880

Supplemental non-cash disclosure:
Transfer from loans to other real estate	$1,764	$1,127	$559
Purchase of minority interests from issuance of notes payable and convertible non-voting common stock	—	23,761	—

See accompanying notes.

PORTER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2005 and 2004

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation—The consolidated financial statements include Porter Bancorp, Inc. (Company or PBI) and its subsidiary, PBI Bank (Bank), formerly The Central Bank USA, Inc. The Company owns a 100% interest in the Bank.

The Company provides financial services through its offices in Central Kentucky and Louisville. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and real estate loans. Substantially all loans are collateralized by specific items of collateral including business assets, commercial real estate, and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

On December 31, 2005, the Company acquired the minority ownership interests in Ascencia Bancorp, Inc., BBA, Inc., and Mammoth Bancorp, Inc., and merged these subsidiaries with the Company. Before this purchase, the Company owned a 25% interest in BBA, a 67% interest in Ascencia Bancorp, and a 67% interest in Mammoth Bancorp. The Company’s shareholders also owned approximately 34% of BBA before the purchase. BBA owned a 100% interest in Bullitt County Bank (Bullitt), Mammoth owned a 100% interest in Brownsville Deposit Bank (Brownsville), and Ascencia Bancorp owned a 100% interest in Ascencia Bank, Inc. (Ascencia). On December 31, 2005, Bullitt, Brownsville and Ascencia merged with the Bank. Green River Bank and Pioneer, both 100% owned, were merged into The Central Bank USA, Inc. on July 1, 2005. Inter-company transactions and accounts have been eliminated in consolidation. As further discussed in Note 10, a subsidiary trust that had previously been consolidated with the Company is now reported separately.

In conjunction with the mergers described above, the Company amended and restated its Articles of Incorporation. Effective upon the filing of the Articles of Amendment, the Company’s 3,265 issued shares of common stock, comprised of 2,609 shares of common stock and 656 shares of non-voting common stock, were reclassified as and converted into 5,000,000 of voting common shares. This reclassification has been reflected in all periods presented. In addition, the Company issued 1,332,447 shares of non-voting shares to certain stockholders in connection with the acquisitions of the minority interests in Ascencia and each of the mergers of BBA and Mammoth into the Company as of December 31, 2005.

Use of Estimates—To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows—Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer and loan deposit transactions, interest-bearing deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Securities—Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when they might be sold before maturity. Equity securities with readily determined fair values are classified as available-for-sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method anticipating prepayments on mortgage backed securities. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans—Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well collateralized and in process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual are reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses—The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Other Real Estate Owned—Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Other real estate owned of $2.4 million and $1.8 million is included in other assets on the balance sheet at December 31, 2006 and 2005, respectively.

Premises and Equipment—Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 33 years. Furniture, fixtures and equipment are depreciated using the straight-line or accelerated method with useful lives ranging from 3 to 7 years.

Federal Home Loan Bank (FHLB) Stock—The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment. Because this stock is viewed as long term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Goodwill and Intangible Assets—Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities, and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangible assets arising from whole bank and branch acquisitions. They are initially measured at fair value and then are amortized on a straight-line basis over their estimated useful lives, 10 years.

Bank Owned Life Insurance—The Bank has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at the cash surrender value, or the amount that can be realized.

Long-Term Assets—Premises and equipment, other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase Agreements—Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Benefit Plans—Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Stock-Based Compensation—The Company assumed the 2000 stock option plan of Ascencia Bank, Inc. on December 31, 2005, when the Company acquired the minority interest of Ascencia Bancorp, Inc. The Company exchanged an option to acquire one share of Ascencia common stock for an option to acquire 0.3922 shares of Company common stock. The exchange ratio is equivalent to the stock exchange ratio in the Ascencia acquisition agreement discussed in Note 17. The Plan provides for the award of stock options to eligible employees and employees of affiliate companies. In prior years compensation expense under stock options was reported using the intrinsic value method. There had been no compensation expense recognized in income since all options have been granted at no less than fair value. See Note 2 regarding the effect on the Bank’s net income if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

On February 23, 2006, the Company adopted the Porter Bancorp, Inc 2006 Stock Incentive Plan. On May 15, 2006 the board of directors approved the Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan. These Plans provide for stock awards and stock options. Instruments issued under these plans are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share Based Payment”. Accordingly, the Company has recorded stock-based compensation cost using the fair value method for activity related to these plans.

Income Taxes—Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Effective January 1, 1999, the Company and the former The Central Bank USA, Inc. elected under section 1362 of the Internal Revenue Code to be taxed under the provisions of Subchapter S. As a result of that election, taxable income of the Company and The Central Bank was allocated to the Company’s stockholders, and no further provision for corporate federal income taxes was necessary. On December 31, 2005, the Subchapter S election was voluntarily terminated and the deferred tax assets and liabilities for the Company and The Central Bank were reinstated pursuant to Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. The former Ascencia Bancorp, Inc., BBA Inc., and Mammoth Bancorp, Inc., as well as each of their respective subsidiaries, have historically been subject to taxation under Subchapter C of the Internal Revenue Code, and record income tax expense or benefit in accordance with SFAS 109. See Note 12 for additional information.

Loan Commitments and Related Financial Instruments—Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer-financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Comprehensive Income—Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Equity—Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the fair value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional share amounts are paid in cash with a reduction in retained earnings.

Earnings Per Common Share—Basic earnings per common share are net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Loss Contingencies—Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction—Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. These restrictions pose no practical limit on the ability of the Bank or Company to pay dividends at historical levels. (See Note 15 for more specific disclosure.)

Fair Value of Financial Instruments—Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications—Some items in the prior year financial statements were reclassified to conform to the current presentation.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment to FASB Statements No. 133 and 140. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity’s first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 156 “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”, that changes the accounting for all servicing rights which are recorded as the result of purchasing a servicing right or selling a loan with servicing retained. SFAS No. 156 amends the current accounting guidance for servicing rights in that it allows companies to carry their servicing rights at fair value, where presently servicing rights are assessed for impairment based on their fair value at each reporting date, using lower of cost or market value. This pronouncement is effective January 1, 2007, although earlier adoption is permitted during the first quarter of 2006. The Company plans to adopt this standard on January 1, 2007. This standard will have no impact on the Company’s financial statements to the extent the Company maintains its present practice of selling loans only with servicing rights released.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (FIN48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective beginning in 2007. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 Topic 1N, “Financial Statements—Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires the dual approach to be used to compute the amount of a financial statement misstatement. More specifically, the amount should be computed using both the “rollover” (current year income statement perspective) and “iron curtain” (year-end balance sheet perspective) methods. A registrant’s financial statements require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. Registrants will not be required to restate prior period financial statements when initially applying SAB 108 if management properly applied its previous approach (i.e. rollover or iron curtain) given that all relevant qualitative factors were considered. SAB 108 states that, upon initial application, registrants may elect to (a) restate prior periods, or (b) record the cumulative effect of the initial application of SAB 108 in the carrying amounts of assets and liabilities, with the offsetting adjustment made to retained earnings. To the extent that registrants elect to record the cumulative effect of initially applying SAB 108, they will disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The disclosure will also include when and how each error being corrected arose and the fact that the errors had previously been considered immaterial. SAB 108 is effective for us for the fiscal year ending December 31, 2006. The adoption of SAB 108 had no effect on the Company’s financial statements for the year ending December 31, 2006.

In September 2006, the FASB ratified the Emerging Issues Task Force’s (EITF) consensus on Issue 06-5, “Accounting for Purchases of Life Insurance—Determining the Amount That could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, “Accounting for Purchases of Life Insurance””. FASB Technical Bulletin No. 85-4 requires that assets such as bank owned life insurance be carried at their cash surrender value (CSV) or the amount that could be realized, with changes in CSV reported in earnings. Issue 06-5 requires that a policyholder consider any additional amounts (e.g. claims stabilization reserves and deferred acquisition costs) included in the contractual terms of the policy in determining the amount that could be realized under the insurance contract. Certain life insurance contracts provide the policyholder with an amount that, upon surrender, is greater if all individual policies are surrendered at the same time rather than if the policies were surrendered over a period of time. The Issue requires that policyholders determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy. This Issue is effective for us beginning January 1, 2007. The Issue can be applied as either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, or (b) a change in accounting principle through retrospective application to all periods. We are in the process of evaluating the impact, if any, the adoption of Issue 06-5 will have on our financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard, however, management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has not completed its evaluation of the impact of adoption of EITF 06-4, however, management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

NOTE 2—STOCK PLANS AND STOCK BASED COMPENSATION

At December 31, 2006, the Company has a stock option plan and a stock incentive plan. On December 31, 2005 the Company assumed the 2000 Stock Option Plan of Ascencia Bank, Inc. when the Company acquired the minority interest of Ascencia Bancorp, Inc. On February 23, 2006, the Company adopted the Porter Bancorp, Inc. 2006 Stock Incentive Plan. With regard to the 2000 Option Plan, no additional grants were made subsequent to year-end and none are expected to be made in the future. The 2006 Plan permits the issuance of up to 400,000 shares of the Company’s common stock upon the exercise of stock options or upon the grant of stock awards. As of December 31, 2006, the Company had granted outstanding options to purchase 227,820 shares and had awarded 40,000 unvested shares net of forfeitures. The Company has 326,184 shares remaining available for issue under the 2006 Plan. All shares issued under the above mentioned plans came from authorized and unissued shares.

On May 15, 2006, the board of directors approved the Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan, which was approved by holders of the Company’s voting common stock on June 8, 2006. Under the terms of the plan, 100,000 shares are reserved for issuance to non-employee directors upon the exercise of stock options granted under the plan. Options granted are granted automatically under the plan at fair market value on the date of grant, vest over a three-year period and have a five year term. On September 22, 2006, the Company granted options to purchase 24,000 shares to non-employee directors in connection with the completion of the initial public offering. At December 31, 2006, 76,000 shares remain available for issue under this plan.

Effective January 1, 2006 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share Based Payment.” The Company elected to utilize the modified prospective transition method; therefore, prior period results were not restated. Before the adoption of SFAS 123(R), stock-based compensation expense related to stock options was not recognized in the results of operations if the exercise price was at least equal to the market value of the common stock on the grant date, in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”

SFAS 123(R) requires all share-based payments to directors, employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. Under the modified prospective method, unvested awards, awards that were granted, modified, or settled on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123(R). The impact of forfeitures that may occur before vesting is also estimated and considered in the amount recognized.

All stock options have an exercise price that is at least equal to the fair market value of the Company’s stock on the date the options were granted. Employee and affiliate options are granted as determined by the Board’s Compensation Committee. Options granted generally become fully exercisable at the end of 3 years of continued employment. Options granted under the 2000 plan have a life of 10 years while those granted under the 2006 plan have a life of 5 years.

The following table summarizes stock option activity as of and for the years indicated:

	December 31, 2006
	Options	Weighted Average Exercise Price
Outstanding, beginning	194,004	$25.50
Granted	58,816	24.60
Forfeited	(1,000)	25.50

Outstanding, ending	251,820	$25.29

The following table details stock options outstanding:

December 31, 2006
Stock options vested and currently exercisable:	199,539
Weighted average exercise price	$25.47
Aggregate intrinsic value	$0
Weighted average remaining life (in years)	3.4
Total Options Outstanding:	251,820
Aggregate intrinsic value	$0
Weighted average remaining life (in years)	3.7

The intrinsic value of stock options is calculated based on the exercise price of the underlying awards and the market price of our common stock as of the reporting date. There were no options exercised during 2006 or 2005. The Company recorded $82,000 of stock option compensation during 2006 to salaries and employee benefits. Since the stock options are non-qualified stock options, a tax benefit of $29,000 was recognized. No options were modified during either period. As of December 31, 2006, no stock options issued by the Company have been exercised.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes based stock option valuation model. This model requires the input of subjective assumptions that will usually have a significant impact on the fair value estimate. Expected volatilities are based on volatilities of similar publicly traded companies due to the limited historical trading activity of the Company’s stock, and other factors. Expected dividends are based on dividend trends and the market price of the Company’s stock price at grant. The Company uses historical data to estimate option exercises within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted-average assumptions used are summarized as follows:

Risk-free interest rate	4.88%
Expected option life	3.5 years
Expected stock price volatility	22.0%
Expected dividend yield	3.7%
Fair value	$3.78

From time-to-time the Company awards unvested shares to employees. The shares vest at a rate of 10% on each one-year anniversary date of the grant date provided the employee is still employed by the Company at that date. The fair value on the date of grant ranged from $22.13 to $25.50 per share. The Company recorded $75,000 of stock-based compensation during 2006 to salaries and employee benefits. A tax benefit of $26,000 was recognized related to this expense.

The following table summarizes unvested share activity as of and for the years indicated:

	December 31, 2006
	Shares	Weighted Average Grant Price
Outstanding, beginning	—	$—
Granted	41,600	25.34
Forfeited	(1,600)	25.50

Outstanding, ending	40,000	$25.33

Unrecognized stock based compensation expense related to stock options and unvested shares for 2007 and beyond is estimated as follows (in thousands):

2007	$205
2008	174
2009	129
2010	105
2011 & thereafter	633

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of SFAS 123(R) for the twelve months ended December 31, 2005:

	Twelve Months Ended December 31,
	2005	2004
	(in thousands, except per share data)
Net income as reported	$14,615	$10,887
Less: Stock-based compensation expense determined under the fair value based method, net of taxes	(31)	(25)

Pro forma net income	$14,584	$10,862

Basic and diluted earnings per share as reported	$2.49	$1.86

Pro forma basic and diluted earning per share	$2.48	$1.85

NOTE 3—SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(in thousands)
December 31, 2006
U.S. Government and federal agency	$15,713	$1	$(345)
State and municipal	17,918	280	(60)
Mortgage-backed	54,848	150	(642)
Corporate bonds	2,451	84	—

Total debt securities	90,930	515	(1,047)
Equity	4,160	876	(140)

Total	$95,090	$1,391	$(1,187)

December 31, 2005
U.S. Government and federal agency	$21,407	$4	$(507)
State and municipal	17,315	217	(225)
Mortgage-backed	58,936	201	(895)
Corporate bonds	2,509	128	—

Total debt securities	100,167	550	(1,627)
Equity	3,826	547	(256)

Total	$103,993	$1,097	$(1,883)

Sales and calls of available for sale securities were as follows:

	2006	2005	2004
	(in thousands)
Proceeds	$4,421	$3,445	$1,980
Gross gains	73	125	140
Gross losses	23	106	42

The tax benefit (provision) related to these net gains and losses realized on sales were $(17,000), $(13,000) and $(15,000), respectively.

Contractual maturities of debt securities at year-end 2006 were as follows. Securities not due at a single maturity date, primarily mortgage-backed and equity securities, are shown separately.

Available for Sale Fair Value
(in thousands)
Due in one year or less	$2,642
Due from one to five years	13,813
Due from five to ten years	8,653
Due after ten years	10,974
Mortgage-backed	54,848
Equity	4,160

Total	$95,090

Securities pledged at year-end 2006 and 2005 had carrying values of approximately $32,404,000 and $12,269,000, respectively, and were pledged to secure public deposits, repurchase agreements, and Federal Home Loan Bank advances.

At year-end 2006 and 2005, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity.

Securities with unrealized losses at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(in thousands)
2006
U.S. Government and federal agency	$11,092	$(272)	$4,114	$(73)	$15,206	$(345)
State and municipal	3,749	(46)	1,261	(14)	5,010	(60)
Mortgage-backed	22,932	(379)	14,633	(263)	37,565	(642)
Equity	—	—	663	(140)	663	(140)

Total temporarily impaired	$37,773	$(697)	$20,671	$(490)	$58,444	$(1,187)

2005
U.S. Government and federal agency	$12,446	$(215)	$8,447	$(292)	$20,893	$(507)
State and municipal	7,523	(167)	1,313	(58)	8,836	(225)
Mortgage-backed	31,298	(447)	18,564	(448)	49,862	(895)
Equity	555	(107)	660	(149)	1,215	(256)

Total temporarily impaired	$51,822	$(936)	$28,984	$(947)	$80,806	$(1,883)

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

As of December 31, 2006, the Company has 60 equity securities. Of these securities, fourteen had an unrealized loss of $140,000 and had been in an unrealized loss position for more than twelve months. Management monitors the credit quality and current market pricing for these equity securities monthly. Management has made a practice of selling equity securities where recovery does not seem likely but does not have the present intent to sell securities with unrealized losses. As of December 31, 2006, management does not believe any equity securities should be classified as other than temporarily impaired.

NOTE 4—LOANS

Loans at year-end were as follows:

	2006	2005
	(in thousands)
Commercial	$59,113	$50,626
Real estate	751,017	695,569
Agriculture	13,436	13,625
Consumer	29,709	30,808
Other	1,092	1,323

Subtotal	854,367	791,951
Less: Allowance for loan losses	(12,832)	(12,197)

Loans, net	$841,535	$779,754

Activity in the allowance for loan losses for the years indicated was as follows:

	2006	2005	2004
	(in thousands)
Beginning balance	$12,197	$10,261	$8,094
Acquired in bank acquisition	—	807	832
Provision for loan losses	1,405	3,645	2,533
Loans charged-off	(1,036)	(3,084)	(1,314)
Loan recoveries	266	568	116

Ending balance	$12,832	$12,197	$10,261

Impaired loans were as follows:

	2006	2005
	(in thousands)
Loans with no allocated allowance for loan losses	$2,048	$1,632
Loans with allocated allowance for loan losses	3,090	484

Total	$5,138	$2,116

Amount of the allowance for loan losses allocated	$896	$118

	2006	2005	2004
	(in thousands)
Average of impaired loans during the year	$3,881	$3,231	$3,955
Interest income recognized during impairment	18	48	75
Cash basis interest income recognized	18	48	75

Nonperforming loans were as follows:

	2006	2005
	(in thousands)
Loans past due 90 days or more still on accrual	$2,010	$1,969
Non-accrual loans	6,930	5,045

Nonperforming loans include all (or almost all) impaired loans and smaller balance homogeneous loans, such as residential mortgage and consumer loans, that are collectively evaluated for impairment.

NOTE 5—PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2006	2005
	(in thousands)
Land and buildings	$13,396	$13,284
Furniture and equipment	14,628	14,330

	28,024	27,614
Accumulated depreciation	(14,250)	(13,273)

	$13,774	$14,341

Depreciation expense was $1,040,000, $1,246,000 and $1,455,000 for 2006, 2005 and 2004, respectively.

NOTE 6—GOODWILL AND INTANGIBLE ASSETS

Goodwill

The change in balance of goodwill during the years indicated was as follows:

	2006	2005
	(in thousands)
Beginning of year	$12,829	$3,574
Acquired goodwill	52	9,255

End of year	$12,881	$12,829

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

	2006		2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)
Amortized intangible assets:
Core deposit intangibles	$620	$172	$620	$78

Aggregate amortization expense was $94,000, $60,000 and $18,000 for 2006, 2005 and 2004, respectively.

Estimated aggregate amortization expense for intangible assets for each of the next five years is as follows (in thousands):

2007	$62
2008	62
2009	62
2010	62
2011	62

NOTE 7—DEPOSITS

Time deposits of $100,000 or more were approximately $182,891,000 and $148,724,000 at year-end 2006 and 2005, respectively.

Scheduled maturities of total time deposits for each of the next five years are as follows (in thousands):

2007	$559,162
2008	68,125
2009	11,029
2010	15,164
2011	3,048
Thereafter	163

$656,691

NOTE 8—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by agency, mortgage-backed, and municipal securities with a carrying amount of $1,012,000 and $1,520,000 at year-end 2006 and 2005, respectively.

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2006	2005
	(in thousands)
Average daily balance during the year	$1,313	$1,271
Average interest rate during the year	1.76%	2.18%
Maximum month-end balance during the year	$1,602	$1,432
Weighted average interest rate at year-end	0.90%	2.44%

NOTE 9—NOTES PAYABLE AND ADVANCES FROM FEDERAL HOME LOAN BANK

Notes payable consists of the following:

	2006	2005
	(in thousands)
Note payable to correspondent bank, due June 2006. Interest is variable (6.78% at year-end 2005) and is payable quarterly. The note is secured by the common stock of the Bank	$—	$100
Notes payable to a related party, due in annual installments through December 2008. Interest is at 6% and is payable quarterly. The notes are unsecured	—	9,500

Total	$—	$9,600

At year-end, advances from the Federal Home Loan Bank were as follows:

	2006	2005
	(in thousands)
Single maturity advances with fixed rates from 4.48% to 5.64% maturing from 2009 through 2012	$6,500	$7,720
Single maturity advance with a variable rate of 5.37% maturing 2008	25,000	36,500
Monthly amortizing advances with fixed rates from 0.00% to 9.10% and maturities ranging from 2007 through 2035	16,062	19,343

Total	$47,562	$63,563

Each advance is payable per terms on agreement, with a prepayment penalty. The advances were collateralized by approximately $316,326,000 and $179,331,000 of first mortgage loans, under a blanket lien arrangement at year-end 2006 and 2005. Based on this collateral and the Company’s holdings of Federal Home Loan Bank stock, the Company was eligible to borrow up to an additional $96,668,000 at year-end 2006.

Scheduled principal payments on the above during the next five years (in thousands):

Advances
2007	$3,088
2008	27,438
2009	3,354
2010	1,534
2011	1,303
Thereafter	10,845

$47,562

At year-end 2006, the Company had approximately $36,000,000 of federal funds lines of credit available from correspondent institutions, and $96,668,000 unused lines of credit with the Federal Home Loan Bank.

NOTE 10—JUNIOR SUBORDINATED DEBENTURES

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at maturity or their earlier redemption at the liquidation preference. The junior subordinated debentures are redeemable at par before the maturity dates of February 13, 2034, April 15, 2034, and March 1, 2037, at the option of the Company as defined within the trust indenture. The Company has the option to defer interest payments on the junior subordinated debentures from time to time for a period not to exceed twenty (20) consecutive quarters. If payments are deferred, the Company is prohibited from paying dividends to its common stockholders. A summary of the junior subordinated debentures is as follows:

Description	Issuance Date	Optional Prepayment Date	Interest Rate	Junior Subordinated Debt Owed to Trust	Maturity Date
Porter Statutory Trust II	02-13-2004	03-17-2009	3-month LIBOR + 2.85%	5,000,000	02-13-2034
Porter Statutory Trust III	04-15-2004	06-17-2009	3-month LIBOR + 2.79%	3,000,000	04-15-2034
Porter Statutory Trust IV	12-14-2006	03-01-2012	3-month LIBOR + 1.67%	14,000,000	03-01-2037
Asencia Statutory Trust I	02-13-2004	03-17-2009	3-month LIBOR + 2.85%	3,000,000	02-13-2034

				$25,000,000

On December 18, 2006, the Company refinanced $14 million of junior subordinated debentures which resulted in a write-off of $280,000 of unamortized debt issuance costs.

NOTE 11—OTHER BENEFIT PLANS

401(K) Plan—The Company 401(k) Savings Plan allows employees to contribute up to 15% of their compensation, which is matched equal to 50% of the first 4% of compensation contributed. The Company, at its discretion, may make an additional contribution. Total contributions made by the Company to the plan amounted to approximately $369,000, $351,000 and $217,000 in 2006, 2005 and 2004, respectively.

Supplemental Executive Retirement Plan—During 2004, the Company created a supplemental executive retirement plan covering certain executive officers. Under the plan, the Company pays each participant, or their beneficiary, a specific defined benefit amount over 10 years, beginning with the individual’s termination of service. A liability is accrued for the obligation under these plans. The expense incurred for the plan was $158,000, $142,000 and $57,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The related liability was $357,000 and $199,000 at December 31, 2006 and 2005, respectively, and is included in other liabilities on the balance sheets. The Company purchased life insurance on the participants. Life insurance with a cash surrender value of $1,100,000 was purchased during 2006. The cash surrender value of all insurance policies was $6,664,000 and $5,306,000 at December 31, 2006 and 2005, respectively. Income earned from the cash surrender value of life insurance totaled $258,000, $216,000 and $84,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The income is recorded as other non-interest income.

NOTE 12—INCOME TAXES

Income tax expense (benefit) was as follows:

	2006	2005	2004
	(in thousands)
Current	$6,779	$3,850	$3,123
Deferred	(129)	(1,649)	(364)

	$6,908	$2,201	$2,759

Effective tax rates differ from federal statutory rate of 35% in 2006 and 34% in 2005 and 2004 applied to income before income taxes due to the following.

	2006	2005	2004
	(in thousands)
Federal statutory rate times financial statement income	$7,436	$6,164	$4,945
Effect of:
Tax-exempt income	(224)	(131)	(115)
Non taxable life insurance income	(96)	(73)	(29)
Tax expense not incurred under provisions of subchapter S status	—	(2,351)	(2,064)
Reinstatement of deferred tax assets and liabilities	—	(1,472)	—
Federal tax credits	(38)	—	—
Other, net	(170)	64	22

Total	$6,908	$2,201	$2,759

Year-end deferred tax assets and liabilities were due to the following.

	2006	2005
	(in thousands)
Deferred tax assets:
Allowance for loan losses	$4,413	$4,056
Net unrealized loss on securities available for sale	—	267
Net operating loss carryforward	279	384
Amortization of non-compete agreements	163	193
Other	397	274

	5,252	5,174

Deferred tax liabilities:
Depreciation	389	390
FHLB stock dividends	1,054	852
Purchase accounting adjustments	293	17
Net unrealized gain on securities available for sale	69	—
Other	399	402

	2,204	1,661

Net deferred tax asset	$3,048	$3,513

Effective January 1, 1999 through December 30, 2005, the Company and the former The Central Bank USA, Inc. were taxed under the provisions of Subchapter S of the Internal Revenue Code and no provision for federal income taxes was recorded. On December 31, 2005 the Subchapter S election was voluntarily terminated for these entities, and deferred tax assets and liabilities were reinstated at that time. The stockholders of the Company as of December 30, 2005 are subject to taxation on their individual interest in the combined taxable income reported by the Company and The Central Bank through December 30, 2005. The former Ascencia Bancorp, Inc., BBA Inc., and Mammoth Bancorp, Inc., as well as each of their respective subsidiaries, have historically been subject to taxation under Subchapter C of the Internal Revenue Code, and record income tax expense or benefit in accordance with SFAS 109.

NOTE 13—RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2006 were as follows (in thousands):

Beginning balance	$4,715
New loans	534
Repayments	(3,387)

Ending balance	$1,862

Deposits from principal officers, directors, and their affiliates at year-end 2006 and 2005 were $7,329,000 and $5,608,000.

Our loan participation totals include participations in real estate loans purchased from and sold to two affiliate banks, The Peoples Bank, Mt. Washington and The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter and his brother, William G. Porter, each own a 50% interest in Lake Valley Bancorp, Inc., the parent holding company of The Peoples Bank, Taylorsville, Kentucky. J. Chester Porter, William G. Porter and our president and chief executive officer, Maria L. Bouvette, serve as directors of The Peoples Bank, Taylorsville. Our chairman, J. Chester Porter owns an interest of 38.6% and his brother, William G. Porter, owns an interest of 3.0% in Crossroads Bancorp, Inc., the parent holding company of The Peoples Bank, Mount Washington, Kentucky. J. Chester Porter and Maria L. Bouvette, serve as directors of The Peoples Bank, Mount Washington. We have entered into management services agreements with each of these banks. Each agreement provides that our executives and employees provide management and accounting services to the subject bank, including overall responsibility for establishing and implementing policy and strategic planning. Maria Bouvette also serves as chief financial officer of each of the banks. We receive a $4,500 monthly fee from The Peoples Bank, Taylorsville and a $2,500 a monthly fee from The Peoples Bank, Mount Washington for these services.

As of December 31, 2006, we had $4.1 million of participations in real estate loans purchased from, and $12.9 million of participations in real estate loans sold, to these affiliate banks. As of December 31, 2005, we had $8.4 million of participations in real estate loans purchased from, and $15.3 million of participations in real estate loans sold to, these affiliate banks.

NOTE 14—CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2006 and 2005, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Actual and required capital amounts (in millions) and ratios are presented below at year-end:

	Actual		Minimum Required For Capital Adequacy Purposes		To be Categorized As Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006
Total Capital to risk-weighted assets
Consolidated	$130.4	15.6%	$67.2	8.0%	N/A	N/A
PBI Bank	106.7	12.8	66.8	8.0	$83.5	10.0%

Tier 1 (Core) Capital to risk-weighted assets
Consolidated	$119.9	14.3	$33.6	4.0%	N/A	N/A
PBI Bank	96.3	11.6	33.4	4.0	$50.1	6.0%

Tier 1 Leverage Ratio
Consolidated	$119.9	11.9	$41.0	4.0%	N/A	N/A
PBI Bank	96.3	9.6	40.8	4.0	$51.0	5.0%

2005
Total Capital to risk-weighted assets
Consolidated	$93.8	12.0%	$62.5	8.0%	N/A	N/A
PBI Bank	97.4	12.6	62.1	8.0	$77.6	10.0%

Tier 1 (Core) Capital to risk-weighted assets
Consolidated	$83.2	10.6	$31.2	4.0%	N/A	N/A
PBI Bank	87.7	11.3	31.0	4.0	$46.6	6.0%

Tier 1 Leverage Ratio
Consolidated	$83.2	8.6	$37.8	4.0%	N/A	N/A
PBI Bank	87.7	9.3	37.6	4.0	$47.0	5.0%

The Company’s primary source of funds to pay dividends to stockholders is the dividends it receives from the Bank. The Bank is subject to certain regulations on the amount of dividends it may declare without prior regulatory approval. Under these regulations, the amount of dividends that may be paid in any year is limited to that year’s net profits, as defined, combined with the retained net profits of the preceding two years, less dividends declared during those periods. At year-end 2006, $19,844,000 of retained earnings was available to the Bank to pay dividends in future periods.

NOTE 15—LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, lines of credit and letters of credit are issued to meet customer-financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The Company holds instruments, in the normal course of business, with clients that are considered financial guarantees in accordance with FIN 45, Guarantor’s Accounting and Disclosure Requirements and Guarantees, Including Indirect Guarantees of Indebtedness of Others. Standby letters of credit guarantees are issued in connection with agreements made by clients to counterparties. Standby letters of credit are contingent upon failure of the client to perform the terms of the underlying contract. The Company evaluates each credit request of its customers in accordance with established lending policies. Based on these evaluations and the underlying policies, the amount of required collateral (if any) is established. Collateral held varies but may include negotiable instruments, accounts receivable, inventory, property, plant and equipment, income producing properties, residential real estate, and vehicles. The Company’s access to these collateral items is generally established through the maintenance of recorded liens or, in the case of negotiable instruments, possession. No liability is currently established for the standby letters of credit.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2006		2005
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
	(in thousands)
Commitments to make loans	$7,085	$64,340	$4,050	$76,036
Unused lines of credit	7,330	37,516	4,499	36,459
Standby letters of credit	3,448	2,956	3,679	3,124

Commitments to make loans are generally made for periods of one year or less.

NOTE 16—FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Financial assets
Cash and cash equivalents	$56,263	$56,263	$52,281	$52,281
Interest-bearing deposits with banks	—	—	200	200
Securities available-for-sale	95,090	95,090	103,993	103,993
Loans, net	841,535	838,022	779,754	777,022
Federal Home Loan Bank stock	8,978	8,978	8,475	8,475
Accrued interest receivable	7,678	7,678	6,239	6,239

Financial liabilities
Deposits	$861,856	$859,136	$806,579	$805,738
Federal funds purchased and securities sold under agreements to repurchase	1,134	1,134	4,576	4,576
Notes payable	—	—	9,600	9,600
Federal Home Loan Bank advances	47,562	46,359	63,563	62,561
Junior subordinated debentures	25,000	25,000	25,000	25,000
Accrued interest payable	2,950	2,950	2,064	2,064

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, repurchase agreements, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of junior subordinated debentures is based on current rates for similar types of financing. The carrying amount is the estimated fair value for variable and subordinated debentures that reprice frequently. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, which is not material.

NOTE 17—BUSINESS COMBINATION

Associates Mortgage Group

On January 6, 2006, the Company completed the acquisition of the assets of Associates Mortgage Group, a mortgage banking operation and related title services company located in Louisville, Kentucky for $250,000 in cash, plus potential future cash payments as discussed below. The purchase price was allocated to the assets and liabilities acquired, then to goodwill. Under the terms of the Asset Purchase Agreement, the Company has agreed to pay additional consideration in future periods, based upon the attainment by the acquired entity of defined operating objectives. In accordance with Statement of Financial Accounting Standard No. 141, Business Combinations, the Company will not accrue contingent consideration obligations before attainment of the objectives. Maximum potential future consideration pursuant to such arrangement, to be resolved over the following two years, is $350,000. Any such payments would result in an increase in goodwill. No such payments were made during 2006.

Citizens Financial Acquisition:

On January 31, 2005, the Company acquired 100% of the outstanding shares of Citizens Financial Bank. Operating results of Citizens Financial Bank are included in the consolidated financial statements since the date of the acquisition. As a result of this acquisition, the Company expects to further solidify its market share in the Glasgow, Kentucky market, expand its customer base to enhance deposit fee income, provide an opportunity to market additional products and services to new customers, and reduce operating costs through economies of scale.

The aggregate purchase price was $4,121,000, paid in cash. The purchase price resulted in approximately $974,000 in goodwill, and $189,000 in core deposit intangibles. The intangible assets will be amortized over 10 years, using a straight-line method. Goodwill will not be amortized but instead evaluated periodically for impairment.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

(in thousands)
Securities available for sale	$5,622
Loans, net	26,944
Goodwill	974
Core deposit intangibles	189
Other assets	4,215

Total assets acquired	37,944

Deposits	(31,138)
Other liabilities	(2,685)

Total liabilities assumed	(33,823)

Net assets acquired	$4,121

Acquisition of Minority Interest:

On December 31, 2005, the Company acquired 1,715,000 shares (or 33%) of Ascencia Bancorp, Inc. which was owned by 150 shareholders. The aggregate purchase price of $17.2 million consisted of $5.3 million in cash and 464,223 shares of Company convertible non-voting common stock. The purchase price resulted in approximately $8.1 million in goodwill. An independent financial advisor issued a fairness opinion that the terms of the Ascencia Bancorp, Inc. transaction were fair to the Ascencia shareholders from a financial perspective.

Goodwill will not be amortized but instead evaluated periodically for impairment. Additionally, all other assets and liabilities were recorded and adjusted to their approximate fair values.

As a result of the transaction, the Company acquired 100% ownership of Ascencia, the wholly owned subsidiary bank of Ascencia Bancorp, Inc. On December 31, 2005, Ascencia merged with PBI Bank, formerly The Central Bank USA.

NOTE 18—MERGER OF ENTITIES UNDER COMMON CONTROL

On December 31, 2005, the Company merged the remaining interests in BBA, Inc. and Mammoth Bancorp, Inc. into Porter Bancorp, Inc. As a result, the Company owned 100% in Bullitt and Brownsville, the wholly owned subsidiary banks of BBA and Mammoth, respectively. On December 31, 2005, both Bullitt and Brownsville merged with PBI Bank, formerly The Central Bank USA. The Company acquired 75% of BBA, Inc. which was owned by William G. Porter Revocable Trust (Trust), a trust of the brother of the chairman of the Company, owning 20,384 shares or 41%; J. Chester Porter (Mr. Porter), the chairman and a majority stockholder of the Company owning 14,082 shares or 28%; and Maria L. Bouvette (Ms. Bouvette), the president and a majority stockholder of the Company owning 3,198 shares or 6%. Mr. Porter, Ms. Bouvette, and the Trust are a controlled group for accounting purposes. The Company issued 868,224 shares of convertible non-voting common stock to all three shareholders and a $6.5 million note payable to the Trust in exchange for their respective interests. The transaction was accounted for as a transfer between entities under common control and recorded at its historical cost. The note payable of $6.5 million was recorded as a reduction of retained earnings.

The Company acquired 325 shares (or 33%) of Mammoth Bancorp, Inc. which was owned by William G. Porter Revocable Trust. While the aggregate purchase price of Mammoth was a $3 million note payable, the transaction was accounted for as a transfer between entities under common control and was recorded at its historical cost. The note payable of $3 million was recorded as a reduction of retained earnings.

NOTE 19—EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2006	2005	2004
	(in thousands, except share and per share data)
Basic
Net income	$14,339	$14,615	$10,887

Weighted average voting and convertible non-voting common shares outstanding	6,678,337	5,869,496	5,868,224

Basic earnings per common share	$2.15	$2.49	$1.86

Diluted
Weighted average voting and convertible non-voting common shares outstanding	6,678,337	5,869,496	5,868,224
Add: dilutive effects of assumed exercises of stock options and unvested shares	—	—	—

Average shares and potential common shares	6,678,337	5,869,496	5,868,224

Diluted earnings per common share	$2.15	$2.49	$1.86

Unvested shares of common stock of 40,000 for 2006 and stock options for 251,820 shares of common stock for 2006, and 194,004 shares of common stock for 2005 and 2004, were not considered in computing diluted earnings per common share because they were anti-dilutive.

NOTE 20—OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2006	2005	2004
	(in thousands)
Unrealized holding gains (losses) on available-for-sale securities	$1,040	$(1,982)	$(526)
Reclassification adjustment for gains (losses) realized in income	(50)	(19)	(98)

Net unrealized gains (losses)	990	(1,963)	(428)
Tax effect	(336)	521	182

Net-of-tax amount	$654	$(1,442)	$(246)

NOTE 21—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Porter Bancorp Inc. is presented as follows:

CONDENSED BALANCE SHEETS

December 31,

	2006	2005
	(in thousands)
ASSETS
Cash and cash equivalents	$19,961	$6,346
Securities available-for-sale	4,160	3,826
Investment in banking subsidiaries	108,340	99,471
Investment in and advances to other subsidiaries	778	777
Other assets	2,731	2,395

Total assets	$135,970	$112,815

LIABILITIES AND SHAREHOLDERS’ EQUITY
Debt	$25,775	$35,375
Accrued expenses and other liabilities	1,849	5,564
Shareholders’ equity	108,346	71,876

Total liabilities and shareholders’ equity	$135,970	$112,815

CONDENSED STATEMENTS OF INCOME

Years ended December 31,

	2006	2005	2004
	(in thousands)
Interest income	$452	$310	$641
Dividends from subsidiaries	8,066	9,604	6,648
Other income	1,431	1,190	1,191
Interest expense	(2,614)	(878)	(568)
Other expense	(2,636)	(2,032)	(1,716)

Income before income tax and undistributed subsidiary income	4,699	8,194	6,196
Income tax expense (benefit)	(1,131)	(197)	—
Equity in undistributed subsidiary income	8,509	6,224	4,691

Net income	$14,339	$14,615	$10,887

CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31,

	2006	2005	2004
	(in thousands)
Cash flows from operating activities
Net income	$14,339	$14,615	$10,887
Adjustments:
Equity in undistributed subsidiary income	(8,509)	(6,224)	(4,691)
Change in other assets	(849)	(709)	(235)
Change in other liabilities	(3,715)	167	19
Other	491	70	(5)

Net cash from operating activities	1,757	7,919	5,975

Cash flows from investing activities
Investments in subsidiaries	—	(11,300)	(3,248)
Purchase of securities	(47)	(236)	(1,443)
Sales of securities	185	453	1,462
Other	—	5,289	(3,002)

Net cash from investing activities	138	(5,794)	(6,231)

Cash flows from financing activities
Proceeds of borrowings	—	12,372	8,248
Repayment of borrowings	(9,600)	—	—
Proceeds from sale of common stock, net	26,660	—	—
Dividends paid	(5,340)	(9,855)	(6,656)

Net cash from financing activities	11,720	2,517	1,592

Net change in cash and cash equivalents	13,615	4,642	1,336
Beginning cash and cash equivalents	6,346	1,704	368

Ending cash and cash equivalents	$19,961	$6,346	$1,704

NOTE 22—QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share
				Basic	Diluted
	(in thousands, except per share data)
2006
First quarter	$16,987	$9,044	$3,403	$.54	$.54
Second quarter	17,947	9,410	3,430.54		.54
Third quarter	18,564	9,279	3,809.59		.59
Fourth quarter	19,365	9,508	3,697.48		.48

2005
First quarter	$13,983	$8,482	$3,321	$.57	$.57
Second quarter	15,031	8,862	3,539.60		.60
Third quarter	15,903	9,240	3,704.63		.63
Fourth quarter	17,137	9,805	4,051.69		.69

Appendix A

AGREEMENT AND PLAN OF MERGER

This is an Agreement and Plan of Merger (this “Agreement”) dated as of June 16, 2007, among: (a) Porter Bancorp, Inc., a Kentucky corporation (“Porter Bancorp”); (c) PBIB Corporation, Inc., a Kentucky corporation which is wholly owned by Porter Bancorp (“Merger Subsidiary”); and (d) Ohio County Bancshares, Inc., a Kentucky corporation (“Company”). Kentucky Trust Bank, a Kentucky banking corporation (the “Bank”), joins in this Agreement for the limited purposes set forth herein.

RECITALS

The parties desire that Company be merged into Merger Subsidiary, and subject to the terms and conditions of this Agreement, Porter Bancorp will acquire all of the issued and outstanding shares of capital stock of Company and all of the rights of holders of unexercised Company stock options in exchange for consideration in the aggregate of approximately $12,000,000 in a combination of shares of Porter Bancorp voting common stock (“Porter Bancorp Shares”) and cash (said transaction being hereinafter referred to as the “Merger”), of which between 40% and 50% will be payable in cash and between 50% and 60% will be payable in Porter Bancorp Shares, each as provided herein.

As a condition and inducement to Porter Bancorp’s willingness to enter into this Agreement, certain shareholders are entering into an agreement, concurrently with the execution of this Agreement, in the form of Annex A hereto (collectively, the “Voting Agreements”) pursuant to which such shareholders have agreed, among other things, to vote their Company Common Shares in favor of this Agreement.

The parties also desire to make certain representations, warranties, covenants and agreements in connection with the Merger as set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1

Definitions

When used herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Proposal” means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Company or the Bank or any proposal or offer to acquire in any manner 25% or more of the equity securities in, or 25% or more of the assets of, Company or the Bank, other than the transactions contemplated by this Agreement.

“Additional Capital Amount” means the sum of any payments made (i) to transition or terminate Company’s or the Bank’s data processing agreements as contemplated by Section 5.20, plus (ii) to the Bank’s former president in settlement of claims or judgments, if any, she may have arising from her termination of employment with the Bank or under the deferred compensation agreement or stock option agreement, each dated January 1, 2006 and entered into with Company, to which she is a party.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person.

“Articles of Merger” shall mean the Articles of Merger required to be filed with the office of the Secretary of State of the Commonwealth of Kentucky to consummate the Merger, as provided in the KBCA.

“Average Porter Closing Price” shall have the meaning set forth in Section 2.05(a).

“Bank Executives” shall mean Scott Turner, Karen Glenn and Kevin Simpson.

“Bank Holding Company Act” shall mean the Bank Holding Company Act of 1956, as amended.

“Business Day” shall mean all days other than Saturdays, Sundays and Federal Reserve Board holidays.

“Cash Exchange Amount” shall have the meaning set forth in Section 2.05(a).

“CERCLA” shall mean the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq.

“Claims” shall mean all claims of any kind or actions, suits, proceedings, arbitrations or investigations asserted by or against either Company or the Bank, whether actual or, to the knowledge of Company, threatened, against or affecting Company Common Shares, the common capital stock of the Bank or Company’s or the Bank’ business, prospects, conditions (financial or otherwise) or assets or against any officer, director or employee of Company or the Bank (where such Claims against any officer, director or employee of Company or the Bank arise or might arise in connection with actions taken or omitted or alleged to have been taken or omitted by such officer, director or employee in his or her capacity as an officer, director or employee of Company or the Bank).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commission” shall mean the Securities and Exchange Commission.

“Company Board” shall mean the Board of Directors of Company.

“Company Common Shares” shall mean the shares of voting common stock, no par value, of Company.

“Company Disclosure Memorandum” shall mean the written memorandum (with attachments), dated as of the date of this Agreement and delivered not later than the date of execution of this Agreement by Company to Porter Bancorp, and describing in reasonable detail the matters contained therein. Each disclosure made therein shall specifically reference each Section of this Agreement under which such disclosure is made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section of this Agreement in the Company Disclosure Memorandum, to the extent the relevance to such other section of this Agreement is reasonably apparent on the face of such disclosure.

“Company Financial Statements” shall mean (i) the consolidated statements of financial condition (including related notes and schedules, if any) of Company as of December 31, 2006, 2005 and 2004, with year-to-date quarterly information through March 31, 2007, and the related consolidated statements of income, shareholders’ equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 2006, 2005 and 2004, with year-to-date information through March 31, 2007, and (ii) the monthly unaudited consolidated balance sheets of Company and the related consolidated statements of income, shareholders’ equity and cash flows.

“CRA” shall mean the Community Reinvestment Act of 1977, as amended.

“Deferred Compensation Agreements” shall mean the deferred compensation agreements between each of the Bank Executives and Company or the Bank listed in Section 1 of the Company Disclosure Memorandum.

“Determination Date” shall have the meaning set forth in Section 2.05(a).

“Disclosed” shall mean disclosed in the Company Disclosure Memorandum, referencing the Section number herein pursuant to which such disclosure is being made.

“Dissenting Holders” shall mean shareholders who do not vote in favor of the Merger or consent thereto in writing and who have properly given notice and demanded in writing payment for their Company Common Shares in accordance with Subtitle 13 of the KBCA.

“Dissenting Shares” shall mean Company Common Shares held by Dissenting Holders.

“Election Deadline” shall mean 5:00 p.m. (Louisville, Kentucky time) on the last day of the Election Period.

“Election Form” shall mean the election form and a letter of transmittal, which forms shall be in form as Company and Porter shall mutually agree.

“Election Period” shall mean such period of time occurring between (i) the date of the mailing by Company of the Election Form and (ii) three (3) Business Days prior to the Effective Time, within which shareholders may validly elect the form of Merger Consideration set forth in Section 2.05(b) that they will receive.

“Employee Benefit Plan(s)” shall have the meaning ascribed to it in Section 3(3) of ERISA, and the regulations promulgated thereunder.

“Employee Pension Benefit Plan(s)” shall have the meaning ascribed to it in Section 3(2) of ERISA.

“Environmental Claim” means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup or remediation costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from a violation of the Environmental Laws or the presence or release into the environment of any Hazardous Substances.

“Environmental Laws” means all applicable federal, state and local laws and regulations, as amended, relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over and including common law in respect of, pollution or protection of the environment, including without limitation CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other laws and regulations relating to emissions, discharges, releases, or threatened releases of any Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Substances.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and any successor statute of similar import, together with the regulations thereunder, in each case as in effect from time to time.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean PBI Bank.

“Financial Advisor” shall mean Mercer Capital Management, Inc., Memphis, Tennessee.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” shall mean generally accepted accounting principles in the United States as recognized by the American Institute of Certified Public Accountants, as in effect from time to time, consistently applied and maintained on a consistent basis.

“Hazardous Substances” means any substance or material (i) identified in CERCLA; (ii) determined to be toxic, a pollutant or a contaminant under any applicable federal, state or local statutes, law, ordinance, rule or regulation, including but not limited to petroleum products; (iii) asbestos; (iv) radon; (v) poly-chlorinated biphiphenyls and (vi) such other materials, substances or waste which are otherwise dangerous, hazardous, harmful to human health or the environment.

“IRS” shall mean the Internal Revenue Service.

“KBCA” shall mean the Kentucky Business Corporation Act.

“KOFI” shall mean the Kentucky Office of Financial Institutions.

“Material Adverse Effect” shall mean, with respect to any party, any change, circumstance, development, condition, or occurrence or effect which, individually or in the aggregate with all other changes, circumstances, developments, conditions, occurrences, and effects (including all breaches of a representation or warranty set forth in this Agreement), has a material adverse effect on (a) the business, business prospects, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, or (b) such party’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect on the referenced party the primary cause of which is (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities that generally affect the banking or bank holding company business to the extent not effecting a party to a materially greater extent than it affects other Persons in the bank or bank holding company business, (ii) any change in GAAP or regulatory accounting requirements applicable to financial institutions or their holding companies generally, (iii) any change, circumstance, development, condition or occurrence in economic, business or financial conditions generally or affecting the banking or bank holding company business to the extent not effecting a party to a materially greater extent than it affects other Persons in the bank or bank holding company business, (iv) actions or omissions taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby or taken as specifically provided in this Agreement, and (v) direct effects of the Agreement on the operating performance of the parties, including reasonable expenses incurred by the parties in consummating the transactions contemplated by this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 2.05(a).

“Person” shall mean any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other entity or group of any of the foregoing acting in concert.

“Porter Bancorp Entity” shall mean Porter Bancorp or any Subsidiary of Porter Bancorp.

“Porter Bancorp Common Stock” shall mean Porter Bancorp’s voting common stock.

“Proxy Statement” shall mean the proxy statement, together with any supplements thereto, to be sent to shareholders of Company to solicit their votes in connection with a proposal to approve this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Laws” shall mean: the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939 as amended; and, in each case, the rules and regulations of the Commission promulgated thereunder.

“Share Exchange Amount” shall have the meaning set forth in Section 2.05(a).

“Specified Shareholders” shall mean the Persons listed on Annex B to this Agreement.

“Stock Options” shall mean, collectively, outstanding and unexercised options granted under the Stock Option Agreements to acquire Company Common Shares.

“Stock Option Agreements” shall mean the stock option agreements between each of the Bank Executives and Company or the Bank listed in Section 1 of the Company Disclosure Memorandum.

“Subsidiaries” shall mean all those corporations, associations, or other business entities of which the entity in question either owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (in determining whether one entity owns or controls 50% or more of the outstanding equity securities of another, equity securities owned or controlled in a fiduciary capacity shall be deemed owned and controlled by the beneficial owner).

“Superior Proposal” shall mean an Acquisition Proposal that is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal, and if consummated, is reasonably likely to result in a transaction more favorable to the shareholders of Company from a financial point of view than the Merger.

“TILA” shall mean the Truth in Lending Act, as amended.

“Tangible Capital” shall mean (i) capital, calculated according to GAAP, less (ii) “intangible assets” (as defined according to GAAP), as reported (or reportable) in Company’s Report of Condition and Income filed (or to be filed) with the Board of Governors of the Federal Reserve System.

SECTION 2

The Merger

2.01 Merger. Upon the terms and conditions set forth in this Agreement at the Effective Time (as defined in Section 2.03), Company shall be merged with and into Merger Subsidiary in a statutory merger effected in accordance with the provisions of this Agreement and the KBCA. As provided by KRS 271B.11-060, when the Merger takes effect at the Effective Time, the separate corporate existence of Company shall cease and Merger Subsidiary shall continue as the surviving corporation and shall succeed to and assume all the rights and obligations of Company. In its capacity as the surviving corporation of the Merger, Merger Subsidiary is sometimes referred to herein as the “Surviving Corporation.”

2.02 The Closing. A “Closing” shall take place at the offices of Porter Bancorp, Inc., 2500 Eastpoint Parkway, Louisville, Kentucky, 40223, at a time and on a date to be specified by Porter Bancorp, which shall not be before the third Business Day following the date Porter Bancorp reasonably expects all of the conditions set forth in Section 6 to have been satisfied (excluding those conditions that cannot be satisfied until the date of Closing), or, except in the case of receipt of the approvals of the Company shareholders and regulatory authorities described in Section 6, waived (by the party entitled to the benefit thereof), or at such other time and date as Company and Porter Bancorp may agree in writing (the “Closing Date”). At the Closing, (a) Porter Bancorp, Merger Subsidiary and Company shall each provide to the other such proof or indication of satisfaction of the conditions set forth in Section 6 as the other may have reasonably requested; (b) the certificates, letters, and opinions required by Section 6 shall be delivered; (c) Porter Bancorp, Merger Subsidiary, and Company shall cause the Articles of Merger to be filed with the Secretary of State of the Commonwealth of Kentucky; and (d) Porter Bancorp, Merger Subsidiary, Company and the Bank shall execute and deliver to each other all other instruments and assurances, and do all things, reasonably necessary and proper to effect the Merger and other transactions contemplated hereby.

2.03 The Effective Time. Subject to the satisfaction or, if permissible, the waiver of the conditions set forth in Section 6, the parties hereto shall cause the Closing to occur. The Merger shall become effective at 5:00 p.m. on the date that the Articles of Merger are filed with the Secretary of State of the Commonwealth of Kentucky, unless a later time is so specified in the Articles of Merger which shall be no later than one (1) Business Day after the Closing. The date and time at which the Merger shall become effective is referred to in this Agreement as the “Effective Time.”

2.04 Effect of Merger.

(a) From and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and in the applicable provisions of the KBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Company shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(b) The Articles of Incorporation and Bylaws of Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Corporation at the Effective Time until changed or amended in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation and with applicable law.

(c) The members of the Board of Directors of Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the members of the Board of Directors of the Surviving Corporation at the Effective Time.

(d) The officers of Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the officers of the Surviving Corporation at the Effective Time.

2.05 Conversion of Shares. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of the holders thereof:

(a) Outstanding Company Common Shares. Except as otherwise provided in this Section 2.05, at the Effective Time, each Company Common Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and at the Effective Time, be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in Section 2.05(b), (e), (h) and (i)) into the right to receive either (i) a number of Porter Bancorp Shares per Company Common Share equal to the Share Exchange Amount, (ii) an amount of cash per Company Common Share equal to $297.34 (the “Cash Exchange Amount”); or (iii) a combination of Porter Bancorp Shares and cash, as more fully set forth in Section 2.05(b)(iii).

The “Share Exchange Amount” shall mean 12.80 Porter Bancorp Shares for each Company Common Share; provided however, that if on the Determination Date the Average Porter Closing Price

shall be less than or equal to $20.91 (10% reduction) or greater than or equal to $25.55 (10% increase), then the Share Exchange Amount shall be adjusted to a number (rounded to the hundredth) equal to $297.34 divided by the Average Porter Closing Price.

The “Average Porter Closing Price” shall mean the average of the NASDAQ Official Closing Price per share of Porter Bancorp Common Stock on The NASDAQ Global Market, as determined by NASDAQ and reported on the website of www.nasdaq.com for the 10 trading days ending on the last trading day before the Determination Date. If Porter Bancorp declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the closing price per share of Porter Bancorp Common Stock will be appropriately adjusted for the purpose of determining the Average Porter Closing Price.

“Determination Date” shall mean the third Business Day preceding the Closing Date as determined pursuant to Section 2.02 (the third Business Day to be determined by counting the first Business Day preceding the Closing Date as the first day).

Subject to adjustment for cash paid in lieu of fractional shares in accordance with Section 2.06 and the satisfaction of the Continuity of Interest Test described in Section 6.01(i), it is understood and agreed that the aggregate consideration will be a mixture of Porter Bancorp Shares and cash, with a minimum of 50% and a maximum of 60% of the Company Common Shares issued and outstanding as of the Effective Time being exchanged for Porter Bancorp Shares and a minimum of 40% and maximum of 50% of the Company Common Shares issued and outstanding as of the Effective Time being exchanged for cash (collectively, the “Merger Consideration”).

Notwithstanding anything in this Agreement to the contrary: (i) if the sum of Company’s Tangible Capital on the Closing Date plus the Additional Capital Amount (the sum of which is referred to herein as “Closing Capital”) shall be lower than $6,000,000, then the Merger Consideration shall be reduced by $1.00 for each $1.00 (rounded to the nearest dollar) that Company’s Closing Capital is below $6,000,000 (the “Reduction Amount”), and the Share Exchange Amount and Cash Exchange Amount will be proportionately adjusted on a percentage basis in relation to the effect the Reduction Amount has on the Merger Consideration on the Closing Date; and (ii) in the event any Stock Options are exercised prior to the Effective Time, the Share Exchange Amount and Cash Exchange Amount will be proportionately adjusted to reflect the increased number of outstanding Company Common Shares.

(b) Election as to Outstanding Company Common Shares. Company shareholders shall have the following alternatives in connection with the exchange of their Company Common Shares in connection with the Merger (which alternatives shall, in each case, be subject to the allocation procedures set forth in Sections 2.05(h) and (i)):

(i) At the option of the holder, all of the such holder’s Company Common Shares shall be converted into the right to receive Porter Bancorp Shares equal to the Share Exchange Amount (such election, the “All Stock Election”); provided, however, that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 2.06; or

(ii) At the option of the holder, all of such holder’s Company Common Shares shall be converted into the right to receive cash (payable by check) at the Cash Exchange Amount (such election, the “All Cash Election”); or

(iii) At the option of the holder, any whole number of such holder’s Company Common Shares shall be converted into the right to receive Porter Bancorp Shares equal to the Share Exchange Amount and the remainder of such holder’s Company Common Shares deposited with the Exchange Agent shall be converted into the right to receive cash (payable by check) at the rate of the Cash Exchange Amount (such election, the “Mixed Election”); provided, however, that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 2.06; or

(iv) If no election is made by the holder by the Election Deadline, all of such holder’s Company Common Shares will be converted into the right to receive (A) Porter Bancorp Shares as set forth in Section 2.05(b)(i), (B) cash as set forth in Section 2.05(b)(ii), or (C) any combination of Porter Bancorp Shares and cash as determined by Porter Bancorp or, at Porter Bancorp’s direction, by the Exchange Agent equal to the Share Exchange Amount and Cash Exchange Amount, as applicable; provided, however, that (A) fractional shares will not be issued and cash will be paid in lieu thereof as provided in Section 2.06, and (B) Porter Bancorp or the Exchange Agent, as the case may be, shall make such determination so as to comply with the Continuity of Interest Test to the extent possible. Such Company Common Shares will be allocated by the Exchange Agent pro rata among non-electing holders based upon the number of Company Common Shares for which an election has not been received by the Election Deadline in order to (A) achieve the overall ratio of a minimum of 50% and a maximum of 60% of Company Common Shares to be converted into the right to receive Porter Bancorp Shares and a minimum of 40% and a maximum of 50% of Company Common Shares to be converted into the right to receive cash, as determined by Porter Bancorp, in its sole discretion, and (B) satisfy the elections made by Company shareholders to the greatest extent possible. Notice of such allocation shall be provided promptly to each shareholder whose Company Common Shares are allocated pursuant to this Section 2.05(b)(iv).

(v) Notwithstanding any other provision of this Agreement, if any holder of Company Common Shares fails to complete and submit an Election Form prior to the Election Deadline, all of such holder’s Company Common Shares shall be converted into the right to receive Porter Bancorp Shares, cash or any combination of Porter Bancorp Shares and cash as determined by Porter as set forth in Section 2.05(b)(iv).

(c) Shares held by Porter Bancorp. Each Company Common Share held by Porter Bancorp, if any, immediately prior to the Effective Time, shall be cancelled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

(d) Outstanding Porter Bancorp and Merger Subsidiary Shares. Each Porter Bancorp Share issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unaffected by the Merger. Each share of Merger Subsidiary’s common stock issued and outstanding at the Effective Time shall remain issued and outstanding and shall be unaffected by the Merger.

(e) Procedures for Election. No later than fifteen (15) Business Days prior to the anticipated Effective Time, the Exchange Agent shall mail the Election Form to each holder of record of a certificate(s) that on the date of mailing of such Election Forms represented outstanding Company Common Shares (“Company Certificates”).

(f) Perfection of the Election Period. An election (“Election”) shall be considered to have been validly made by a Company shareholder only if the Exchange Agent shall have received an Election Form properly completed and executed by such shareholder and accompanied by a copy of the certificate(s) representing all Company Common Shares covered by the Election Form and such Election Form shall have been received by the Exchange Agent prior to the Election Deadline.

(g) Withdrawal of Election. Any Company shareholder may at any time prior to the Election Deadline revoke its election and either (i) submit a new Election Form in accordance with the procedures in Section 2.05(f), or (ii) withdraw the Election Form by providing written notice that is received by the Exchange Agent by 5:00 p.m. (Louisville, Kentucky time) on the Business Day prior to the Election Deadline. Elections shall be automatically revoked without any action by a Company shareholder if this Agreement is terminated.

(h) Reduction of Shares Deposited for Cash. If, at the Effective Time, (x) the number of Company Common Shares issued and outstanding that have, at the Election Deadline, been designated in the Elections to be exchanged for cash pursuant to the All Cash Election and the Mixed Election and not withdrawn pursuant to Section 2.05(g) (including Company Common Shares for which no Election has been made by the holder by the Election Deadline and which are allocated to be converted into cash pursuant to Section 2.05(b)(iv)) (“Cash Election Shares”), plus (y) the number of Dissenting Shares, exceeds 50% of the total number of issued and outstanding Company Common Shares at the Effective Time, the Exchange Agent will promptly eliminate from the Cash Election Shares a sufficient number of Cash Election Shares so that the number of Cash Election Shares plus the number of Dissenting Shares equals 50% of the total number of Company Common Shares issued and outstanding at the Effective Time. After giving effect to Section 2.05(b)(iv), such elimination will be effected as follows:

(i) The Exchange Agent will eliminate or cause to be eliminated from the Cash Election Shares, and will add or cause to be added to the number of Company Common Shares issued and outstanding that, at the Election Deadline, have been designated in the Elections to be exchanged for Porter Bancorp Shares pursuant to the All Stock Election and the Mixed Election and not withdrawn pursuant to Section 2.05(g) (including Company Common Shares for which no Election has been made by the holder by the Election Deadline and which are allocated to be converted into Porter Bancorp Shares pursuant to Section 2.05(b)(iv)) (“Stock Election Shares”), on a pro rata basis in relation to the total number of Cash Election Shares, such whole number of Cash Election Shares as may be necessary so that the number of Cash Election Shares remaining plus the Dissenting Shares equals 50% of the Company Common Shares issued and outstanding as of the Effective Time;

(ii) All Company Common Shares that are eliminated pursuant to Section 2.05(h)(i) from being Cash Election Shares shall be converted into the right to receive Porter Bancorp Shares as provided by Sections 2.05(b)(i) and 2.05(b)(iii); and

(iii) Notice of such allocation shall be provided promptly to each shareholder whose Company Common Shares are eliminated from being Cash Election Shares pursuant to Section 2.05(h)(i).

(i) Increase of Shares Deposited for Cash. If, at the Effective Time, (x) the number of Cash Election Shares plus (y) the number of Dissenting Shares, is less than 40% of the total number of issued and outstanding Company Common Shares at the Effective Time, the Exchange Agent will promptly add to the Cash Election Shares a sufficient number of Stock Election Shares so that the number of Cash Election Shares plus the number of Dissenting Shares equals 40% of the total number of Company Common Shares issued and outstanding at the Effective Time. After giving effect to Section 2.05(b)(iv), such addition will be effected as follows:

(i) The Exchange Agent will eliminate or cause to be eliminated from the Stock Election Shares, and will add or cause to be added to the number of Cash Election Shares, on a pro rata basis in relation to the total number of Stock Election Shares, such whole number of Stock Election Shares as may be necessary so that the number of Cash Election Shares remaining plus the Dissenting Shares equals 40% of the total number of Company Common Shares issued and outstanding as of the Effective Time;

(ii) All Stock Election Shares that are eliminated pursuant to Section 2.05(i)(i) shall be converted into the right to receive cash, as provided by Sections 2.05(b)(ii) and 2.05(b)(iii); and

(iii) Notice of such allocation shall be provided promptly to each shareholder whose Company Common Shares are converted to Cash Election Shares pursuant to Section 2.05(i)(i).

2.06 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of Company Common Shares converted into the right to receive the Merger Consideration pursuant to the Merger who would otherwise have been entitled to receive a fractional Porter Bancorp Share (after taking into account shares evidenced by all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest), rounded to the nearest cent, determined by multiplying such fractional Porter Bancorp Share by the product of (x) the Average Porter Closing Price divided by (y) the Share Exchange Amount (subject to a proportionate adjustment, as appropriate, pursuant to Section 2.08). No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional shares.

2.07 Surrender of Certificates.

(a) At or prior to the Closing, Porter Bancorp shall deposit, or shall cause to be deposited, with the Exchange Agent, which shall hold in trust for the benefit of Company shareholders entitled thereto pursuant to the terms of this Agreement, certificates representing Porter Bancorp Shares and an estimated amount of cash to be paid pursuant to Section 2.05 in exchange for outstanding Company Common Shares to which holders of Company Common Shares shall be entitled at the Effective Time pursuant to Sections 2.05 and 2.06. Porter shall make available directly or indirectly to the Exchange Agent, from time to time as needed, cash sufficient to pay cash in lieu of fractional Company Common Shares pursuant to Section 2.06.

(b) On the Closing Date, Porter Bancorp shall have available for delivery to the Company shareholders, and as soon as reasonably practicable after the Effective Time and no later than five (5) Business Days thereafter, the Exchange Agent shall mail to each holder of record of a Company Certificate(s) that immediately prior to the Effective Time represented outstanding Company Common Shares that were converted into the right to receive the Merger Consideration pursuant to Section 2.05, (i) a letter of transmittal which letter shall be in customary form and reasonably acceptable to Company, and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for the Merger Consideration. Upon surrender of a Company Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other documents reasonably required by the Exchange Agent in accordance with customary exchange practices, the holder of the Company Certificate shall be entitled to receive in exchange therefor the Merger Consideration that such holder has the right to receive in respect of the Company Certificates surrendered pursuant to Section 2.05 (after taking into account all Company Common Shares held by such holder immediately prior to the Effective Time). The Exchange Agent shall make such payments and/or issue certificates representing the Porter Bancorp Shares to which such holder was entitled (“Porter Certificates”) no later than five (5) Business Days following receipt of all of the documents referenced in the previous sentence in their proper form. In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of Company, the aggregate Merger Consideration due may be issued to a transferee if the Company Certificate representing such Company Common Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.07, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the aggregate Merger Consideration due.

(c) In the event any Company Certificates have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of the facts relating thereto by the holder(s) thereof, the consideration as may be required pursuant thereto; provided, however, that Porter Bancorp may, in its discretion, and as a condition precedent to the issuance thereof, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Porter Bancorp or Company or any other party with respect to the Certificates alleged to have been lost, stolen or destroyed.

(d) Any portion of the Merger Consideration that remains undistributed to the holders of Company Certificates for one year after the Effective Time shall be delivered to Porter Bancorp or otherwise on the instruction of Porter Bancorp, and any holders of the Company Certificates who have not theretofore complied with this Section 2.07 shall thereafter look only to Porter Bancorp for the Merger Consideration with respect to the Company Common Shares formerly represented thereby to which such holders are entitled pursuant to Section 2.05 and 2.06 of this Agreement. Any such portion of the Merger Consideration remaining unclaimed by holders of Company Common Shares five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become subject to the abandoned property law of any jurisdiction) shall, to the extent permitted by law, become the property of Porter Bancorp free and clear of any claims or interest of any Person previously entitled thereto.

(e) No dividends or other distributions with respect to the Porter Bancorp Shares with a record date occurring on or after the Effective Time shall be paid to the holder of any unsurrendered Company

Certificate(s) representing Company Common Shares converted in the Merger into the right to receive such Porter Bancorp Shares until the holder thereof shall be entitled to receive Porter Certificates in exchange therefore in accordance with the procedures set forth in this Section 2.07. After becoming so entitled to receive Porter Certificates in accordance with this Section 2.07, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to Porter Bancorp Shares such holder had the right to receive upon surrender of the Company Certificates.

(f) The Exchange Agent shall invest any cash portion of the Merger Consideration as directed by Porter Bancorp, provided that such investments shall be invested solely in Federal Obligations and in agreements to repurchase Federal Obligations that are at least 100% collateralized by Federal Obligations marked to market on a daily basis. Any interest and other income resulting from such investments shall promptly be paid to Porter Bancorp.

(g) Porter Bancorp shall deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder or any provision of applicable law. To the extent that amounts are so deducted and withheld by Porter Bancorp, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Shares in respect to which such deduction and withholding were made by Porter Bancorp.

(h) None of Porter Bancorp, the Surviving Corporation, Company or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.08 Anti-Dilution Provisions. In the event Porter Bancorp changes (or establishes a record date for changing) the number of Porter Bancorp Shares issued and outstanding between the date hereof and the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding Porter Bancorp Shares and the record date therefore shall be prior to the Effective Time, the Porter Bancorp Shares to be issued to Company shareholders as part of the Merger Consideration and the Share Exchange Amount shall be proportionately adjusted.

2.09 Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, Company Common Shares outstanding immediately prior to the Effective Time and that are held by shareholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have properly given notice and demanded in writing payment for such shares in accordance with Subtitle 13 of the KBCA (“Dissenting Holders” and the Company Common Shares held by such Dissenting Holders are collectively referred to herein as the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration provided in Section 2.05, provided, however, all such Dissenting Shares shall cause a reduction at the Effective Time in the cash portion of the Merger Consideration as provided in Section 2.05. Dissenting Holders shall be entitled to receive payment of the fair value of such Company Common Shares held by them in accordance with the provisions of KRS 271B.13-250 of the KBCA, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to payment for such Company Common Shares under Subtitle 13 of the KBCA shall thereupon be deemed to have been converted into the right to receive and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration as determined pursuant to Section 2.05(b)(iv), without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Company Common Shares in accordance with Section 2.07.

2.10 Stock Transfer Books. The stock transfer books of Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Company Common Shares thereafter on the records of Company. On or after the Effective Time, any Company Certificates presented to the Exchange Agent, Porter Bancorp or the Surviving Corporation for any reason shall be converted into the right to receive the Merger Consideration with respect to the Company Common Shares formerly represented thereby.

2.11 Bank Merger. If and as requested by Porter Bancorp, Company and the Bank agree to cooperate with Porter Bancorp and take all action necessary and appropriate, including causing the entering into of an appropriate merger agreement (the “Bank Merger Agreement”), to cause the Bank to merge with and into PBI Bank, Inc. (the “Bank Merger”), at or promptly after the Effective Time and in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement.

SECTION 3

Representations and Warranties of Company

Except as Disclosed in the Company Disclosure Memorandum delivered by Company to Porter Bancorp concurrently herewith, Company represents and warrants to Porter Bancorp and Merger Subsidiary as follows:

3.01 Organization and Qualification. Company is a Kentucky corporation, duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky. The Bank is a Kentucky banking corporation, duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky and is authorized to transact a banking business in Kentucky. Company and the Bank have all requisite corporate power and authority to own and lease their property and to conduct their businesses as they are now being conducted. Neither the character of the property owned or leased by Company or the Bank, nor the nature of the activities conducted by Company or the Bank makes it necessary for Company or the Bank to qualify as a foreign corporation or entity in any jurisdiction. The Bank is a member in good standing of and all eligible accounts of deposit in the Bank are insured by the FDIC, to the fullest extent permitted by law.

3.02 Authorization. Company and the Bank have the full right, corporate power and authority to enter into, execute, deliver and perform, subject to approval of the holders of a majority of the issued and outstanding Company Common Shares (“Company Requisite Vote”), their obligations under this Agreement. Except for the Company Requisite Vote, the execution, delivery and performance of this Agreement by Company and the transactions contemplated hereby have been duly authorized and approved by all requisite corporate action on the part of Company and the Bank. The Board of Directors of Company and the Bank have adopted and/or approved this Agreement. This Agreement constitutes a valid and legally binding obligation of Company and the Bank, subject to (a) applicable bankruptcy, insolvency and similar laws now or thereafter in effect concerning creditors’ rights and remedies generally and (b) general principles of equity, whether applied in a court of law or a court of equity. Neither Company nor the Bank has a legal obligation, absolute or contingent, to any other Person (a) to sell any substantial part of its assets, or to sell any of its assets except in the ordinary course of business; (b) to effect any merger, share exchange, consolidation or other reorganization; (c) to enter into any agreement with respect thereto, or (d) to take any other similar action inconsistent with the transactions contemplated by this Agreement. Neither the execution, delivery, or performance of this Agreement by Company or the Bank, nor the consummation of the transactions contemplated hereby by Company or the Bank will: (a) violate, conflict with, or result in a breach of any provision of the articles of incorporation or the bylaws of Company or the Bank; or (b) (i) violate, conflict with, or result in a breach of any provision of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination of or accelerate the performance required by, or (iv) result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Company or the Bank under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, lease, license, agreement or other instrument or obligation which binds Company or the Bank or any assets of Company or the Bank which violation, conflict, breach, default, termination or acceleration of performance, lien, security interest, charge or encumbrance would reasonably be expected to have a Material Adverse Effect on Company; or (c) subject to receipt of governmental approvals required to consummate the transactions contemplated by this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation of any governmental body applicable to Company or the Bank or any assets of Company or the Bank.

3.03 Subsidiaries. Other than Company’s interest in the Bank and other than security interests in collateral securing loans extended by the Bank in the ordinary course of business, neither Company nor the Bank has ever owned an interest greater than or equal to five percent (5%) of the equity or voting securities of any class of any Person.

3.04 Capital Stock.

(a) The authorized capital stock of Company consists of 2,000 shares of non-voting preferred stock, none of which are issued and outstanding and 100,000 Company Common Shares, of which 40,358 shares are issued and outstanding as of the date hereof, and there shall not be greater than 42,958 shares issued and outstanding as of the Closing Date. The authorized capital stock of the Bank consists of 20,000 shares of common stock, $10.00 par value per share, of which 15,511 are issued and outstanding as of the date hereof. All of the outstanding capital stock of Company and the Bank has been validly issued, fully paid and is nonassessable. None of the outstanding shares of capital stock of Company or the Bank has been issued in violation of the preemptive rights of any person. Company owns, legally and beneficially, all issued and outstanding shares of capital stock of the Bank; such stock is registered in the name of Company, and Company has, and at the Effective Time shall have, good and marketable title to such stock, free and clear of all pledges, liens, charges, encumbrances, security interests, claims, undertakings, rights of first refusal, options or other restrictions of any nature whatsoever (other than pursuant to this Agreement).

(b) Item 3.04 of the Company Disclosure Memorandum sets forth for each Stock Option, the name of the grantee, the date of the grant, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of Company Common Shares subject to each option, and the number of Company Common Shares subject to options that are currently exercisable or which will be exercisable at or before the Effective Time and the exercise price per share. Except as set forth in the Company Disclosure Memorandum, there are no outstanding options, warrants, contracts, or commitments to which Company or the Bank are parties entitling any Person to purchase or otherwise acquire from Company or the Bank any shares of capital stock of Company or the Bank or any securities convertible into or exchangeable for any of shares of the capital stock of Company or the Bank. Neither Company nor the Bank has any obligation of any nature whatsoever with respect to any unissued shares or shares which have been acquired, redeemed or converted. Neither Company nor the Bank has any outstanding contractual obligation to repurchase, redeem or otherwise acquire any of their outstanding shares. A current, complete and accurate list of the shareholders of Company as of the date of this Agreement indicating the name, address and number of shares held of record for each shareholder has been delivered to Porter Bancorp. Since December 31, 2006, neither Company nor the Bank has:

(i) directly or indirectly redeemed, purchased or otherwise acquired any of its shares;

(ii) declared, set aside or paid any dividend or other distribution in respect of any of its shares; or

(iii) issued or granted any right or option (other than this Agreement) to purchase or otherwise acquire any of their shares.

3.05 Corporate Documents, Books, Records and Permits. Company has delivered to Porter Bancorp true and complete copies of its Articles of Incorporation, the Articles of Incorporation of the Bank, and of its Bylaws and the Bylaws of the Bank, as amended. All of the foregoing are current, complete and correct in all material respects. The minute books of Company and the Bank contain or will contain at Closing accurate records in all material respects of all meetings and other corporate actions of their respective shareholders and Boards of Directors (including committees of the Board of Directors), and the signatures contained therein are the true signatures of the persons whose signatures they purport to be. Each of Company and the Bank possess all licenses, franchises, approvals, certificates, permits and other governmental authorizations necessary for the continued conduct of their respective businesses without material interference or interruption.

3.06 Financial Statements; Statements True.

(a) The Company Financial Statements fairly present or will fairly present in all material respects, as the case may be, the consolidated financial position of Company and the Bank as of the dates indicated and the consolidated statements of income, changes in shareholders’ equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to the absence of notes and to normal year-end audit adjustments that are not material in amount or effect) in conformity with GAAP applied on a consistent basis.

(b) Neither Company nor the Bank has any liability (whether accrued, absolute, contingent or otherwise) that is material to Company on a consolidated basis, or that, when combined with all liabilities as to similar matters would be material to Company on a consolidated basis, except as disclosed in the Company Financial Statements.

(c) No written statement in this Agreement or the Annexes attached hereto, the Company Disclosure Memorandum, or the certificates and instruments to be delivered at the Closing by Company or the Bank to Porter Bancorp, contains or will contain any untrue statement of a material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.07 Regulatory Reports. Except to the extent prohibited by law, Company has made available to Porter Bancorp true and complete copies of (a) all financial and/or condition reports of Company and/or the Bank as filed with the Federal Reserve Board, the FDIC, or the KOFI (i) for the years ended December 31, 2006, 2005 and 2004, and (ii) for each calendar quarter since December 31, 2006, and (b) any and all other reports, applications and documents which either the Bank or Company has filed with the Federal Reserve Board, the FDIC or the KOFI since January 1, 2004.

3.08 Absence of Certain Changes or Events. Since December 31, 2006, there have been no events or conditions of any character (whether actual or threatened) pertaining to the financial condition, businesses, prospects or assets of Company or the Bank, separately or in the aggregate, that have had, or would reasonably be expected to have, a Material Adverse Effect, and, to the knowledge of Company, no fact or condition exists that Company believes will cause such a Material Adverse Effect before the Closing. Since December 31, 2006, neither Company nor the Bank has:

(a) borrowed any money, incurred any liability or obligation, or lent any money or pledged any of its credit in connection with any aspect of any of its business other than in the ordinary course of business consistent with past practice;

(b) mortgaged or otherwise subjected to any liens, encumbrances or other liabilities any of its assets or business, other than in the ordinary course of business consistent with past practice;

(c) sold, assigned or transferred any of its assets or business other than in the ordinary course of business consistent with past practice;

(d) suffered any damage, destruction or loss, whether or not covered by insurance that has had, or would reasonably be expected to have, a Material Adverse Effect;

(e) made or suffered any amendments, terminations of or defaults under any material contract, agreement, license or other instrument;

(f) received notice or had knowledge that any of its credit or deposit customers has terminated or intends to terminate its relationship, a termination which either singly or in the aggregate that has had, or would reasonably be expected to have, a Material Adverse Effect;

(g) received any notice from a regulatory authority asserting or threatening to assert that any of them is in violation of any statute, law, regulation or order applicable to the business or assets of any of them, which violation has had, or would reasonably be expected to have, a Material Adverse Effect, if any;

(h) failed to operate its business in the ordinary course so as to preserve the business organization intact, and to preserve the goodwill of its customers and others with whom it has business relations;

(i) incurred any extraordinary losses or, except in accordance with customary banking or mortgage servicing practices, waived any material rights in connection with any aspect of its business, whether or not in the ordinary course of business;

(j) canceled any debts owed to any of them or any material claims, in each case, in excess of $50,000 or paid any noncurrent, material obligations or liabilities;

(k) made any capital expenditure or capital additions or betterments, including any such expenditure, addition or betterment effected through a capital lease exceeding $20,000;

(l) paid or agreed to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance pay to any of its present or former (i) directors, (ii) officers, or (iii) employees who are being compensated on an annual basis at a rate exceeding $30,000 per year; or increased by an amount in excess of three percent (3%) any of their compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments);

(m) renewed, amended, become bound by or entered into any material agreement, contract, commitment or transaction other than extensions of credit made in the ordinary course of business consistent with past practice;

(n) changed any accounting practice followed or employed in preparing the Financial Statements other than on account of any change in GAAP;

(o) made any loans, extended any credit, given any discounts or entered into any financing leases which have not been (i) made for good, valuable and adequate consideration in the ordinary course of business consistent with past practice, (ii) evidenced by notes or other forms of indebtedness which are true, genuine and what they purport to be, and (iii) adequately reserved against in an aggregate amount sufficient in the opinion of management to provide for all charge-offs reasonably anticipated in the ordinary course of business in accordance with GAAP; or

(p) entered into any agreement, contract or commitment applicable as of the date hereof to do any of the foregoing.

3.09 Taxes.

(a) Company and the Bank (i) have timely filed all material federal, state, foreign and local income, franchise, excise, sales, intangibles, real and personal property, employment and other tax returns, tax information returns and reports required to be filed by them or by their agents on behalf of Company or any Company Subsidiary; (ii) have paid, or made adequate provision in the opinion of management for the payment of, all material taxes, interest payments and penalties (whether or not reflected in returns as filed) due and payable (and/or accruable for all periods ending on or before the date of this Agreement) by them to any city, county, state, foreign country, the United States or any other taxing authority; and (iii) are not delinquent in the payment of any material tax or governmental charge of any nature.

(b) No audit, examination or investigation is presently being conducted or, to the knowledge of Company, is threatened by any taxing authority with respect to Company or any Company Subsidiary. To the knowledge of Company, no unpaid tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative with respect to Company or any Company Subsidiary. No agreements for the extension of time for the assessment of any amounts of tax have been entered into by or on behalf of Company or the Bank. Company and the Bank have withheld (and timely paid to the appropriate governmental entity) proper and accurate amounts from their employees for all periods in material compliance with all tax withholding provisions (including, without limitation, income, social security and employment tax withholding for all forms of compensation) of applicable federal, state, foreign and local laws. Company and the Bank have made available to Porter Bancorp true and correct copies of all federal and state income tax returns filed by any of them for all tax periods commencing after December 31, 2003.

(c) Neither Company nor the Bank has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code.

3.10 Title to Assets.

(a) On December 31, 2006, Company and the Bank had and, except with respect to assets disposed of in the ordinary course of business since December 31, 2006, now have, good and marketable title to all properties and assets reflected on the Financial Statements as of December 31, 2006, free and clear of all mortgages, liens, pledges, easements, restrictions, encroachments, governmental regulations, security interests, charges or encumbrances of any nature, except as disclosed in the Company Financial Statements as of December 31, 2006 and for:

(i) the mortgages and encumbrances which secure indebtedness which is properly reflected on the Financial Statements;

(ii) liens for taxes accrued but not yet payable;

(iii) liens arising as a matter of law in the ordinary course of business as to which there is no known default; and

(iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or interfere with the present use or sale of any of their properties and assets.

(b) Item 3.10(b) of the Company Disclosure Memorandum lists all leases, other than “financing leases” where Company or any Company Subsidiary is the lessor, of personal property to which Company and/or the Bank is a party. Company has made available to Porter Bancorp true and correct copies of all leases referred to in Item 3.10(b) of the Company Disclosure Memorandum, together with all amendments and modifications thereof. With respect to each lease of personal property to which Company and/or the Bank is a party, except for leases in which either Company or the Bank as lessor entered into as a “financing lease”:

(i) such lease is in full force and effect in accordance with its terms;

(ii) all rents and additional rents due to date have been paid;

(iii) the lessee under each of the leases has been in peaceable possession since the commencement of the original term of the lease; and

(iv) no event of default, or event, occurrence, condition or act, which with the giving of notice, the lapse of time or the happening of any further event, occurrence, condition or act would become a default by Company or the Bank under such lease, exists.

(c) With respect to any real property owned in fee by Company or the Bank which real property is set forth on Item 3.10(c) of the Company Disclosure Memorandum:

(i) all work to be performed by or for Company or the Bank with respect to all improvements in excess of $25,000 to the property owned by any of them has been fully completed and paid for by them;

(ii) all permits and certificates with respect to construction of improvements on the property owned by Company or the Bank have been obtained and the property has been properly zoned for use and occupancy as a banking or other business facility as currently used by Company or the Bank; and

(iii) all material improvements to the property since Company’s inception have been made in accordance with plans and specifications approved by Company or the Bank, as appropriate.

3.11 Environmental Hazards.

(a) Neither Company nor the Bank has:

(i) to Company’s knowledge, used, stored, manufactured, or suffered to exist (collectively, “Utilized”) any Hazardous Substance on, in or under any of their property, whether currently or previously owned or leased by Company or the Bank, other than in accordance with all Environmental Laws, or

(ii) transported or disposed, or caused or permitted any Person to transport or dispose, of any Hazardous Substance, other than in accordance with all Environmental Laws.

(b) To Company’s knowledge, no Hazardous Substances have been Utilized at any time on, in or under any of Company ‘s or the Bank’s property, whether currently or previously owned or leased by any of them, other than in accordance with all Environmental Laws.

(c) Neither Company nor the Bank is subject to any Environmental Claim, nor are any of the properties of Company or the Bank, whether currently or previously owned or leased by Company or the Bank, subject to any asserted or, to the knowledge of Company, unasserted lien, under any of the Environmental Laws.

(d) To Company’s knowledge, neither Company nor any of Bank has ever violated any of the Environmental Laws in any material respect, and, to Company’s knowledge, each of them is presently in compliance in all material respects with all Environmental Laws. Without limiting the generality of the foregoing, no asbestos, PCBs or other Hazardous Substance or any petroleum product or constituents thereof is present on, in or under any of the property of Company or the Bank, whether currently or previously owned or leased.

(e) To Company’s knowledge, no loans of Company or the Bank are secured by property where any Hazardous Substances have ever been Utilized, other than in accordance with all Environmental Laws, and none of the borrowers of Company or the Bank have materially violated any of the Environmental Laws or have any of their property securing a loan by Company or the Bank subject to a lien under any of the Environmental Laws.

(f) Neither Company nor the Bank ever permitted any property currently or previously owned or leased by any of them to be used as a landfill or dump site.

(g) There are no underground storage tanks or underground pipelines located on any property owned or leased by Company or the Bank. To Company’s knowledge, no underground storage tanks have ever been located on any property currently or previously owned or leased by either of them.

3.12 Litigation, Pending Proceedings and Compliance with Laws. There are no Claims (a) which would prevent the performance of this Agreement or any of the transactions contemplated hereby or declare the same unlawful or cause the rescission thereof, or (b) which have had, or would reasonably be expected to have, a Material Adverse Effect on Company. Company and the Bank have complied with and are not in any default in any material respect under (and have not been charged with, nor, to the knowledge of Company, are threatened with or under investigation with respect to, any charge concerning any material violation of any provision of) any material federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative) or any order, writ, injunction or decree of any court, agency or instrumentality. There are no material uncured violations or violations with respect to which material refunds or restitution may be required concerning Company or the Bank as a result of examination by any regulatory authority.

3.13 Regulatory Compliance. Neither Company nor the Bank has ever been a party to (a) any enforcement action instituted by, or (b) any memorandum of understanding or cease and desist order with, any federal or state regulatory agency, and, to Company’s knowledge, no such action, memorandum or order has been threatened, and neither Company nor the Bank has received any report of examination from any federal or state regulatory agency which requires Company or the Bank to address any problem or take any action which has not already been addressed or taken in a manner satisfactory to the regulatory agency. Company knows of no fact or condition relating to Company or the Bank (including, without limitation, noncompliance with the CRA and the Bank Secrecy Act) that would reasonably be expected to prevent Company or Porter Bancorp from obtaining all of the federal and state regulatory approvals contemplated herein.

3.14 Employee Relations. Neither Company nor the Bank (a) is a party to, or negotiating, and have any obligations under, any collective bargaining or similar agreement, with any party relating to the compensation or working conditions of any employees of Company or the Bank; (b) is obligated under any agreement to recognize or bargain with any labor organization or union on behalf of their employees; or (c) has been charged or, to Company’s knowledge, threatened with a charge of any unfair labor practice. There are no existing or, to Company’s knowledge, threatened labor strikes, slowdowns, disputes, grievances or disturbances affecting or which might affect operations at any facility of Company or the Bank. No work stoppage against Company or the Bank or its business is pending or, to Company’s knowledge, threatened, and no such work stoppage has ever occurred. Neither Company nor the Bank has committed any act or failed to take any required action with respect to any of its employees which has resulted or which may result in a violation of: ERISA, or similar legislation as it affects any employee benefit or welfare plan of Company or the Bank; the Immigration Reform and Control Act of 1986; the National Labor Relations Act, as amended; Title VII of the Civil Rights Act of 1964, as amended; the Occupational Safety and Health Act; Executive Order 11246; the Fair Labor Standards Act; the Rehabilitation Act of 1973; and any regulations under such Acts, and any other federal, state and local laws, regulations and executive orders relating to the employment of labor, including any provisions thereof relating to wages, hours, collective bargaining, the payment of Social Security and similar taxes, unemployment and workmen’s’ compensation laws, any labor relations laws, or any governmental regulations promulgated thereunder, as the same affect relationships or obligations of Company and the Bank with respect to any of the their employees, and which will or reasonably could result in any material liability, penalty, fine or the like being imposed upon Company or the Bank. Neither Company nor the Bank is liable for any arrearage of wages or taxes or penalties for failure to comply with any of the foregoing, and there are no proceedings before any court, governmental agency, instrumentality or arbitrator relating to such matters, including any unfair labor practice claims, either pending or, to Company’s knowledge, threatened.

3.15 Employee Benefit Plans.

(a) Item 3.15 of the Company Disclosure Memorandum sets forth a complete list of all Employee Benefit Plans, policies and employment agreements (whether or not subject to ERISA) applicable to employees or directors of Company and the Bank, including, without limitation, plans, funds or programs providing medical, surgical or hospital care or benefits; benefits in the event of sickness, accident, disability, death or unemployment; vacation benefits; apprenticeship or other training programs; day care centers; scholarship funds; prepaid legal services; benefits described in Section 302(c) of the Labor Management Relations Act; retirement income; income deferral for periods extending to the termination of covered employment or beyond; severance pay arrangements; and supplemental retirement income payments which take into account increases in the cost of living. Each Employee Benefit Plan or policy which is funded through a policy of insurance is indicated by the word “insured” placed by the listing of the plan in Item 3.15 of the Company Disclosure Memorandum.

(b) True and complete copies of the following documents and information related to the Employee Benefit Plans have been made available to Porter Bancorp: (i) all Employee Benefit Plan documents, summary plan descriptions, and any related trust agreements; (ii) all fringe benefit plans, perquisites and policies; (iii) the three most recent allocation and discrimination testing reports for each defined contribution Employee Pension Benefit Plan and actuarial reports prepared for each defined benefit Employee Pension Benefit Plan; (iv) all insurance policies; (v) the most recent trust report for each Employee Pension Benefit Plan; (vi) any written communications to or from the IRS (including the three most recent Forms 5500 including all schedules filed with the IRS or DOL and the most recent determination letter received from the IRS), the Pension Benefit Guaranty Corporation (the “PBGC”) or the United States Department of Labor and other governmental filings with respect to the employee benefit plans; and (vii) for any nonqualified plans, a copy of the “top hat” exemption letter to the Department of Labor have been delivered by Company to Porter Bancorp.

(c) Other than as set forth in the documents or information produced pursuant to Section 3.15(b) above or as set forth on the Company Disclosure Memorandum, there are no amendments, modifications, extensions, changes in benefits or benefit structures, or other alterations which Company or the Bank have undertaken to become effective in the future to any of the Employee Benefit Plans or policies.

(d) Each Employee Benefit Plan has been executed, managed and administered in material compliance with the applicable provisions of ERISA, the Code, and the regulations promulgated thereunder, and all other applicable laws. Neither Company nor the Bank has knowledge of any fact which would adversely affect the qualified status under Section 401(a) of the Code of any of the Employee Benefit Plans intended to be so qualified, or of any threatened or pending claim against any of the Employee Benefit Plans or their fiduciaries by any participant, beneficiary or government agency.

(e) Company and the Bank have complied in all material respects with the notice and continuation requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and Section 4980B of the Code, and the proposed regulations thereunder, whether proposed or final. All reports, statements, returns and other information required to be furnished or filed with respect to the Employee Benefit Plans have been timely furnished, filed or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Code, and they are true, correct and complete in all material respects. Records with respect to the Employee Benefit Plans have been maintained in material compliance with Section 107 of ERISA. Neither Company, the Bank nor, to the knowledge of Company or the Bank, any other fiduciary (as that term is defined in Section 3(21) of ERISA) with respect to any of the Employee Benefit Plans has any material liability for any breach of any fiduciary duties under Sections 404, 405 or 409 of ERISA.

(f) Neither Company nor the Bank has, with respect to any of the Employee Benefit Plans, nor, to the knowledge of Company, has any administrator of any of the Employee Benefit Plans, the related trusts or any trustee thereof, engaged in any non-exempt prohibited transaction which would subject Company, the Bank, any of the Employee Benefit Plans, any administrator or trustee or any party dealing with any of the Employee Benefit Plans or any such trusts, to a material tax or penalty on prohibited transactions imposed by ERISA, Section 4975 of the Code, or to any other material liability under ERISA.

(g) All Employee Pension Benefit Plans and the related trusts which are intended to be exempt under Section 501(a) of the Code and tax-qualified under Section 401(a) of the Code are, and have been since adoption, so exempt and qualified, and are identified in Item 3.15 of the Company Disclosure Memorandum as “qualified plans,” and the date of the most recent determination letter from the IRS confirming the qualification of each such plan is set out in Item 3.15 of the Company Disclosure Memorandum.

(h) Neither Company nor the Bank currently sponsors, or has ever sponsored, an Employee Pension Benefit Plan subject to Section 302 of ERISA and 412 of the Code, nor does Company or the Bank currently sponsor, or has ever sponsored, an Employee Pension Benefit Plan subject to Title IV of ERISA.

(i) None of the Employee Pension Benefit Plans is, and Company and the Bank have never contributed to, a “multiemployer plan,” as that term is defined in Section 3(37) of ERISA (as particularly amended by The Multiemployer Pension Plan Amendments Act of 1980).

(j) Company and the Bank have provided to Porter Bancorp the information in their possession that Porter Bancorp has requested to determine the accounting treatment which may be accorded any of the retiree or other post-employment welfare benefits currently, or at any time, in force under proposed Financial Accounting Standards Board guidelines. All programs providing retiree or other post-employment welfare benefits are listed separately and identified as such in item 3.15 of the Company Disclosure Memorandum.

(k) Neither Company nor the Bank currently sponsors, or has ever sponsored, an employee welfare benefit plan as defined in Section 3(1) of ERISA that is wholly or partially self-insured, or funded in any way, whether through a trust or fund under Sections 501(c)(9) or 419 of the Code or any other funding arrangement.

3.16 Insurance Policies. Item 3.16 of the Company Disclosure Memorandum sets forth a summary of all material policies of insurance of Company and the Bank currently in effect, which summary is accurate and complete in all material respects. Company and the Bank maintain with reputable insurers insurance policies and bonds in force in such amounts and against such liabilities and hazards as are customarily maintained by similar businesses of comparable size. To Company’s knowledge, neither Company nor the Bank is liable for any material, retroactive premium adjustments. All policies are, to Company’s knowledge, valid, enforceable and in full force and effect, and neither Company nor the Bank has received any notice of premium increases or cancellations. Neither Company nor the Bank know of any grounds for or any consideration of any such premium increase or cancellation notice or other indication of premium increases or cancellations, with respect to any of their insurance policies or bonds. All notices of cancellation received by Company or the Bank and all claims made by Company or the Bank under their respective insurance policies and bonds since January 1, 2004, or made prior thereto but remaining unresolved, are described in Item 3.16 of the Company Disclosure Memorandum. Neither Company nor the Bank has failed to make a timely claim or file a timely notice with respect to any matter giving rise to a material claim or potential material claim under their insurance policies and bonds.

3.17 Agreements. Except as set forth in the Company Disclosure Memorandum, as of the date of this Agreement, neither Company nor the Bank is a party to:

(a) any collective bargaining agreement; any employment agreement, contract, or commitment; or any bonus plan or commission;

(b) any loan or other agreement pursuant to which Company or the Bank has borrowed money or any obligation of guaranty or indemnification arising from any agreement, contract or commitment which involves, singularly or in the aggregate, a potential material liability on the part of Company or the Bank, except letters of credit entered into in the ordinary course of business;

(c) any agreement, contract or commitment which is outside of the ordinary course of business;

(d) any agreement, contract or commitment containing any covenant materially limiting the freedom of either Company or the Bank to engage in any line of business in any geographic area or to compete with any Person;

(e) any agreement, contract, or commitment relating to capital expenditures and involving future payments which, together with future payments under all other agreements, contracts or commitments relating to the same capital project, exceed $25,000;

(f) any agreement, contract or commitment relating to the acquisition of substantially all of the assets, shares or capital stock of any business enterprise, except agreements, contracts or commitments in which assets, shares or capital stock are security for a loan or similar obligation created in the ordinary course of business;

(g) any agreement, contract or commitment (other than for 1 to 4 family residential loans or other loans and commitments, deposit products, or repurchase agreements made by the Bank in the ordinary course of business), which involves payments, consideration or obligations in the aggregate of $25,000 or more per agreement, contract or commitment, which (i) will not be performed within 30 days or less, or (ii) cannot be terminated within 30 days or less without payment of a penalty of more than $10,000; or

(h) any loan commitment, which involves obligations in the aggregate of $250,000 or more per commitment.

Neither Company nor the Bank has breached, nor, is there any pending or, to Company’s knowledge, threatened claim that either Company or the Bank has materially breached any of the terms or conditions of (a) any agreement, contract or commitment set forth in the Company Disclosure Memorandum delivered to Porter Bancorp pursuant to this Agreement or (b) any other agreement, contract or commitment, the breach of which singularly or in the aggregate could reasonably be expected to result in the imposition of damages that would have a Material Adverse Effect.

3.18 Loans; Allowance for Loan Losses.

(a) All of the loans on the books of Company and the Bank are evidenced by notes, agreements and other evidences of indebtedness as included in the applicable loan file and were made in the ordinary course of business, and the security therefor, if any, is valid and properly perfected. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, nor Company’s procedures and practices of approving or rejecting loan applications, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including, without limitation, the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

(b) The allowances for loan losses reflected on the consolidated balance sheets included in the Financial Statements of Company are adequate as of their respective dates under the requirements of GAAP and applicable regulatory requirements and guidelines.

3.19 Deposit Accounts. The deposit accounts of the Bank are insured by the FDIC to the maximum extent permitted by federal law, and the Bank has paid all premiums and assessments and filed all reports required to have been paid or filed under all rules and regulations applicable to the FDIC.

3.20 Related Party Transactions. Company has Disclosed all existing transactions, investments and loans, including loan guarantees existing as of the date hereof, to which Company or the Bank is a party with any director, executive officer or 5% shareholder of Company or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing. All such transactions, agreements, investments and loans are on terms, including interest rates and collateral, no less favorable to Company than could be obtained from unrelated parties, and substantially comply with all applicable provisions of federal and state law. Any such loans, extensions and commitments do not involve more than a normal risk of collectability.

3.21 Brokers’ or Finders’ Fees. Neither Company nor any Company Subsidiary, nor any of their respective officers, directors or, to Company’s knowledge, employees, has employed any agent, broker, finder or other Person or incurred any liability for commissions or fees in connection with any of the transactions contemplated by this Agreement, except for an obligation to the Financial Advisor for investment banking services, the nature and extent of which has been Disclosed.

3.22 Potential Competing Interests. To Company’s knowledge, no director or executive officer of either Company or the Bank nor any member of such person’s immediate family (as defined in Section 229.404(a) of Regulation S-K), (a) have any direct or indirect (5% or more) interest in any Person that competes or conflicts with, or is engaged in any business of the kind being conducted by, either Company or the Bank, or (b) does business or engages in commerce with, or provides goods or services to Company or the Bank. Neither Company nor the Bank uses any real or personal property in which any 5% or more shareholder of Company or any director, officer or employee of either Company or the Bank, or, to Company’s knowledge, any member of any such person’s family, have a direct or indirect (5% or more) interest.

3.23 Proxy Statement. The information with respect to Company or any Company Subsidiary prepared or provided by Company for (i) inclusion in the registration statement to be filed with the Commission by Porter Bancorp on Form S-4 under the Securities Act (the “Registration Statement”), for the purpose of registering the Porter Bancorp Shares to be issued in the Merger, which shall include the information to be included in the Proxy Statement will at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Shareholders Meeting and (ii) any other document filed with or submitted to any governmental authority in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

SECTION 4

Representations and Warranties of Porter Bancorp and Merger Subsidiary

Porter Bancorp and Merger Subsidiary, jointly and severally, represent and warrant to Company as follows:

4.01 Organization and Qualification. Porter Bancorp is a Kentucky corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky. Merger Subsidiary is a Kentucky corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky. Porter Bancorp and Merger Subsidiary have all requisite corporate power and authority to own and lease their property and to conduct their businesses as they are now being, or will be, conducted. Porter Bancorp is a duly registered bank holding company under the Bank Holding Company Act and is the sole shareholder of Merger Subsidiary. PBI Bank, Inc. (“PBI Bank”) is a Kentucky banking corporation, duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky and is authorized to transact a banking business in Kentucky. PBI Bank has all requisite corporate power and authority to own and lease its property and to conduct its businesses as they are now being conducted. PBI Bank is a member in good standing of and all eligible accounts of deposit in PBI Bank are insured by the FDIC, to the fullest extent permitted by law.

4.02 Authorization; No Conflict. Porter Bancorp and Merger Subsidiary have the full right, corporate power and authority to enter into, execute, deliver and perform their obligations under this Agreement. The execution, delivery and performance of this Agreement by Porter Bancorp and Merger Subsidiary and the transactions contemplated hereby have been duly authorized and approved by all requisite corporate action. The boards of directors of Porter Bancorp and Merger Subsidiary have adopted and or approved this Agreement. This Agreement constitutes a valid and legally binding obligation of each of Porter Bancorp and Merger Subsidiary, subject to (a) applicable bankruptcy, insolvency and similar laws now or thereafter in effect concerning creditors’ rights and remedies generally and (b) general principles of equity, whether applied in a court of law or a court of equity. Neither Porter Bancorp nor any of Porter Bancorp’s Subsidiaries has a legal obligation, absolute or contingent, to any other Person (a) to sell any substantial part of its assets, or to sell any of its assets except in the ordinary course of business; (b) to effect any merger, share exchange, consolidation or other reorganization in which it is not the surviving corporation; (c) to enter into any agreement with respect thereto, or (d) to take any other similar action inconsistent with the transactions contemplated by this Agreement. Neither the execution, delivery, or performance of this Agreement, nor the consummation of the transactions contemplated hereby will: (a) violate, conflict with, or result in a breach of any provision of the articles of incorporation of Porter Bancorp or Merger Subsidiary or the bylaws of Porter Bancorp or Merger Subsidiary; or (b) (i) violate, conflict with, or result in a breach of any provision of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination of or accelerate the performance required by, or (iv) result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Porter Bancorp or Merger Subsidiary under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, lease, license, agreement or other instrument or obligation which binds Porter Bancorp Merger Subsidiary or any assets of Porter Bancorp or Merger Subsidiary which violation, conflict, breach, default, termination or acceleration of performance, lien, security interest, charge or encumbrance would have a Material Adverse Effect on Porter Bancorp; or (c) subject to receipt of governmental approvals required to consummate the transactions contemplated by this Agreement, violate any order, writ, injunction, decree, statute, rule or regulation of any governmental body applicable to Porter Bancorp or Merger Subsidiary or any assets of Porter Bancorp or Merger Subsidiary.

4.03 Capital Stock. The authorized capital stock of Porter Bancorp consists of 19,000,000 shares of voting common stock, of which 7,629,102 shares are issued and outstanding as of the date hereof, and 1,000,000 shares of preferred stock, none of which are issued and outstanding as of the date hereof. None of the outstanding shares of capital stock of Porter Bancorp has been issued in violation of the preemptive rights of any person. The authorized capital stock of Merger Subsidiary consists of 1,000 shares of common stock, of which 100 shares are issued and outstanding and owned of record by Porter Bancorp. None of the outstanding shares of capital stock of

Merger Subsidiary has been issued in violation of the preemptive rights of any person. The authorized capital stock of PBI Bank consists of 1,000 shares of common stock, of which 1,000 shares are issued and outstanding and owned of record by Porter Bancorp. None of the outstanding shares of capital stock of PBI Bank has been issued in violation of the preemptive rights of any person. All of the outstanding capital stock of Porter Bancorp, Merger Subsidiary and PBI Bank has been validly issued, fully paid and is nonassessable.

The Porter Bancorp Shares to be issued and exchanged for the Company Common Shares in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. As of the date hereof, there are, and as of the Effective Time there will be, sufficient authorized and unissued Porter Bancorp Shares to enable Porter Bancorp to issue in the Merger the portion of the Merger Consideration consisting of Porter Bancorp Shares.

4.04 Reports and Financial Statements.

(a) Since September 21, 2006, Porter Bancorp has timely filed all reports, registrations and statements, together with any required amendments thereto, that it was required to file with the Commission under Sections 12(b), 12(g), 13(a) or 14(a) of the Exchange Act, including, but not limited to Forms 10-K, Forms 10-Q and proxy statements (the “Porter Bancorp Reports”). Porter Bancorp has previously furnished or will promptly furnish Company with true and complete copies of Porter Bancorp’s annual report on Form 10-K for the year 2006 and its quarterly report on Form 10-Q for March 31, 2007. As of their respective dates, the Porter Bancorp Reports complied with the requirements of the Exchange Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstance under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Porter Bancorp included in the Porter Bancorp Reports have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Porter Bancorp and Porter Bancorp’s Subsidiaries taken as a whole as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein. There exist no material liabilities of Porter Bancorp and its consolidated Subsidiaries, contingent or otherwise of a type required to be disclosed in accordance with GAAP, except as disclosed in the Porter Bancorp Reports.

(b) Neither Porter Bancorp nor any of its Subsidiaries has any liability (whether accrued, absolute, contingent or otherwise) that is material to Porter Bancorp on a consolidated basis, or that, when combined with all liabilities as to similar matters would be material to Porter Bancorp on a consolidated basis, except (a) as disclosed in the Porter Bancorp Financial Statements or (b) would not be required to be publicly disclosed by Porter Bancorp pursuant to the Exchange Act and the rules and regulations promulgated thereunder.

(c) Except as publicly disclosed in press releases issued by, and SEC filings made pursuant to the Exchange Act by, Porter Bancorp before the date of this Agreement, since December 31, 2006, there has not been any Material Adverse Effect in the business, operations, assets or financial condition of Porter Bancorp and, to the knowledge of Porter Bancorp, no fact or condition exists that Porter Bancorp believes will cause such a Material Adverse Effect before the Closing.

4.05 Regulatory Reports. Except to the extent prohibited by law, Porter Bancorp has made available to Company true and complete copies of (a) all financial and/or condition reports of Porter Bancorp and PBI Bank as filed with the Federal Reserve Board, the FDIC, or the KOFI for the years ended December 31, 2006, 2005 and 2004, and (ii) for each calendar quarter since December 31, 2006.

4.06 Litigation, Pending Proceedings and Compliance with Laws. There are no Claims (a) which would prevent the performance of this Agreement or any of the transactions contemplated hereby or declare the same unlawful or cause the rescission thereof, or (b) which have had, or would reasonably be expected to have, a Material Adverse Effect on Porter Bancorp. Porter Bancorp and its Subsidiaries have complied with and are not in any default in any material respect under (and have not been charged with, nor, to the knowledge of Porter Bancorp, are threatened with or under investigation with respect to, any charge concerning any material violation of any provision of) any material federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative) or any order, writ, injunction or decree of any court, agency or instrumentality. There are no material uncured violations or violations with respect to which material refunds or restitution may be required concerning Porter Bancorp or its Subsidiaries as a result of examination by any regulatory authority.

4.07 Regulatory Compliance. Neither Porter Bancorp nor any of its Subsidiaries has ever been a party to (a) any enforcement action instituted by, or (b) any memorandum of understanding or cease and desist order with, any federal or state regulatory agency, and no such action, memorandum or order has been threatened, and neither Porter Bancorp nor any of its Subsidiaries has received any report of examination from any federal or state regulatory agency which requires Porter Bancorp or its Subsidiaries to address any problem or take any action which has not already been addressed or taken in a manner satisfactory to the regulatory agency. Porter Bancorp knows of no fact or condition relating to Porter Bancorp or its Subsidiaries (including, without limitation, noncompliance with the CRA and the Bank Secrecy Act) that would reasonably be expected to prevent Company or Porter Bancorp from obtaining all of the federal and state regulatory approvals contemplated herein. As of the date hereof and on the Closing Date, Porter Bancorp and PBI Bank are and will be “well-capitalized” under applicable regulations, and Porter Bancorp’s examination rating under the CRA is and will be “satisfactory” or higher

4.08 Accuracy of Statements. The information with respect to Porter Bancorp or any of its Subsidiaries prepared or provided by Porter Bancorp for (i) inclusion in the Registration Statement, which shall include the information to be included in the Proxy Statement, will at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the Shareholders Meeting and (ii) any other document filed with or submitted to any governmental authority in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement shall comply with the applicable provisions of the KBCA. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Laws and the rules and regulations promulgated thereunder.

4.09 Legal Proceedings. There are no actions, suits or proceedings instituted, pending or, to the knowledge of Porter Bancorp threatened, against Porter Bancorp or any of its Subsidiaries or against any asset, interest or right of Porter Bancorp or any of its Subsidiaries that, if decided against Porter Bancorp or any of its Subsidiaries, would have a Material Adverse Effect on the ability of Porter Bancorp to perform its obligations under this Agreement or any transactions contemplated by the Agreement to which it is a party.

4.10 Brokers’ or Finders’ Fees. Neither Porter Bancorp nor any Porter Bancorp Subsidiary, nor any of their respective officers, directors or, to Porter Bancorp’s knowledge, employees, has employed any agent, broker, finder or other Person or incurred any liability for commissions or fees in connection with any of the transactions contemplated by this Agreement.

4.11 Financial Resources. At the date hereof and on the Closing Date, Porter Bancorp has, and will have readily available to it in connection with the Merger an amount of cash equal to the aggregate Cash Exchange Amount.

4.12 Taxes.

(a) Porter Bancorp and its Subsidiaries (i) have timely filed all material federal, state, foreign and local income, franchise, excise, sales, intangibles, real and personal property, employment and other tax returns, tax information returns and reports required to be filed by them or by their agents on behalf of Porter Bancorp or any of its Subsidiaries; (ii) have paid, or made adequate provision in the opinion of management for the payment of, all material taxes, interest payments and penalties (whether or not reflected in returns as filed) due and payable (and/or accruable for all periods ending on or before the date of this Agreement) by them to any city, county, state, foreign country, the United States or any other taxing authority; and (iii) are not delinquent in the payment of any material tax or governmental charge of any nature.

(b) No audit, examination or investigation is presently being conducted or, to the knowledge of Porter Bancorp, is threatened by any taxing authority with respect to Porter Bancorp or any of its Subsidiaries. To the knowledge of Porter Bancorp, no unpaid tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative with respect to Porter Bancorp or any of its Subsidiaries. No agreements for the extension of time for the assessment of any amounts of tax have been entered into by or on behalf of Porter Bancorp or any of its Subsidiaries. Porter Bancorp and its Subsidiaries have withheld (and timely paid to the appropriate governmental entity) proper and accurate amounts from their employees for all periods in material compliance with all tax withholding provisions (including, without limitation, income, social security and employment tax withholding for all forms of compensation) of applicable federal, state, foreign and local laws.

(c) Neither Porter Bancorp or any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Code.

4.13 Employee Benefit Plans.

(a) “Porter Bancorp Compensation and Benefit Plans,” collectively, means all bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last five years), by Porter Bancorp or its Subsidiaries and in which any employee or former employee (the “Porter Employees”) of Porter Bancorp or its Subsidiaries participates or to which any such Porter Employees are parties.

(b) Each Porter Bancorp Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Each Porter Bancorp Compensation and Benefit Plan which is a pension plan and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Porter Bancorp Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) or opinion letter, as applicable, from the IRS, and Porter Bancorp is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of Porter Bancorp, threatened, legal action, suit or claim relating to the Porter Bancorp Compensation and Benefit Plans other than routine claims for benefits thereunder. Neither Porter Bancorp nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Porter Bancorp Compensation and Benefit Plan that would reasonably be expected to subject Porter Bancorp or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof. Porter Bancorp or its Subsidiaries, as appropriate, have made a timely top-hat filing under Title I of ERISA with respect to all nonqualified deferred compensation arrangements to which any Porter Employee is a party.

(c) All contributions required to be made under the terms of any Porter Bancorp Compensation and Benefit Plan have been timely made in cash or have been reflected on the Porter Bancorp Financial

Statements as of December 31, 2006. No pension plan of Porter Bancorp or its Subsidiaries has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA.

(d) Neither Porter Bancorp nor any of its Subsidiaries maintains any Porter Bancorp Compensation and Benefit Plans covering foreign Employees.

(e) Each Porter Bancorp Compensation and Benefit Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Code Section 409A and associated Treasury Department guidance, including IRS Notice 2005-1 and Proposed Treasury Regulations Sections 1.409A-1 et seq. (collectively, “409A”) has been operated, notwithstanding any terms to the contrary, in good faith compliance with 409A, to the extent required under 409A.

4.14 Loans; Allowance for Loan Losses.

(a) All of the loans on the books of Porter Bancorp and its Subsidiaries are evidenced by notes, agreements and other evidences of indebtedness as included in the applicable loan file and were made in the ordinary course of business, and the security therefor, if any, is valid and properly perfected. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, nor Porter Bancorp’s procedures and practices of approving or rejecting loan applications, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including, without limitation, the TILA, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

(b) The allowances for loan losses reflected on the consolidated balance sheets included in the Porter Bancorp Financial Statements are adequate as of their respective dates under the requirements of GAAP and applicable regulatory requirements and guidelines.

SECTION 5

Covenants and Conduct of the Parties

Company and Porter Bancorp warrant and agree, as appropriate, that from the date hereof through the Closing Date:

5.01 Conduct of Business. Company and the Bank agree that during the period from the date of this Agreement to the Effective Time (unless Porter Bancorp shall otherwise agree in writing and except as otherwise contemplated by this Agreement) Company and the Bank shall conduct their operations according to their ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact their current business organization, keep available the service of their current directors, officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them to the end that goodwill and ongoing business shall not be impaired in any material aspect at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement, prior to the Effective Time, Company and the Bank shall not, without the prior written consent of Porter Bancorp:

(a) Issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (i) any additional shares of capital stock of any class of Company or the Bank (including Company Common Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any such shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any such shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), or (ii) any other securities in respect of, in lieu of, or in substitution for, Company Common Shares outstanding on the date hereof, except with respect to the options outstanding on the date hereof that have been Disclosed;

(b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding Company Common Shares;

(c) split, combine, subdivide or reclassify any Company Common Shares or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution, whether in cash, stock, property or otherwise, in respect of any Company Common Shares or otherwise make any payments to shareholders in their capacity as such;

(d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Company or the Bank (other than the Merger or the Bank Merger);

(e) adopt any amendments to the articles of incorporation or bylaws of Company or the Bank;

(f) make any acquisition or disposition of assets or securities, except in the ordinary course of business consistent with past practices;

(g) incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person or entity, other than in the ordinary course of banking consistent with safe and sound banking practices; it being understood and agreed that the incurrence of indebtedness in the ordinary course of a commercial banking business shall include the creation of deposit liabilities, purchases of federal funds and demand and overnight Federal Home Loan Bank Funds, sales of certificates of deposit and entering into repurchase agreements, provided it is within applicable directives required by law or by the Federal Reserve Board, the FDIC or the KOFI to the end that such is not an unsafe or unsound banking practice according to the Federal Reserve Board, the FDIC or the KOFI, to the extent applicable thereto;

(h) offer any new deposit or loan product or service or, except as may be required to comply with applicable law, change its lending, investment, liability management, loan loss provision, loan loss charge-off or other material banking policies;

(i) grant any increase in the compensation of any of the directors, officers or employees of Company or the Bank;

(j) pay or agree to pay any pension, retirement allowance, severance or other employee benefit not required or contemplated by any of the existing Employee Benefit Plans or any agreements or arrangements as in effect on the date hereof to any such director, officer or employee, whether past or present, except as may be required by law or this Agreement;

(k) enter into any new or amend or extend any existing employment or severance or termination agreement with any director, officer or employee;

(l) except as may be required to comply with applicable law or to maintain the tax-qualified status of any such plan, become obligated under any new benefit plan or amend any existing benefit plan in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

(m) make any capital expenditures or commitments for any capital expenditures other than capital expenditures or commitments for any capital expenditures set forth in the Company Disclosure Memorandum;

(n) make any material changes in its customary methods of marketing;

(o) take, or agree to commit to take, any action that would make any representation or warranty of Company or the Bank contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time;

(p) change its method of accounting in effect at December 31, 2006, except as required by changes in GAAP as concurred in by Company’s independent auditors, or change its fiscal year;

(q) take any action that would, or reasonably might be expected to, adversely affect the ability of Company, the Bank or Porter Bancorp to obtain any of the regulatory approvals set forth in Section 6.01(b) without imposition of a condition or restriction of the type referred to in Section 7.1(d); or

(r) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

5.02 Discussion with Other Purchasers.

(a) Company and the Bank shall not, and Company and the Bank shall direct and use their commercially reasonable efforts to cause their officers, directors, employees, agents and representatives (including, without limitation, any attorney, accountant, investment banker or other advisor retained by them) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or proposals with respect to or engage in any negotiations or discussions with, or furnish any confidential information or data to, any Person relating to an Acquisition Proposal. Company, the Bank and their officers, directors, employees, agents and representatives shall immediately cease any existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

(b) Notwithstanding the provisions of Section 5.02(a), if, after the date of this Agreement, the Company Board receives an unsolicited Acquisition Proposal (which Acquisition Proposal in the good faith judgment of Company’s Board, after consultation with its outside legal counsel, is or reasonably is expected to be a Superior Proposal) from any Person and the Company Board reasonably concludes that the failure to engage in discussions or negotiations with such Person would be inconsistent with the Company Board’s fiduciary duties to the shareholders of Company under applicable law, then (i) Company, the Company Board and any attorney, accountant, investment bank or other advisor retained by Company may, directly or indirectly, provide access to or furnish or cause to be furnished information concerning the business, properties or assets of Company or the Bank to such Person pursuant to an appropriate confidentiality agreement, and (ii) Company or the Company Board and any attorney, accountant, investment bank or other advisor retained by Company may participate in and engage in discussions and negotiations with such Person regarding such Acquisition Proposal.

(c) Company agrees that it will notify Porter Bancorp immediately if any inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives in connection with an Acquisition Proposal. Company will promptly (within one (1) Business Day) advise Porter Bancorp following receipt of any proposal for a Acquisition Proposal and the substance thereof (including the identity of the Person making such proposal), and will provide Porter Bancorp with a copy of any such proposal and keep Porter Bancorp apprised of any related developments, discussions and negotiations (including the terms and conditions of the proposal) on a current basis. Company shall give written notice to Porter Bancorp at least three (3) Business Days in advance of signing any definitive agreement with a Person (other than Porter Bancorp) in contemplation of a Superior Proposal.

5.03 Access to Information. Upon reasonable notice, Company and the Bank, or Porter Bancorp and its Subsidiaries, as the case may be, shall afford to the officers, directors, employees, accountants, counsel and other authorized representatives of Company and the Bank, or Porter Bancorp and its Subsidiaries, as the case may be (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to their books and records, properties, officers, directors, employees, counsel, accountants and other representatives, and, during such period, shall make available to such Representatives (a) a copy of each report, schedule and other document filed or received by them during such period pursuant to the requirements of federal or state banking laws (other than reports or documents that such parties are not permitted to disclose under applicable law) and (b) all other available information concerning their business, properties and personnel and all financial operating and other data as may reasonably be requested. Company and Porter Bancorp, as appropriate, will hold any such information that is non-public in confidence and, without limitation on its obligations under the preceding clause, Company and Porter Bancorp will hold any such information in confidence until such time that such information is or becomes generally available to the public other than as a result of a disclosure by Company or Porter Bancorp, as the case may be, or any of its Representatives; provided, however, that this sentence shall not prohibit disclosure of such information to the extent required or reasonably contemplated by any subpoena, civil investigative demand or other similar process. No investigation by Company or Porter Bancorp shall affect the representations and warranties of Company or Porter Bancorp, as the case may be, except to the extent such representations and warranties are by their terms qualified by information set forth in the Company Disclosure Memorandum. If this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing non-public information as to another party hereto to be returned to the party that furnished the same or, at the direction of such other party, shall destroy such non-public information as directed by the other party.

5.04 Shareholder Meeting. Company shall duly call, give notice of, convene and hold a meeting of its shareholders to be held for the purpose of voting upon the approval of this Agreement and the transactions contemplated hereby (the “Shareholders Meeting”). Subject to the exercise by the Company Board of their fiduciary duties, Company will, through the Company Board, recommend to its shareholders approval of this Agreement and the transactions contemplated hereby. Company shall hold such meeting as soon as reasonably practicable and appropriate (taking into account the effectiveness of the Registration Statement which would impact the matters to be discussed at the Shareholders Meeting) after the date of this Agreement. Promptly after the Shareholders Meeting, Company shall provide Porter Bancorp with the results of such meeting including the number of shares voted in favor of, against and abstaining on each matter voted upon at the Shareholders Meeting.

5.05 Registration Statement; Proxy Statement. Porter Bancorp agrees to prepare, pursuant to all applicable laws, rules and regulations, the Registration Statement, to be filed by Porter Bancorp with the Commission in connection with the issuance of Porter Bancorp Shares as part of the Merger Consideration (including the Proxy Statement and all related documents). Company agrees to cooperate with Porter Bancorp, its legal counsel and its accountants, in the preparation of the Registration Statement and the Proxy Statement; and provided that Company has cooperated as required above, Porter Bancorp agrees to file the Registration Statement, which will include the Proxy Statement and a prospectus in respect of the Porter Bancorp Shares to be issued as part of the Merger Consideration (together, the “Proxy Statement/Prospectus”) with the Commission as promptly as reasonably practicable. Porter Bancorp and Company shall cause the Proxy Statement/Prospectus to comply as to form and substance in all material respects with the applicable requirements of the Exchange Act, the Securities Act, and the rules and regulations of the NASDAQ Global Market. Each of Company and Porter Bancorp agrees to use all commercially reasonable efforts to cause the Registration Statement, including the Proxy Statement/Prospectus, to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. Porter Bancorp also agrees to use commercially reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to promptly furnish to Porter Bancorp all information concerning Company and Company’s officers, directors and shareholders as may be reasonably requested in connection with the foregoing. Each of Porter Bancorp and Company shall promptly notify the other upon receipt of any comments from the Commission or its staff or any request from the Commission or its staff for amendments or supplements to the Registration Statement or the Proxy Statement/Prospectus and shall promptly provide the other with copies of all correspondence between it and its representatives, on the one hand, and the Commission and its staff, on the other hand. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto), filing or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto), or responding to any comments of the Commission with respect thereto, each of Porter Bancorp and Company, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response and (ii) shall include in such document or response all comments reasonably proposed by such other party. The Proxy Statement/Prospectus shall, on the date of mailing of the Proxy Statement/Prospectus and any amendments or supplements thereto, and at the time of the Shareholders Meeting, conform in all material respects to the requirements of the Securities Laws and the applicable rules and regulations promulgated thereunder. Company shall cause the Proxy Statement/Prospectus to be mailed to Company shareholders in accordance with all applicable notice requirements under the Securities Laws, the KBCA and the rules and regulations of the NASDAQ Global Market and shall solicit proxies from holders of Company Common Shares with respect to the vote on this Agreement and the transactions contemplated hereby at the Shareholders Meeting and shall take all other action reasonably necessary to secure the Company Requisite Vote.

5.06 Reserves. The Company Financial Statements delivered after the date hereof that are unaudited shall reflect a monthly provision, based on a review of the current status of all loans, in accordance with GAAP and the pertinent regulations and policies of the Federal Reserve Board, the FDIC, KOFI and other applicable regulatory authorities concerning the write off of loans.

5.07 Preservation of Business and Investment Decisions. Each of Company and the Bank shall use its commercially reasonable efforts to preserve the possession and control of all of their respective assets, to preserve the goodwill of its respective customers and others with whom it has business relations, and to do nothing knowingly to impair the ability to keep and preserve its respective businesses existing on the date of this Agreement. Without in any way limiting the foregoing, Company and the Bank shall, and shall use commercially reasonable efforts to cause their employees, agents and representatives, to use commercially reasonable efforts to preserve, safeguard and maintain for the sole benefit of Company and the Bank the confidentiality of all customer lists, records and other information not generally known to the public relating to the customers, business or operations of the Bank or Company. In addition, neither Company nor the Bank shall, without first consulting with the Chief Executive Officer of Porter Bancorp:

(a) make any significant investment decision, including, without limitation, engaging in any interest rate swaps, futures or options transactions, purchases or sales of any marketable securities other than overnight Federal Reserve Funds, demand and overnight Federal Home Loan Bank Funds, short-term U.S. Treasury securities or short-term securities of U.S. government agencies, or any other investment decision involving $100,000 or more;

(b) make or commit to make any loan or other extension of credit (including any overdrafts), give any discount or enter into any financing lease (i) in a manner that deviates in any material way from the loan and underwriting policies of the Bank in effect on the date of this Agreement (a true and complete copy of which are attached as Item 5.07 of the Company Disclosure Memorandum), or (ii) in an amount which, when aggregated with all other loans, commitments or extensions to such borrower or obligor, equals or exceeds $250,000; or

(c) amend, modify or renew the terms or conditions of any existing loan, discount or financing lease (i) in a manner that deviates in any material way from the loan and underwriting policies of the Bank, as reviewed by Porter Bancorp and in effect on the date of this Agreement, or (ii) with a balance as of the date of this Agreement, or as of the date of such amendment, modification or renewal, equal to or in excess of $250,000.

Company and the Bank shall each continue to manage and monitor their loan and investment portfolio in a manner consistent with sound lending and investment practices outlined by applicable regulations. Company shall also deliver to Porter Bancorp not less than monthly a list of all of its new loans or increases in existing loans to customers setting forth the amount of such loans, the collateral securing such loans, and any other matters or information concerning such loans as Porter Bancorp shall reasonably request.

5.08 Notification of Material Changes and Litigation. Company and Porter Bancorp, as the case may be, shall provide each other with prompt written notice, accompanied by a detailed description, (a) of any adverse or potentially adverse material change in the condition, earnings or businesses of such party or its Subsidiaries, (b) of any event or condition of any character (whether actual, threatened or contemplated) pertaining to the financial conditions, businesses or assets of such party or its Subsidiaries that has materially and adversely affected, or has a substantial possibility of materially and adversely affecting, any of their financial conditions, businesses or assets, or to cause any of its businesses to be carried on materially less profitably than prior to this Agreement, and (c) of all claims, regulatory proceedings and litigation (whether actual, threatened or contemplated and whether or not material) against or possibly involving such party or its Subsidiaries, or any officer, employee or director of such party or its Subsidiaries (where such actual, threatened or contemplated claims, regulatory proceedings or litigation arise in connection with actions taken or alleged to be taken by any officer, employee or director in his or her capacity as an officer, employee or director). Such adverse or potentially adverse material changes or such claims, proceedings or litigation shall include, without limitation, any adverse or potentially adverse material change in or any litigation arising in connection with any item or matter reported on the Company Disclosure Memorandum or any schedule, annex or document delivered by Company or Porter Bancorp in connection with this Agreement.

5.09 Reasonable Efforts. Each of Company, the Bank, Porter Bancorp and Merger Subsidiary shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on Porter Bancorp or Company with respect to the Merger and to consummate and make effective the transactions contemplated by this Agreement, subject to the Company Requisite Vote, including using commercially reasonable efforts (a) to promptly prepare and file all necessary documentation, to effect all consents, authorizations, orders or approvals of any governmental entity, (b) to obtain (and to cooperate with another party to obtain) any necessary or appropriate consent, authorization, order or approval of, or any exemption by, any governmental entity and/or any other public or private third party in connection with the Merger and the transactions contemplated by this Agreement, (c) to effect all necessary registrations, filings and submissions and (d) to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the Company Requisite Vote. Porter Bancorp and Merger Subsidiary will file all applications necessary to obtain any required regulatory approvals of the transactions contemplated by this Agreement as soon as reasonably practicable after the date hereof.

5.10 Company Financial Statements. Company shall make available to Porter Bancorp true and complete copies of any Company Financial Statements and any Company Monthly Financial Statements for any annual, monthly or quarterly period ended subsequent to December 31, 2006 and prior to the Effective Time.

5.11 Employee Matters.

(a) Prior to the Effective Time, and only if requested in writing by Porter Bancorp, Company’s Board of Directors shall adopt resolutions authorizing and approving the termination of the Company 401(k) Plan effective on a date prior to the Closing Date, subject to the receipt of all applicable regulatory or governmental approvals necessary or desirable in connection therewith.

(b) Company and the Bank employees shall be entitled to participate in the 401(k) Plan sponsored by Porter Bancorp (the “Porter Bancorp 401(k) Plan”) to the extent such employees are eligible to participate under the terms of the Porter Bancorp 401(k) Plan, and past service with Company or the Bank will be counted for Company or Bank employees that continue in the employ of Porter Bancorp or its Subsidiaries for purposes of eligibility and vesting in the Porter Bancorp 401(k) Plan.

(c) Except as otherwise specifically provided in this Section 5.11, Company employees will continue to be eligible to participate in the Company health, life and disability plans on substantially the same basis as immediately prior to the Effective Time, until such employees become eligible to participate in plans provided by Porter Bancorp for similarly situated employees. Porter Bancorp will take such actions as are reasonably necessary to ensure that (i) health, life and disability insurance coverage is maintained for employees of Company or the Bank during the transition to the Porter Bancorp employee benefit plans on substantially the same basis as immediately prior to the Effective Time, and (ii) there are no pre-existing condition limitations as to benefit payments or eligibility to participate in a Porter Bancorp Entity’s group health plan.

(d) Company and the Bank employees shall be entitled to participate in the Porter Bancorp vacation, sick leave, and other paid-time-off plans (the “Porter PTO Plans”) to the extent such employees are eligible to participate under the terms of the Porter PTO Plans, and past service with Company or the Bank will be counted for Company or Bank employees that continue in the employ of Porter Bancorp or its Subsidiaries for purposes of eligibility and vesting in the Porter PTO Plans.

(e) Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed by Porter Bancorp hereunder or by operation of law, neither Porter Bancorp nor any Porter Bancorp Entity shall have any obligation arising from the Merger to continue any employees of Company or the Bank in its employ or in any specific job or to provide to any employee of Company or the Bank any specified level of compensation or any incentive payments, benefits or perquisites.

(f) The employee benefit plans of Company and the Bank shall, in the sole discretion of Porter Bancorp, be frozen, terminated or merged into comparable plans provided by the Porter Bancorp Entity, effective as Porter Bancorp shall determine in its sole discretion but not before the Effective Time.

(g) No Company or Bank employee shall have any third party beneficiary rights or rights to any specific levels of compensation or benefits as a result of the application of this Section 5.11.

5.12 Certain Accounting Matters. Prior to the Effective Time, Company and the Bank shall, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, use commercially reasonable efforts to modify or change (a) their accounting and financial policies and practices, including, without limitation, policies and practices arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting matters, and (b) Company’s lending, investment or asset/liability management policies; such that the policies and practices set forth in (a) and (b) above shall be consistent with Porter Bancorp’s policies, practices and procedures; provided, that any action taken pursuant to this Section 5.12 shall not be deemed to constitute or result in the breach of any representation or warranty of Company contained in this Agreement.

5.13 Press Releases. Porter Bancorp and Company shall agree with each other as to the form and substance of any press release or public pronouncements or interviews related to this Agreement or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures and interviews related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party to the extent possible under the circumstances, from making any disclosure which in the opinion of its legal counsel is required by law.

5.14 Reports. Company shall file (and shall cause the Bank to file), between the date of this Agreement and the Effective Time, all material reports required to be filed by it with any regulatory authorities having jurisdiction over such party, and shall deliver to Porter Bancorp, as the case may be, copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports, such financial statements shall be prepared in accordance with requirements applicable to such reports.

5.15 Affiliates. Company has disclosed on Schedule 5.15 each Person whom it reasonably believes is an Affiliate of Company for purposes of Rule 145 under the Securities Act. Company shall use commercially reasonable efforts to cause each such Person to deliver to Porter Bancorp not later than 30 days after the date of this Agreement a written agreement, substantially in the form of Annex C.

5.16 Periodic Reports.

(a) Porter Bancorp shall file, between the date of this Agreement and the Effective Time, all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over

Porter Bancorp, and shall deliver to Company copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Commission, such financial statements will fairly present the consolidated financial position of Porter Bancorp as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to the absence of notes and to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the Commission will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to a regulatory authority other than the Commission shall be prepared in accordance with requirements applicable to such reports.

(b) From and after the Effective Time, Porter Bancorp shall file all reports required to be filed by it with the Commission and any other regulatory authorities having jurisdiction over Porter Bancorp necessary to permit the Company shareholders that receive Porter Bancorp Shares as a result of the Merger to resell such Porter Bancorp Shares pursuant to rule 144 of the Securities Act.

5.17 Stock Exchange Listings. Porter Bancorp shall assure that the Porter Bancorp Shares to be issued pursuant to the Merger is properly listed on the NASDAQ Global Market.

5.18 Indemnification.

(a) From and after the Effective Time, Porter Bancorp shall cause the Surviving Corporation, or its successors and assigns, to continue to provide such individuals who at any time prior to the Effective Time were directors or officers of Company or the Bank (the “Indemnified Parties”) with indemnification in respect of actions or omissions (other than such actions or omissions which constitute fraud) occurring at or prior to the Effective Time (including without limitation the transactions contemplated by this Agreement), in accordance with the provisions with respect to indemnification set forth in the Articles of Incorporation and Bylaws of Company and the Bank as in effect on the date of this Agreement (true, correct and complete copies of which have been provided to Porter Bancorp) for a period of four years after the Effective Time.

(b) This Section 5.18 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Porter Bancorp and the Surviving Corporation and their successors and assigns.

5.19 Tax Treatment. Each of Porter Bancorp, Merger Subsidiary and Company agrees not to take any actions subsequent to the date of this Agreement that would adversely affect the ability of Company and its shareholders to characterize the Merger as a tax-free reorganization under Section 368(a) of the Code, and each of Porter Bancorp, Merger Subsidiary and Company agrees to take such action as may be reasonably required, if such action may be reasonably taken to reverse the impact of any past actions that would adversely impact the ability for the Merger to be characterized as a tax-free reorganization under Section 368(a) of the Code.

5.20 Processing Arrangements. Company shall cooperate with Porter Bancorp to transition or terminate, as of the Effective Time or a later date reasonably specified by Porter Bancorp, the data processing agreements to which Company or the Bank are a party.

5.21 Trust Company Right of Refusal. Company shall use commercially reasonable efforts to cause the Bank to, and the Bank shall, comply with its obligations set forth in the agreement between the Bank and Kevin Simpson, dated February 15, 2002, regarding Mr. Simpson’s right of refusal to purchase the Bank’s trust department as a going concern (“Right of Refusal”).

SECTION 6

Conditions of Merger

6.01 Conditions to Obligations. The obligations of Company, Porter Bancorp and Merger Subsidiary to consummate the Merger shall be subject to the satisfaction, or written waiver by the parties hereto, of the following conditions on or before the Closing Date:

(a) Shareholder Approval. This Agreement and the transactions contemplated hereby shall have been approved by the Company Requisite Vote.

(b) Regulatory Approval. Porter Bancorp and Company shall have obtained all appropriate orders, consents, approvals, absences of disapproval and clearances in the form and substance reasonably satisfactory to each of them, from the Federal Reserve Board, the FDIC, the KOFI and all other regulatory agencies and other governmental authorities whose order, consent, approval, absence of disapproval, or clearance is required by law for the consummation of the transactions contemplated by this Agreement, and the terms of all requisite orders, consents, approvals and clearances shall permit the effectuation of the Merger, and all statutory waiting periods in respect of such orders, consents, approvals, absences of disapproval and clearances shall have expired.

(c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any governmental entity seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

(d) Stock Listing. The Porter Bancorp Shares issuable in the Merger shall have been authorized for listing on the NASDAQ Global Market.

(e) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and remain in effect and no proceedings for that purpose shall have been initiated.

(f) Tax Opinion. Porter Bancorp and Company shall have received the written opinion of Company’s legal counsel, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code. In rendering its opinion, Company’s legal counsel will require and rely upon customary representations contained in letters from Porter Bancorp and Company that Company’s legal counsel reasonably deems relevant.

(g) Fairness Opinion. Company shall have received from Company’s financial advisors an opinion reasonably acceptable to Company dated as of the date of the Proxy Statement and the Closing Date to the effect that the Merger Consideration to be received by Company’s shareholders in the Merger is fair to the Company shareholders from a financial point of view.

(h) Consents. Porter Bancorp and Company, as appropriate, shall have obtained the consent or approval of each Person (other than Governmental Authorities and Regulatory Authorities) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect, after the Effective Time, on Porter Bancorp.

(i) Continuity of Interest. The total value of the Porter Bancorp Shares issued in the Merger, based upon the closing sales price of Porter Bancorp Common Stock as reported on The NASDAQ Global Market (excluding sales prices of Porter Bancorp Common Stock during extended-hours trading) on the day immediately preceding the Effective Time (the “Continuity of Interest Date”), shall be not less than 45% of the total Merger Consideration issued in the Merger (the “Continuity of Interest Test”). If the Continuity of Interest Test would not otherwise be satisfied, Porter Bancorp may issue additional Porter Bancorp Shares sufficient to satisfy the Continuity of Interest Test and must immediately notify Company of such issuance on the Continuity of Interest Date. Any such additional Porter Bancorp Shares shall be considered part of the Merger Consideration and shall be valued based upon the closing sales price of Porter Bancorp’s Common Stock on the Continuity of Interest Date.

6.02 Conditions to Obligations of Porter Bancorp and Merger Subsidiary. The obligations of Porter Bancorp and Merger Subsidiary to effect the Merger shall be subject to the satisfaction of the following conditions, in addition to those set forth in Section 6.01, on or before the Closing Date:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of Company set forth in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time, except as otherwise specifically contemplated by this Agreement, and except to the extent the representation or warranty is expressly limited by its terms to another date, in which case it shall have been true and correct as of such date; and Porter Bancorp shall have received a certificate signed on behalf of Company by an executive officer of Company to such effect, and having attached thereto certified copies of the resolutions adopted by Company’s board of directors authorizing this Agreement and the transactions contemplated by this Agreement.

(ii) Company shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time, and Porter Bancorp shall have received a certificate from Company signed by its President, to that effect.

(b) Dissenters Rights. Dissenting Holders who properly exercise dissenters rights pursuant to the KBCA, if any, shall not be the holders of more than fifteen percent (15%) of the outstanding Company Common Shares.

(c) No Material Adverse Effect. Since December 31, 2006, no Material Adverse Effect shall have occurred to Company.

(d) Opinion of Counsel for Company. Porter Bancorp shall have received an opinion of counsel to Company, dated as of the Closing Date, in substantially the form attached hereto as Annex D.

(e) Statutory Requirements. All authorizations, consents and approvals of all federal, state, local and foreign governmental agencies and authorities required to be obtained in order to permit consummation by Porter Bancorp and Company of the transactions contemplated by this Agreement and to permit the business presently carried on by Company and the Subsidiaries to continue unimpaired in all material respects immediately following the Effective Time shall have been obtained.

(f) Affiliate Agreements. Porter Bancorp shall have received the agreements referenced in Section 5.15 of this Agreement from each Affiliate of Company.

(g) Trust Department. The Right of Refusal shall have (i) expired or (ii) been exercised and the purchase of the Bank’s trust department by Mr. Simpson shall have been consummated at a price reasonably acceptable to Porter Bancorp.

6.03 Conditions to Obligations of Company. The obligations of Company to effect the Merger shall be subject to the satisfaction of the following conditions, in addition to those set forth in Section 6.01, on or before the Closing Date:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of Porter Bancorp and Merger Subsidiary set forth in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of Porter Bancorp and Merger Subsidiary set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Effective Time, as though made on and as of the Effective Time, except to the extent the representation or warranty is expressly limited by its terms to another date, in which case it shall have been true and correct as of such date, and Company shall have received a certificate signed on behalf of each of Porter Bancorp and Merger Subsidiary by an executive officer of Porter Bancorp Merger Subsidiary, respectively, to such effect, and having attached to each certified copies of the resolutions adopted by Porter Bancorp’s and Merger Subsidiary’s, as appropriate, boards of directors authorizing this Agreement and the transactions contemplated by this Agreement.

(ii) Porter Bancorp and Merger Subsidiary shall have performed in all material respects all obligations required to be performed by them under this Agreement prior to the Effective Time, and Company shall have received a certificate from each of Porter Bancorp and Merger Subsidiary signed by its President, to that effect.

(b) Statutory Requirements. All authorizations, consents and approvals of all federal, state, local, and foreign governmental agencies and authorities required to be obtained in order to permit consummation by Company and Porter Bancorp of the transactions contemplated by this Agreement and to permit the business presently carried on by Company and the Bank to continue unimpaired in all material respects immediately following the Effective Time shall have been obtained.

(c) Opinion of Porter Bancorp’s Corporate General Counsel. Company shall have received an opinion of Porter Bancorp’s Corporate General Counsel, dated as of the Closing Date, in substantially the form attached hereto as Annex E.

(d) No Material Adverse Effect. Since December 31, 2006, no Material Adverse Effect shall have occurred to Porter Bancorp.

SECTION 7

Termination of Agreement

7.01 Termination Rights. This Agreement may be terminated at any time before the Effective Time:

(a) By mutual written agreement of Company and Porter Bancorp, if their respective boards of directors so determine by a vote of a majority of the members of the entire respective board;

(b) By either Company or Porter Bancorp (if its board of directors so determines by vote of a majority of the members of its entire board) if the Effective Time shall not have occurred on or before November 30, 2007 or such later date as the parties may have agreed on in writing, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of (i) the party seeking to terminate pursuant to this Section 7.01(b) or (ii) any of the Specified Shareholders (if Company is the party seeking to terminate), which action or inaction is in violation of its obligations under this Agreement or, in the case of the Specified Shareholders, his, her or its obligations under the relevant Voting Agreement;

(c) By either Porter Bancorp or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if its board of directors so determines by vote of a majority of the members of its entire board, in the event of: (i) a material breach by the other party of any representation or warranty contained herein, which breach would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in 6.02(a) or 6.03(a), as the case may be, and which cannot be or has not been cured within the earlier of forty-five (45) days after the giving of written notice to the breaching party or parties of such breach or November 30, 2007; or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within the earlier of forty-five (45) days after the giving of written notice to the breaching party or parties of such breach or November 30, 2007;

(d) By either Company or Porter Bancorp (if its board of directors so determine by vote of a majority of the members of the entire board) in the event:

(i) the approval of any governmental authority or regulatory authority required for the consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final non-appealable action of such governmental authority or regulatory authority and the terminating party is not in material breach of Section 5.10 of this Agreement;

(ii) the Company shareholders fail to approve this Agreement at the Shareholders Meeting held for such purpose; or

(iii) any of the closing conditions have not been satisfied or waived by the other party as required by Article 6 of this Agreement;

(e) By Company, at any time prior to the approval of this Agreement and the transactions contemplated herein by Company’s shareholders as contemplated by Section 6.01(a) of this Agreement, if Company’s board of directors so determines by a vote of a majority of the members of the entire board if: (i) Company is not in breach of any material term of this Agreement including Section 5.02, (ii) Company’s board of directors authorized Company, subject to complying with the terms of this Agreement, to enter into a definitive written agreement concerning a transaction that constitutes a Superior Proposal, (iii) Company notifies Porter Bancorp in writing that it intends to enter into such an agreement as soon as practicable upon termination of this Agreement and (iv) at least three (3) Business Days elapse after Porter Bancorp receives the written notice provided for in clause (iii) above, and Company’s board of directors continues to consider the Acquisition Proposal to be a Superior Proposal after taking into account in good faith any amendment or modification to this Agreement proposed by Porter Bancorp during such three (3) Business Day period;

(f) By Porter Bancorp, upon written notice to Company, if (i) in connection with the presentation of this Agreement to Company’s shareholders as contemplated by Section 5.04, the Company Board shall have failed to make the required favorable recommendation of the Merger; or withdrawn, modified or qualified in any manner adverse to Porter Bancorp, the favorable recommendation of the Merger; or taken any other action or made any other statement in connection with the Shareholders Meeting inconsistent with a favorable recommendation of this transaction (any such action in this preceding clause, a “Change in Recommendation”); or

(g) By Company at any time during the three-Business Day period commencing on the Determination Date if the Average Porter Closing Price shall be less than $18.58 (20% reduction).

(h) By Porter Bancorp at any time during the three-Business Day period commencing on the Determination Date if the Average Porter Closing Price shall be greater than $27.88 (20% increase).

7.02 Effect of Termination. Upon termination of this Agreement by either Porter Bancorp or Company pursuant to this Section 7 (except for this Section 7, the confidentiality provisions of Section 5.03, and Section 8.03 in its entirety, which shall survive to the fullest extent permitted by law), (a) this Agreement shall be void and of no further effect, and (b) there shall be no liability by reason of this Agreement, or the termination thereof on the part of Porter Bancorp, Merger Subsidiary, Company or the Bank or the respective directors, officers, employees, agents or shareholders of any of them, unless such termination results from a party’s willful misrepresentation or intentional breach of any covenant or representation or warranty contained herein. In such event, the terminating party shall have all remedies available to it at law or in equity.

7.03 Termination Amount and Expenses.

(a) Except as set forth in this Section 7.03, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in accordance with the provisions of Section 8.03.

(b) Company shall pay to Porter Bancorp, by wire transfer of immediately available funds, a termination fee in the amount of $500,000 (the “Termination Fee”) if:

(i) This Agreement is terminated by Company pursuant to Section 7.01(e); or

(ii) (A) This Agreement is terminated by Porter Bancorp pursuant to Section 7.01(c)(i) as a result of a willful breach by Company or Section 7.01(f) (provided that Porter Bancorp shall not have been in breach of a material term of this Agreement at the time the Company Board made a Change in Recommendation), or by Porter Bancorp or Company pursuant to Section 7.01(d)(ii); and (B) at any time after the date of this Agreement, an Acquisition Proposal with respect to Company shall have been publicly announced, publicly proposed or commenced; and (C) within twelve (12) months after the date of such termination, Company shall have entered into an agreement relating to such previously announced Acquisition Proposal or such previously announced Acquisition Proposal shall have been consummated. No Termination Fee shall be paid unless all of the conditions set forth in subclauses (A), (B) and (C), above, have occurred.

The Termination Fee shall be payable (i) on the date of termination of this Agreement in the case of clause (i) above and (ii) two (2) Business Days after the first to occur of the execution of the agreement relating to an Acquisition Proposal or consummation of the Acquisition Proposal in the case of clause (ii) above. Upon payment of the Termination Fee in accordance with this Section 7.03, Company shall have no further liability to Porter Bancorp at law or in equity with respect to such termination under Section 7.01(e), 7.01(c) or 7.01(f), or otherwise with respect to this Agreement.

(c) Company agrees that, if (i) Porter Bancorp shall terminate this Agreement pursuant to Section 7.01(c), (ii) either Porter Bancorp or Company terminate this Agreement pursuant to Section 7.01(d)(ii), (iii) Company shall terminate this Agreement pursuant to Section 7.01(e), or (iv) Porter Bancorp shall terminate this Agreement pursuant to Section 7.01(f) (provided that Porter Bancorp shall not have been in breach of a material term of this Agreement at the time the Company Board made a Change in Recommendation), then Company shall pay to Porter Bancorp, within five (5) Business Days of receipt by Company of a written notice from Porter Bancorp evidencing Porter Bancorp’s documented expenses, an amount equal to Porter Bancorp’s documented expenses; provided that such amount shall not exceed $200,000. Notwithstanding the foregoing, any recovery by Porter Bancorp under Section 7.03(b) shall not preclude Porter Bancorp from also recovering under this Section 7.03(c) provided that the amount payable under Section 7.03(b) shall be net of any amount recovered under this Section 7.03(c).

(d) Porter Bancorp agrees that if Company shall terminate this Agreement pursuant to Section 7.01(c), then Porter Bancorp shall pay to Company, within five (5) Business Days of receipt by Company of a written notice from Company evidencing Company’s documented expenses, an amount equal to Company’s documented expenses; provided that such amount shall not exceed $200,000.

(e) Each of Company and Porter Bancorp acknowledges that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, such party would not enter into this Agreement; accordingly, if a party fails to pay promptly amounts due hereunder, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the party that fails to pay for such amounts, the non-prevailing party shall pay the prevailing party’s reasonable expenses (including reasonable attorneys’ fees) incurred in connection with such suit.

(f) Any payment required to be made pursuant to this Section 7.03 shall be made on the requisite payment date by wire transfer of immediately available funds to an account designated by the party to be paid.

SECTION 8

Miscellaneous

8.01 Deliveries and Notices. Any deliveries, notices or other communications required or permitted hereunder shall be deemed to have been duly made or given: (i) if delivered in person; (ii) if sent by registered mail, return receipt requested, postage prepaid; (iii) if sent by a nationally recognized overnight courier service; or (iv) if sent by facsimile, provided, however, that facsimile is promptly confirmed by overnight delivery, and in each case, addressed as follows:

(a)	If to Company or the Bank:

Ohio County Bancshares, Inc.

200 North Main Street

Beaver Dam, Kentucky 42320

Attn: Patricia B. Wheeler

Fax: (270) 274-9015

with a copy to:

Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40202-3354

Attn: R. James Straus

Fax: (502) 581-1087

(b)	If to Porter Bancorp:

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

Attn: Maria L. Bouvette, President and CEO

Fax: (502) 499-4812

with a copy to:

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

Attn: C. Bradford Harris, Corporate General Counsel

Fax: (502) 499-4812

or if sent to such substituted address as Company, the Bank or Porter Bancorp has given to the other in writing.

8.02 Waivers. No waivers or failure to insist upon strict compliance with any obligation, covenant, agreement or condition of this Agreement shall operate as a waiver of, or an estoppel with respect to, any subsequent or other failure.

8.03 Expenses. Except as otherwise provided in this Agreement, each party shall assume and pay its own legal, accounting and other expenses incurred in connection with the transactions contemplated by this Agreement. Porter Bancorp shall bear the expenses of applying for regulatory approval for the Merger. Company shall cause its attorneys and accountants to bill it on a monthly basis for all fees and expenses incurred and shall promptly accrue and pay such bills.

8.04 Headings, Counterparts, and Pronouns. The headings in this Agreement have been included solely for ease of reference and shall not be considered in the interpretation or construction of this Agreement. This

Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Wherever from the context it appears appropriate, pronouns stated in the masculine, feminine or neuter in this Agreement shall include the masculine, feminine and neuter.

8.05 Annexes and Disclosure Memorandum. The annexes and disclosure memorandum to this Agreement are incorporated herein by this reference and expressly made a part hereof.

8.06 Entire Agreement. All prior negotiations and agreements, by and between Company and Porter Bancorp are superseded by this Agreement and the Voting Agreements, and there are no representations, warranties, understandings or agreements between the parties other than those expressly set forth herein or in an annex or disclosure letter delivered or to be delivered in connection herewith.

8.07 Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the Commonwealth of Kentucky and the United States.

8.08 Termination of Representations and Warranties. The representations and warranties contained in this Agreement shall terminate at the Effective Time, and shall thereafter be of no further force and effect.

8.09 Bank. The Bank joins in this Agreement for the purpose of acknowledging the covenants of Company hereunder, making the covenants set forth in Sections 5.01, 5.02, 5.03, 5.07, 5.09, 5.11, 5.12 and 5.22 and representing and warranting to Porter Bancorp that, to its knowledge, the representations of Company herein as to the Bank or its business, are true and correct in all material respects. The Bank acknowledges that in consideration of the foregoing, the Bank shall benefit from a smooth and orderly transition in the ownership and control of Company.

8.10 Knowledge. The phrases “know” or “knowledge” means the actual knowledge, after reasonable inquiry, of the executive officers of Company and Porter Bancorp, respectively.

8.11 Benefit and Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their successors and assigns; provided, however, that no party to this Agreement shall assign its rights or obligations hereunder without the express written consent of the other party, which consent shall not be unreasonably withheld.

8.12 No Third Party Beneficiaries. It is expressly understood and agreed by the parties hereto that any representation, warranty or covenant by a party contained herein is made only for the benefit of the other party hereto, and that accordingly no person or entity not a party to this Agreement shall have any cause of action with respect to (or be deemed in any fashion a third party beneficiary of) any representation, warranty or covenant (or breach thereof) in this Agreement.

8.13 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of Company and the Bank shall take all such necessary action.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Company, the Bank, Porter Bancorp and Merger Subsidiary have executed and delivered multiple originals of this Agreement as of the date set forth in the preamble hereto.

OHIO COUNTY BANCSHARES, INC.

By	/S/ PATRICIA B. WHEELER

Title	PRESIDENT

KENTUCKY TRUST BANK

By	/S/ PATRICIA B. WHEELER

Title	PRESIDENT

PORTER BANCORP, INC.

By	/S/ MARIA L. BOUVETTE

Title	PRESIDENT AND CHIEF EXECUTIVE OFFICER

PBIB CORPORATION, INC.

By	/S/ MARIA L. BOUVETTE

Title	PRESIDENT AND CHIEF EXECUTIVE OFFICER

AGREEMENT AND PLAN OF MERGER

This is Amendment No. 1 to the Agreement and Plan of Merger (the “Agreement”) dated as of June 16, 2007, among: (a) Porter Bancorp, Inc., a Kentucky corporation (“Porter Bancorp”); (c) PBIB Corporation, Inc., a Kentucky corporation which is wholly owned by Porter Bancorp (“Merger Subsidiary”); and (d) Ohio County Bancshares, Inc., a Kentucky corporation (“Company”). Kentucky Trust Bank, a Kentucky banking corporation (the “Bank”), joins in this Agreement for the limited purposes set forth herein.

To correct an error in Section 2.06 of the Agreement, the parties agree to amend Section 2.06, which as hereby amended, shall read in its entirety as follows:

2.06 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of Company Common Shares converted into the right to receive the Merger Consideration pursuant to the Merger who would otherwise have been entitled to receive a fractional Porter Bancorp Share (after taking into account shares evidenced by all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest), rounded to the nearest cent, in an amount determined by multiplying such fractional Porter Bancorp Share by the Average Porter Closing Price (subject to a proportionate adjustment, as appropriate, pursuant to Section 2.08). No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional shares.

IN WITNESS WHEREOF, Company, the Bank, Porter Bancorp and Merger Subsidiary have executed and delivered multiple originals of this Agreement as of the date set forth in the preamble hereto.

OHIO COUNTY BANCSHARES, INC.

By	/S/ PATRICIA B. WHEELER

Title	PRESIDENT

KENTUCKY TRUST BANK

By	/S/ PATRICIA B. WHEELER

Title	PRESIDENT

PORTER BANCORP, INC.

By	/S/ MARIA L. BOUVETTE

Title	PRESIDENT AND CHIEF EXECUTIVE OFFICER

PBIB CORPORATION, INC.

By	/S/ MARIA L. BOUVETTE

Title	PRESIDENT AND CHIEF EXECUTIVE OFFICER

ANNEX A

Voting Agreement

This is a VOTING AGREEMENT dated as of June 16, 2007 (the “Agreement”) by and between the undersigned holder of capital stock (“Shareholder”) of Ohio County Bancshares, Inc., a Kentucky corporation (“Company”), and Porter Bancorp, Inc., a Kentucky corporation (“Porter Bancorp”). Capitalized terms used herein and not defined herein have the respective meanings set forth in the Merger Agreement (as defined herein).

WHEREAS, Porter Bancorp and Company have entered into the Agreement and Plan of Merger, dated as of June 16, 2007 (as such agreement may be subsequently amended or modified is hereinafter referred to as the “Merger Agreement”), providing for the merger of PBIB Corporation, Inc., formed by Porter Bancorp, into Company (the “Merger”);

WHEREAS, as of the date hereof, Shareholder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) and/or has voting power with respect to the number of shares of common stock, no par value (the “Common Stock”) of Company set forth opposite Shareholder’s name on Appendix 1 attached hereto (such shares, together with any other shares of Common Stock which Shareholder acquires beneficial ownership in any capacity or voting power with respect to after the date hereof and prior to the termination of this Agreement, are hereinafter referred to as the “Shares”); and

WHEREAS, as a condition to the willingness of Porter Bancorp to enter into the Merger Agreement, Porter Bancorp has required that each Specified Shareholder enter into this Agreement with respect to such Shares; and

NOW, THEREFORE, in consideration of, and as a condition to, Porter Bancorp entering into the Merger Agreement, and in consideration of the expenses incurred and to be incurred by Porter Bancorp in connection therewith, the parties hereto agree as follows:

1. Agreement to Vote. Subject to Shareholder’s review of the Proxy Statement/Prospectus, while this Agreement is in effect, Shareholder agrees to vote or cause to be voted all Shares that Shareholder shall be entitled to so vote, whether such Shares are held of record or beneficially owned by Shareholder at a meeting of Company’s shareholders to be called and held following the date hereof (including any adjournment or postponement thereof, the “Company Meeting”) or at any other meeting of Company’s shareholders, and in connection with every action or approval by written consent of Company, (a) in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and (b) against any Acquisition Proposal.

2. Agreement to Retain Shares. While this Agreement is in effect, other than as provided herein, Shareholder agrees that he or she will not sell, assign, transfer or otherwise dispose of (including, without limitation, by the creation of a lien, claim, charge or other encumbrance), or permit to be sold, assigned, transferred or otherwise disposed of, any Shares beneficially owned by Shareholder, except (a) transfers by will or by operation of law, in which case this Agreement shall bind the transferee, (b) transfers to any other Specified Shareholder who has executed a copy of this Agreement on the date hereof with respect to the Shares held by such Shareholder, (c) transfers to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and (d) as Porter Bancorp may otherwise agree in its sole discretion.

3. Agreement to Cooperate. Shareholder agrees to cooperate with Porter Bancorp and Company in doing all things reasonably necessary, proper or advisable under applicable law as promptly as reasonably practicable to consummate and make effective the Merger and the other transactions contemplated by this Agreement.

4. Legend. Shareholder acknowledges that Company shall cause its transfer agent to note on its records for Company (in whatever form maintained) that such Shares are subject to the restrictions on voting and transfer set forth herein, and at Porter Bancorp’s request shall have any existing certificates representing Shares subject to this Agreement canceled and reissued bearing the following legend:

“THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN VOTING AND TRANSFER RESTRICTIONS CONTAINED IN A VOTING AGREEMENT BY AND BETWEEN PORTER BANCORP, INC. AND CERTAIN BENEFICIAL OWNERS OF OHIO COUNTY BANCSHARES, INC. AND THE SHARES MAY BE SOLD, ASSIGNED, TRANSFERRED, OR OTHERWISE DISPOSED OF ONLY IN COMPLIANCE THEREWITH. COPIES OF THE ABOVE-REFERENCED AGREEMENT ARE ON FILE AT THE OFFICES OF OHIO COUNTY BANCSHARES, INC.”

5. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Porter Bancorp as follows:

(a) Shareholder has the complete and unrestricted power and the unqualified right to enter into and perform the terms of this Agreement. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes a legal, valid and binding agreement with respect to Shareholder, enforceable against Shareholder in accordance with its terms, except to the extent enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency, moratorium and other similar laws affecting creditors’ rights and remedies generally.

(b) Shareholder (i) beneficially owns the number of Shares indicated opposite Shareholder’s name on Appendix 1 hereto, and has unrestricted voting power with respect to such Shares with no limitations, qualifications or restrictions on such rights and (ii) does not beneficially own any shares of capital stock of Company other than such Shares as to which Shareholder does not have voting power, except as disclosed on Appendix 1.

(c) There are no proxies, voting trusts or understandings to or by which Shareholder is a party or bound or that expressly requires that any of the Shares be voted in a specific manner other than as provided in this Agreement or that provides for any right on the part of any other person other than Shareholder to vote such Shares.

6. Term of Agreement. This Agreement shall remain in full force and effect until the earlier of (a) the consummation of the Merger or (b) the termination of the Merger Agreement in accordance with its terms.

7. Specific Performance; Injunctive Relief. Shareholder has signed this Agreement intending to be bound thereby. Shareholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against Shareholder. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

8. Waivers. No waivers of any breach of this Agreement extended by Porter Bancorp to Shareholder shall be construed as a waiver of any rights or remedies of Porter Bancorp with respect to any other Specified Shareholder or with respect to any subsequent breach of Shareholder or any other shareholder of Company.

9. Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

10. Governing Law. This Agreement is deemed to be signed as a sealed instrument and is to be governed by the laws of the Commonwealth of Kentucky, without giving effect to the principles of conflicts of laws thereof. If any provision hereof is deemed unenforceable, the enforceability of the other provisions hereof shall not be affected.

11. Individual Capacity. As regards the provisions of this Agreement related to voting of Shares, the parties hereto acknowledge that Shareholder is entering into this Agreement solely in his or her capacity as an individual shareholder and, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require any Shareholder, in his or her capacity as a director of Company or any Company Subsidiary, to act or fail to act in accordance with his or her fiduciary duties in such director capacity. Furthermore, the Shareholder makes no agreement or understanding herein in his or her capacity as a director of Company or any Company Subsidiary.

12. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

EXECUTED as of the date first above written.

SHAREHOLDER	PORTER BANCORP, INC.

By:
Signature

Title:
Print Name

Appendix 1

Shares Beneficially Owned

Print Name	Number of Shares

ANNEX B

Specified Shareholders

1.	Patricia B. Wheeler

2.	TAP Investments, L.L.C.

3.	Hayward Spinks

ANNEX C

Form of Rule 145 Affiliate Agreement

June     , 2007

Porter Bancorp, Inc.

2500 Eastpoint Parkway

Louisville, Kentucky 40223

Ladies and Gentlemen:

The undersigned has been advised that as of the date of this letter the undersigned may be deemed to be an “affiliate” of Ohio County Bancshares, Inc., a Kentucky corporation (“Company”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Pursuant to the terms of the Agreement and Plan of Merger dated as of June 16, 2007 (the “Merger Agreement”), executed among Company and Porter Bancorp, Inc., a Kentucky corporation (“Porter Bancorp”), PBIB Corporation, Inc. (“Merger Subsidiary”), Company will be merged with Merger Subsidiary (the “Merger”).

As a result of the Merger, the undersigned may receive shares of common stock of Porter Bancorp (such shares received by the undersigned as a result of the Merger are hereinafter referred to as the “Porter Bancorp Shares”) in exchange for shares of common stock of Company owned by the undersigned. Terms capitalized but not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.

The undersigned represents, warrants and covenants to Porter Bancorp that:

(a) The undersigned shall not make any sale, transfer or other disposition of the Porter Bancorp Shares in violation of the Securities Act or the rules and regulations promulgated thereunder.

(b) The undersigned has carefully read this agreement and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon the undersigned’s ability to sell, transfer or otherwise dispose of Porter Bancorp Shares, to the extent the undersigned has considered necessary, with the undersigned’s counsel or counsel for Company.

(c) The undersigned has been advised that the issuance of Porter Bancorp Shares to the undersigned pursuant to the Merger has been registered with the Commission under the Securities Act on a Registration Statement on Form S-4. However, the undersigned has also been advised that, since at the time the Merger was submitted for a vote of the shareholders of Company, the undersigned may be deemed to have been an affiliate of Company and the distribution by the undersigned of the Porter Bancorp Shares has not been registered under the Securities Act, the undersigned may not sell, transfer or otherwise dispose of Porter Bancorp Shares issued to the undersigned in the Merger unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Securities Act (as hereafter amended, “Rule 145”), or (iii) Porter Bancorp has received an opinion of counsel reasonably acceptable to Porter Bancorp (or other evidence reasonably acceptable to Porter Bancorp) that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act.

(d) The undersigned understands that Porter Bancorp is under no obligation to register the sale, transfer or other disposition of the Porter Bancorp Shares by the undersigned or on the undersigned’s behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

(e) The undersigned also understands that stop transfer instructions will be given to Porter Bancorp’s transfer agent with respect to the Porter Bancorp Shares and that there will be placed on the certificates for the Porter Bancorp Shares issued to the undersigned, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED                     , 2007, BETWEEN THE REGISTERED HOLDER HEREOF AND PORTER BANCORP, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF PORTER BANCORP, INC.”

(f) The undersigned also understands that unless the transfer by the undersigned of the undersigned’s Porter Bancorp Shares has been registered under the Securities Act or is a sale made in conformity with the provisions of Rule 145, Porter Bancorp reserves the right to put the following legend on the certificates issued to the undersigned’s transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

(g) It is understood and agreed that at the request of the undersigned the legends set forth in paragraphs (e) and (f) above shall be removed by delivery of substitute certificates without such legend and the related stop transfer instructions will be lifted forthwith, at such time as (i) the undersigned is not, and has not been for at least three months, an affiliate of Porter Bancorp, and a period of at least two years (as determined in accordance with paragraph (d) of Rule 144 under the Securities Act) has elapsed since the date of consummation of the Merger or (ii) Porter Bancorp shall have received an opinion of counsel or other evidence, in each case reasonably acceptable to Porter Bancorp, that such legend and stop transfer instructions are not required for purposes of the Securities Act.

Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an “affiliate” of Company as described in the first paragraph of this letter, or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.

Very truly yours,

[signature]

[typed or printed name]

Agreed and Accepted this          day of                     , 2007 by

PORTER BANCORP, INC.

By:

Name:

Title:

ANNEX D

Opinion of Counsel for Company

Subject to standard qualifications and Frost Brown Todd, LLC opinion policies:

(i) Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky.

(ii) The Bank is a Kentucky banking corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky.

(iii) The Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

(iv) Company and the Bank have the requisite corporate power and authority to enter into the Agreement and to perform their obligations thereunder.

(v) The execution and delivery of the Agreement by Company and the Bank, and the consummation by Company and the Bank of the transactions provided for therein, have been duly authorized by all requisite corporate action on the part of Company and the Bank.

(vi) The Agreement has been duly executed and delivered by Company and the Bank and is a valid and binding obligation of Company and the Bank enforceable against Company and the Bank in accordance with its terms.

(vii) As of the date hereof and before giving effect to the transactions contemplated by the Agreement, the authorized capital stock of Company consists of                  shares of Company Common Stock and                  shares of non-voting preferred stock and, to our knowledge, (1)                  shares of Company Common Stock are issued and outstanding and                  shares of non-voting preferred stock are issued and outstanding; (the “Company Outstanding Shares”); (2) all of the Company Outstanding Shares have been duly authorized, validly issued and are fully paid and non-assessable; and (3) except as set forth in Item 3.04 of the Company Disclosure Memorandum, there are no outstanding options, warrants, contracts, or commitments to which Company is a party entitling any Person to purchase or otherwise acquire from Company any of the outstanding shares of Company Common Stock or non-voting preferred stock or any securities convertible into or exchangeable for any of the Company Common Stock or non-voting preferred stock.

(viii) As of the date hereof and before giving effect to the transactions contemplated by the Agreement, the authorized capital stock of the Bank consists of                  shares of common stock, $10.00 par value per share, and, to our knowledge, (1)                  are issued and outstanding (collectively, the “Bank Outstanding Shares”); (2) all of the Bank Outstanding Shares have been duly authorized, validly issued and are fully paid and non-assessable; and (3) except as set forth in Item 3.04 of the Company Disclosure Memorandum, there are no outstanding options, warrants, contracts, or commitments to which the Bank is a party entitling any Person to purchase or otherwise acquire from the Bank any of the outstanding shares of the capital stock of the Bank or any securities convertible into or exchangeable for any of the outstanding shares of the capital stock of the Bank.

(ix) Except for compliance with legal requirements as contemplated by the Agreement, the execution, delivery and performance of the Agreement by Company and the Bank does not, and the consummation of the transactions contemplated thereby by Company and the Bank does not and will not (1) violate any law that is applicable to Company or the Bank, which violation would have a Material Adverse Effect on Company or any of the Company Subsidiaries; or (2) violate the Articles of Incorporation or Bylaws of Company or the Bank.

(x) Except for the filing of articles of merger with the Kentucky Secretary of State, no consent or approval, and no registration or filing with, any governmental agency, authority or other governmental unit is required, under any law applicable to Company or the Bank, other than such consents and approvals as have been obtained and registrations and filings as have been made, for Company or the Bank to consummate the transactions provided for in the Agreement.

(xi) To our knowledge, except as disclosed in the Company Disclosure Memorandum, there is no action, suit, proceeding, inquiry or investigation before or by any court or governmental agency or body, now pending or threatened, against Company or any Company Subsidiary which, if adversely determined, would have a Material Adverse Effect on Company or any Company Subsidiary whether or not the Merger is consummated.

(xii) To our knowledge, there is no action, suit or proceeding pending against Company or the Bank which questions the validity of the Agreement or of any action taken or to be taken by Company or the Bank pursuant to the Agreement.

Such opinion may expressly rely as to matters of fact upon certificates furnished by appropriate officers of Company or the Bank or appropriate governmental officials.

ANNEX E

Opinion of Corporate General Counsel for Porter Bancorp

(i) Each of Porter Bancorp and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky.

(ii) PBI Bank is a Kentucky banking corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky.

(iii) PBI Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

(iv) Porter Bancorp and Merger Subsidiary have the requisite corporate power and authority to enter into the Agreement and to perform their obligations thereunder.

(v) The execution and delivery of the Agreement by Porter Bancorp and Merger Subsidiary, and the consummation by Porter Bancorp and Merger Subsidiary of the transactions provided for therein, have been duly authorized by all requisite corporate action on the part of Porter Bancorp and Merger Subsidiary.

(vi) The Agreement has been duly executed and delivered by Porter Bancorp and Merger Subsidiary and is a valid and binding obligation of Porter Bancorp and Merger Subsidiary enforceable against Porter Bancorp and Merger Subsidiary in accordance with its terms.

(vii) As of the date hereof and before giving effect to the transactions contemplated by the Agreement, the authorized capital stock of Porter Bancorp consists of                  shares of Porter Bancorp Common Stock and                  shares of preferred stock and, to my knowledge, (1)                  shares of Porter Bancorp Common Stock are issued and outstanding and                  shares of preferred stock are issued and outstanding; (the “Porter Outstanding Shares”); and (2) all of the Porter Outstanding Shares have been duly authorized, validly issued and are fully paid and non-assessable.

(viii) As of the date hereof and before giving effect to the transactions contemplated by the Agreement, the authorized capital stock of PBI Bank consists of                  shares of common stock, no par value per share, and, to my knowledge, (1)                  are issued and outstanding (collectively, the “Bank Outstanding Shares”); and (2) all of the Bank Outstanding Shares have been duly authorized, validly issued and are fully paid and non-assessable.

(ix) Except for compliance with legal requirements as contemplated by the Agreement, the execution, delivery and performance of the Agreement by Porter Bancorp and Merger Subsidiary does not, and the consummation of the transactions contemplated thereby by Porter Bancorp and Merger Subsidiary does not and will not (1) violate any law that is applicable to Porter Bancorp and Merger Subsidiary, which violation would have a Material Adverse Effect on Porter Bancorp or any of the Porter Bancorp Subsidiaries; or (2) violate the Articles of Incorporation or Bylaws of Porter Bancorp and Merger Subsidiary.

(x) Except for the filing of articles of merger with the Kentucky Secretary of State, no consent or approval, and no registration or filing with, any governmental agency, authority or other governmental unit is required, under any law applicable to Porter Bancorp and Merger Subsidiary, other than such consents and approvals as have been obtained and registrations and filings as have been made, for Porter Bancorp and Merger Subsidiary to consummate the transactions provided for in the Agreement.

(xi) To my knowledge, there is no action, suit, proceeding, inquiry or investigation before or by any court or governmental agency or body, now pending or threatened, against Porter Bancorp or any Porter Bancorp

Subsidiary which, if adversely determined, would have a Material Adverse Effect on Porter Bancorp or any Porter Bancorp Subsidiary whether or not the Merger is consummated.

(xii) To my knowledge, there is no action, suit or proceeding pending against Porter Bancorp or Merger Subsidiary which questions the validity of the Agreement or of any action taken or to be taken by Porter Bancorp or Merger Subsidiary pursuant to the Agreement.

Such opinion may expressly rely as to matters of fact upon certificates furnished by appropriate officers of Porter Bancorp or Merger Subsidiary or appropriate governmental officials.

Appendix B

OPINION OF FINANCIAL ADVISOR

August 15, 2007

Board of Directors

Ohio County Bancshares, Inc.

200 North Main Street

Beaver Dam, KY 42320

Dear Directors:

Mercer Capital Management, Inc. (“Mercer Capital”) has been retained by the Board of Directors of Ohio County Bancshares, Inc. (“OCB”) as its financial advisor to render an opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the proposed merger between OCB and Porter Bancorp, Inc. (“Porter Bancorp” or “PBIB”). This Fairness Opinion is issued from the perspective of OCB’s shareholders. We have not been asked to opine as to, and our opinion does not in any manner address, OCB’s underlying business decision to proceed with the transaction. Our advisory services, as defined in the engagement letter between Mercer Capital and OCB, relate only to the provision of the requested Fairness Opinion and supporting documentation.

We were not authorized to, and did not, solicit any expressions of interest from any other parties with respect to the sale of all or any part of OCB or any alternative transaction. Consequently, we express no opinion as to whether any alternative transaction might produce consideration for OCB’s shareholders in any amount exceeding that contemplated in the merger.

Mercer Capital, as part of its investment banking and general valuation businesses, is engaged to assist financial institutions and businesses in merging with and acquiring other entities and to value businesses and their securities in connection with mergers and acquisitions, private placements, corporate reorganizations, income and estate tax matters, and other purposes.

OVERVIEW OF THE TRANSACTION

The following summary of the proposed Agreement and Plan of Merger (the “Agreement”) among Porter Bancorp; PBIB Corporation, Inc., which is wholly owned by Porter Bancorp (“Merger Subsidiary”) and OCB, is qualified in its entirety by reference to the Agreement.

•

Structure. OCB will be merged with and into Merger Subsidiary in a statutory merger effected in accordance with the Agreement and the Kentucky Business Corporation Act (“KCBA”). When the Merger takes effect, the separate corporate existence of OCB shall cease and Merger Subsidiary shall continue as the surviving corporation and shall succeed to and assume all rights and obligations of OCB.

•

Consideration. Porter Bancorp will acquire all of the issued and outstanding shares of capital stock of OCB and all of the rights of holders of unexercised OCB stock options in exchange for consideration in the aggregate amount of approximately $12,000,000 in a combination of shares of Porter Bancorp voting common stock and cash.

•

Conversion of Shares. Subject to the Agreement, each OCB common share issued and outstanding shall be converted at the election of the holder thereof into the right to receive either (i) a number of Porter Bancorp shares per OCB common share equal to the “Share Exchange Ratio,” (ii) an amount of cash per OCB common share equal to $297.34 (the “Cash Exchange Amount”); or (iii) a combination of Porter Bancorp shares at the Share Exchange Ratio and Cash at the Cash Exchange Amount.

The “Share Exchange Ratio” shall mean 12.80 Porter Bancorp shares for each OCB common share; provided, however, that if on the “Determination Date” the average Porter Bancorp closing price shall be less than or equal to $20.91 (10% reduction) or greater than or equal to $25.55 (10% increase), then the Share Exchange Ratio shall equal $297.34 divided by the average Porter Bancorp closing price.

The average Porter Bancorp closing price shall mean the average of the 4:00 p.m. Eastern Time closing price per Porter Bancorp share on the NASDAQ Global Market for the 10 trading days ending on the last trading day before the Determination Date. Determination Date shall mean shall mean the third business day preceding the closing date.

Subject to cash paid in lieu of fractional shares, and the satisfaction of the Continuity Test described in the Agreement, it is understood and agreed that the aggregate consideration will be a mixture of Porter Bancorp shares and cash, with a minimum of 50% and a maximum of 60% of the OCB common shares issued and outstanding being exchanged for Porter Bancorp shares and a minimum of 40% and maximum of 50% of the OCB common shares issued and outstanding being exchanged for cash.

The $12,000,000 aggregate consideration is subject to OCB having minimum capital at closing as defined in the Agreement, of $6,000,000, and will be reduced on a dollar-for-dollar basis to the extent OCB’s capital at closing is less than $6,000,000, in which case the Share Exchange Ratio and the Cash Exchange Amount shall be adjusted proportionately.

•	Election as to Outstanding OCB Common Shares. OCB shareholders shall have the following alternatives in connection with the exchange of OCB shares in connection with the Merger:

•

At the option of the holder, all of such holder’s OCB common shares shall be converted into the right to receive Porter Bancorp shares at the Share Exchange Ratio (the “All Stock Election”); provided, however, that fractional shares will not be issued and cash will be paid in lieu thereof; or

•	At the option of the holder, all of such holder’s OCB common stock shall be converted into the right to receive cash at the Cash Exchange Amount (the “All Cash Election”); or

•

At the option of the holder, any whole number of such holder’s shares OCB common shares shall be converted into the right to receive Porter Bancorp shares at the rate of the Share Exchange Ratio, and the remainder of such holder’s shares deposited with the Exchange Agent shall be converted into the right to receive cash at the Cash Exchange Amount (the “Mixed Election”); provided, however, that fractional shares will not be issued; or

•

If no election is made by the holder, all of such holder’s OCB common shares will be converted into the right to receive (A) Porter Bancorp shares; (B) cash; or (C) any combination of Porter Bancorp shares and cash as determined by Porter Bancorp; provided, however, that fractional shares will not be issued.

•

Depending on the elections made by OCB shareholders, the Election Agent will allocate Porter Bancorp shares and cash to (A) achieve the overall ratio of a minimum of 50% and a maximum of 60% of OCB shares to be converted into the right to receive Porter Bancorp shares and a minimum of 40% and a maximum of 50% of OCB shares to be converted into the right to receive cash, and (B) to satisfy the elections made by OCB shareholders to the greatest extent possible.

•

Dissenting Shares. Dissenting shareholders who have not voted in favor of the Merger or consented thereto in writing and who shall have properly given notice and demanded in writing payment for such shares, shall not be converted into or represent the right to receive the merger consideration. Dissenting holders shall be entitled to receive payment of the fair value of such OCB shares held by them in accordance with Kentucky law.

•

Porter Bancorp Shares. Porter Bancorp has agreed to register the Porter Bancorp common stock to be issued in the merger under the federal securities act and to list those shares on the NASDAQ Global Market. Except for the shares owned by shareholders who are affiliates of OCB and are subject to the terms of the affiliate agreements with Porter Bancorp, there will be no restrictions on the transfer of shares of Porter Bancorp common stock to be issued in the merger.

•	Tax Treatment. The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Tax Code. Taxes are expected to be deferred on the stock consideration.

•	Termination. OCB will pay Porter Bancorp a termination fee of $500,000 if the acquisition is terminated by either Porter Bancorp or OCB for the specific reasons listed in the Agreement.

•	Approvals. The Agreement requires customary shareholder and regulatory approvals.

MATERIALS EXAMINED AND DUE DILIGENCE PERFORMED

In conjunction with the preparation of this fairness opinion, representatives of Mercer Capital visited with OCB management in Beaver Dam, Kentucky and with management of Porter Bancorp by telephone in Louisville, Kentucky. Further, Mercer Capital reviewed the process leading to the pending transaction with the Chairman of OCB. These discussions provided important perspective to our understanding of the information reviewed and analyzed in preparation of this opinion of fairness.

Mercer Capital obtained and reviewed information from the following sources to prepare this opinion:

1.	The terms of successive drafts of the Agreement and Plan of Merger;

2.	Minutes of Kentucky Trust Bank’s Board of Directors’ meetings for the period January 27, 2006 to April 27, 2007;

3.	Minutes of OCB’s Board of Directors’ meetings for the period December 10, 2005 to April 27, 2007;

4.	Annual audited financial statements for OCB for the fiscal years ended December 31, 2002 – 2005, plus a draft audit for the year ended December 31, 2006.

5.	Internal, interim financial statements for OCB for the year-to-date period ended June 30, 2007 and June 30, 2006;

6.	Strategic Plan for Kentucky Trust Bank 2007-2017, approved by the Board of Kentucky Trust Bank in January 2007;

7.	Form 10-K for Porter Bancorp, Inc. for the period ended December 31, 2006;

8.	Form 10-Q for Porter Bancorp, Inc. for the period ended June 30, 2007;

9.	Form DEF 14A (Proxy Statement) for Porter Bancorp, Inc. filed April 18, 2007 for the meeting scheduled on May 17, 2007;

10.	Audited Consolidated Financial Statements for Porter Bancorp, Inc. for the fiscal years ended December 31, 2002-2006;

11.	Documentation with regard to negotiations between Patricia Wheeler, Chairman of OCB and controlling shareholder and members of management seeking to purchase Mrs. Wheeler’s shares;

12.	Research reports regarding Porter Bancorp, Inc. dated April 27, 2007 prepared by Keefe, Bruyette & Woods; and dated April 26, 2007 prepared by Sandler O’Neill + Partners, LP;

13.	Financial data and public market and bank acquisition pricing information supplied by SNL Financial, LC;

14.	Certain other materials provided by management or otherwise obtained by Mercer Capital deemed relevant to prepare this opinion.

In all cases we relied upon the referenced information without independent verification. This opinion is, therefore, dependent upon the information provided. A material change in critical information relied upon in this opinion and the underlying analysis performed would necessitate a reassessment to determine the effect, if any, upon our opinion. We have furthermore assumed that the summary financial benchmark projections set forth in the Kentucky Trust Bank Strategic Plan reflect a reasonable assessment of Kentucky Trust Bank’s future operating and financial performance and are in accord with management’s current best estimates of future performance. Mercer Capital does not express any opinion as to the assumptions underlying such forecasts, nor do we represent or warrant that the projections will be achieved. We have not examined the loan portfolios of OCB or Porter Bancorp. Direct examination is beyond the scope of this engagement.

OVERVIEW OF THE ANALYSIS

In reaching its opinion, Mercer considered the following factors, which are not necessarily meant to be exhaustive:

1.	The process undertaken by the Board of Directors of OCB leading to the execution of the Agreement;

2.	An analysis of the transaction consideration, comprised of stock in Porter Bancorp and cash with regard to the Share Exchange Ratio and the Cash Exchange Amount;

3.	The offers made by the management group to acquire the shares of Patricia Wheeler, controlling shareholder of OCB;

4.	The financial position and outlook for OCB and Kentucky Trust Bank;

5.	The financial position and outlook for Porter Bancorp;

6.	The value of the Porter Bancorp merger in relation to other comparable change of control transactions;

7.	The value of the Porter Bancorp merger in relation to values determined based upon management’s expectations regarding OCB’s future financial performance;

8.	Relative advantages and disadvantages presented by the transaction;

9.	The pricing of Porter Bancorp’s common stock in relation to other publicly traded bank holding companies; and,

10.	The liquidity of Porter Bancorp’s common stock received by OCB’s shareholders as a result of the transaction.

OPINION OF FAIRNESS

Consistent with Mercer Capital’s engagement letter with you, we are providing this Fairness Opinion in connection with the Merger and will receive a fee for such services, which is not contingent upon the conclusion of our analysis.

Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based upon such matters as we considered relevant, it is our opinion as of the date hereof that the consideration to be paid by Porter Bancorp in the Merger is fair, from a financial point of view, to the stockholders of OCB.

Our opinion does not constitute a recommendation with respect to how any shareholder should vote on the proposed transaction. Mercer Capital has not expressed an opinion as to the price at which any security of Porter Bancorp or OCB may trade in the future. The opinion is necessarily based upon economic, market, financial, and other conditions as they currently exist, and the information made available to us, as of the date of this letter.

Sincerely yours,

MERCER CAPITAL MANAGEMENT, INC.

/S/    JAMES E. GRAVES, ASA, CFA

James E. Graves, ASA, CFA

Vice President

Appendix C

PROVISIONS OF THE KENTUCKY BUSINESS CORPORATION ACT

RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS

271B.13-010. Definitions.

As used in this subtitle:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under KRS 271B.13-020 and who exercises that right when and in the manner required by KRS 271B.13-200 to 271B.13-280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. In any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2), “fair value” shall be at least an amount required to be paid under KRS 271B.12-220(2) in order to be exempt from the requirements of KRS 271B.12-210.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

271B.13-020. Right to dissent.

(1) A shareholder shall be entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party:

1. If shareholder approval is required for the merger by KRS 271B.11-030 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

2. If the corporation is a subsidiary that is merged with its parent under KRS 271B.11-040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;

(d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

1. Alters or abolishes a preferential right of the shares to a distribution or in dissolution;

2. Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

3. Excludes or limits the right of the shares to vote on any matter other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

4. Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under KRS 271B.6-040;

(e) Any transaction subject to the requirements of KRS 271B.12-210 or exempted by KRS 271B.12-220(2); or

(f) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for his shares under this chapter shall not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

271B.13-030. Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he shall dissent with respect to all shares beneficially owned by any one (1) person and notify the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection shall be determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

(a) He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

271B.13-200. Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this subtitle and the corporation shall undertake to provide a copy of this subtitle to any shareholder entitled to vote at the shareholders’ meeting upon request of that shareholder.

(2) If corporate action creating dissenters’ rights under KRS 271B.13-020 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in KRS 271B.13-220.

271B.13-210. Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(a) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

(b) Shall not vote his shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section shall not be entitled to payment for his shares under this chapter.

271B.13-220. Dissenters’ notice.

(1) If proposed corporate action creating dissenters’ rights under KRS 271B.13-020 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenter’s notice to all shareholders who satisfied the requirements of KRS 271B.13-210.

(2) The dissenters’ notice shall be sent no later than ten (10) days after the date the proposed corporate action was authorized by the shareholders, or, if no shareholder authorization was obtained, by the board of directors, and shall:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30), nor more than sixty (60) days after the date the notice provided in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this subtitle.

271B.13-230. Duty to demand payment.

(1) A shareholder who is sent a dissenters’ notice described in KRS 271B.13-220 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to subsection (2)(c) of KRS 271B.13-220, and deposit his certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits his share certificates under subsection (1) of this section shall retain all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, shall not be entitled to payment for his shares under this subtitle.

271B.13-240. Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under KRS 271B.13-260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares shall retain all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

271B.13-250. Payment.

(1) Except as provided in KRS 271B.13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with KRS 271B.13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(2) The payment shall be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated; and

(d) A statement of the dissenter’s right to demand payment under KRS 271B.13-280.

271B.13-260. Failure to take action.

(1) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters’ notice under KRS 271B.13-220 and repeat the payment demand procedure.

271B.13-270. After-acquired shares.

(1) A corporation may elect to withhold payment required by KRS 271B.13-250 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under KRS 271B.13-280.

271B.13-280. Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under KRS 271B.13-250), or reject the corporation’s offer under KRS 271B.13-270 and demand payment of the fair value of his shares and interest due, if:

(a) The dissenter believes that the amount paid under KRS 271B.13-250 or offered under KRS 271B.13-270 is less than the fair value of his shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under KRS 271B.13-250 within sixty (60) days after the date set for demanding payment; or

(c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(2) A dissenter waives his right to demand payment under this section unless he shall notify the corporation of his demand in writing under subsection (1) of this section within thirty (30) days after the corporation made or offered payment for his shares.

JUDICIAL APPRAISAL OF SHARES

271B.13-300. Court action.

(1) If a demand for payment under KRS 271B.13-280 remains unsettled, the corporation shall commence a proceeding within sixty (60) day after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the circuit court of the county where a corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section shall be plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters shall be entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding shall be entitled to judgment:

(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or

(b) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under KRS 271B.13-270.

271B.13-310. Court costs and counsel fees.

(1) The court in an appraisal proceeding commenced under KRS 271B.13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under KRS 271B.13-280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters, if the court finds the corporation did not substantially comply with the requirements of KRS 271B.13-200 to 271B.13-280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subtitle.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

Appendix D

ELECTION FORM

FOR INFORMATION CALL: (502) 499-4800

BY MAIL, BY HAND OR BY OVERNIGHT DELIVERY:

PBI Bank

2500 Eastpoint Parkway

Louisville, Kentucky 40223

Description of shares subject to this Election Form

Name(s) and Address(es) of Registered Holder(s) Please fill in, if blank, exactly as name(s) appear(s) on Certificate(s)	Certificate No(s)	Number of Shares

TOTAL SHARES >

To make a valid election as to the consideration you will receive in exchange for your Ohio County Bancshares, Inc. common shares you must complete and sign this election form and submit it to PBI Bank at the above address. Election forms must be received by PBI Bank by the election deadline to be deemed valid. The method of delivery of the election form is at your election and risk; however we recommend you deliver your election form in person, by overnight courier or by registered mail, with return receipt requested.

ELECTION DEADLINE IS 5:00 P.M., EASTERN TIME, ON SEPTEMBER 27, 2007

(PBI BANK MUST RECEIVE YOUR ELECTION

MATERIALS AT THE ADDRESS SPECIFIED ABOVE NO LATER THAN THIS TIME)

Pursuant to the terms of the Agreement and Plan of Merger, dated as of June 16, 2007, as amended, between Ohio County Bancshares, Inc. (“OCB”) and Porter Bancorp, Inc. (“Porter”) ( the “Merger Agreement”), upon consummation of the merger of OCB into PBIB , a wholly owned subsidiary of Porter (the “Merger”), each OCB common share will be converted into the right to receive, according to each OCB shareholder’s election in this Election Form, either 12.80 Porter common shares, a cash payment of $297.34, or a combination of both cash and Porter common shares, as you may designate in this Election Form. A minimum of 50% and a maximum of 60% of the OCB common shares issued and outstanding must be exchanged for Porter shares. If OCB shareholders elect either to receive either cash for more than 50% of the OCB common shares or to receive Porter common shares for more than 60% of the OCB common shares, the combination of cash and Porter common shares that shareholders receive will be adjusted on a proportional basis to fall within the ranges.

After the election deadline, the elections made by OCB shareholders may be adjusted so that Porter is not paying cash consideration for less than 40% or more than 50% of the OCB common shares outstanding at the close of business on the closing date. In addition, the elections may be adjusted if the value of the Porter common shares to be issued pursuant to OCB shareholder election is not at least 45% of the total value of the consideration to be received for the OCB common shares. Please refer to the allocation procedures described under the heading “The Merger—Allocation of the Merger Consideration” in the proxy statement/prospectus.

Accordingly, if you elect cash consideration or a combination of cash consideration and share consideration, you may receive cash for a lesser number of OCB common shares than you elect. This could result in, among other things, tax consequences that differ from those that would have resulted had you received the exact form of merger consideration you elected.

OCB shareholders are being given the opportunity to elect the preferred form of consideration to be received by them in the merger. If you do not make an election by the Election Deadline you will be deemed to have made an election to receive Porter common shares in exchange for your OCB shares. For a full discussion of the merger and effect of this election, see the proxy statement/prospectus dated September 11, 2007.

This election governs the consideration that you, as a shareholder of OCB, will receive if the merger is approved and consummated. This election may also affect the income tax treatment of the consideration that you receive. Each OCB shareholder is urged to consult his or her own tax advisor regarding the tax consequences of the merger to him or her.

Complete the box below to make an election.

ELECTION

I hereby elect to receive the following as consideration for my OCB common shares described in this Election Form: (check only one box)

☐	STOCK ELECTION—Each OCB common share converted into 12.80 Porter common shares (subject to the limitations and adjustments as provided in the Merger Agreement). No fractional shares of Porter common stock will be issued in connection with the merger. Instead, cash will be paid instead of any fractional share of Porter common stock to which you would otherwise be entitled.

☐	CASH ELECTION—Each OCB common share converted into a cash payment per share equal to $297.34 (subject to the limitations and adjustments as provided in the Merger Agreement).

☐	MIXED ELECTION*—

            shares of OCB common stock converted into a cash payment per share equal to $297.34 (subject to the limitations and adjustments as provided in the Merger Agreement).

            shares of OCB common stock converted into 12.80 Porter common shares (subject to the limitations and adjustments as provided in the Merger Agreement). No fractional shares of Porter common stock will be issued in connection with the merger. Instead, cash will be paid instead of any fractional share of Porter common stock to which you would otherwise be entitled.

*Please note that the total number of shares specified above should equal the total number of OCB common shares you own of record.

If you make a proper mixed election and on the effective date of the merger you own some, but not all, of the shares with respect to which you made a proper mixed election (and you did not revoke the election), the shares you own will be treated in proportionally the same manner as the mixed election you selected above.

☐	NON-ELECTION—All non-elections will be treated as stock elections.

You will be deemed to have made a NON-ELECTION if:

A.	No choice is indicated above;

B.	You fail to follow the instructions on this Election Form or otherwise fail properly to make an election (including by revoking an election and afterward failing to make a proper election); or

C.	A properly completed Election Form is not received by Porter before the Election Deadline.

This Election Form, if properly executed and delivered, will revoke all other prior dated Election Forms submitted by the undersigned. Please make certain that this Election Form is accurate and covers the total number of OCB shares that you own.

A complete description of the Merger and of the election and allocation procedures is included in the proxy statement/prospectus, which was mailed to OCB shareholders on or about September 11, 2007. Please read the proxy statement/prospectus carefully.

CONDITIONS AND LIMITATIONS

Each election is subject to the terms, conditions and limitations that have been set forth in the Merger Agreement, the instructions and terms herein and the proxy statement/prospectus dated September 11, 2007, which was mailed to OCB shareholders on or about September 11, 2007 in connection with the special meeting of OCB shareholders. The Merger Agreement is included as Appendix A to the proxy statement/prospectus. Extra copies of this Election Form or of the proxy statement/prospectus may be requested from Porter by calling (502) 499-4800, extension 4799. By filing this Election Form with Porter, you are acknowledging that you have received the proxy statement/prospectus.

TO BE EFFECTIVE, THIS ELECTION FORM MUST BE PROPERLY COMPLETED, SIGNED AND RECEIVED BY PORTER AT THE ADDRESS ABOVE PRIOR TO THE ELECTION DEADLINE.

PLEASE DO NOT SEND IN YOUR OCB STOCK CERTIFICATES AT THIS TIME. YOU WILL RECEIVE WRITTEN INSTRUCTIONS FOR DELIVERING STOCK CERTIFICATES AFTER THE EFFECTIVE DATE OF THE MERGER.

The Election Form must be signed by the registered holder(s) EXACTLY as name(s) appear(s) on stock certificate(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. Election Forms executed by trustees, executors, administrators, guardians, officers of corporations or others acting in a fiduciary capacity who are not identified as the record shareholders in OCB’s corporate books must be accompanied by proper evidence of the signer’s authority to act.

Registered Holder	Social Security Number (or Taxpayer Identification Number, if applicable)
Registered Holder	Social Security Number (or Taxpayer Identification Number, if applicable)
Title, if any

Date:	Daytime Phone No.:

INSTRUCTIONS

(Please read carefully the instructions below)

1. ELECTION DEADLINE: For any election contained herein to be considered, this Election Form, properly completed and signed, MUST BE RECEIVED BY PORTER AT THE ADDRESS ON THE FRONT OF THIS ELECTION FORM NO LATER THAN 5:00 P.M., EASTERN TIME, ON SEPTEMBER 27, 2007. Porter, in its sole reasonable discretion, will determine whether any Election Form is received on a timely basis and whether an Election Form has been properly completed. Any good faith decision by Porter regarding such matters will be binding and conclusive. Porter will not be under any obligation to notify any person of any defect in an Election Form.

2. YOUR ELECTION: Mark only one box under the heading “Election” on the Election Form. By completing the Election Form, you are electing (1) to have all of your OCB common shares converted into the right to receive 12.80 Porter common shares, subject to adjustment (a “Stock Election”), OR (2) to have all of your OCB common shares converted into the right to receive an amount in cash per share equal to $297.34, subject to adjustment (a “Cash Election”), OR (3) to have the indicated number of your OCB common shares converted into the right to receive an amount in cash per share equal to $297.34, subject to adjustment, and the indicated number of your OCB common shares converted into the right to receive 12.80 Porter common shares, subject to adjustment as described above (a “Mixed Election”), OR (4) to indicate that you make no election. If the “NON-ELECTION” box is checked or you are otherwise deemed to have made a non-election, you will receive Porter common shares in exchange for your OCB shares, subject to adjustment according to the allocation procedures described in the proxy statement prospectus.

3. REVOCATION OR CHANGE OF ELECTION: Any Election Form may be revoked or changed by submitting a later-dated and properly completed Election Form to Porter, but to be effective such notice must be received by Porter at or before to the Election Deadline. Porter will have reasonable discretion to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made.

Any good faith decision by Porter regarding such matters will be binding and conclusive. Porter will not be under any obligation to notify any person of any defect in an Election Form.

4. METHOD OF DELIVERY: The Election Form must be delivered to Porter. DO NOT SEND THE ELECTION FORM TO OCB. Delivery will be deemed effective only when received by Porter at the address specified in this Election Form. The method of delivery of the Election Form is at your election and at your risk. We recommend you deliver your Election Form in person or by overnight courier or by registered mail, with return receipt requested.

5. INADEQUATE SPACE: If the space provided in this form is inadequate, the stock certificate numbers and the numbers of OCB common shares represented by those certificates should be listed on additional sheets and attached to this form.

6. MISCELLANEOUS: Porter is not under any duty to give notification of defects in any Election Form. Porter shall not incur any liability for failure to give such notification. Porter will have the reasonable discretion to disregard immaterial defects in Forms of Election. If Porter or its designee reasonably determines that any election was not properly or timely made, such purported election will be deemed to be of no force and effect, and the holder making such election will be deemed to have made a stock election. Any good faith decision by Porter regarding such matters will be binding and conclusive.

PART II

Item 20.	Indemnification of Directors and Officers

Under Kentucky law, a corporation has broad powers to indemnify directors, officers, employees, and agents of the corporation for judgments, penalties, fines, settlements, and reasonable expenses incurred by that person in proceedings in connection with the person’s official capacity in the corporation. Indemnification against reasonable legal expenses incurred by such person in such a proceeding is mandatory when the person is wholly successful in the defense of the proceeding. However, a corporation may not indemnify such person when the person is adjudged liable to the corporation or on the basis that a personal benefit was improperly received.

Porter’s articles of incorporation provide for the indemnification of executive officers and directors only in connection with proceedings arising from that person’s conduct in his/her official capacity and only to the extent permitted by the Kentucky Business Corporation Act.

KRS 271B.8-300 provides that a director of a Kentucky corporation must discharge his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation. To discharge his duties on an informed basis, a director must make inquiry into the business and affairs of the corporation, or into a particular action to be taken or decision to be made, with the care an ordinary prudent person in a like position would exercise under similar circumstances. Unless the corporation’s articles of incorporation contain a provision further limiting a director’s liability for monetary damages, any action taken as a director, or any failure to take any action as a director, will not be the basis for monetary damages or injunctive relief unless (a) the director has breached or failed to perform his duties as a director in good faith, on an informed basis, and in a manner he honestly believes to be in the best interests of the corporation; and (b) in the case of an action for monetary damages, the breach or failure to perform constitutes willful misconduct or wanton or reckless disregard for the best interests of the corporation and its shareholders. A person bringing an action for monetary damages for breach of duty has the burden of proving by clear and convincing evidence the provisions of (a) and (b) above, and the burden of proving that the breach or failure to perform was the legal cause of the damages suffered by the corporation. KRS 271B.2-020 provides that the articles of a corporation may eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the duties of a director. KRS 271B.2-020 does not allow for the elimination of the duty of due care that a director owes to a corporation, but allows for the elimination of a monetary recovery for breach of that duty. Only directors, not officers, may benefit from the provisions of KRS 271B.2-020. The limitations of liability permitted by KRS 271B.2-020 extend only to the elimination of a recovery of a monetary remedy. Shareholders may still seek equitable relief, such as injunction, against an action of a director that is inappropriate. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

Porter’s articles of incorporation limit the liability of directors to Porter and its shareholders to the extent permitted by KRS 271B.2-020. A director’s liability to Porter or the shareholders is not eliminated or limited with respect to: (1) any breach of the director’s duty of loyalty to Porter or its shareholders; (2) acts or omissions not taken in good faith or which involve intentional misconduct or a knowing violation of the law; (3) actions creating personal liability for unlawful distributions as set forth in KRS 271B.8-330; or (4) transactions from which the director derived an improper personal benefit. KRS 271B.2-020 does not preclude or limit recovery of damages by third parties, nor does it limit or affect a director’s liability for acts or omissions occurring before the effectiveness of an amendment to a corporation’s articles of incorporation.

Item 21.	Exhibits and Financial Statement Schedules

(a) The following documents are filed as exhibits to this registration statement on Form S-4:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated June 16, 2007, among Porter Bancorp, Inc., PBIB Corporation, Inc., Ohio County Bancshares, Inc., and Kentucky Trust Bank (included as Appendix A to the proxy statement/ prospectus).

2.2**	Form Voting Agreement, dated June 16, 2007, as executed by Porter Bancorp, Inc. and each of the following: Hayward Spinks, Patricia B. Wheeler and TAP Investments, L.L.C..

3.1	Amended and Restated Articles of Incorporation of Porter Bancorp, Inc.. Exhibit 3.1 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is hereby incorporated by reference.

3.2	Bylaws of Porter Bancorp, Inc. Exhibit 3.2 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is hereby incorporated by reference.

5.1**	Opinion of C. Bradford Harris, Executive Vice President and Corporate General Counsel of Porter Bancorp, Inc.

8.1**	Tax Opinion of Frost Brown Todd LLC.

10.1+	USAccess Bank, Inc. (now known as PBI Bank) 2000 Stock Option Plan. Exhibit 10.1 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is hereby incorporated by reference.

10.2+	Porter Bancorp, Inc. Amended and Restated 2006 Stock Incentive Plan. Exhibit 10.2 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is hereby incorporated by reference.

10.3+	Form of Porter Bancorp, Inc. Stock Option Award Agreement. Exhibit 10.3 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is hereby incorporated by reference.

10.4+	Form of Porter Bancorp, Inc. Restricted Stock Award Agreement. Exhibit 10.4 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is hereby incorporated by reference.

10.5+	Form of Ascencia Bank (now known as PBI Bank) Supplemental Executive Retirement Plan. Exhibit 10.5 to Form S-1 Registration Statement (Reg. No. 333-133198) filed April 11, 2006 is hereby incorporated by reference.

10.6+	Porter Bancorp, Inc. 2006 Non-Employee Directors Stock Ownership Incentive Plan, as amended. Exhibit 10.6 to Form S-1/A Registration Statement (Reg. No. 333-133198) filed September 19, 2006 is hereby incorporated by reference.

10.7	Promissory Installment Note of Maria L. Bouvette and J. Chester Porter, as borrowers, to David L. Hawkins, as lender. Exhibit 10.7 to Form S-1/A Registration Statement (Reg. No. 333-133198) filed May 24, 2006 is hereby incorporated by reference.

21.1	List of Subsidiaries of Porter Bancorp, Inc. Exhibit 21.1 to Form 10-K filed on March 27, 2007 is hereby incorporated by reference.

23.1**	Consent of C. Bradford Harris (included in exhibit 5.1)

23.2**	Consent of Frost Brown Todd LLC (included in exhibit 8.1)

23.3	Consent of Crowe Chizek and Company LLC, an independent registered public accounting firm.

23.4**	Consent of Mercer Capital Management, Inc., an investment banking and valuation firm.

Exhibit No.	Description
24.1	Power of Attorney (included on the signature page to this registration statement).

99.1	Form of Ohio County Bancshares, Inc. proxy card.

99.2	Election Form (included as Appendix D to the proxy statement/prospectus).

+	Management contract or compensatory plan or arrangement.
**	Previously filed.

(b) Financial statement schedules:

None.

Item 22.	Undertakings

A.	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

C.	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

D.	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Louisville, Commonwealth of Kentucky on September 7, 2007.

PORTER BANCORP, INC.

By:	/s/ MARIA L. BOUVETTE
Maria L. Bouvette President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ J. CHESTER PORTER J. Chester Porter	Chairman of the Board of Directors	September 7, 2007

/s/ MARIA L. BOUVETTE Maria L. Bouvette	President, Chief Executive Officer and Director	September 7, 2007

/s/ DAVID B. PIERCE David B. Pierce	Chief Financial Officer (Principal Accounting Officer)	September 7, 2007

* David L. Hawkins	Director	September 7, 2007

* W. Glenn Hogan	Director	September 7, 2007

* Michael E. Miller	Director	September 7, 2007

* Sidney L. Monroe	Director	September 7, 2007

* Stephen A. Williams	Director	September 7, 2007

*By:	/S/ MARIA L. BOUVETTE
Maria L. Bouvette, as attorney-in-fact for the identified person

II-4